As filed with the Securities and Exchange Commission on September 18, 2007

Registration No. 333-145294

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-11

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

DuPont Fabros Technology, Inc.

(Exact Name of Registrant as Specified in its Governing Instruments)

1212 New York Avenue, NW, Suite 900

Washington, D.C., 20005

(202) 728-0044

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Lammot J. du Pont, Executive Chairman

Hossein Fateh, President and Chief Executive Officer

DuPont Fabros Technology, Inc.

1212 New York Avenue, NW, Suite 900

Washington, D.C., 20005

(202) 728-0044

(202) 728-0220 (facsimile)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John H. Toole, Esq.

Darren K. DeStefano, Esq.

Geoffrey M. Ossias, Esq.

Cooley Godward Kronish LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190

(703) 456-8000

(703) 456-8100 (facsimile)

Daniel M. LeBey, Esq. Edward W. Elmore, Jr., Esq. Hunton & Williams LLP Riverfront Plaza East Tower 951 East Byrd Street Richmond, Virginia 23209 (804) 788-8200 (804) 788-8218 (facsimile)	J. Warren Gorrell, Jr., Esq. Stuart A. Barr, Esq. Hogan & Hartson LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600 (202) 637-5910 (facsimile)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of securities being registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Common Stock, $0.001 par value per share	$701,500,000	$21,536

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes shares that may be issued pursuant to the exercise of an option to purchase additional shares granted to the underwriters.
(2)	$46 has been paid herewith. $21,490 was paid with the initial filing of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 18, 2007

PROSPECTUS

                     Shares

Common Stock

This is our initial public offering of common stock. All of the shares of our common stock offered are being sold by us. We intend to elect to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ending December 31, 2007.

Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock listed on The New York Stock Exchange under the symbol “DFT.” We expect the initial public offering price of our common stock to be between $             and $             per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 20 of this prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discount(1)	$	$

Proceeds to us (before expenses)	$	$

(1)	Excludes a financial advisory fee payable solely to Lehman Brothers and UBS Investment Bank of % of the initial public offering price. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional              shares from us on the same terms and conditions as set forth above to the extent the underwriters sell more than              shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about             , 2007.

LEHMAN BROTHERS	UBS INVESTMENT BANK

            , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

This prospectus contains third-party estimates and data regarding growth in the Internet and data center industries. This data was obtained from a report by Tier1 Research entitled “Internet Data Center Supply Report Midyear 2007” and a report by IDC Research, Inc. entitled “U.S. Web Hosting Services 2007-2011 Forecast,” dated May 2007. Although we have not independently verified the data contained in these reports, we believe that the data is reliable. However, there can be no guarantee that the markets discussed in these reports will grow at the estimated rates or at all, and actual results may differ from the projections and estimates contained in these reports. Any failure of the markets to grow at projected rates could have an adverse impact on our business.

Until                      (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, including under the caption “Risk Factors,” as well as our financial statements and related notes appearing elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “our company” refer to DuPont Fabros Technology, Inc., a Maryland corporation, together with its consolidated subsidiaries after giving effect to the formation transactions described in this prospectus, including DuPont Fabros Technology, L.P., a Maryland limited partnership, which we refer to in this prospectus as our operating partnership, or OP. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised and that the common stock to be sold in this offering is sold at $             per share, the mid-point of the price range indicated on the front cover page of this prospectus.

DuPont Fabros Technology, Inc.

Overview

We are a leading owner, developer, operator and manager of wholesale data centers. Our data centers are highly specialized, secure facilities used by our tenants—primarily national and international technology companies, including Microsoft, Yahoo! and Google—to house, power and cool the computer servers that support many of their most critical business processes. We lease the raised square footage and available power of each of our facilities to our tenants under long-term triple-net leases, which contain annual rental increases. As used in this prospectus, the phrase “wholesale data center,” or “wholesale infrastructure,” refers to specialized real estate assets consisting of large-scale data center facilities provided to tenants under long-term leases.

We believe our data centers are engineered to the highest specifications commercially available and provide sufficient power to meet the needs of the world’s largest technology companies. We consider our newest data center in Northern Virginia, known as ACC4, to be our prototype for future ground-up developments due to its enhanced power capacity and flexible design, which will enable us to accommodate both smaller and larger tenants in a single facility. Upon completion, this data center will be capable of providing tenants with a total of 36.4 megawatts, or MW, of power, which we refer to in this prospectus as critical load, or IT load. Critical load is that portion of each facility’s total power capacity that is made available for the exclusive use by our tenants to operate their computer servers. Because we believe that critical load is the primary factor that tenants evaluate in choosing a data center, we establish our rents based on both the amount of raised square footage that our tenants are occupying and the amount of power that we make available to them. Accordingly, throughout this prospectus, where we discuss our operations in terms of raised square footage, which we consider to be the net rentable square footage of each of our facilities, we generally also provide a corresponding discussion of critical load, which is one of the primary metrics that we use to manage our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

Upon completion of this offering and the formation transactions described below, we will own a 100% interest in the following properties:

•

four stabilized data centers located in Northern Virginia, which we refer to as VA3, VA4, ACC2 and ACC3, having an aggregate critical load of 46.0 MW and which were, as of September 1, 2007, 100% leased;

•

our prototype ground-up development in Northern Virginia, ACC4, which is expected to have an aggregate critical load of 36.4 MW and is being developed in two equal phases. The first phase has been completed and, as of September 1, 2007, was 100% leased. The second phase currently is scheduled for completion in November 2007 and, as of September 1, 2007, 43.8% of this phase was pre-leased;

•

one data center under development in suburban Chicago, which we refer to as CH1, which also is expected to have an aggregate 36.4 MW of critical load and a flexible design. The CH1 development involves retrofitting an existing building, or shell, for use as a data center and is being developed in two phases, with the first phase scheduled for completion in 2008; and

•

undeveloped properties in Northern Virginia and Piscataway, New Jersey. We will also have a contract to acquire land in Santa Clara, California for $22.0 million. We believe that these properties will, in the aggregate, support the development of six new data centers with an aggregate critical load of 187.2 MW.

In addition to the properties described above, we also will acquire certain property management, development, leasing, asset management and technical services agreements and arrangements for these properties from entities affiliated with our sponsors, Lammot J. du Pont, the Executive Chairman of our board of directors, and Hossein Fateh, our President and Chief Executive Officer. By combining our properties with these core operating functions, we believe we will be well positioned as a fully-integrated wholesale data center provider, capable of developing, leasing, operating and managing our growing portfolio.

We expect to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2007. We intend to make regular quarterly distributions, beginning with a distribution for the period commencing upon the completion of this offering and ending on December 31, 2007.

Market Opportunity

Data centers are facilities used for housing a large number of computer servers and the key related infrastructure, including generators and heating, ventilation and air conditioning, or HVAC systems, necessary to power and cool them. Originally, beginning in the mid 1990s, colocation providers, primarily from the telecommunications industry, met the needs of early technology companies that required limited amounts of power but a significant amount of information technology support. However, as these technology companies grew, they began to seek data centers capable of producing significantly more power than typical colocation facilities were designed to provide.

Wholesale infrastructure providers entered the market to meet the growing demand from technology companies by offering significantly greater power through a single facility than colocation providers and long-term cost savings through economies of scale and the unbundling of services that larger tenants do not require. In recent years, there has been a significant increase in the demand for data centers in general, and wholesale infrastructure in particular, due to the following factors:

Growth of the Internet. Growth in demand for data centers reflects the growth in consumer and enterprise-based Internet traffic for applications such as search, media, commerce and application processing, according to Tier1 Research, a data center industry analyst. IDC Research estimates that the U.S. web hosting market totaled $8.2 billion of revenue in 2006 and projects U.S. web hosting revenue to grow at a compounded annual growth rate of 14.7% over the next five years, reaching $16.3 billion in 2011. IDC Research cites the following factors as contributing to the strong projected growth: the evolution of hosting beyond marketing and commerce to core business processes, the continued pursuit of on-demand computing, and the growth of the home office and small and medium-sized business segments. In addition, we believe that demand is being driven by the continued growth of Internet-based business models, such as search, online auctions, social networking sites, and online music, and that new Internet-based business models—such as online video—will continue to put upward pressure on data center demand in the future. In addition, we believe the increasing penetration of broadband technologies are contributing to growth in the Internet and demand for data centers. According to the Organisation for Economic Co-operation and Development, or OECD, the number of broadband subscribers per 100 inhabitants in OECD countries grew to 16.9 in 2006 from 2.9 in 2001.

Industry Growth and Consolidation. We believe that growth, consolidation and the increasing maturity of the technology industry have led to the emergence of a significant number of well-known, financially secure companies, including Internet companies, with long-term business prospects. Many of these companies are now profitable entities that are willing and able to enter into long-term leases for their data center needs—as opposed to the short-term licenses typical of traditional colocation facilities—and take advantage of the benefits such leases have to offer, including lower base rents and economies of scale.

Demand Increasing, Including Among Enterprise Tenants. According to industry analysts, demand is out-stripping supply by a ratio of 2-to-1, as both technology and non-technology businesses, or enterprise tenants, increasingly outsource their network server needs to third-party data centers. Enterprise tenants are generally Fortune 500 businesses that require significantly less critical load than large technology companies. As somewhat smaller, but still significant, users of power, we believe that these companies do not find it cost-effective to build and staff their own data centers, but instead prefer to outsource such functions in order to focus on their own core competencies.

Reduced Supply of Data Center Space; Increased Need for Power. Even as demand for data center space grows among technology and enterprise companies, many of the telecommunications companies that had traditionally built data centers exited the data center business between 2000 and 2002. As a result, the available inventory of space in traditional colocation facilities became increasingly limited. In addition, most colocation facilities—which generate on average approximately 5.0 MW to 6.0 MW of critical load—are not equipped to provide the heightened levels of power and cooling that large technology companies now demand, according to Tier1 Research. The amount of power required to operate modern servers and software applications has steadily increased, even as servers have become faster. These trends have further contributed to the demand for data centers.

Despite the increase in demand for wholesale infrastructure, we believe the significant cost to build wholesale infrastructure, the lack of specially trained personnel and the shortage of land that is optimal for the development of the most efficient data centers raise significant barriers to entry that would make it difficult for new companies to enter into this specialized market.

Our Competitive Strengths

We believe we distinguish ourselves from other data center providers through the following competitive strengths:

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Data centers with high power capacity and long useful lives. Our four stabilized data centers and our newest data centers under development each will have sufficient critical load to serve the world’s largest technology companies and are specially designed to have long useful lives, with core power and cooling infrastructure based on stable technology that is not tenant specific and therefore is less likely to become obsolete.

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Strategically located data centers. Our operating and planned development properties are strategically located in four premium markets, including Northern Virginia, Piscataway, New Jersey near New York City, Elk Grove, Illinois in suburban Chicago and Santa Clara, California in Silicon Valley, each of which are located near sources of relatively inexpensive power, major population centers and significant fiber optic networks.

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Strong development pipeline and track record. In addition to the 36.4 MW planned for CH1, our development pipeline includes six new data centers comprising in the aggregate 187.2 MW of critical load. We believe that our in-house development expertise, including our key technical managers, as well as our extensive network of relationships with key providers who are experienced in the construction of data centers gives us a significant advantage over those of our competitors who must rely exclusively on third parties to develop and maintain their properties.

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Industry-leading tenants with strong credit. Our tenant base consists primarily of leading national and international technology companies, such as Microsoft, Yahoo! and Google, as well as leading enterprise companies, such as FactSet Research Systems, Sanofi-Aventis, and UBS. Our tenants generally have investment-grade or equivalent credit and we have not, to date, experienced any tenant defaults. As of September 1, 2007, our two largest tenants, Microsoft and Yahoo!, accounted for 86.0% of our annualized rent.

•

Long-term, triple net leases with annual rent increases. We lease our space through long-term, triple net leases under which our tenants are obligated to reimburse us for property-level operating expenses. Our leases also contain annual rent increases and, with one exception, do not permit early termination. As of September 1, 2007, our weighted average remaining lease term was approximately 7.9 years.

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Seasoned management team with data center and public company experience. Our senior managers, Messrs. du Pont and Fateh and our Chief Financial Officer, Steven G. Osgood, have an average of 15 years of experience in the commercial real estate industry and, in the case of Messrs. du Pont and Fateh, a significant portion of this experience is in the data center business. In addition, Mr. Osgood has substantial public company experience serving as President and Chief Financial Officer of U-Store-It Trust from the company’s initial public offering in October 2004 through April 2006 and Executive Vice President and Chief Financial Officer of Global Signal, Inc. from April 2006 until its sale to Crown Castle International Corp. in January 2007.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow per share and returns to our stockholders through the prudent management of a balanced portfolio of operating and development properties. Our business strategies to achieve these objectives are:

•

Maximize cash flow from existing properties. We intend to continue to use the triple-net structure for our leases, under which our tenants are contractually obligated to reimburse us for property-level operating expenses and which contain annual rent increases, which are typically 3.0% to 4.0%, to provide for stable growth in operating cash flows from our operating properties.

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Build out our current development pipeline. We intend to grow our portfolio of data centers primarily through the build-out of our development pipeline. The first phase of ACC4 was placed in service in July 2007. We expect to complete development of the second phase of ACC4 in November 2007 and the first phase of CH1 by the end of 2008.

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Diversify tenant base to include additional enterprise companies. With our new, scalable data centers, we intend to continue to target prospective enterprise tenants with strong credit, such as financial services, entertainment, media and travel companies and local, state and federal governments and government agencies to supplement and diversify our tenant base.

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Expand integrated platform to other domestic and international markets. We intend to expand our integrated platform in order to accommodate the needs of our growing technology tenants and to meet the needs of new potential tenants, and we are actively seeking additional opportunities to expand in key domestic areas, including the southwestern United States, and in international markets.

Secured Credit Facility

Upon completion of this offering and the formation transactions, our OP will assume the obligations under an existing $275.0 million secured revolving credit facility, which we refer to in this prospectus as our revolving facility, and an existing $200.0 million secured term loan both of which are arranged by KeyBank National Association.

As of September 1, 2007, there was $208.2 million outstanding on our revolving facility, which has a maximum capacity of $275.0 million. Upon consent of the lender, this amount may be increased by up to $200.0 million to a total borrowing capacity of $475.0 million depending on certain factors, including the value of, and debt service on, the properties included in our borrowing base. In order to take advantage of this feature, we anticipate that we would need to add properties to the borrowing base. The revolving facility matures on August 7, 2010, but includes an option whereby we may elect, once, to extend the maturity date by 12 months. The term loan is an interest only loan with the full principal amount due at maturity on August 7, 2011, with no option to extend. Upon completion of this offering, the interest rate associated with the revolving facility will be between LIBOR plus 1.25% and LIBOR plus 1.70%, depending on our applicable leverage ratio, and the interest rate on our term loan will be LIBOR plus 1.50%. Our four stabilized properties comprise our current borrowing base. In addition, we may in the future choose to add some or all of the other properties that we acquire upon the completion of this offering or other properties that we may acquire in the future to the borrowing base in order to, among other things, increase the amount that we may borrow under the revolving facility. Once added to the borrowing base, properties may only be removed with the approval of our lenders. In addition, the revolving facility and term loan contain customary covenants.

Our Portfolio Summary

Operating Properties. The following table presents an overview of our operating properties, including our four stabilized properties and ACC4, based on information as of September 1, 2007:

Property and Location	Year Built/ Renovated	Gross Building Area(1)	Raised Square Feet(2)	Critical Load(3)	% Leased(4)		Annualized Rent (in thousands)(5)	Annualized Management Fee Recoveries (in thousands)(6)
VA3 Reston, VA	2003(7)	256,000	144,901	13.0 MW	100%		$8,420	$649
VA4 Bristow, VA	2005(7)	230,000	90,000	9.6 MW	100%		$15,327	$1,080
ACC2 Ashburn, VA	2001/2005	87,000	53,397	10.4 MW	100%		$10,783	$704
ACC3 Ashburn, VA	2001/2006	147,000	79,600	13.0 MW	100%		$17,876	$1,156
ACC4 Phase I Ashburn, VA	July 2007	150,000	85,700	18.2 MW	100%		$24,289	—	(8)
ACC4 Phase II Ashburn, VA	November 2007 (estimated)	150,000	85,600	18.2 MW	43.8	%(9)	n/a	n/a

Totals		1,020,000	539,198	82.4 MW			$76,695	$3,589

(1)	The entire building area, including raised square footage (the portion of gross building area where our tenants’ computer servers are located), tenant common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our tenants.
(2)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(3)	Critical load is the power available for exclusive use by our tenants expressed in terms of MW or kW (1 MW is equal to 1,000 kW). In addition to critical load, each of our data centers is designed to provide sufficient additional power to cool our tenants’ servers, which we refer to as essential load.
(4)	Percentage leased is expressed as a percentage of raised square feet that is subject to a signed lease. With respect to any given facility, critical load is distributed approximately evenly to each raised square foot. Accordingly, percentage leased rates are not materially different when expressed as a percentage of a facility’s critical load.

(5)	Annualized rent for all leases commenced as of September 1, 2007 as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, includes base rent and all historical and future contractual increases, including any increases that are scheduled to occur subsequent to September 1, 2007. There is no annualized rent associated with ACC4 Phase II because these leases are not scheduled to commence until November 2007 and January 2008.
(6)	Annualized management fee recoveries for all leases commenced as of September 1, 2007, as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, consists of our property management fee, which is a variable fee that our tenants pay in exchange for receiving property management services from us, including general maintenance, operations, and administration of each facility. This fee is equal to approximately 5.0% of the sum of (i) base rent, (ii) other rents (including, as applicable, office, storage, parking and cage space) and (iii) estimated recoverable operating expenses allocable to each tenant over the term of the lease other than direct electric, which we define as the cost of the critical and essential load used by a tenant to power and cool its servers. For purposes of calculating annualized management fee recoveries with respect to each property, we have annualized the most recently reported half year of property operating expenses.
(7)	Acquired as a fully-developed property.
(8)	Annualized management fee recoveries are not calculated because ACC4 Phase I was not in service for the most recently reported half year.
(9)	As of September 1, 2007, ACC4 Phase II was 43.8% pre-leased. We currently expect to complete this facility in November 2007.

Development Properties. The following table presents an overview of our development properties, based on information as of September 1, 2007. Other than ACC7, we intend to develop each of these facilities in two phases. We cannot guarantee that we will be able to develop these properties in accordance with the schedules, cost estimates and specifications set forth below, or at all:

Property and Location	Expected Completion Date	Estimated Total Cost (in thousands)(1)	Gross Building Area(2)	Raised Square Feet(3)	Critical Load(4)
CH1 Phase I Elk Grove Village, IL	2008	$240,000 - $300,000	285,000	121,223	18.2 MW

ACC5 Phase I Ashburn, VA	2009	$180,000 - $230,000	150,000	85,600	18.2 MW

SC1 Phase I Santa Clara, CA(5)	2009	$240,000 - $300,000	150,000	85,600	18.2 MW

NJ1 Phase I Piscataway, NJ	2009	$220,000 - $280,000	150,000	85,600	18.2 MW

CH1 Phase II Elk Grove Village, IL	not scheduled	*	200,000	89,917	18.2 MW

ACC5 Phase II Ashburn, VA	not scheduled	*	150,000	85,600	18.2 MW

SC1 Phase II Santa Clara, CA(5)	not scheduled	*	150,000	85,600	18.2 MW

NJ1 Phase II Piscataway, NJ	not scheduled	*	150,000	85,600	18.2 MW

SC2 Phase I Santa Clara, CA(5)	not scheduled	*	150,000	85,600	18.2 MW

SC2 Phase II Santa Clara, CA(5)	not scheduled	*	150,000	85,600	18.2 MW

ACC6 Phase I Ashburn, VA	not scheduled	*	120,000	77,500	15.6 MW

ACC6 Phase II Ashburn, VA	not scheduled	*	120,000	77,500	15.6 MW

ACC7 Ashburn, VA	not scheduled	*	100,000	50,000	10.4 MW

*	Development costs for these projects have not yet been estimated.
(1)	Includes costs incurred to date and estimated future costs, including capitalization for construction and development, including closing costs, capitalized interest, leasing commissions and capitalized operating carrying costs, as applicable. As of June 30, 2007, we had incurred development costs of $59.3 million, $6.8 million and $4.2 million in connection with CH1, NJ1 and ACC7, respectively.
(2)	Gross building area is the entire building area, including raised square footage (the portion of gross building area where our tenants’ computer servers are located), tenant common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our tenants.
(3)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(4)	Critical load is the power available for exclusive use by our tenants expressed in terms of MW or kW (1 MW is equal to 1,000 kW). In addition to critical load, each of our data centers is designed to provide sufficient additional power to cool our tenants’ servers, which we refer to as essential load. Estimated critical loads for ACC5, SC1, NJ1 and SC2 are based generally on our present intention to employ designs for these facilities similar to our ACC4 prototype. The estimated critical loads for ACC6 and ACC7 are expected to be lower due to constraints imposed by the size of the properties.
(5)	Upon completion of this offering, we will have contractual rights to acquire the land for these data centers, which we expect to acquire in the fourth quarter of 2007.

Summary Risk Factors

You should carefully consider the following important risks as well as the additional risks described in “Risk Factors” beginning on page 20, before purchasing our common stock:

•	Any decrease in the demand for data centers, including resulting from a downturn in the technology industry, could harm our business.

•	Our initial portfolio of operating properties are all located in Northern Virginia and any adverse developments in the area’s economy may negatively affect our operating results.

•

Our growth depends upon the successful development of our properties and any delays or unexpected costs in such development may delay and harm our growth prospects, future operating results and our financial condition.

•

As of September 1, 2007, our two largest tenants, Microsoft and Yahoo!, collectively accounted for 86.0% of our annualized rent, and the loss of either tenant or any other significant tenant could have a materially adverse impact on our business.

•	Our tenants may choose to develop new data centers or expand their existing data centers, which could result in the loss of one or more key tenants.

•	Our properties are not suitable for lease other than as data centers, which could make it difficult to reposition them if we are not able to lease available space.

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The departure of any key personnel, including either of Messrs. du Pont or Fateh, who have developed significant relationships with leading technology tenants in the highly specialized data center business, could have a material adverse impact on our business.

•

We have not relied on third-party appraisals to establish the purchase price to be paid for our initial properties and other interests to be acquired by us in connection with this offering and the consideration paid by us in exchange for them may exceed their fair market value.

•	We have owned our properties for a limited time and may not be aware of significant deficiencies involving any one or all of them.

•	We face significant competition and may be unable to renew existing leases, lease vacant space or re-lease space as leases expire, which may have a material adverse impact on our operating results.

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We will have a substantial amount of indebtedness outstanding following this offering, which may negatively impact our ability to make distributions, may expose us to interest rate fluctuations and may expose us to the risk of default under our debt obligations.

•

Illiquidity of real estate investments and the terms of certain of our leases could significantly impede our ability to respond to adverse changes in the performance of our properties, which could harm our financial condition.

•	Our senior management team will have significant influence over our affairs.

•

Our charter and Maryland law contain provisions that may delay, defer or prevent a change in control transaction, even if such a change in control may be in your interest, and as a result may depress our stock price.

•	Our board of directors has no policy regarding the level of indebtedness that we may incur.

•	Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

•

Our cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

Formation of Our Company

Upon completion of this offering, we will engage in a series of transactions, which we refer to in this prospectus as the formation transactions, pursuant to which we will acquire ownership of our initial properties, contract rights to acquire property, and property management, development, leasing, asset management and technical services agreements and arrangements. See “Structure and Formation of Our Company.” In connection with this offering and the formation transactions and assuming an initial public offering price per share equal to the mid-point of the price range indicated on the front cover page of this prospectus:

•

Aggregate consideration of $            , consisting of              OP units and $             in cash, will be allocable to the members of certain property-holding entities that will be contributed to or merged with our OP (or its subsidiaries), based on previous consideration elections made by such members. In connection with these transactions, our OP will also assume $             of debt.

•

Aggregate consideration of $            , consisting of              OP units and $             in cash, will be allocable to the members of certain entities affiliated with our sponsors in exchange for the contribution of such entities’ property management, development, leasing, asset management and technical services agreements and arrangements to our OP, based on previous consideration elections made by such members.

We discuss below the following significant elements of our formation transactions:

Contribution of Properties to Secure the KeyBank Credit Facility Prior to the IPO

Prior to entering into the KeyBank credit facility, each of our initial properties was directly owned by a single-property entity. To secure the KeyBank credit facility, we combined the interests in several of our operating and development properties—VA3, VA4, ACC2, ACC3 and CH1—to be held indirectly by one holding company, Safari Ventures LLC, in order to serve as collateral. Following the closing of the KeyBank credit facility, each of the former members of the property-holding entities held a direct or indirect interest in the holding company. This holding company used a portion of the proceeds of the KeyBank credit facility to purchase for cash an indirect interest in land to be used for the development of ACC5 and ACC6.

Contribution of Assets in Connection with the IPO

Operating and Development Properties

Following the contribution of properties to secure the KeyBank credit facility, we will acquire the holding company through a series of five mergers and will indirectly own all of the interests in VA3, VA4, ACC2, ACC3 and CH1 and the land on which we plan to develop ACC5 and ACC6. In addition, we will acquire a 100% interest in ACC4 and land to be used for the development of NJ1 and ACC7 through a merger and contribution, respectively. In connection with these transactions, the members of the property-holding entities will receive, based on previous elections made by them, an aggregate of $             in cash and              OP units.

Contract Rights to Acquire Santa Clara Land

We have entered into a contribution agreement pursuant to which an entity controlled by our sponsors will contribute contract rights to acquire land in Santa Clara, California to us. In connection with this contribution, our sponsors will receive, based on previous elections made by them, an aggregate of $             in cash.

Property Management, Development, Leasing and Asset Management Agreements and Arrangements

We have entered into contribution agreements with affiliates of our sponsors pursuant to which such affiliates will contribute property management, development, leasing and asset management agreements and arrangements to us, and the members of such affiliates (including our sponsors) will receive, based on previous elections made by them, an aggregate of $             in cash and              OP units.

Technical Services Arrangements

We have entered into an agreement with an affiliate of our sponsors pursuant to which such affiliate will contribute its technical services arrangements to us, which we will in turn contribute to our TRS, and the members of such affiliate (including our sponsors) will receive, based on previous elections made by them, an aggregate of $             in cash and              OP units. Following the offering, our TRS will provide technical services to our tenants on a contract basis.

Our Operating Partnership

Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations conducted by, our OP. We will contribute $             of the net proceeds of this offering to our OP in exchange for a     % interest in our OP, or $             to our OP in exchange for a     % interest in our OP if the underwriters exercise in full their option to purchase additional shares. As described above, certain other entities and individuals, including Messrs. du Pont and Fateh, will own the remaining OP units and be limited partners of our OP. We will control our OP as general partner and as the owner of approximately     % of the interests in our OP. Our primary asset will be our general and limited partner interests in our OP.

Upon completion of this offering and the formation transactions, Messrs. du Pont and Fateh will have an aggregate     % interest in our OP, and an approximate     % beneficial interest in us.

Our Structure

The following chart reflects the expected ownership structure for our company and our OP upon the completion of this offering and the formation transactions:

(1)	Includes % held by insiders.
(2)	Entity created to hold combined interests in properties serving as collateral for the KeyBank credit facility.
(3)	ACC4 Phase I was brought into service in July 2007. ACC4 Phase II is expected to be completed in November 2007.
(4)	Includes land under contract.

Material Benefits to Related Parties

Upon completion of this offering and the formation transactions, our executive officers and members of, and nominees to, our board of directors will receive material financial and other benefits, as described below. For a more detailed discussion of these benefits see “Management” and “Certain Relationships and Related Transactions.”

Formation Transactions

In connection with the formation transactions, Messrs. du Pont and Fateh, or entities controlled by them, will exchange membership interests in the entities contributing property and other interests to us for OP units and cash, as described below:

Lammot J. du Pont. Mr. du Pont will receive aggregate consideration of $            , consisting of              OP units and $             in cash, with respect to his interests in certain property-holding entities which will be contributed to or merged with our OP (or its subsidiaries), based on previous elections made by Mr. du Pont. Mr. du Pont will also receive consideration of $            , consisting of              OP units, with respect to his interests in certain property management, development, leasing, asset management and technical services agreements and arrangements which will be contributed to our OP, based on previous elections made by Mr. du Pont.

Hossein Fateh. Mr. Fateh will receive consideration of $            , consisting of              OP units and $             in cash, with respect to his interests in certain property-holding entities which will be contributed to or merged with our OP (or its subsidiaries), based on previous elections made by Mr. Fateh. Mr. Fateh will also receive aggregate consideration of $            , consisting of              OP units, with respect to his interests in certain property management, development, leasing, asset management and technical services agreements and arrangements which will be contributed to our OP, based on previous elections made by Mr. Fateh.

Our sponsors intend to use substantially all of the cash proceeds they receive in connection with the formation transactions to repay borrowings outstanding under lines of credit. These include $             expected to be outstanding upon completion of this offering under a loan with an affiliate of one of the underwriters, Lehman Brothers Inc. This loan is secured by our sponsors’ interests in some of our initial properties and is required to be repaid upon completion of this offering. In addition, our sponsors will be released from certain non-recourse carve-out guarantees and environmental indemnity obligations under the CH1 mortgage in connection with the formation transactions.

Partnership Agreement

Concurrently with the completion of this offering, we will enter into a partnership agreement with the various limited partners of our OP, of which we will be the general partner. Upon completion of this offering and the formation transactions, Messrs. du Pont and Fateh, and entities collectively controlled by them, will own an aggregate of approximately     % of the partnership interests of our OP. Pursuant to the partnership agreement, persons holding OP units as a result of the formation transactions will have rights, beginning 12 months after the completion of this offering, to cause our OP to redeem each of their OP units for cash equal to the then-current market value of one share of common stock, or, at our election, to exchange their OP units for shares of our common stock on a one-for-one basis. See “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.”

Employment Agreements

Upon completion of this offering, each of Messrs. du Pont and Fateh will enter into an employment agreement with us. The employment agreements with each of Messrs. du Pont and Fateh will be for a three-year term with automatic one-year renewals. We entered into an employment agreement with Mr. Osgood effective on July 26, 2007, that has a one-year term. See “Management—Employment Agreements.”

Our employment agreements with Messrs. du Pont and Fateh will each provide for a base salary of $250,000, a grant of $0.5 million of shares of our common stock and a grant of $2.5 million of long-term incentive plan units, or LTIP units, which are a special class of partnership interest in our OP that provide the holder with economic value that is comparable to the value associated with ownership of shares of our common stock if certain events occur. The actual number of shares of common stock and LTIP units to be granted to Messrs. du Pont and Fateh will be based on the initial public offering price per share of our common stock. The shares of common stock and LTIP units to be granted to Messrs. du Pont and Fateh will be fully vested upon grant. Holders of LTIP units are entitled to receive distributions in the same amount and at the same time that we pay dividends to holders of our common stock.

Our employment agreement with Mr. Osgood provides for a base salary of $250,000 and a grant upon completion of this offering of $1.5 million of restricted shares of our common stock, or restricted stock, with the actual number of shares of restricted stock to be determined based on the initial public offering price per share of our common stock. These shares of restricted stock will be subject to forfeiture restrictions that will lapse, subject to continued employment, with respect to one-half of the shares in January 2008 and with respect to the second half of the shares in July 2008. Holders of shares of restricted stock are entitled to receive dividends during the restricted period.

Messrs. du Pont and Fateh will be eligible to receive a cash bonus, subject to determination by our compensation committee. However, our management intends to recommend to the compensation committee that no cash or equity bonuses be awarded to Messrs. du Pont or Fateh in respect of their performances for the balance of fiscal year 2007 and all of fiscal year 2008. Mr. Osgood is not entitled to receive a cash bonus under his employment agreement.

For a description of other terms of the employment agreements of Messrs. du Pont, Fateh and Osgood, see “Management—Employment Agreements.”

Registration Rights

All holders of OP units, including Messrs. du Pont and Fateh, will receive registration rights with respect to shares of our common stock that may be issued to them upon the redemption of OP units. See “Shares Eligible for Future Sale—Registration Rights.”

Indemnification Agreements

Effective upon completion of this offering, we will enter into an indemnification agreement with each of our executive officers and directors as described in “Management—Indemnification Agreements.”

Tax Protection Agreements

Effective upon completion of this offering, we will enter into tax protection agreements with some of the contributors of the initial properties including Messrs. du Pont and Fateh. Pursuant to the terms of these agreements, if we dispose of any interest in ACC2, ACC3, VA3, VA4 or CH1 that generates more than a certain allowable amount of built-in gain for the contributors, as a group, in any single year through 2016, we will indemnify the contributors for tax liabilities incurred with respect to the amount of built-in gain and tax liabilities incurred as a result of the reimbursement payment. The required indemnification will decrease ratably over the course of each year of tax protection by 10% of the estimated tax on the built-in gain, declining to zero by the end of 2016. The aggregate built-in gain on the initial properties upon completion of this offering is estimated to be approximately $         million. Any sale by us that requires payments to any of our executive officers or directors pursuant to these agreements requires the approval of at least 75% of the disinterested members of our board of directors. In addition, these investors will be given the opportunity to guarantee a portion of our OP’s indebtedness to provide them with certain tax protection, and we will agree to indemnify them in certain circumstances for any tax liability that they may incur. See “Structure and Formation of Our Company—Tax Protection Agreements.”

Restrictions on Ownership and Transfer of Our Stock

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, our charter generally prohibits any person (other than a qualified institutional investor or a person who has been granted an exception, or an excepted holder) from actually or constructively owning more than     % of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding capital stock by value. However, our charter permits exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT. In addition, our charter permits any qualified institutional investor to actually or constructively own up to 9.8% of our common stock by value or by number of shares, whichever is more restrictive, or 9.8% of our outstanding capital stock by value. In addition, our charter permits Mr. du Pont, certain of his affiliates, family members and trusts formed for the benefit of the foregoing to actually or constructively own up to     % of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding capital stock by value, and Mr. Fateh, certain of his affiliates, family members and trusts formed for the benefit of the foregoing shall be permitted to actually or constructively own up to     % of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding capital stock by value.

In addition, under the agreement governing our OP, holders of OP units received in connection with the formation transactions do not have redemption or exchange rights, and may not otherwise transfer their OP units, except under certain limited circumstances, for a period of 12 months following completion of this offering. In addition, our executive officers and directors have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 12 months in the case of Messrs. du Pont and Fateh and for a period of 180 days for all other officers and directors, after the date of this prospectus, subject to a limited extension under certain circumstances. Such transfer restrictions may be waived with the consent of each of Lehman Brothers Inc. and UBS Securities LLC. See “Description of Securities—Restrictions on Ownership and Transfer.”

Conflicts of Interest

Following completion of this offering, there will be conflicts of interest with respect to certain transactions between the holders of OP units and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have different tax consequences to holders of OP units, which would make those transactions more or less desirable to holders of such units. Messrs. du Pont and Fateh will hold OP units upon completion of this offering and the formation transactions. In addition, Messrs. du Pont and Fateh have certain outside business interests. For more information regarding these conflicts of interests, see “Certain Relationships and Related Transactions—Outside Business Interests” and “Investment Policies and Policies with Respect to Certain Activities—Conflicts of Interest Policies.” In addition, we did not conduct arm’s-length negotiations with Messrs. du Pont and Fateh with respect to the terms of the formation transactions. In the course of structuring the formation transactions, Messrs. du Pont and Fateh had the ability to influence the type and level of benefits that they would receive from us.

This Offering

Common stock offered by us	shares(1)

Common stock to be outstanding upon completion of this offering	shares(1)(2)

Common stock and OP units to be outstanding upon completion of this offering	shares and OP units(1)(2)(3)

Use of proceeds	We intend to use the net proceeds from this offering to repay existing indebtedness, including any loan exit fees and prepayment penalties, and for other purposes, as follows:

•	approximately $ million to repay mortgage and mezzanine indebtedness on ACC4 and related development and leasing costs;

•	approximately $ million to fund the purchase price of the land in Santa Clara, California;

•

approximately $             million to purchase property interests from certain of our contributors (including $             million to Messrs. du Pont and Fateh) who have elected to receive cash in the formation transactions(4); and

•	approximately $ to repay amounts outstanding under our revolving facility.

We currently expect that additional net proceeds, if any, will be used to fund ongoing development costs, for general working capital and potentially to fund future acquisitions.

An affiliate of Lehman Brothers Inc. provided us with construction loans in connection with the development of ACC4, which we intend to repay with a portion of the net proceeds of this offering. In addition, affiliates of Lehman Brothers Inc. and UBS Securities LLC act as co-syndication agents on our secured credit facilities including our revolving facility, which we intend to pay down with a portion of the net proceeds of this offering. See “Underwriting—Relationships.”

Proposed New York Stock Exchange symbol	DFT

(1)	Excludes shares issuable upon the exercise of the underwriters’ option to purchase up to an additional shares.
(2)	Includes shares of common stock (including shares of restricted stock) to be issued to certain of our directors, director nominees, executive officers and certain other employees upon completion of this offering.
(3)	Includes OP units and LTIP units that will be issued and fully vested upon completion of this offering.
(4)	Our sponsors intend to use substantially all of the cash proceeds they receive in connection with the formation transactions to repay borrowings outstanding under lines of credit. These include $ expected to be outstanding upon completion of this offering under a loan with an affiliate of one of the underwriters, Lehman Brothers Inc. This loan is secured by our sponsors’ interests in some of our initial properties and is required to be repaid upon completion of this offering.

Dividend Policy

We intend to make quarterly distributions to holders of our common stock. We intend to make a pro rata distribution with respect to the period commencing after the completion of this offering and ending on December 31, 2007, assuming a distribution of $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately     %, based on an initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus. We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and the capital requirements of our company. We do not intend to reduce the expected distribution per share if the underwriters’ option to purchase additional shares is exercised.

Our Tax Status

We intend to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2007. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes, but we cannot assure you that our operations will allow us to satisfy the requirements for qualification and taxation as a REIT. To qualify and maintain our qualification as a REIT, we must meet a number of organizational and operational requirements on a continuing basis, including the requirement that we annually distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory savings provisions, we will be subject to federal, state and local income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property, and our TRS will be subject to federal, state and local income taxes. See “Federal Income Tax Considerations.”

Summary Historical and Pro Forma Financial Data

The following table sets forth summary selected financial data on a historical basis for our accounting predecessor, or our Predecessor. Our Predecessor is comprised of the real estate activities of one of our operating properties, ACC3. As part of our formation transactions, our Predecessor will acquire our other data center properties and land held for development of data centers, which we refer to in this prospectus as our Acquired Properties. Our Acquired Properties include the continuing real estate operations of VA3, VA4, ACC2 and ACC4 (the first phase of ACC4 commenced operations in July 2007, and the second phase is scheduled for completion in November 2007), a property currently under development, CH1 and undeveloped parcels of land in Northern Virginia and Piscataway, New Jersey related to ACC7 and NJ1, respectively. In addition, in August 2007, we acquired two undeveloped parcels of land in Northern Virginia related to ACC5 and ACC6. In addition, we will acquire certain contract rights to acquire land in Santa Clara, California related to SC1 and SC2. The historical operating results of our Predecessor include external management expenses, as our Predecessor was not self-managed. Following completion of this offering, we will be self-managed. For accounting purposes, our Predecessor is considered to be the acquiring entity in the formation transactions and, accordingly, the acquisition of our Acquired Properties will be recorded at fair value. For more information regarding the formation transactions, please see “Structure and Formation of Our Company.”

The unaudited pro forma financial data for the six months ended June 30, 2007 and for the year ended December 31, 2006 are presented as if the refinancing of our four stabilized properties and the acquisition of the land underlying our planned ACC5 and ACC6 development, using the proceeds of our term loan and revolving credit facility, which transactions we collectively refer to in this prospectus as the KeyBank Refinancing, this offering and the formation transactions each had occurred on January 1, 2006. Pro forma balance sheet data as of June 30, 2007 is presented as if the KeyBank Refinancing, offering and the formation transactions had occurred on June 30, 2007. The pro forma data does not purport to represent what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The summary historical financial information as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 has been derived from our Predecessor’s audited financial statements included elsewhere in this prospectus.

The summary historical financial information as of June 30, 2007 and for the six months ended June 30, 2007 and 2006 and as of December 31, 2004 has been derived from our Predecessor’s unaudited financial statements. In the opinion of the management of our company, the unaudited interim financial information included herein includes any adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.

You should read the following summary selected financial data in conjunction with our pro forma financial statements, our Predecessor’s historical financial statements and the related notes thereto, and our Acquired Properties combined historical financial statements and the related notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Six months ended June 30,			Year ended December 31,
(in thousands except per share data)	Pro Forma Consolidated	Historical Predecessor		Pro Forma Consolidated	Historical Predecessor
	2007	2007	2006	2006	2006	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data
Revenue:
Operating revenues	$44,046	$12,551	$—	$69,383	$10,685	$—	$—

Expenses:
Real estate taxes	920	123	—	1,145	99	161	129
Insurance	284	66	—	430	65	43	41
Property operating costs	13,067	2,694	46	19,084	1,823	9	11
Management fees	—	696	—	—	616	—	—
Depreciation and amortization	12,669	2,180	—	23,167	2,186	177	193
General and administrative	5,050	65	135	10,100	278	174	—

Total operating expenses	31,990	5,824	181	53,926	5,067	564	374

Operating income (loss)	12,056	6,727	(181)	15,457	5,618	(564)	(374)
Other income and expense
Interest income	381	84	81	375	157	—	—
Interest expense	(8,396)	(5,762)	(732)	(16,752)	(6,280)	(44)	—

Income (loss) from continuing operations	4,041	1,049	(832)	(920)	(505)	(608)	(374)
Minority interest in continuing operations of operating partnership	(1,948)	—	—	443	—	—	—

Income (loss) from continuing operations(1)	$2,093	$1,049	$(832)	$(477)	$(505)	$(608)	$(374)

Net income (loss)	N/A	$1,049	$(832)	N/A	$(505)	$(608)	$(374)

Pro forma earnings (loss) per share—basic and diluted
From continuing operations	$			$

Pro forma weighted average common shares outstanding

					Historical Predecessor
	Pro Forma Consolidated	Historical Predecessor			As of December 31,
	As of June 30, 2007	As of June 30, 2007			2006	2005	2004

(in thousands)	(unaudited)	(unaudited)					(unaudited)
Balance Sheet Data
Investments in real estate, net	$922,599	$91,169			$92,021	$15,972	$6,671
Total assets	1,025,564	125,409			113,905	36,561	6,693
Mortgages and notes payable	245,865	125,756			112,490	27,803	—
Minority interest	340,729	—			—	—	—
Shareholders’ equity/members’ equity (deficit)	366,177	(5,956)			(7,005)	6,500	6,693

	Six months ended June 30,			Year ended December 31,
(in thousands, unaudited )	Pro Forma Consolidated	Historical Predecessor		Pro Forma Consolidated	Historical Predecessor
	2007	2007	2006	2006	2006	2005	2004

Other Data:
Funds from operations(2)
Net income (loss) (1)	$2,093	$1,049	$(832)	$(477)	$(505)	$(608)	$(374)
Adjustments:
Real estate depreciation and amortization	12,669	2,180	—	23,167	2,186	177	193
Minority interest in operating partnership	1,948	—	—	(443)	—	—	—

Funds from operations	$16,710	$3,229	$(832)	$22,247	$1,681	$(431)	$(181)

(1)	The unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus are presented through income from continuing operations. As a result, our pro forma funds from operations calculations begin with income from continuing operations. For the historic operations of our Predecessor, net income was the same as income from continuing operations, as our Predecessor did not have any discontinued operations.
(2)	We calculate funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate depreciation and amortization (excluding amortization of deferred financing costs) and minority interest and after adjustments for unconsolidated partnerships and joint ventures. Management uses FFO as a supplemental performance measure because, in excluding real estate depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that results from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to FFO as reported by other companies. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO should not be used as a substitute for cash flow from operating activities computed in accordance with GAAP. The above table presents the reconciliation of FFO to our income (loss), which we believe is the most directly comparable pro forma GAAP measure to our FFO. See Note (1) above.

RISK FACTORS

Investment in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following factors before acquiring shares of our common stock offered by this prospectus. The occurrence of any of the following risks might cause you to lose all or a part of your investment. These risks are not the only ones that we may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our stockholders. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements and Market Data.”

Risks Related to Our Business and Operations

Any decrease in the demand for data centers, including resulting from a downturn in the technology industry, could harm our business.

Our portfolio of properties consists entirely of data centers. A decline in the technology industry could lead to a decrease in the demand for space in our data centers, which may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We are also susceptible to adverse developments in the technology industry such as business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors. We also may be harmed by any downturns in the market for data centers such as oversupply of or reduced demand for space and a slowdown in web-based commerce. Also, a lack of demand for data center space in other industries that we serve or intend to serve, including healthcare, could have a significant adverse effect on our business and business prospects. In addition, the rapid development of new technologies or the adoption of new industry standards could render many of our tenants’ current products and services obsolete or unmarketable and contribute to a downturn in their businesses, increasing the likelihood of a default under their leases or that they become insolvent or file for bankruptcy.

Our initial portfolio of operating properties are all located in Northern Virginia and any adverse developments in the area’s economy may negatively affect our operating results.

Because all of our operating properties are located in Northern Virginia, we are exposed to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in the Northern Virginia economic and regulatory environment (including, but not limited to, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation and other factors). Any adverse developments in the economy or real estate market in Northern Virginia in general, or any decrease in demand for data center space resulting from the Northern Virginia regulatory or business environment, could adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to make distributions to you.

Our growth depends upon the successful development of our properties and any delays or unexpected costs in such development may delay and harm our growth prospects, future operating results and our financial condition.

Upon completion of this offering and the formation transactions, we will own certain development projects, including CH1 and ACC4 Phase II, land held for development and contract rights to acquire land. Our future growth in 2008 and later years depends upon the successful completion of these development projects. With respect to our current and any future developments, we will be subject to certain risks, including risks related to financing, zoning, regulatory approvals, construction costs and delays. In addition, we will be subject to risks and, potentially, unanticipated costs associated with obtaining access to a sufficient amount of power from local utilities, including the need, in some cases, to develop utility substations on our properties in order to accommodate our power needs, constraints on the amount of electricity that a particular locality’s power grid is capable of providing at any given time, and risks associated with the negotiation of long-term power contracts with utility providers. We cannot assure you that we will be able to successfully negotiate such contracts on acceptable terms or at all. Any inability to negotiate utility contracts on a timely basis or on acceptable financial terms or in volumes sufficient to supply the critical load presently anticipated for each of our development properties would have a material negative impact on our growth and future results of operations and financial condition.

These and other risks could result in delays or increased costs, which could prevent completion of development activities once undertaken, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to make distributions to you. In addition, we are developing these and may develop future properties prior to obtaining commitments from tenants to lease them. This is known as developing “on speculation” and involves the risk that we will be unable to attract tenants to the properties we are developing on a timely basis or at all. If our properties remain vacant for a significant amount of time, our financial condition, results of operations and ability to make distributions to you would be materially adversely affected.

As of September 1, 2007, our two largest tenants, Microsoft and Yahoo!, collectively accounted for 86.0% of our annualized rent, and the loss of either tenant or any other significant tenant could have a materially adverse impact on our business.

As of September 1, 2007, our two largest tenants, Microsoft and Yahoo!, accounted for 86.0% of our annualized rent. Our tenants may experience a downturn in their businesses, which may weaken their financial condition and result in their failure to make timely rental payments or their default under their leases. In the event of any tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. This risk would be particularly significant if one of our largest tenants were to default under its lease. In addition, if one or more of our significant tenants fail to renew their leases with us and we cannot find new tenants to utilize this space at the same rental rates, the expiration of these leases, as well as any future expirations, could have a material negative impact on our business.

Some of our largest tenants may compete with one another in various aspects of their businesses. We cannot assure you that the competitive pressures on our tenants will not have a negative impact on our operations. For instance, one tenant could determine that it is not in that tenant’s interest to house mission-critical servers in a facility operated by the same company that relies on a key competitor for a significant part of its annual revenue. Our loss of a large tenant for this or any other reason could have a material adverse effect on our results of operations.

Our tenants may choose to develop new data centers or expand their existing data centers, which could result in the loss of one or more key tenants or reduce demand for our newly developed data centers.

Although our tenants generally enter into long-term leases with us and make considerable investments in housing their servers in our facilities, we cannot assure you that our largest tenants will not choose to develop new data centers or expand any existing data centers of their own in the future. In the event that any of our key tenants were to do so, it could result in a loss of business to us or put pressure on our pricing. If we lose a tenant, there is no guarantee that we would be able to replace that tenant at a competitive rate or at all.

Our data center infrastructure may become obsolete and we may not be able to upgrade our power and cooling systems cost-effectively or at all.

The markets for the data centers we own and operate, as well as the industries in which our tenants operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing tenant demands. Our data center infrastructure may become obsolete due to the development of new systems to deliver power to or eliminate heat from the servers we house. Additionally, our data center infrastructure could become obsolete as a result of the development of new server technology that does not require the levels of critical load and heat removal that our facilities are designed to provide and could, possibly, be run less expensively on a different platform. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our tenants. The obsolescence of our power and cooling systems could have a material negative impact on our business.

Our properties are not suitable for lease other than as data centers, which could make it difficult to reposition them if we are not able to lease available space.

Our data centers are highly specialized real estate containing extensive electrical and mechanical systems that are designed uniquely to run and maintain banks of computer servers, and, as such, have little, if any, traditional office space. As a result, they are not suited for use by tenants as anything other than as data centers and major renovations and expenditures would be required in order for us to re-lease vacant space for more traditional commercial or industrial uses, or for us to sell a property to a buyer for use other than as a data center.

The departure of any key personnel, including either Messrs. du Pont or Fateh, who have developed significant relationships with leading technology tenants in the highly specialized data center business, could have a material adverse impact on our business.

We depend on the efforts of key personnel, particularly Messrs. du Pont, Fateh and Osgood, the Executive Chairman of our board of directors, our President and Chief Executive Officer and our Chief Financial Officer, respectively. In particular, our reputation among and our relationships with our key tenants are the direct result of a significant investment of time and effort by Messrs. du Pont and Fateh to build our credibility in a highly specialized industry. If we lost their services, our business and investment opportunities and our relationships with lenders, existing and prospective tenants and industry personnel and our reputation among our key tenants could be diminished. In addition, Mr. Osgood’s employment agreement is only for a one-year term. We may find it difficult or costly to replace him if his employment agreement is not renewed and his employment relationship is terminated.

The other senior members of our executive team also have strong technology development, management and real estate industry reputations, which aid us in identifying acquisition opportunities and negotiating with tenants and build-to-suit prospects. The loss of any of their services could materially and adversely affect our operations because of diminished relationships with lenders, existing and prospective tenants and industry personnel.

We have not relied on third-party appraisals to establish the purchase price to be paid for our initial properties and other interests to be acquired by us in connection with this offering and the consideration paid by us in exchange for them may exceed their fair market value.

We have not relied on third-party appraisals to establish the purchase price to be paid for our initial properties and other interests to be acquired by us in connection with this offering. The amount of consideration that we will pay is based on management’s estimate of fair market value, including an analysis of market sales comparables, market capitalization rates for other properties and general market conditions for such properties. The amount of consideration that we will pay was not determined as a result of arm’s-length negotiations and management’s estimate of fair market value may exceed the appraised fair market value of these assets.

We have no operating history as a REIT or a public company, and our inexperience may impede our ability to successfully manage our business.

We were formed on March 2, 2007 and have no operating history as a REIT or a public company. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT or a public company. Although our executive officers and directors have extensive experience in the real estate industry, only Mr. Osgood, our Chief Financial Officer, has prior experience in operating a business in accordance with the Code requirements for REIT qualification or in operating a public company in accordance with Securities and Exchange Commission, or SEC, requirements. After this offering and our formation transactions, we will be required to develop and implement substantial control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NYSE listing standards. Failure to qualify and maintain our qualification as a REIT would have a material adverse effect on our company, our stock price and cash available for distribution to stockholders.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions we will enter into tax protection agreements that provide that if we dispose of any interest in ACC2, ACC3, VA3, VA4 or CH1 in a taxable transaction through 2016, we will indemnify certain investors, including Messrs. du Pont and Fateh, for their tax liabilities attributable to the built-in gain that exists with respect to such property interest as of the time of this offering (and tax liabilities incurred as a result of the reimbursement payment) if those tax liabilities exceed a certain amount. Therefore, although it may be in our stockholders’ best interest that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. In addition, any such sale must be approved by at least 75% of our disinterested directors.

Our tax protection agreements may require our OP to maintain certain debt levels that otherwise would not be required to operate our business.

Our tax protection agreements will provide that during the period from the closing of the offering through December 31, 2007, our OP will offer each holder of OP units who continues to hold the units received in respect of the formation transactions the opportunity to guarantee debt. If we fail to make such opportunities available, we will be required to deliver to each holder a cash payment intended to approximate the holder’s tax liability resulting from our failure to make such opportunities available to that holder, including any gross up necessary to cover any income tax incurred by the holder as a result of such tax protection payment. See “Structure and Formation of Our Company—Tax Protection Agreements.” We agreed to these provisions in order to assist our investors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We have owned our properties for a limited time and may not be aware of significant deficiencies involving any one or all of them.

Upon completion of this offering and the formation transactions, we will own five operating properties, only four of which we consider to be stabilized and each of which will have been in service as wholesale data centers under our management for less than five years. We will also own certain properties under development, including CH1, and certain properties held for development. The properties may have characteristics or deficiencies unknown to us that could affect such properties’ valuation or revenue potential. We cannot assure you that the operating performance of the properties will not decline under our management.

We may be unable to identify and complete acquisitions, which could harm our operating results.

We continually evaluate the market of available properties and may acquire data centers or property suited for data center development when opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them may be subject to the following significant risks:

•	we may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including publicly traded REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

•

even if we enter into agreements for the acquisition of technology-related real estate, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

•	we may be unable to finance an acquisition on favorable terms or at all;

•

converting a building to serve as a data center requires significant capital expenditures, and we may spend more than budgeted amounts to make necessary improvements or renovations to retrofit acquired properties;

•	acquired properties may be subject to reassessment, which may result in higher than expected tax payments;

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

•

we may acquire properties subject to liabilities and with limited or no recourse, with respect to certain liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and ability to satisfy our debt service obligations could be materially adversely affected.

A portion of our land under contract in Santa Clara, California is currently occupied by a tenant in an unrelated business and if we are unsuccessful in relocating this tenant, we may be unable to develop the second of our planned data centers, SC2, in this location.

In connection with the formation transactions, we expect to receive contract rights to acquire land in Santa Clara, California, that we intend to use for the development of two data centers, SC1 and SC2. As of September 1, 2007, a portion of the land was occupied by one tenant engaged in a business unrelated to data centers. Our sponsors are currently negotiating to relocate this tenant to another parcel of land in Santa Clara that they currently have rights to acquire. However, there can be no assurance that they will be successful in doing so. If our sponsors or we are unable to effect the relocation of this tenant, we will be unable to develop SC2 on this site, and there can be no assurance that we will be able to locate a replacement property in Silicon Valley for this data center. Any inability or delay in the development of SC2, or additional expense associated with that development, could have a materially negative impact on our proposed development pipeline, liquidity and results of operations.

We may be unable to locate and acquire properties prior to being widely marketed.

A key component of our growth strategy is to continue to acquire additional technology-related real estate. To date, certain of our properties were acquired before they were widely marketed by real estate brokers, in so-called “off-market” acquisitions. Properties that are acquired off-market are typically more attractive to us as a purchaser because of the absence of a competitive bidding environment, which could potentially lead to higher prices. We obtain access to off-market deal flow from numerous sources, including the personal contacts of Messrs. du Pont and Fateh. We cannot assure you that we will continue obtaining off-market deal flow in the future. If we cannot obtain off-market deal flow in the future, our ability to locate and acquire additional properties at attractive prices could be adversely affected, which would lead to higher acquisition costs, resulting in less cash available for distribution to our stockholders.

We may have difficulty internalizing certain management functions, which may result in an increase in our operating expenses and negatively affect our operating results.

Prior to this offering, our property and asset management functions were performed by entities affiliated with our sponsors. As part of the formation transactions, we will be acquiring the rights to perform these management functions internally and we will undertake accounting and financial reporting obligations and carry out the majority of our general and administrative functions directly. We cannot assure you that we will successfully internalize these functions on the anticipated timetable. In addition, the process of internalizing these functions may result in higher general and administrative costs than anticipated, which could harm our operating results.

Any losses to our properties which are not covered by insurance, or which exceed our policy coverage limits, would harm our financial condition and operating results.

Upon completion of this offering, we plan to carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We will select policy specifications and insured limits which we believe to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. All of our operating properties are located in proximity to Washington, D.C. However, many of our insurance policies may not cover losses such as loss from riots, war, terrorist attacks, or acts of God. In addition, some of our policies, like those covering losses due to floods, will be insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover potential losses. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We face significant competition and may be unable to renew existing leases, lease vacant space or re-lease space as leases expire, which may have a material adverse impact on our operating results.

If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire. We compete with numerous developers, owners and operators of technology-related real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. In addition, some of our tenants, including Google, Microsoft, and Yahoo!, own or may in the future develop their own data centers, which could increase the risk that such tenants fail to renew their leases by, among other things, making it easier for such tenants to transfer their server functions. We cannot assure you that we will be able to renew leases or re-lease at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates for our properties decrease, or our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases are scheduled to expire, our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and our ability to satisfy our debt service obligations could be materially adversely affected.

We will have a substantial amount of indebtedness outstanding following this offering, which may negatively impact our ability to make distributions, may expose us to interest rate fluctuations and may expose us to the risk of default under our debt obligations.

After giving effect to the formation transactions, this offering and the application of the net proceeds therefrom, we expect our total consolidated indebtedness upon the completion of this offering to be approximately $            . We may incur significant additional debt for various purposes, including, without limitation, to fund future acquisition and development activities and operational needs. Payments of interest on borrowings may leave us with insufficient cash resources to operate our properties or to make the distributions currently contemplated or necessary to qualify and maintain our qualification as a REIT. Our substantial outstanding indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•

we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon emerging acquisition opportunities or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants that we may be subject to;

•	we may violate restrictive covenants in our loan documents, which would entitle our lenders to accelerate our debt obligations; and

•	we may default on our obligations, and lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of our rents and leases.

If any one of these events were to occur, our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to make distributions to you could be materially adversely affected. In addition, any foreclosure on our properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the REIT distribution requirements imposed by the Code.

The amounts available under our revolving credit facility may be reduced in the event that we do not realize at least $500.0 million in net proceeds from this offering.

At any time, the maximum availability of funds under our revolving credit facility will be the lesser of $475.0 million, 70% of the as-is appraised value of our borrowing base properties and, after September 30, 2007, 1.35 times our borrowing base debt service coverage ratio. If the net cash offering proceeds, including any proceeds realized from the exercise by the underwriters of their option to purchase additional shares, do not exceed $500.0 million, the availability of funds under our revolving facility would be reduced. Any decrease in the amount of funds available under our revolving facility could have a material adverse effect on our business and business prospects, including our ability to fund future acquisitions and current and future development projects, and to make distributions to our stockholders.

Properties included in the borrowing base of our revolving facility may not be sold without the approval of our lender, which could reduce our liquidity.

We expect that all of our initial stabilized properties will be included in the borrowing base for our revolving facility. In addition, any equity interest that we may have in any other properties being contributed to us will also collateralize our senior secured facilities, although these properties will not automatically become a part of the borrowing base of our revolving facility. We do not, at this time, have any plans to add any properties to our borrowing base. However, we may in the future choose to add to the borrowing base properties owned by us or other property interests that we may acquire in order to, among other things, increase the amount that we may borrow under the revolving facility. Once added to the borrowing base, properties may only be removed with the approval of our lender and only if such removal will not cause our borrowing base to have fewer than three properties or less than $250.0 million in value. If our lender declines to approve of any such sales, our liquidity will be reduced and we may be required to sell or encumber non-borrowing base properties, at less advantageous terms, in order to meet our ongoing liquidity needs.

Our senior secured credit facilities will restrict our ability to engage in some business activities, which could harm our growth prospects, future operating results and financial condition.

Our senior secured credit facilities will contain customary negative covenants and other financial and operating covenants that, among other things, will:

•	restrict our and our subsidiaries’ ability to incur additional indebtedness;

•	restrict our and our subsidiaries’ ability to make certain investments;

•	restrict our and our subsidiaries’ ability to merge with another company;

•	restrict our and our subsidiaries’ ability to create, incur or assume liens;

•	restrict our ability to make distributions to our stockholders;

•	require us to maintain financial coverage ratios; and

•	require us to maintain a pool of unencumbered assets approved by the lenders.

These restrictions could cause us to default on our secured credit facilities or negatively affect our operations and our ability to make distributions to our stockholders.

Our growth depends on external sources of capital which may not be available to us on commercially reasonable terms or at all.

In order to qualify and maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our net taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund a substantial amount of our future capital needs. We may not be able to obtain such financing on favorable terms or at all. Any additional debt we incur will increase our leverage, expose us to the risk of default and impose operating restrictions on us. In addition, any shares that we issue in any equity financing could be materially dilutive to the equity interests held by our stockholders. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital when needed, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT, which would expose us to significant penalties and corporate level taxation.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a facility or group of facilities subject to mortgage debt.

Incurring mortgage and other secured debt obligations (including any increase in the amount outstanding under our revolving facility) increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

As we execute our business plan, we will assume mortgage indebtedness or incur substantial new mortgage indebtedness with respect to properties that we own or in connection with property acquisitions. Any default under any one of our mortgage debt obligations may increase the risk of our default on our other indebtedness.

As the present or former owner or operator of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

Under various federal, state and local laws, regulations and ordinances relating to the protection of the environment, a current or former owner, operator or tenant of real property may be liable for the cost to remove or remediate contamination resulting from the presence or discharge of hazardous or toxic substances, wastes or petroleum products on, under, from or in such property. These costs could be substantial and liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. Previous owners used some of our properties for industrial and retail purposes (CH1, NJ1, SC1 and ACC7). As a result, those properties may contain some level of environmental contamination. In addition, many of our properties presently contain large underground fuel storage tanks for emergency power, which is critical to our operations. If any of our tanks has a release of fuel to the environment, we would likely have to pay to clean up the contamination. Moreover, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability or materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral.

Our property in Piscataway, New Jersey, is subject to New Jersey’s Industrial Site Recovery Act, or ISRA. Under ISRA, the state’s Department of Environmental Protection, or NJDEP, can require a landowner to undertake efforts to remediate pollution caused by its activities on the site. In our case, the prior owner of our New Jersey site, GlaxoSmithKline, ceased operation at the site in 2004 and has undertaken remediation efforts in accordance with ISRA, including removal of certain structures on the site and remediation of soil and groundwater. We were not involved in the activities that led to the pollution of this site and the seller remains liable for the clean up costs. In addition to its responsibilities under ISRA, the seller is obligated under the surviving provisions of our purchase contract to diligently proceed with ISRA compliance, to take all reasonable action to complete the work set forth in the NJDEP-approved remedial actions work plan, and to obtain no further action letters with regard to soils and groundwater. The seller has applied to self-insure its obligations to NJDEP, and the seller’s certified application sets forth a company net worth of approximately $67 billion. The seller has indemnified us with regard to any fines, charges or liability in connection with ISRA and compliance therewith. Moreover, we are named as an additional insured on a number of the seller’s environmental, worker’s compensation, and professional liability insurance policies, and we carry insurance regarding some of the risks associated with the known contamination as well. Nonetheless, as the current landowner, under ISRA, we may be held liable for all or a portion of the cost to clean up the site to the extent that GlaxoSmithKline is unable or is otherwise not required to pay for the cleanup. The seller is legally obligated to continue to operate the existing groundwater remediation system for 8 to 13 more years in accordance with the Remedial Action Work Plan approved by NJDEP in accordance with ISRA. If the seller were to cease its monitoring activities, we could be required to continue them under applicable law. However, we do not anticipate that such costs would be material and we would seek to recover them from the seller. The existence of this system has the potential to interfere with the future development of the property. However, the NJDEP has already approved the abandonment of monitoring wells presently located within the proposed footprint of the facility, so we do not expect the groundwater remediation system to have a material impact on the development of the site as presently planned, although it could make it more difficult to sell the property in the future. As a result of the contamination, there are or will be restrictions on certain uses of the property, such as for residential use. However, our proposed use is not subject to such restrictions and, furthermore, has been confirmed as a permitted use under applicable zoning regulations and ordinances by the relevant zoning authority, so we do not expect such restrictions to have a material impact on us. We are also aware that we may incur additional construction costs associated with the removal and disposal of contaminated soils, and that we may be required to install a vapor intrusion barrier or system in any building constructed on the site for indoor air quality purposes. We do not anticipate these costs will be material. However, if we were to be held liable for any unanticipated costs associated with the environmental contamination or on-going cleanup of this site, such costs could be material and could have a material adverse impact on our financial condition and results of operations.

As the owner of real property, we could become subject to liability for failure to comply with environmental requirements regarding the handling and disposal of regulated substances and wastes or for non-compliance with health and safety requirements.

Environmental laws and regulations regarding the handling of regulated substances and wastes apply to our properties, in particular, regulations regarding the storage of petroleum for auxiliary or emergency power. The properties in our portfolio are also subject to various federal, state and local health and safety requirements, such as state and local fire requirements. If we or our tenants fail to comply with these various requirements, we might incur governmental fines or private damage awards. Moreover, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and our ability to satisfy our debt service obligations. Environmental noncompliance liability could also affect a tenant’s ability to make rental payments to us.

In March 2007, we were cited by the Virginia Department of Environmental Quality (“VDEQ”) compliance office about our emissions from the ACC2 diesel generators exceeding short-term emission limits. We commenced a study to develop a remediation plan and currently estimate future capital expenditures with respect to ACC2 of approximately $650,000 to reduce that facility’s emissions to be in conformance with state limits. In September 2007, VDEQ issued a proposed consent order imposing a fine in the amount of $169,372. We are in the process of seeking to have this fine reduced, although we may not be able to do. The proposed order also requires the ACC2 facility to follow a corrective action plan to bring it into compliance with applicable air regulations. The expected cost to implement the proposed corrective action plan matches our estimated capital expenditures for compliance. We intend to enter this consent order, or a similar consent order, with VDEQ in the near future. If we were not to comply with the order, we could be subject to further fines, which could have a material adverse effect on our results of operations.

Hedging transactions may limit our gains or result in losses.

The terms of our loan agreements require us to maintain certain hedges with respect to our variable rate loans to the extent those loans were to exceed 35.0% of our gross asset value. Subject to the REIT qualification requirements, we may also use derivatives to hedge other liabilities of ours. As of September 1, 2007, we had entered into an interest rate swap with KeyBank National Association, effectively fixing the interest rate on $200.0 million of our KeyBank debt at 6.497%. This and any future hedging transactions expose us to certain risks, including:

•	losses on a hedge position may reduce the cash available for distribution to stockholders and such losses may exceed the amount invested in such instruments;

•	counterparties to a hedging arrangement could default on their obligations; and

•	we may have to pay certain costs, such as transaction or brokerage fees.

The REIT rules impose certain restrictions on our ability to utilize hedges, swaps, and other types of derivatives to hedge our liabilities. We expect that our board of directors will adopt a general policy with respect to our use of interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments in order to hedge all or a portion of our interest rate risk, given the cost of such hedges and the need to qualify and maintain our qualification as a REIT. We may use these hedging instruments in our risk management strategy to limit the effects of changes in interest rates on our operations. However, neither our current nor any future hedge may be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument lengthens and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risks since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we have entered or may enter into a hedging transaction would most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Failure to abide by applicable service level commitments could subject us to material liability under the terms of our leases, which could harm our operating results.

Our leases generally include terms requiring us to meet certain service level commitments in terms of electrical output, cooling levels and levels of redundancy in all key systems. Any failure to meet these commitments, including as a result of mechanical failure, power outage, human error or for other reasons, could subject us to liability under our lease terms, including loss of management fee reimbursements and rent abatement. Any such failures could also harm our reputation and adversely impact our ability to lease our properties, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will be able to maintain all systems at levels necessary to avoid such penalties, which could be material.

The bankruptcy or insolvency of a major tenant would have a material adverse impact on our business.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the federal Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In either case, our claim for unpaid rent would likely not be paid in full. Our revenue and cash available for distribution to you could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in its business, or fail to renew its lease at all or renew on terms less favorable to us than its current terms.

Your investment may be subject to additional risks if we make international investments.

We may purchase properties located outside the United States. These investments may be affected by factors peculiar to the laws and business practices of the jurisdictions in which the properties are located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

•	changing governmental rules and policies, including changes in land use and zoning laws;

•

enactment of laws relating to the foreign ownership of real property and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person’s or company’s country of origin;

•	variations in currency exchange rates;

•	adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;

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the willingness of domestic or foreign lenders to make mortgage loans in certain countries and changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

•	the imposition of unique tax structures and changes in real estate and other tax rates and other operating expenses in particular countries, which could affect our ability to qualify as a REIT; and

•	general political and economic instability.

In the event that we acquire and develop properties overseas, the realization of any of these risks could have a material adverse impact on our business, financial condition and results of operations.

We depend on third parties to provide Internet connectivity to the tenants in our data centers and any delays or disruptions in connectivity may adversely affect our operating results and cash flow will be adversely affected.

We are not a telecommunications carrier. Although our tenants are responsible for providing their own network connectivity, we still depend upon the presence of telecommunications carriers’ fiber networks serving the locations of our data centers in order to attract and retain tenants. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. We cannot assure you that any carrier will elect to offer its services within our data centers or that once a carrier has decided to provide Internet connectivity to our data centers that it will continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could have an adverse effect on the business of our tenants and our own operating results.

Our new data centers require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow will be adversely affected. Any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers. This could affect our ability to attract new tenants or retain existing tenants.

If we are not successful in efficiently integrating and operating the properties we acquire, the attention of our management may be diverted from our day-to-day operations and we may experience other disruptions which could harm our results of operations.

We will be required to integrate properties we acquire into our existing portfolio. These and future acquired properties may turn out to be less compatible with our growth strategy than originally anticipated, because, for example, we do not realize anticipated operational or geographical synergies, which may cause disruptions in our operations or may divert management’s attention away from our day-to-day operations, which could harm our results of operations.

If in the future we elect to make joint venture investments, we could be adversely affected by a lack of sole decision-making authority, reliance on joint venture partners’ financial condition and any disputes that might arise between us and our joint venture partners.

We may invest in the future with third parties through joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, joint venture or other entity. Investments in joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners might become bankrupt, fail to fund their share of required capital contributions or operate the joint venture in a manner that would cause us to fail to qualify as a REIT. Likewise, partners may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also have the risk of creating impasses on decisions, because neither we nor our partner would have full control over the joint venture or other entity. Disputes between us and partners may result in litigation or arbitration that would increase our expenses and prevent management from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners might result in subjecting properties owned by the joint venture to additional risk. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.

We may become subject to litigation or threatened litigation which may divert management time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business, including as a result of any breach in our security systems or downtime in our critical electrical and cooling systems. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary information, including our engineering designs, we rely in part on confidentiality agreements with our employees, consultants, outside collaborators, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, we do not hold any patents or registered trademarks, which could make it more difficult to defend any intellectual property rights that we may have in the event of any disclosure of our confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

The loss of access to key third-party service providers could adversely affect our current and any future development projects.

Our success depends, to a significant degree, on having timely access to certain key technical personnel who are in limited supply and great demand, including architects capable of executing our proprietary designs and engineering firms capable of developing our properties. For our current and any future development projects, we will continue to rely on these personnel who have the requisite expertise in the technical environments necessary to develop wholesale data centers. Competition for such technical expertise is intense and we cannot assure you that we will always have or retain access to the key third-party service providers that we currently rely on or may rely on in the future.

Any acts of terrorism may directly or indirectly harm our financial condition and operating results.

The strength and profitability of our business depends on the demand for and the value of our properties. Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, or other acts of terrorism or war may directly or indirectly adversely affect our properties, financial condition and operating results. Such terrorist attacks could have an adverse impact on our business even if they are not directed at our properties. The lack of sufficient insurance for these types of acts could expose us to significant losses and could have a negative impact on our financial condition and operating results.

In addition, the events of September 11, 2001 created significant uncertainty regarding the ability of real estate owners of high profile assets to obtain insurance coverage protecting against terrorist attacks at commercially reasonable rates, if at all. With the enactment of the Terrorism Risk Insurance Act of 2002, or TRIA, and the subsequent enactment of the Terrorism Risk Insurance Extension Act of 2005, which extended TRIA through the end of 2007, insurers must make terrorism insurance available under their property and casualty insurance policies, but this legislation does not regulate the pricing of such insurance. The absence of affordable insurance coverage may adversely affect the general real estate lending market, lending volume and the overall liquidity of the real estate lending market and may reduce the number of suitable investment opportunities available to us and the pace at which we are able to make investments. If the properties in which we invest are unable to obtain affordable insurance coverage, the value of those investments could decline, and in the event of an uninsured loss, we could lose all or a portion of our investment.

Risks Related to the Real Estate Industry

Our operating performance is subject to risks associated with the real estate industry and we cannot assure you that we can achieve our return objectives.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease our cash available for distribution, as well as the value of our properties. These events include, but are not limited to:

•	adverse changes in international, national or local economic and demographic conditions;

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vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

•	adverse changes in financial conditions of buyers, sellers and tenants of properties, including data centers;

•	inability to collect rent from tenants;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	reductions in the level of demand for data center space;

•	increases in the supply of data center space;

•	fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of properties, including data centers, to obtain financing on favorable terms or at all;

•	increases in expenses that are not paid for by or cannot be passed on to our tenants, such as the cost of complying with laws, regulations and governmental policies; and

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changes in and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990, or ADA.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our properties to meet our financial expectations, our financial condition, results of operations, cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to make distributions to you could be adversely affected. We cannot assure you that we can achieve our return objectives.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to make expected distributions to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution to you and the value of our properties. These events include:

•	local oversupply, increased competition or reduction in demand for technology-related space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs to the extent not paid for by our tenants;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments, especially the specialized real estate properties that we hold and seek to acquire and develop; and

•	changing submarket demographics.

Illiquidity of real estate investments and the terms of certain of our leases could significantly impede our ability to respond to adverse changes in the performance of our properties, which could harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to adverse changes in the performance of such properties may be limited, thus harming our financial condition. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in national and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and costs of compliance with laws and regulations, fiscal policies and ordinances;

•	any ongoing need for capital improvements that are not passed through to our tenants, such as roof and other structural repairs;

•	changes in operating expenses; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

In addition, data centers represent an illiquid part of the overall real estate market. This illiquidity is driven by a number of factors, including the relatively small number of potential purchasers of such data centers—including other data center operators and large corporate users—and the relatively high cost per square foot to develop data centers, which effectively limits a potential buyer’s ability to purchase a data center property with the intention of redeveloping it for an alternative use, such as an office building, or may substantially reduce the price buyers are willing to pay.

In addition, the leases for certain of our facilities, including all of VA4 and ACC3, give the tenants of those facilities a right of first refusal to purchase the property if we propose to sell the property to a third party. In addition, the leases in effect at VA4, ACC3 and ACC2 prohibit us, during the lease terms, from selling the property to a third party that is a competitor of the tenant. The existence of such restrictions could hinder our ability to promptly sell one or more of these properties, which could harm our financial condition and results of operations.

We will assume potential unknown liabilities in connection with the formation transactions, which could materially adversely affect our financial condition.

As part of the formation transactions, we will assume existing liabilities of the entities that hold our initial properties, some of which may be unknown or unquantifiable at the time this offering is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to this offering, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise.

As the owner of real property, we could become subject to liability for asbestos-containing building materials in the buildings on our property.

Some of our properties may contain asbestos-containing building materials. Environmental laws require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, these laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

Our properties may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws, which could harm our operating results.

Under the ADA, all places of public accommodation must meet federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws may also require modifications to our properties. Although we believe that our properties comply with the present requirements of the ADA, we have not conducted an audit or investigation of all of our properties to determine our compliance. If one or more of the properties in our portfolio is not in compliance with the ADA, we would be required to incur additional costs to bring the property or properties into compliance. Additional federal, state and local laws may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation. If we incur substantial costs to comply with the ADA and any other similar legislation, our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and our ability to satisfy our debt service obligations could be materially adversely affected.

We may incur significant costs complying with other regulations, which could harm our operating results.

The properties in our portfolio are subject to various federal, state and local regulatory requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and our ability to satisfy our debt service obligations.

Risks Related to Our Organizational Structure

Conflicts of interest exist or could arise in the future with holders of OP units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our OP or any partner thereof, on the other. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner, have fiduciary duties to our OP and to its limited partners under Maryland law in connection with the management of our OP. Our duties as general partner to our OP and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders. The partnership agreement of our OP provides that for so long as we are the general partner of our OP, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, agents and employees, will not be liable or accountable to our OP for losses sustained, liabilities incurred or benefits not derived if we, or such officer, director, agent or employee acted in good faith. In addition, our OP is required to indemnify us, and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our OP, unless it is established that (1) the act or omission was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty, (2) the indemnified party received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The provisions of Maryland law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect were it not for the partnership agreement.

We are also subject to the following additional conflicts of interest with holders of OP units:

We may pursue less vigorous enforcement of terms of the employment agreements with members of our senior management and their affiliates because of our dependence on them and conflicts of interest. Messrs. du Pont and Fateh will enter into employment agreements with us, including clauses prohibiting them from competing with us, subject to certain exceptions, in the data center market. None of these agreements were negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these employment agreements because of our desire to maintain our ongoing relationship with members of our senior management and their affiliates and because of conflicts of interest with them, including allowing them to devote significant time to non-data center projects outside of our company, to engage in activities that may compete with us, or to engage in transactions with us without receiving the appropriate board approval.

Tax consequences upon sale or refinancing. Sales of properties and repayment of related indebtedness will have different effects on holders of OP units than on our stockholders. The parties contributing properties to our OP may incur tax consequences upon the sale of these properties and on the repayment of related debt which differ from the tax consequences to us and our stockholders. Consequently, these holders of OP units may have different objectives regarding the appropriate pricing and timing of any such sale or repayment of debt. While we have exclusive authority under the partnership agreement of our OP to determine when to refinance or repay debt or whether, when, and on what terms to sell a property, any such decision would require the approval of our board of directors, and our ability to take such actions, to the extent that they may reduce the liabilities of our OP, may be limited pursuant to the tax protection agreements that we intend to enter into upon completion of this offering. Certain of our directors and executive officers could exercise their influence in a manner inconsistent with the interests of some, or a majority, of our stockholders, including in a manner which could delay or prevent completion of a sale of a property or the repayment of indebtedness.

Messrs. du Pont and Fateh exercised significant influence with respect to the terms of the formation transactions. Messrs. du Pont and Fateh collectively control each of the entities that will contribute assets to our OP. We did not conduct arm’s length negotiations with Messrs. du Pont and Fateh with respect to the terms of the formation transactions. In the course of structuring the formation transactions, Messrs. du Pont and Fateh had the ability to influence the type and level of benefits that they and our other officers would receive from us. In addition, Messrs. du Pont and Fateh had substantial pre-existing ownership interests in all of the entities contributing property and business interests to us in the formation transactions, and they will receive substantial economic benefits as a result of the formation transactions. Also, Messrs. du Pont and Fateh will assume management and director positions with us, for which they will obtain certain other benefits such as their employment agreements. See “Management—Employment Agreements.”

Messrs. du Pont and Fateh have the right to hold a significant percentage of our stock. Our charter generally authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person (other than a qualified institutional investor) to actual or constructive ownership of no more than     % of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive and     % of our outstanding capital stock by value. However, our board of directors may grant an exemption from the ownership limits described above if such exemption does not jeopardize our status as a REIT. In addition, our charter provides that Mr. du Pont, certain of his affiliates, family members and trusts formed for the benefit of the foregoing, may own up to     % of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, and     % of our outstanding capital stock by value; and that Mr. Fateh, certain of his affiliates, family members and trusts formed for the benefit of the foregoing, may own up to     % of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, and     % of our outstanding capital stock by value. These exemptions from the general ownership limits could give Messrs. du Pont and Fateh the ability to own a combined interest in our stock equal to     % of our shares outstanding as of the completion of this offering. In addition, pursuant to their employment agreements, each of Messrs. du Pont and Fateh, as long as he holds at least 9.8% of our outstanding shares on a fully diluted basis, will have a contractual right to be nominated to the board of directors. These exemptions and contractual rights could allow Messrs. du Pont and Fateh to exercise, individually or in concert, a substantial degree of control over our affairs even if they are no longer executive officers.

Our senior management team will have significant influence over our affairs. Upon completion of this offering, our senior management team, including Messrs. du Pont and Fateh, will own an aggregate of approximately     % of our common stock and approximately     % of our OP units, equal to approximately     % of our common stock, on a fully diluted basis. As a result, our senior management team, to the extent they vote their shares in a similar manner, will have influence over our affairs and could exercise such influence in a manner that is not in the best interests of our other stockholders, including by attempting to delay, defer or prevent a change in control transaction that might otherwise be in the best interests of our stockholders. If our senior management team exercises their redemption rights with respect to their OP units and we issue common stock in exchange therefor, our senior management team’s influence over our affairs would increase substantially.

Messrs. du Pont and Fateh have outside business interests that could require time and attention and may interfere with their ability to devote time to our business and affairs. Messrs. du Pont and Fateh own interests in non-data center real estate assets that will not be contributed to us, including, among other investments, the office building where our corporate headquarters is located, approximately 40 acres of undeveloped land outside of Phoenix, Arizona and an aggregate of approximately 510 acres of undeveloped land in Northern Virginia. The office building is managed by an unaffiliated third party and our sponsors are not currently engaged in any development projects with respect to the land. Pursuant to the terms of our employment agreements with Messrs. du Pont and Fateh, each has agreed to devote substantially all of his business attention and time to our affairs. Our sponsors have also agreed, for the terms of their employment with us not to sell any of this land to a competitor of our company, as determined by at least 75% of our independent directors. Any purchase by us of the undeveloped land held by Messrs. du Pont and Fateh would require the approval of at least 75% of our independent directors. In addition, we will enter into non-compete agreements with Messrs. du Pont and Fateh pursuant to which each of them will agree not to compete with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with Messrs. du Pont and Fateh and, as a result, our business could be harmed.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change in control transaction, even if such a change in control may be in your interest, and as a result may depress our stock price.

Our charter contains a     % ownership limit. Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to ensure our qualification as a REIT and to limit any person (other than a qualified institutional investor or an excepted holder) to actual or constructive ownership of no more than     % of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, and     % of our outstanding capital stock by value. This ownership limit may delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We could increase the number of authorized shares of stock and issue stock without stockholder approval. Our charter authorizes our board of directors, without stockholder approval, to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law could inhibit changes in control. Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

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“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

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“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL by a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

The provisions of our charter on removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our company’s board of directors were to opt in to the business combination provisions of the MGCL or adopt a classified board of directors pursuant to Title 3, Subtitle 8 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions could have similar anti-takeover effects. Further, our partnership agreement provides that we may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of our assets or any reclassification or any recapitalization or change in outstanding shares of our common stock, unless in connection with such transaction we obtain the consent of holders of at least 50% of the OP units of our OP (not including OP units held by us) and/or certain other conditions are met. See “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.—Restrictions on Mergers, Sales, Transfers and Other Significant Transactions.”

Certain provisions in the partnership agreement for our OP may delay or prevent unsolicited acquisitions of us. Provisions in the partnership agreement for our OP may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;

•	transfer restrictions on our OP units;

•	our ability, as general partner, in some cases, to amend the partnership agreement without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Our board of directors has no policy regarding the level of indebtedness that we may incur.

Our board of directors has not adopted a policy regarding the maximum level of indebtedness, as a percentage of our market capitalization, that we may incur. Accordingly, we could, without your approval, become more highly leveraged which could result in an increase in our debt service and which could materially adversely affect our cash flow and our ability to make expected distributions to the holders of our shares of common stock. Higher leverage also increases the risk of default on our obligations. Even in the event that our board does adopt a policy regarding maximum indebtedness, our board of directors may alter or eliminate our current investment and financing policies at any time without stockholder approval.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our bylaws will require us, to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

In connection with our operation as a public company, we will be required to report our operations on a consolidated basis and, in some cases, on a property by property basis. We are in the process of implementing an internal audit function and modifying our company-wide systems and procedures in a number of areas to enable us to report on a consolidated basis as we continue the process of integrating the financial reporting of the entities we intend to acquire in connection with this offering. If we fail to implement proper overall business controls, including as required to integrate the entities contributing property interests to us in connection with the formation transactions, our results of operations could be harmed or we could fail to meet our reporting obligations. In addition, the existence of a material weakness could result in errors in our consolidated financial statements that could require a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in the market value of our common stock.

Compensation awards to our management may not be tied to or correspond with improved financial results or share price.

The compensation committee of our board of directors will be responsible for overseeing our compensation and employee benefit plans and practices, including our executive compensation plans and our incentive compensation and equity-based compensation plans. Our compensation committee has significant discretion in structuring compensation packages and may make compensation decisions based on a number of factors. As a result, compensation awards may not be tied to or correspond with improved financial results at our company or the share price of our common stock. In addition, all of our initial grants of restricted stock to our key employees other than Mr. Osgood will be 100% vested upon the date of grant. This could increase the risk of departure from the company of any of the recipients. The loss of any of the key personnel identified in “Management” could have a materially negative impact on our business.

We will be required to issue OP units to Messrs. du Pont and Fateh in respect of the land we intend to acquire in Santa Clara even if we fail to acquire these properties.

After completion of this offering, we intend to exercise certain rights under a contract to purchase land in Santa Clara, California, which will be used to support the development of two new data centers. We have committed to issue, upon completion of the offering, OP units to Messrs. du Pont and Fateh in return for the contribution of their contractual rights to acquire the land. However, we cannot guarantee that we will be able to complete this acquisition. If, for any reason, we are unable to complete the acquisition of this land on the terms currently contemplated or at all, we may not be able to develop one or both of the data centers currently contemplated for Santa Clara. Our inability, or any delay in our ability, to pursue the development of these data centers could have a material adverse impact on our future growth. In addition, we will still be obligated to issue OP units to Messrs. du Pont and Fateh in respect of their contractual rights to purchase this land. As a result, Messrs. du Pont and Fateh could receive OP units in return for the contribution of their rights to acquire this land that ultimately does not become a part of our portfolio. If this occurs, it will result in a dilution of your interest in the company without a corresponding benefit, which could have a material adverse impact on the value of our common stock.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code. Requirements for qualification and taxation as a REIT are extremely complex, however, and interpretations of the federal income tax laws governing qualification and taxation as a REIT are limited. Accordingly, we cannot be certain that our organization and operation will enable us to qualify as a REIT for federal income tax purposes. In addition, new laws, regulations, interpretations, or court decisions subsequent to this offering may change the federal income tax laws or the federal income tax consequences of our qualification and taxation as a REIT. As a result, no assurance can be provided that we will qualify as a REIT or that new legislation, treasury regulations, administrative interpretations or court decisions will not significantly change the federal income tax laws with respect to our qualification and taxation as a REIT or the federal income tax consequences of our qualification and taxation as a REIT. In addition, the statements in this prospectus are not binding on the Internal Revenue Service, or IRS, or any court. If we lose our REIT status, we will face serious tax consequences that would substantially reduce our cash available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

The additional tax liability to us for the year or years in which we did not qualify as a REIT would reduce our net earnings available for investment, debt service or distribution to our stockholders. Furthermore, if we failed to qualify as a REIT, non-U.S. stockholders that otherwise might not be subject to federal income tax on the sale of our shares might be subject to federal income tax with respect to any gain on a net basis similar to the taxation of a U.S. stockholder, if the non-U.S. stockholders own 5% or more of any class of our shares. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as ordinary dividend income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would materially adversely affect the value of our common stock.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our income and the diversity of our stock ownership. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may materially adversely affect our investors, our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments.

Failure to qualify as a domestically-controlled REIT could subject our non-U.S. stockholders to adverse federal income tax consequences.

We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by non-U.S. stockholders. However, because our shares are expected to be publicly traded following this offering, we cannot guarantee that we will in fact be a domestically-controlled REIT. If we fail to qualify as a domestically-controlled REIT, our non-U.S. stockholders that otherwise would not be subject to federal income tax on the gain attributable to a sale of our shares of common stock would be subject to taxation upon such a sale if either (a) the shares of common stock were not considered to be regularly traded under applicable Treasury Regulations on an established securities market, such as The New York Stock Exchange, or the NYSE, or (b) the selling non-U.S. stockholder owned, actually or constructively, more than 5% in value of the outstanding shares of common stock being sold during specified testing periods. If gain on the sale or exchange of our shares of common stock was subject to taxation for these reasons, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain on a net basis in a manner similar to the taxation of a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals, and corporate non-U.S. stockholders may be subject to an additional branch profits tax, as described in “Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Foreign Stockholders.”

If the structural components of our properties were not treated as real property for purposes of the REIT qualification requirements, we would fail to qualify as a REIT.

A significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating ventilation and air conditioning, humidification regulation, security and fire protection, and telecommunication services. We have received a private letter ruling from the IRS holding, among other things, that our buildings, including the structural components, constitute real property for purposes of the REIT qualification requirements. We are entitled to rely upon that private letter ruling only to the extent that we did not misstate or omit a material fact in the ruling request we submitted to the IRS and that we operate in the future in accordance with the material facts described in that request. Moreover, the IRS, in its sole discretion, may revoke the private letter ruling. If our structural components are determined not to constitute real property for purposes of the REIT qualification requirements, including as a result of our being unable to rely upon the private letter ruling or the IRS revoking that ruling, we would fail to qualify as a REIT, which could have a material adverse impact on the value of our common stock.

If our OP failed to qualify as a partnership for federal income tax purposes, we would fail to qualify as a REIT and suffer other adverse consequences.

We believe that our OP is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation, for federal income tax purposes. As a partnership, it will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated that partner’s share of the OP’s income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our OP as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of our OP to qualify as a partnership would cause it to become subject to federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including us.

We will be subject to some taxes even if we qualify as a REIT.

Even if we qualify as a REIT for federal income tax purposes, we will be subject to some federal, state and local taxes on our income and property. For example, we will pay tax on certain types of income that we do not distribute. We will incur a 100% excise tax on transactions with our TRS that are not conducted on an arm’s-length basis. A TRS is a corporation which is owned, directly or indirectly, by us and which, together with us, makes an election to be treated as our TRS. In addition, our TRS will be subject to federal income tax as a corporation on their taxable income, if any, which is initially expected to consist of the revenues mainly derived from providing technical services, on a contract basis, to our tenants. The after-tax net income of our TRS will be available for distribution to us but is not required to be distributed.

Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. The need to avoid prohibited transactions could cause us to forgo or defer sales of properties that our Predecessor and the entities that held our Acquired Properties otherwise would have sold or that might otherwise be in our best interest to sell.

Increases in our property taxes could adversely affect our ability to make distributions to our stockholders if they cannot be passed on to our tenants.

Each of our properties will be subject to real and personal property taxes. These taxes on our properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase and we cannot pass these increases on to our tenants, our ability to make distributions to our stockholders would be adversely affected.

Changes in taxation of corporate dividends may adversely affect the value of our shares.

The maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular “C” corporation under current law is 15% through 2010, as opposed to higher ordinary income rates. The reduced tax rate, however, does not apply to distributions paid to taxpayers taxed at individual rates by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its stockholders generally remain subject to less federal income taxation than earnings of a non-REIT “C” corporation that are distributed to its stockholders net of corporate-level income tax, legislation that extends the application of the 15% rate to dividends paid after 2010 by “C” corporations could cause taxpayers taxed at individual rates to view the stock of regular “C” corporations as more attractive relative to the stock of a REIT, because the dividends from regular “C” corporations would continue to be taxed at a lower rate while distributions from REITs (other than distributions designated as capital gain dividends and qualified dividend income) are generally taxed at the same rate as the taxpayer’s other ordinary income.

We will have a reduced carryover tax basis on certain of our assets as a result of the formation transactions, which could reduce our depreciation deductions.

Certain of the properties that we are acquiring in the formation transactions, including VA3, VA4 and CH1, will have a carryover tax basis that is lower than the fair market value of the property. This position could give rise to lower depreciation deductions on these assets that would have the effect of (1) increasing the distribution requirement imposed on us which could adversely affect our ability to satisfy the REIT distribution requirement, and (2) decreasing the extent to which our distributions are treated as tax-free “return of capital” distributions.

Risks Related to this Offering

Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected levels, nor can we assure you of our ability to make distributions in the future, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

Our expected annual distributions for the 12 months following the consummation of this offering of $             per share are expected to be approximately     % of estimated cash available for distribution. We expect that our initial estimated annual distributions will exceed cash available from operations. As a result, we intend to fund the difference out of excess cash or borrowings under our revolving facility. If cash available for distribution generated by our assets for such 12-month period is less than our estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. See “Dividend Policy.” All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Federal Income Tax Considerations—Taxation of Stockholders.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Increases in market interest rates may cause potential investors to seek higher dividend yields and therefore reduce demand for our stock and result in a decline in our stock price.

One of the factors that may influence the price of our common stock will be the dividend yield on the common stock (amount of dividend as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield, which we may not be able, or may choose not, to provide. Higher interest rates would likely increase our borrowing costs and potentially decrease cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

The number of shares available for future sale could materially adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. Sales of a substantial number of shares of our common stock in the public market, or upon exchange of OP units, or the perception that such sales might occur, could materially adversely affect the market price of the shares of our common stock.

All holders of the OP units to be issued to the contributors in the formation transactions will have the right to require us to register the common stock issuable upon redemption of these OP units with the SEC after 12 months. The holders of these OP units are restricted, except under limited circumstances, from exercising their redemption rights, and may not otherwise transfer their OP units, for a period of 12 months. Our officers and directors have agreed not to sell or otherwise transfer any of the OP units granted to them in connection with this offering for a period of 12 months from the date of grant. In addition, after completion of this offering, we intend to register the remaining shares of common stock that we have reserved for issuance under our 2007 Plan, and once we register these shares they can generally be sold in the public market after issuance without restriction, assuming any applicable vesting requirements are satisfied. In addition, our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or other securities convertible or exchangeable into our common stock for a period of 180 days after the date of this prospectus in the case of our directors and executive officers other than Messrs. du Pont and Fateh, and 12 months in the case of Messrs. du Pont and Fateh. If any or all of these holders cause a large number of their shares to be sold in the public market, the sales could reduce the trading price of our common stock and could impede our ability to raise future capital.

The exercise of the underwriters’ option to purchase up to an additional                      shares, the exchange of OP units for common stock, the exercise of any options granted to certain directors, executive officers and other employees under our 2007 Plan, the issuance of our common stock or OP units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have a material adverse effect on the market price of the shares of our common stock, and the existence of OP units, options, shares of our common stock reserved for issuance as restricted shares of our common stock or upon exchange of OP units may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

Differences between the book value of properties we are acquiring and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.

As of June 30, 2007, the aggregate historical combined net tangible book value of the interests and assets to be transferred to our OP was $29.0 million, or $             per share of our common stock to be held by the investors contributing property and other interests to us in connection with the formation transactions, which we refer to as or our contributors, assuming the exchange of units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and consummation of the formation transactions will be less than the initial public offering price. The purchasers of our common stock offered hereby will experience immediate and substantial dilution of $             per share in the pro forma net tangible book value per share of our common stock.

There is currently no public market for our common stock and an active trading market for our common stock may not develop following this offering, and you may be unable to sell your stock at a price above the initial public offering price or at all.

There has not been any public market for our common stock prior to this offering. We intend to apply for listing on the NYSE. We cannot assure you, however, that an active trading market for our common stock will develop after this offering or, if one develops, that it will be sustained. In the absence of a public market, you may be unable to liquidate an investment in our common stock. We and the underwriters have determined the initial public offering price. The price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	publication of research reports about us, our significant tenants, the real estate industry or the technology industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	adverse developments in the business prospects of one or more of our significant tenants; and

•	general market and economic conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates” or “predicts” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous known and unknown risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in our markets or the technology industry;

•	national and local economic conditions;

•	the increasingly competitive environment in which we operate;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully develop and operate acquired properties and operations;

•	our failure to qualify and maintain our qualification as a REIT;

•	environmental uncertainties and risks related to natural disasters;

•	financial market fluctuations; and

•	changes in real estate and zoning laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause our future results to differ materially from any forward-looking statements, see the section above entitled “Risk Factors,” beginning on page 20.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of $            , or approximately $             if the underwriters exercise their option to purchase additional shares to the extent the underwriters sell more than              shares in this offering, based on an assumed initial public offering price equal to the mid-point of the price range indicated on the front cover of this prospectus and after deducting the underwriting discounts, financial advisory fees and estimated offering expenses payable by us (including approximately $             to repay advances made to us by an affiliate of our sponsors in respect of costs and fees incurred in connection with this offering and the formation transactions).

We will use the net proceeds to repay existing indebtedness and for other purposes, as follows:

•

approximately $         million to repay indebtedness related to ACC4 and related development and leasing costs, including: a senior mortgage loan in principal amount of $         million with an interest rate of LIBOR (5.32% as of June 30, 2007) plus 3.5% (including a floor of 8.32%) that matures on December 1, 2009; a senior mezzanine loan in principal amount of $         million with an interest rate of LIBOR (5.32% as of June 30, 2007) plus 10.0% that matures on December 1, 2009; and a junior mezzanine loan in principal amount of $         million with an interest rate of 15.0% that matures on December 1, 2009;

•	approximately $ million to fund the purchase of the land in Santa Clara, California;

•	approximately $ million to purchase property interests from certain of our contributors, including $ million from our sponsors, who have elected to receive cash in the formation transactions; and

•	approximately $ to repay amounts outstanding under our revolving facility. This loan has an interest rate of LIBOR (5.32% as of June 30, 2007) plus 1.70% and matures on August 7, 2010.

Exact payment amounts with respect to indebtedness may differ from our estimates due to amortization of principal, accrual of additional interest or prepayment or exit fees and the incurrence of additional transaction expenses. Any net proceeds remaining after the uses set forth above will be used to fund our development projects and future potential acquisitions and for general working capital. Pending application of the cash proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with our intention to qualify for taxation as a REIT.

An affiliate of Lehman Brothers Inc. provided us with construction loans in connection with the development of ACC4, which we intend to repay with a portion of the net proceeds of this offering. In addition, affiliates of Lehman Brothers Inc. and UBS Securities LLC acted as co-syndication agents on our secured credit facilities, including our revolving facility, which we intend to pay down with a portion of the net proceeds of this offering. See “Underwriting—Relationships.”

Our sponsors intend to use substantially all of the cash proceeds they receive in connection with the formation transactions to repay borrowings outstanding under lines of credit. These include $             expected to be outstanding upon completion of this offering under a loan with an affiliate of one of the underwriters, Lehman Brothers Inc. This loan is secured by our sponsors’ interests in some of our initial properties and is required to be repaid upon completion of this offering.

DIVIDEND POLICY

We intend to make regular quarterly distributions to holders of our common stock. We intend to make a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending December 31, 2007, based on $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately     % based on an estimated initial public offering price at the mid-point of the price range indicated on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending             , 2008. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending             , 2008, which we have calculated based on adjustments to our pro forma loss for the year ended December 31, 2006. This estimate was based on the historical operating results of our Predecessor and our Acquired Properties and does not take into account our growth strategy. In estimating our cash available for distribution for the 12 months ending             , 2008, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected distributions per share if the underwriters exercise their option to purchase additional shares; however, this could require us to borrow under our credit facilities to pay distributions.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the common stock. In that case, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Federal Income Tax Considerations.”

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our dividend policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

Federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. For more information, please see “Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make some distributions.

The following table describes our pro forma loss from continuing operations before minority interests for the year ended December 31, 2006, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the twelve months ending June 30, 2008 (amounts in thousands except share data, per share data, square footage data and percentages):

Pro forma loss from continuing operations attributable to our common stockholders for the twelve months ended December 31, 2006		$(477)
Less: Pro forma loss from continuing operations available to our common stockholders for the six months ended June 30, 2006		1,937
Add: Pro forma income from continuing operations available to our common stockholders for the six months ended June 30, 2007		2,093

Pro forma income from continuing operations available to our common stockholders for the twelve months ended June 30, 2007		3,553
Add: Pro forma minority interest for the twelve months ended June 30, 2007		3,307

Pro forma income from continuing operations before minority interest for the twelve months ended June 30, 2007		6,860
Add: Pro forma real estate depreciation and amortization		25,440
Add: Net increases in contractual rent income in our portfolio(1)		19,530
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(2)		(652)
Less: Net effects of straight line rents and fair market value adjustments to tenant leases(3)		(13,540)
Add: Non-cash compensation expense(4)		750
Add: Amortization of deferred debt financing costs(5)		2,310

Estimated cash flow from operating activities for the twelve months ending June 30, 2008		40,698
Estimated cash flows used in investing activities:
Less: Estimated annual provision for leasing commissions(6)		0
Less: Estimated annual provision for recurring capital expenditures(7)		(207)
Total estimated cash flows used in investing activities

Estimated cash available for distribution for the twelve months ending June 30, 2008		40,491
Our share of estimated cash available for distribution(8)
Minority interests’ share of estimated cash available for distribution

Total estimated initial annual distributions to stockholders	$

Estimated initial annual distributions per share(9)
Payout ratio based on our share of estimated cash available for distribution(10)		%

(1)	Represents the net increases in contractual rental income from new leases and renewals that were not in effect for the entire twelve month period ended June 30, 2007 or that will go into effect during the twelve months ending June 30, 2008 based upon leases entered into by September 1, 2007.

(2)	Assumes no lease renewals or new leases for leases expiring after June 30, 2007 unless a new or renewal lease had been entered into by September 1, 2007.
(3)	Represents the conversion of estimated rental revenues for the twelve months ending June 30, 2007 from a straight-line accrual basis, which includes amortization of lease intangibles, to a cash basis recognition.
(4)	Pro forma compensation expense related to restricted stock awards for the twelve months ended June 30, 2007.
(5)	Pro forma amortization of financing costs for the twelve months ended June 30, 2007.
(6)	No gross building area expires in the period from June 30, 2007 to June 30, 2008. Thus, no leasing commissions have been reflected. One tenant terminated its lease in August 2007 and the space was re-leased to two existing tenants with no leasing commissions incurred. We anticipate that any future leasing commissions will be at a rate of up to $150,000 per MW leased.
(7)	For the twelve months ending June 30, 2008, the estimated cost of recurring capital expenditures is approximately $0.2 million, based on the weighted average annual capital expenditures cost of $0.21 per square foot of gross building area incurred during 2004, 2005 and 2006 and for the six months ended June 30, 2007, multiplied by 970,000 square feet of gross building area in our portfolio, which includes the pro-rata square feet of gross building area for completed developments of ACC4 Phase I and ACC4 Phase II during the period.

	Year Ended December 31,			Six Months Ended June 30, 2007	Weighted Average 2004-June 30, 2007
	2004	2005	2006
Recurring capital expenditures (excluding tenant improvements and leasing commissions) per square foot of gross building area	$0.24	$0.16	$0.24	$0.20	$0.21
Total square feet of gross building area					970,000

Total estimated recurring capital expenditures (in thousands)					$207

(8)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % aggregate partnership interest in our OP.
(9)	Based on a total of shares of our common stock to be outstanding after this offering, consisting of shares to be sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and shares of common stock (including shares of restricted stock) with an approximate aggregate value, based on the mid-point of the price range indicated on the cover page of this prospectus, of $ million to be issued to certain of our directors, director nominees, executive officers and other employees upon completion of this offering.
(10)	Calculated as estimated initial annual distribution per share divided by our share of estimated cash available for distribution per share for the twelve months ending June 30, 2008.

CAPITALIZATION

The following table sets forth the historical capitalization of our Predecessor as of June 30, 2007 and our capitalization as of June 30, 2007, as adjusted to give effect to the KeyBank Refinancing, the formation transactions, this offering and the use of the net proceeds from this offering as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and our consolidated financial statements and the notes to our financial statements appearing elsewhere in this prospectus.

	June 30, 2007
(in thousands except share and per share amounts)	Predecessor Historical (unaudited)	As adjusted
Mortgages and notes payable	$125,756	$
Minority interests in our OP(1)	—
Members’ (deficit) equity/stockholders’ equity:
Preferred stock, $0.001 par value per share, no shares authorized, issued or outstanding, as adjusted	—
Common stock, $0.001 par value per share, shares authorized, shares issued and outstanding, as adjusted(2)	—
Additional paid in capital	—
Members’ (deficit) equity/stockholders’ equity	(5,956)

Total members’ (deficit) equity/stockholders’ equity	(5,956)

Total capitalization	$119,800	$

(1)	As adjusted minority interest in the OP results from issuing an aggregate of OP units to be issued upon completion of this offering and the formation transactions. Based on a pre adjusted stockholders’ equity of $ and a minority ownership interest of %, a total of $ has been reclassified to minority interest. Upon completion of this offering and the formation transactions, minority interests will own % of our aggregate outstanding shares of common stock and OP units. For a discussion of the redemption/exchange rights to be granted to the OP unitholders, see “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.—Redemption/Exchange Rights.”
(2)	As adjusted outstanding shares of common stock includes (i) 1,000 shares of common stock representing our initial capitalization, (ii) shares of common stock to be sold in this offering, and (iii) shares of common stock (including shares of restricted stock) to be issued upon completion of this offering to certain directors, director nominees, executive officers and employees. Amount excludes: (i) additional shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares, and (ii) additional shares of common stock reserved for issuance under our 2007 Plan.

DILUTION

Dilution After This Offering

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. At                     , 2007, our Predecessor had a net tangible book value of approximately $            , or $             per share of our common stock to be held by our contributors after this offering, assuming the exchange of OP units into shares of our common stock on a one-for-one basis. After giving effect to the KeyBank Refinancing, this offering and the formation transactions, and the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value at                     , 2007 attributable to common stockholders would have been $            , or $             per share of our common stock. This amount represents an immediate increase in net tangible book value of $             per share to our contributors and an immediate dilution in pro forma net tangible book value of $             per share from the public offering price of $             per share of our common stock to our new investors.

Initial public offering price per common share		$
Net tangible book value per share of our Predecessor as of , before the acquisition of the Acquired Properties, the KeyBank Refinancing, the formation transactions and this offering(1)	$
Increase in pro forma net tangible book value per share attributable to the acquisition of the Acquired Properties and the KeyBank Refinancing(2)	$

Pro forma net tangible book value per share after the formation transactions, but before this offering	$
Increase in pro forma net tangible book value per share attributable to this offering(3)	$

Pro forma net tangible book value per share after all the formation transactions and this offering(4)		$

Dilution in pro forma net tangible book value per share to new investors(5)			$—

(1)	Pro forma net tangible book value per share of our Predecessor as of , 2007 was determined by dividing the pro forma net tangible book value of our Predecessor by the number of shares of common stock, OP units and cash (at a per share equivalent value) to be issued in connection with the contribution of the Predecessor’s properties. Net tangible book value has been adjusted in all calculations to remove our intangibles related to leasing commissions and acquired net lease intangibles.
(2)	The increase in pro forma net tangible book value per share attributable to the business combination under Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS 141”) of Predecessor companies under common management and the related KeyBank Refinancing, but before this offering, was determined by dividing the difference between (a) the pro forma net tangible book value before these transactions and this offering and (b) the pro forma net tangible book value after the formation transactions and before this offering, by the number of shares of common stock, OP units and cash (at a per share equivalent value) to be issued in connection with the contribution of the Predecessor’s properties and the formation transactions.
(3)	The pro forma net tangible book value per common share attributable to this offering was determined by dividing pro forma net proceeds from the offering of approximately $ by shares of common stock and OP units, which amount excludes the additional proceeds and shares that may be issued by us upon exercise of the underwriters’ option to purchase additional shares.
(4)	The pro forma net tangible book value per share after the formation transactions and this offering was determined by dividing pro forma net tangible book value of approximately $ by shares and OP units, which amount excludes the shares and the related proceeds that may be issued by us upon exercise of the underwriters’ option to purchase additional shares.

(5)	The dilution in pro forma net tangible book value per share to new investors was determined by subtracting pro forma net tangible book value per share after the formation transactions and this offering from the assumed initial public offering price paid by a new investor for our common shares. For the purpose of calculating our Predecessor’s pro forma book values, we have assumed that, as of , 2007, the common shares, OP units and LTIP units to be issued as part of the formation transactions were outstanding as of such date.

Differences Between New Investors and Our Contributors in Number of Shares and Amount Paid

The table below summarizes, as of                     , 2007, on a pro forma basis after giving effect to the formation transactions and this offering, the differences between the number of shares and OP units to be received by the contributors in the formation transactions and the new investors purchasing shares in this offering, the total consideration paid and the average price per share paid by the contributors in the formation transactions and paid in cash by the new investors purchasing shares in this offering (based on the net tangible book value attributable to those contributors receiving OP units in the formation transactions). In calculating the shares to be issued in this offering, we used an assumed initial public offering price of $             per share, which is the mid-point of the price range indicated on the front cover page of this prospectus.

	Shares / OP Units Issued			Net Tangible Book Value of Contribution / Cash(1)			Average Price Per Share
($ in thousands, except per share data)	Number	Percentage		Amount	Percentage
Contributing investors(2)			%			%	$
New investors							$

Total			%	$		%

(1)	Represents pro forma net tangible book value as of , 2007 of the assets contributed to our OP in the formation transactions, giving effect to the formation transactions, this offering and prior to deducting the estimated costs of this offering.
(2)	Includes 1,000 shares of common stock, representing our initial capitalization and OP units and LTIP units to be issued in connection with the formation transactions, and an aggregate of shares of common stock (including shares of restricted stock) to be issued to certain of our directors, director nominees, executive officers and employees upon completion of this offering.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data on a historical basis for our Predecessor. Our Predecessor is comprised of the real estate activities of one of our operating properties, ACC3. As part of our formation transactions, our Predecessor will acquire our Acquired Properties. Our Acquired Properties include the continuing real estate operations of VA3, VA4, ACC2 and ACC4 (the first phase of ACC4 commenced operations in July 2007, and the second phase is scheduled for completion in November 2007), a property currently under development, CH1 and undeveloped parcels of land in Northern Virginia and Piscataway, New Jersey related to ACC7 and NJ1, respectively. In addition, in August 2007, we acquired two undeveloped parcels of land in Northern Virginia related to ACC5 and ACC6. In addition, we will acquire certain contract rights to acquire land in Santa Clara, California related to SC1 and SC2. The historical operating results of our Predecessor include external management expenses, as our Predecessor was not self-managed. Following completion of this offering, we will be self-managed. For accounting purposes, our Predecessor is considered to be the acquiring entity in the formation transactions and, accordingly, the acquisition of our Acquired Properties will be recorded at fair value. For more information regarding the formation transactions, please see “Structure and Formation of Our Company.”

The unaudited pro forma financial data for the six months ended June 30, 2007 and for the year ended December 31, 2006 are presented as if the KeyBank Refinancing, this offering and the formation transactions each had occurred on January 1, 2006. Pro forma balance sheet data as of June 30, 2007 is presented as if the KeyBank Refinancing, offering and the formation transactions had occurred on June 30, 2007. The pro forma data does not purport to represent what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

The selected historical financial information as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 has been derived from our Predecessor’s audited financial statements included elsewhere in this prospectus.

The selected historical financial information as of December 31, 2004, 2003 and 2002 and for the two years ended December 31, 2003 has been derived from our Predecessor’s unaudited financial statements. The selected historical financial information as of June 30, 2007 and for the six months ended June 30, 2007 and 2006 has been derived from our Predecessor’s unaudited financial statements included elsewhere in this prospectus. In the opinion of the management of our company, the unaudited interim financial information included herein includes any adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.

You should read the following selected financial data in conjunction with our pro forma financial statements, our Predecessor’s historical financial statements and the related notes thereto, and our Acquired Properties’ combined historical financial statements and the related notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Six months ended June 30,			Year ended December 31,
(in thousands except per share data)	Pro Forma Consolidated	Historical Predecessor		Pro Forma Consolidated	Historical Predecessor
	2007	2007	2006	2006	2006	2005	2004	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Operations Data

Revenue:
Operating revenues	$44,046	$12,551	$—	$69,383	$10,685	$—	$—	$—	$—

Expenses:
Real estate taxes	920	123	—	1,145	99	161	129	175	161
Insurance	284	66	—	430	65	43	41	42	27
Property operating costs	13,067	2,694	46	19,084	1,823	9	11	34	35
Management fees	—	696	—	—	616	—	—	—	—
Depreciation and amortization	12,669	2,180	—	23,167	2,186	177	193	193	1,158
General and administrative	5,050	65	135	10,100	278	174	—	2	8

Total operating expenses	31,990	5,824	181	53,926	5,067	564	374	446	1,389

Operating income (loss)	12,056	6,727	(181)	15,457	5,618	(564)	(374)	(446)	(1,389)
Other income and expense
Interest income	381	84	81	375	157	—	—	—	—
Interest expense	(8,396)	(5,762)	(732)	(16,752)	(6,280)	(44)	—	—	—

Income (loss) from continuing operations	4,041	1,049	(832)	(920)	(505)	(608)	(374)	(446)	(1,389)
Minority interest in continuing operations of operating partnership	(1,948)	—	—	443	—	—	—	—	—

Income (loss) from continuing operations(1)	$2,093	$1,049	$(832)	$(477)	$(505)	$(608)	$(374)	$(446)	$(1,389)

Net income (loss)	N/A	$1,049	$(832)	N/A	$(505)	$(608)	$(374)	$(446)	$(1,389)

Pro forma earnings (loss) per share—basic and diluted
From continuing operations	$			$

Pro forma weighted average common shares outstanding

	Pro Forma Consolidated	Historical Predecessor			Historical Predecessor
					As of December 31,
(in thousands)	As of June 30, 2007	As of June 30, 2007			2006	2005	2004	2003	2002
	(unaudited)	(unaudited)					(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data
Investments in real estate, net	$922,599	$91,169			$92,021	$15,972	$6,671	$6,864	$7,057
Total assets	1,025,564	125,409			113,905	36,561	6,693	6,864	7,057
Mortgages and notes payable	245,865	125,756			112,490	27,803	—	—	—
Minority interest	340,729	—			—	—	—	—	—
Stockholders’ equity/members’ equity (deficit)	366,177	(5,956)			(7,005)	6,500	6,693	6,819	6,373

	Six months ended June 30,			Year ended December 31,
(in thousands, unaudited)	Pro Forma Consolidated	Historical Predecessor		Pro Forma Consolidated	Historical Predecessor
	2007	2007	2006	2006	2006	2005	2004	2003	2002
Other Data: Funds from operations(2)
Net income (loss)(1)	$2,093	$1,049	$(832)	$(477)	$(505)	$(608)	$(374)	$(446)	$(1,389)
Adjustments:
Real estate depreciation and amortization	12,669	2,180	—	23,167	2,186	177	193	193	1,158
Minority interest in operating partnership	1,948	—	—	(443)	—	—	—	—	—

Funds from operations	$16,710	$3,229	$(832)	$22,247	$1,681	$(431)	$(181)	$(253)	$(231)

(1)	The unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus are presented through income from continuing operations. As a result our pro forma FFO calculations begin with Income from continuing operations. For the historic operations of our Predecessor, net income was the same as income from continuing operations, as our Predecessor did not have any discontinued operations.
(2)	We calculate funds from operations, or FFO, in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate depreciation and amortization (excluding amortization of deferred financing costs) and minority interest and after adjustments for unconsolidated partnerships and joint ventures. Management uses FFO as a supplemental performance measure because, in excluding real estate depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that results from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to FFO as reported by other companies. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends. FFO should not be used as a substitute for cash flow from operating activities computed in accordance with GAAP. The above table presents the reconciliation of FFO to our income (loss), which we believe is the most directly comparable pro forma GAAP measure to our FFO. See Note (1) above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data,” the historical financial statements of our Predecessor and Acquired Properties, the pro forma financial statements, and related notes, appearing elsewhere in this prospectus.

Overview

DuPont Fabros Technology, Inc. is a leading owner, developer, operator and manager of wholesale data centers. We were formed to continue the wholesale data center operations of our Predecessor and Acquired Properties, and to internalize the property management, asset management, development and leasing functions associated with those properties going forward. Upon completion of this offering and the formation transactions described below, we will own a 100% interest in our initial portfolio, including our operating properties (VA3, VA4, ACC2, ACC3, and ACC4), our current development property (CH1), and certain parcels of land in Northern Virginia and Piscataway, New Jersey. We also will have contractual rights to acquire land in Santa Clara, California. We believe the land parcels in Northern Virginia, Piscataway, New Jersey and Santa Clara, California are suitable for the development of six new data centers with an aggregate critical load of 187.2 MW.

To date, our growth has primarily resulted from bringing new wholesale data centers into service and leasing these data centers to tenants. In most instances, our data centers have been substantially pre-leased prior to being placed in service. In 2003, we brought our first wholesale infrastructure data center, VA3, into service. Since 2003, the combined revenue from our initial properties has grown from $2.1 million in 2003, to $65.5 million in 2006, and the combined revenue from these properties was $42.1 million in the six months ended June 30, 2007. This combined revenue does not include any operating activity for ACC4 Phase I because it was not placed in service until July 2007.

The table below shows the growth of our wholesale data centers since we brought the first one into service in 2003:

	In Service Date	Raised Square Feet	Critical Load	% Leased Rate as of
Properties Brought Into Service				June 30, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
VA3 (Reston, VA)	Mar 2003	144,901	13.0 MW	100%	100%	100%	89.4%	50.3%
VA4 (Bristow, VA)	June 2005	90,000	9.6 MW	100%	100%	100%	N/A	N/A
ACC2 (Ashburn, VA)	Oct 2005	53,397	10.4 MW	100%	100%	100%	N/A	N/A
ACC3 (Ashburn, VA)	June 2006	79,600	13.0 MW	100%	100%	N/A	N/A	N/A

Subtotal as of March 31, 2007		367,898	46.0 MW
ACC4 Phase I (Ashburn, VA)	July 2007	85,700	18.2 MW	N/A	N/A	N/A	N/A	N/A

Total as of September 1, 2007		453,598	64.2 MW

Note: for definitions of the terms used in this table, please see “Business and Properties—Description of Properties.”

We derive substantially all of our revenue from rents received from tenants under existing leases at each of our initial operating properties. Because we believe that critical load is the primary factor that tenants evaluate in choosing a data center, we establish our rents based on both the amount of power that we make available to our tenants and the amount of raised square footage that our tenants are occupying. The relationship between raised square footage and critical load can vary significantly from one facility to the next. For example, a data center that is smaller in terms of raised square footage may contain infrastructure that provides its tenants with critical load that exceeds the power capacity of a data center with a significantly larger footprint. Nonetheless, as noted, within each data center the distribution of critical power across raised square feet is roughly proportional.

With respect to operating expenses, we have negotiated expense pass-through provisions in each of our leases under which our tenants are required to pay for most of our operating expenses. In particular, our tenants are required to pay all of their direct operating expenses, including direct electric, as well as their pro rata share of indirect operating expenses, including real estate taxes and insurance. As we complete the build-out of our development properties, we intend to continue to structure our future leases to contain expense pass-through provisions, which are also referred to as triple net leases.

In the future, we intend to continue our focus on the performance of our initial portfolio of operating properties, as well as pursuing growth through the build out and leasing up of our portfolio of development properties. Although each of our initial operating properties is located in Northern Virginia, as we complete the build out of our development properties, including the development of planned data centers in suburban Chicago, Piscataway, New Jersey and Santa Clara, California, our portfolio of data centers will become more geographically diverse in the future.

Upon completion of the KeyBank Refinancing, this offering and the formation transactions, we expect to have approximately $             of total debt and a ratio of debt to total market capitalization of     % based on the mid-point of the price range set forth on the front cover page of this prospectus. We expect that upon closing of this offering we will have $             of additional borrowing capacity under our $275.0 million revolving credit facility, which may be increased with the consent of our lenders up to $475.0 million under certain circumstances. We also expect to be able to secure additional long-term debt by collateralizing ACC4, which we expect to be unencumbered after the completion of this offering.

Historically, we have paid property management and asset management fees to affiliates of our sponsors. Although, under the terms of our leases, we charge our tenants property management fees as additional rent, we do not pass through the asset management fees to our tenants. In connection with the formation transactions, our sponsors are contributing these management agreements to us and, as a result, we will not be required to pay these management fees following the completion of this offering. We will, however, continue to charge property management fees to our tenants in the future.

We expect to pay consideration of              million OP units (with a value of approximately $             million based on the mid-point of the price range on the cover page of this prospectus) in respect of certain asset management, leasing and development contracts we will acquire from an affiliate of our sponsors. We also expect to pay consideration of              million OP units (with a value of approximately $             million based on the mid-point of the price range on the cover page of this prospectus) in respect of certain property management contracts we will acquire from an affiliate of our sponsors. The consideration paid represents a settlement of these arrangements and will be reflected as a one-time expense in the quarter in which this offering and the formation transactions are completed.

Following this offering, we intend to make regular quarterly distributions to our common stockholders in amounts that meet or exceed the requirements to qualify and maintain our qualification as a REIT and to avoid corporate level taxation. We currently anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs to avoid corporate level taxation.

Factors Which May Influence Future Results of Operations

Scheduled lease expirations. The amount of net rental income generated by the properties in our portfolio will depend on our ability to maintain the historical lease rates of currently leased space and to re-lease space available from lease terminations. As of September 1, 2007, 12.0% of our total raised square footage and 8.3% of our total critical load, accounting for 3.2% of our annualized rent, is subject to leases expiring by December 31, 2009. Negative trends in these factors could adversely affect our rental income or revenue growth in future periods.

Capacity utilization. Since a portion of our revenue consists of those expenses reimbursed to us by our tenants under the terms of our triple net leases, in any given period our revenue will be determined in part by the amount of expenses that are reimbursed by our tenants. Reimbursements are, in turn, influenced by the amount of capacity utilized by our tenants. Fluctuations in capacity utilization will have no material impact on our reportable net operating income, because our tenants pay the same base rent regardless of how much capacity they utilize in any month. However, such fluctuations will impact our reportable operating revenue.

Acquisitions and development projects. The amount of rental revenue generated by the properties in our portfolio will also depend on our ability to successfully acquire, develop and lease up new data centers. ACC4 Phase I, with 85,700 raised square feet and 18.2 MW of critical load, was brought into service during July 2007. Our current development efforts are focusing on the completion and lease-up of ACC4 Phase II and CH1. ACC4 Phase II is scheduled for completion in November 2007 and, as of September 1, 2007, we had pre-leased 43.8% of the expected raised square footage and critical load of this phase. CH1 Phase I is scheduled for completion in 2008. In addition, our development and leasing effort will also focus on our development properties held for development in Northern Virginia and Piscataway, New Jersey and land under contract to be acquired in Santa Clara, California. We will also continue to seek to acquire properties for future date center development. Trends in any of these factors could affect our rental income or revenue growth in future periods.

Management fees. Historically, we have paid property management fees and asset management fees to affiliates of our sponsors. Our leases charge property management fees to tenants generally equal to 5% of the sum of a tenant’s contractual base rent plus operating expenses other than direct electric, which we define as the cost of power used by the tenant to power and cool its servers. In connection with the formation transactions, our sponsors are contributing these management agreements to us and, as a result, we will not be required to pay these external management fees following the completion of this offering. We will, however, continue to charge our tenants these property management fees. We anticipate that the elimination of external property management expenses will partially offset the increase in non-reimbursable overhead costs that we will incur as a result of going public and the internalization of certain back-office functions formerly outsourced to affiliates of our sponsors.

Technical services. Our TRS, DF Technical Services, LLC, will generate revenue from providing certain technical services to our tenants on a contract or purchase-order basis, which we commonly refer to as “a la carte” services. Our TRS will generally charge our tenants for its services on a cost-plus basis. Because the degree of utilization of these services is within the control of our tenants, we will have limited ability to forecast future revenue from this source. Moreover, as a taxable corporation, our TRS will be subject to federal, state and local corporate taxes and will not be required to distribute its income, if any, to us for purposes of making additional distributions to our stockholders. Because demand for its services will be unpredictable, we anticipate that our TRS may retain a significant amount of its revenue to fund future services, and therefore we may not be able to regularly receive distributions from our TRS.

Conditions in significant markets. Our initial portfolio is geographically located in Northern Virginia. Positive or negative changes in conditions in this market will impact our overall performance. Future economic downturns or regional downturns affecting our submarkets or downturns in the technology industry that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could adversely affect our ability to maintain or increase rental rates at our properties. In addition, growth in rental income will also partially depend on our ability to acquire additional technology-related real estate suitable for data center development that meets our investment criteria.

Operating expenses. We control our operating expenses, in part, by negotiating expense pass-through provisions in tenant leases for most operating expenses. Leases covering 100% of the leased portfolio as of June 30, 2007 required tenants to pay all of their direct operating expenses as well as their pro rata share of indirect operating expenses, including real estate taxes and insurance. Following this offering, our property and asset management functions will be internalized and, as a result, we will not incur third-party property and asset management expenses in the future. Instead, we will directly incur general and administrative expenses. Moreover, as a public company, we will incur significant legal, accounting and other expenses related to corporate governance, public reporting, and compliance with the various provisions of the Sarbanes-Oxley Act of 2002, and we will not be able to pass through a significant amount of these costs to our tenants. These additional expenses will have a significant impact on our results of operations.

Discontinued operations. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we classify a data center property as held-for-sale when it meets the necessary criteria, which include when we commit to and actively embark on a plan to sell the asset, the sale is expected to be completed within one year under terms usual and customary for such sales, and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Depreciation ceases when an asset is classified as held-for-sale. Data center properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The operations of properties held-for-sale are classified as discontinued operations for all periods presented. As of December 31, 2006, one of our historical properties, ACC1, reflected in the financial statements of our Acquired Properties, was identified and classified as held-for-sale in December 2006, and was sold in February 2007. ACC1’s operations for all periods presented have been included in discontinued operations of our Acquired Properties.

Equity grants. In connection with this offering, we will grant an aggregate of              LTIPs units and an aggregate of              shares of common stock (including an aggregate of              restricted shares) to certain of our executive officers, directors, director nominees and employees. Pursuant to these grants, we expect to incur a one-time, non-cash expense of $             in the quarter in which this offering is completed, which we currently expect to be the fourth quarter of 2007.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Predecessor’s and Acquired Properties’ historical financial statements, which have been prepared in accordance with GAAP. We have provided a summary of our significant accounting policies in Note 1 to our Predecessor’s and Acquired Properties’ financial statements included elsewhere in this prospectus. The preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our actual results may differ from these estimates. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Subsequent to the completion of this offering and the formation transactions, these same critical accounting policies and estimates will also be used in our consolidated financial statements. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date hereof.

Investments in Real Estate

Revenue Recognition. Rental income is recognized using the straight-line method over the terms of the tenant leases. Deferred rents included in our balance sheets represent the aggregate excess of rental revenue recognized on a straight-line basis over the contractual rental payments that will be recognized under the remaining terms of the leases. Our leases generally contain provisions under which the tenants reimburse us for a portion of property operating expenses incurred by us. Such reimbursements are recognized in the period that the expenses are incurred. As discussed below, we recognize amortization of the value of acquired above or below market tenant leases as a reduction of rental income in the case of above market leases or an increase to rental revenue in the case of below market leases.

We must make subjective estimates as to when our revenue is earned and the collectibility of our accounts receivable related to minimum rent, deferred rent, expense reimbursements, and other income. We specifically analyze accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness and current economic trends when evaluating the adequacy of the allowance for bad debts. These estimates have a direct impact on our net income because a higher bad debt allowance would result in lower net income, and recognizing rental revenue as earned in one period versus another would result in higher or lower net income for a particular period.

Acquisition of real estate. The price that we pay to acquire a property is impacted by many factors including the location, the condition of the property and improvements, and numerous other factors, including the occupancy of the building, the existence of above and below market tenant leases, the creditworthiness of the tenants, and favorable or unfavorable financing.

Accordingly, we are required to make subjective assessments to allocate the purchase price paid to acquire investments in real estate among the assets acquired and liabilities assumed based on our estimate of their fair values in accordance with SFAS No. 141, “Business Combinations.” This includes determining the value of the property and improvements, land, in-place tenant leases, the value (or negative value) of above (or below) market leases and any debt assumed from the seller or loans made by the seller to us. Each of these estimates requires judgment and some of the estimates involve complex calculations.

These allocation assessments have a direct impact on our results of operations. For example, if we were to allocate more value to land, there would be no depreciation with respect to such amount. If we were to allocate more value to the property as opposed to allocating to the value of tenant leases, this amount would be recognized as an expense over a much longer period of time. This potential effect occurs because the amounts allocated to property are depreciated over the estimated lives of the property whereas amounts allocated to tenant leases are amortized over the terms of the leases. Additionally, the amortization of value (or negative value) assigned to above (or below) market rate leases is recorded as an adjustment to rental revenue as compared to amortization of the value of in-place leases and tenant relationships, which is included in depreciation and amortization in the statements of operations.

Capitalization of costs. We capitalize pre-acquisition costs related to probable property acquisitions. We also capitalize direct and indirect costs related to construction and development, including property taxes, insurance and financing costs relating to properties under development. Costs previously capitalized related to any potential property acquisitions no longer considered probable are written off, which may have a material adverse effect on our net income. The selection of costs to capitalize and the determination of whether an acquisition is probable is subjective and depends on many assumptions including the timing of potential acquisitions and the probability that future acquisitions occur. Variations in these assumptions would yield different amounts of capitalized costs in the periods presented. All capital improvements for the income producing properties that extend the property’s useful life are capitalized.

Useful lives of assets. We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate such investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Asset impairment evaluation. We review the carrying value of our properties when circumstances, such as adverse market conditions and loss of tenants, indicate potential impairment may exist. We base our review on an estimate of the undiscounted future cash flows (excluding interest charges) expected to result from the real estate investment’s use and eventual disposition. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. These losses have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.

Since cash flows from properties considered to be long-lived assets to be held and used are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long-term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material. If we determine that impairment has occurred, the affected assets must be reduced to their fair value. No such impairment losses have been recognized to date. We estimate the fair value of rental properties utilizing a discounted cash flow analysis that includes projections of future revenues, expenses and capital improvement costs, similar to the income approach that is commonly utilized by appraisers.

Results of Operations

Since our formation on March 2, 2007 we have not had any corporate activity other than the issuance of shares of common stock in connection with the initial capitalization of our company. Because we believe that a discussion of the operating results for this limited period would not be meaningful, we have set forth below a discussion of the results of operations of our accounting predecessor, or our Predecessor, which consisted of the operations of ACC3. Separately, we have presented a discussion of the combined results of operations of our other initial properties, or our Acquired Properties, VA3, VA4, ACC2, ACC4, ACC7, CH1 and NJ1. The results of our Acquired Properties also include the results of ACC1, which is characterized as a discontinued operation. Our Acquired Properties do not comprise a legal entity, but rather a combination of limited liability companies, and their respective wholly owned subsidiaries, that have common management. The historical combined financial statements of our Acquired Properties contained in this prospectus represent the combination of the financial statements of those entities.

Our results of operations discussed below include the operating results of our Predecessor and, presented separately, the combined operating results of our Acquired Properties. We believe that the results of our Acquired Properties, when considered along with the results of our Predecessor, present a more comprehensive picture of our historical operating results than our Predecessor alone. In addition, the historical results of operations presented below should be reviewed along with the pro forma financial information contained elsewhere in this prospectus, which includes adjustments related to the effects of the KeyBank Refinancing, and the completion of this offering and the formation transactions.

Results of Operations of Our Predecessor

Our Predecessor consists of one operating property, ACC3, which we brought into service as a wholesale data center in June 2006. Since ACC3 was not placed in service until June 2006, no meaningful comparison to the prior year periods can be made. In addition, information related to our operating results for the year ended December 31, 2006 reflects the operation of ACC3 for only the second half of 2006. Accordingly, results of operations for the year ended December 31, 2006 are not indicative of the full-year results that we anticipate for ACC3 for 2007 or future periods.

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Operating Revenue. Operating revenue for the three months ended June 30, 2007 was $6.4 million. This is based on a percentage leased rate of 100% for the period and includes both base rent of $4.5 million and tenant recoveries of $1.9 million, which includes our property management fee. Because ACC3 was in development during the prior period, our Predecessor did not have operating revenue for the three months ended June 30, 2006.

Operating Expenses. Operating expenses for the three months ended June 30, 2007 were $3.0 million, consisting primarily of property operating costs, substantially all of which were passed through to our tenant under the triple net terms of our lease, as well as depreciation and amortization of $1.1 million. Operating expenses for the prior period were $0.2 million, as ACC3 was in development until June 2006.

Interest Expense. Interest expense for the three months ended June 30, 2007 was $2.9 million as compared to $0.6 million in the prior period. We began expensing development related interest costs when ACC3 was placed in service in June 2006.

Net Income (Loss). As a result of ACC3 being placed in service in June 2006, our Predecessor’s net income for the three months ended June 30, 2007 was $0.6 million, compared to a net loss of $0.7 million for the prior period.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Operating Revenue. Operating revenue for the six months ended June 30, 2007 was $12.6 million. This is based on a percentage leased rate of 100% for the period and includes both base rent of $9.0 million and tenant recoveries of $3.6 million, which includes our property management fee. Because ACC3 was in development during the prior period, our Predecessor did not have operating revenue for the six months ended June 30, 2006.

Operating Expenses. Operating expenses for the six months ended June 30, 2007 were $5.8 million, consisting primarily of property operating costs, substantially all of which were passed through to our tenant under the triple net terms of our lease, as well as depreciation and amortization of $2.2 million. Operating expenses for the prior period were $0.2 million as ACC3 was in development until June 2006.

Interest Expense. Interest expense for the six months ended June 30, 2007 was $5.8 million compared to $0.7 million for the prior period. We began expensing development related interest costs when ACC3 was placed in service in June 2006.

Net Income (Loss). As a result of ACC3 being placed in service in June 2006, our Predecessor’s net income for the six months ended June 30, 2007 was $1.0 million, compared to a net loss of $0.8 million for the prior period.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenue. Operating revenue for the year ended December 31, 2006 was $10.7 million. This includes base rent of $8.2 million and tenant recoveries of $2.5 million, which includes our property management fee. ACC3 was not in operation during 2005.

Operating Expenses. Operating expenses for the year ended December 31, 2006 were $5.1 million. This compares to operating expenses of $0.6 million for the year ended December 31, 2005. The increase of $4.5 million is primarily the result of a $1.8 million increase in property operating costs, a $0.6 million increase in management fees, and an increase in depreciation and amortization expense of $2.0 million due to the property being placed into service in June 2006.

Interest Expense. Interest expense for the year ended December 31, 2006 was $6.3 million. This compares to $44,000 for the year ended December 31, 2005. Our Predecessor began expensing interest costs related to the development of ACC3 when the facility was placed in service in June 2006.

Net Income (Loss). As a result of ACC3 being placed in service in June 2006, our Predecessor incurred a net loss for the year ended December 31, 2006 of $0.5 million, compared to a net loss of $0.6 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Our Predecessor was not in operation during 2005 or 2004. Accordingly, we do not believe that a comparison is meaningful to investors.

Results of Operations of Our Acquired Properties

Our Acquired Properties consist of our three other properties that were in service as of June 30, 2007, VA3, VA4, and ACC2, as well as two properties that were under development as of June 30, 2007, ACC4 and CH1, and two undeveloped parcels of land, related to ACC7 and NJ1. As discussed above, our Acquired Properties also include ACC1, which is included in the statements of operations of our Acquired Properties as a discontinued operation, as it was sold in February 2007.

We acquired the undeveloped land related to ACC1 and ACC2 in September 2000. We constructed the building shells in 2001. These facilities were leased from mid-2001 through late 2003 to a provider of colocation services. We purchased VA3 and VA4 in March 2003 and June 2005, respectively, and placed these properties into service immediately on acquisition. In the first quarter of 2005, we began developing the infrastructure of ACC2, and in October 2005 we brought the property into service as a wholesale data center.

We acquired the undeveloped land for ACC4 and the land and building shell for CH1 in 2006 and 2007, respectively. We completed development of ACC4 Phase I in July 2007. As of September 1, 2007, ACC4 Phase II and all of CH1 were under development. We acquired the undeveloped land for ACC7 and NJ1 in 2007. The development and the lease up of new properties and the lease up of continuing properties are the primary factors that explain a significant amount of the changes in the results of operations for our Acquired Properties for the periods discussed below.

Three Months Ended June 30, 2007 Compared to June 30, 2006

Operating Revenue. Operating revenue for the three months ended June 30, 2007 was $15.0 million. This compares to $13.5 million for the prior period, an increase of $1.5 million, or 11.1%, attributable to the increase in tenant reimbursement revenue resulting from an increase in tenants’ capacity utilization.

Operating Expenses. Operating expenses for the three months ended June 30, 2007 were $8.9 million. This compares to $7.4 million for the prior period, an increase of $1.5 million, or 20.3%, substantially all of which was attributable to increased operating costs resulting from an increase in our tenants’ capacity utilization, which were passed through to our tenants.

Interest Expense. Interest expense for the three months ended June 30, 2007 was $5.9 million. This compares to $5.5 million in prior period, an increase of $0.4 million, or 7.3%, primarily attributable to the refinancing of VA3, which resulted in an increase in the amount of indebtedness on this property from $41.6 million to $63.5 million.

Income from Continuing Operations. Income from continuing operations for the three months ended June 30, 2007 was $0.4 million. This compares to $0.7 million for the prior period, a decrease of $0.3 million. This decrease is primarily due to the increase in interest expense.

Income from Discontinued Operations. Income from discontinued operations for the three months ended June 30, 2007 was zero. This compares to income from discontinued operations of $0.4 million for the prior period, a decrease of $0.4 million. This decrease was attributable to sale of our only discontinued property, ACC1, in February 2007 for $42.5 million.

Net Income. Net income for the three months ended June 30, 2007 was $0.4 million, compared to $1.1 million in the prior period. The decrease in net income is primarily due to an increase in interest expense and a decrease in income from discontinued operations due to the sale of ACC1 in February 2007.

Six Months Ended June 30, 2007 Compared to June 30, 2006

Operating Revenue. Operating revenue for the six months ended June 30, 2007 was $29.5 million. This compares to $26.4 million for the prior period, an increase of $3.1 million, or 11.7%, attributable to the increase in tenant reimbursement revenue resulting from an increase in tenants’ capacity utilization.

Operating Expenses. Operating expenses for the six months ended June 30, 2007 were $17.3 million. This compares to $14.1 million for the prior period, an increase of $3.2 million, or 22.7%, substantially all of which was attributable to increased operating costs resulting from an increase in our tenants’ capacity utilization, which were passed through to our tenants.

Interest Expense. Interest expense for the six months ended June 30, 2007 was $12.0 million. This compares to $10.6 million in prior period, an increase of $1.4 million, or 13.2%, primarily attributable to the refinancing of VA3, which resulted primarily from an increase in the amount of indebtedness on this property from $41.6 million to $63.5 million and an increase in the debt outstanding and interest rate of VA4.

Income from Continuing Operations. Income from continuing operations for the six months ended June 30, 2007 was $0.5 million. This compares to $1.7 million for the prior period, a decrease of $1.2 million primarily due to the increase in interest expense partially offset by an increase in interest income of $0.2 million.

Income from Discontinued Operations. Income from discontinued operations for the six months ended June 30, 2007 was $28.5 million. This compares to income from discontinued operations of $0.7 million for the prior period, an increase of $27.8 million. This increase was attributable to the gain on sale of our only discontinued property, ACC1, in the amount of $28.4 million which was sold in February 2007 for $42.5 million.

Net Income. Net income for the six months ended June 30, 2007 was $29.0 million, compared to $2.5 million in the prior period. The increase in net income was primarily attributable to the gain on sale of ACC1 in the amount of $28.4 million, which was sold in February 2007.

Year Ended December 31, 2006 Compared to December 31, 2005

Operating Revenue. Operating revenue for the year ended December 31, 2006 was $54.8 million. This compares to $25.7 million for 2005, an increase of $29.1 million, or 113.2%, primarily attributable to an increase in revenue of $16.4 million and $12.2 million from VA4 and ACC2, respectively, which is a result of both properties being in service for all of 2006. VA4 and ACC2 were placed in service in June 2005 and October 2005, respectively.

Operating Expenses. Operating expenses for the year ended December 31, 2006 were $30.2 million. This compares to $15.9 million for 2005, an increase of $14.3 million, or 89.9%, attributable to the operating expenses associated with VA4 and ACC2, which were placed in service during 2005. Of the total increase, $8.0 million was attributable to increased property operating costs, $4.3 million was attributable to increased depreciation and amortization expense, and $1.5 million was attributable to an increase in our property management fees.

Interest Expense. Interest expense for the year ended December 31, 2006 was $25.5 million. This compares to $9.0 million in 2005, an increase of $16.5 million, or 183.3%. The increase was a result of increased interest expense of $6.5 million related to VA4, $3.3 million related to VA3 and $6.7 million related to ACC2. The results for 2006 reflect a full year of expensing of interest costs related to debt on ACC2, whereas prior to October 2005 interest costs attributable to the infrastructure development of ACC2 were capitalized. With respect to VA4, interest expense incurred in 2006 represents a full year of expense, whereas the 2005 amount reflects only six months of expense, since we acquired the property in June 2005. With respect to VA3, the interest expense increase in 2006 included charges of $1.8 million related to the refinancing of debt and additional interest of approximately $1.5 million due to higher debt outstanding in 2006 versus 2005. Primarily as a result of the refinancing of the property in August 2006, which increased the indebtedness by $21.8 million and resulted in the write-off during 2006 of unamortized loan fees of $0.6 million associated with the prior loan.

Income (Loss) from Continuing Operations. Income from continuing operations for the year ended December 31, 2005 decreased by $1.6 million from income of $0.8 million to a loss of $0.8 million for the year ended December 31, 2006 as a result of the increase in interest expense and operating expenses partially offset by the increase in operating revenues.

Income from Discontinued Operations. Income from discontinued operations for the year ended December 31, 2006 was $1.6 million. This compares to $1.5 million in the prior period.

Net Income. Net income for the year ended December 31, 2006 was $0.8 million, compared to $2.3 million for the prior year primarily due to the $1.6 million decrease in income from continuing operations, which resulted from the increase in interest expense and operating expenses partially offset by the increase in operating revenues.

Year Ended December 31, 2005 compared to December 31, 2004

Operating Revenue. Operating revenue for the year ended December 31, 2005 was $25.7 million. This compares to $10.9 million for 2004, an increase of $14.8 million, or 135.8%. Of the total increase, $10.8 million was attributable to leases representing 100% of two new properties, VA4 and ACC2, commencing in September 2005 and October 2005, respectively. The remainder of the increase was attributable to an increase of $2.5 million in tenant reimbursements and $1.3 million in base rent at VA3, primarily as a result of an increase in the percentage leased rate of VA3 compared to 2004 from 50.0% to 89.3%.

Operating Expenses. Operating expenses for the year ended December 31, 2005 were $15.9 million. This compares to $7.5 million for 2004, an increase of $8.4 million, or 112.0%, primarily attributable to a $6.5 million increase in operating expenses related VA4 and ACC2. Of this increase, $2.8 million was the result of an increase in depreciation and amortization expenses related to VA4 and ACC2, which were placed in service in June 2005 and October 2005, respectively, and $3.6 million was related to increased property operating costs, substantially all of which were passed through to our tenants. Of this increase, $1.9 million was attributable to VA3 as a result of the higher percentage leased rate discussed above.

Interest Expense. Interest expense for the year ended December 31, 2005 was $9.0 million. This compares to $7.8 million for 2004, an increase of $1.2 million, or 15.4%. This increase is primarily attributable to the acquisition of VA4 in June 2005 and ACC2 being placed in service in October 2005 which increased interest expense by $3.9 million and $1.1 million, respectively. This is partially offset by a decrease in interest expense of $3.8 million at VA3 as 2004 included charges of $5.1 million related to the refinancing of debt, partially offset by $1.3 million of interest due to the higher debt outstanding in 2005 versus 2004.

Income (Loss) from Continuing Operations. Income from continuing operations for the year ended December 31, 2005 was $0.8 million. This compares to a loss of $4.4 million for the year ended December 31, 2004. The increase is primarily due to the placement of VA4 and ACC2 in service in 2005 and the increase in the percentage leased rate of VA3.

Discontinued Operations. Income from discontinued operations for the year ended December 31, 2005 was $1.5 million. This compares to a loss from discontinued operations of $2.3 million in 2004. This increase was attributable to ACC1, our discontinued property, being fully leased for the entire year ended December 31, 2005; the property was only leased for two months in 2004.

Net Income (Loss). Net income for the year ended December 31, 2005 was $2.3 million compared to a net loss of $6.7 million in the prior year. The increase primarily is due to the placement of VA4 and ACC2 in service in 2005, the increase in the percentage leased rate of VA3 in 2005 and ACC1 being fully leased for the entire year ended December 31, 2005, as compared to ACC1 being leased for two months in 2004.

Liquidity and Capital Resources

As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annualized basis. Therefore, as a general matter, it is unlikely that we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, we will need to meet these needs from cash generated from operations and external sources of capital. In addition, our liquidity may be negatively impacted by unanticipated increases in project development cost (including the cost of labor and materials and construction delays), and rising interest rates.

We believe that this offering and the formation transactions will improve our financial performance through changes in our capital structure, including a reduction in our leverage ratio. Upon completion of the formation transactions and this offering, we expect to have approximately $             of aggregate consolidated indebtedness. We expect that we will have $             of additional borrowing capacity on our $275.0 million revolving facility, and this credit facility has an accordion feature whereby it can be increased up to $475.0 million under certain circumstances. Additionally, upon completion, ACC4 will be unencumbered and available to collateralize additional long-term debt. However, the availability of funds under our revolving facility and our ability to encumber ACC4 will depend on, among other things, compliance with applicable restrictions and covenants set forth in our loan agreements and market conditions and there can be no assurance that additional credit would be available to us at acceptable terms or at all.

Short-term Liquidity

Our short-term liquidity requirements primarily consist of the costs to complete the development of ACC4 Phase II in November 2007, and Phase I of CH1 in 2008, the costs to complete the acquisition of the land in Santa Clara, California in early 2008, operating expenses and other expenditures associated with our properties, distributions, and potential acquisitions. Additional short-term liquidity needs include future distributions, interest expense, operating carrying costs of properties not fully leased, and certain non-recurring capital expenditures and expenses that, pursuant to the obligation under our tax protection agreement and terms of our leases, may not be passed through to our tenants, which expenses to date have not been material. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, the net proceeds from this offering, and to the extent necessary, by incurring additional indebtedness, including by drawing on our revolving facility, entering into development loans and/or collateralizing ACC4. Upon completion of this offering and the formation transactions, we expect that cash from operations and our available capital resources will be sufficient to meet our short-term liquidity needs for the foreseeable future.

Long-term Liquidity

Our long-term liquidity requirements primarily consist of the costs to begin development of our additional data centers scheduled for delivery in 2009, including ACC5 Phase I, SC1 Phase I and NJ1 Phase I, costs to fund the development of facilities that are not currently scheduled, and costs to fund property acquisitions, scheduled debt maturities and non-recurring capital improvements. We expect to meet our long-term liquidity requirements primarily through entering into long-term indebtedness, drawing on our revolving facility, entering into development loans and/or collateralizing assets placed in service. We also may raise capital in the future through the issuance of additional equity and debt securities, subject to prevailing market conditions, and/or through the issuance of OP units.

In view of our strategy to grow our portfolio over time, we do not, in general, expect to meet our long-term liquidity needs through sales of our properties. In the event that, notwithstanding this intent, we were in the future to consider sales of our properties from time to time, our ability to sell certain of our assets could be adversely affected by obligations under our tax protection agreements, the general illiquidity of real estate assets and certain additional factors particular to our portfolio such as the specialized nature of our target property type, and property use restrictions.

Pro Forma Indebtedness to be Outstanding After this Offering

On a pro forma basis, assuming that the KeyBank Refinancing, the offering and the formation transactions occurred on June 30, 2007, we would have $245.9 million of consolidated indebtedness, as outlined in the table below:

Pro forma debt	Interest Rate(1)	Principal Amount (in thousands)	Annual Debt Service (in thousands)(2)	Maturity Date(3)
CH1	LIBOR plus 3.5%	$24,746	$2,183	March 1, 2008
Term loan(4)	6.497%	200,000	13,000	August 7, 2011
Revolver	LIBOR plus 1.7%	21,119	1,483	August 7, 2010

Total pro forma debt		$245,865	$16,666

(1)	LIBOR is 30 day LIBOR (5.32% as of June 30, 2007); there are no market rate adjustments for debt on acquired properties; the acquired properties were subject to variable rate debt that approximated market. The interest rate on the CH1 note is subject to a floor rate of 8.5% and requires payment of an exit fee of approximately $300,000 at maturity or prepayment.
(2)	Annual debt service includes payments for interest only. The weighted average stated interest rate of our debt was 6.8% on a pro forma basis as of June 30, 2007.
(3)	Maturity date represents the date on which the principal amount is due and payable, assuming no payment has been made in advance of the maturity date.
(4)	On August 15, 2007 we entered into a $200.0 million interest rate swap with KeyBank National Association to manage the interest rate risk associated with a portion of the KeyBank debt that became effective August 17, 2007 through the maturity of this loan. This swap agreement effectively fixes the interest rate on $200.0 million of the KeyBank debt at 6.497%. We have designated this agreement as a hedge for accounting purposes.

Material Provisions of Consolidated Indebtedness to be Outstanding After this Offering

The KeyBank Term Loan and Revolving Facility. Upon the completion of this offering and the formation transactions, our OP will assume a $275.0 million revolving facility and a $200.0 million term loan, both of which are arranged by KeyBank and each of which is secured by VA3, VA4, ACC2 and ACC3. The terms of the revolving facility include an accordion feature, which would enable us to increase the amount of the revolving facility by up to $200.0 million to a total borrowing capacity of $475.0 million depending on certain factors, including the value of and debt service on the properties included in our borrowing base, the possibility that we may need to add properties to the borrowing base and the agreement of participating lenders to fund the increased amount. The revolving facility matures on August 7, 2010, but includes an option whereby we may elect, once, to extend the maturity date by 12 months. The term loan is an interest only loan with the full principal amount due on maturity at August 7, 2011, with no option to extend.

Upon completion of this offering, we expect $200.0 million to be outstanding under our term loan and $             to be outstanding under our revolving facility. Upon the completion of this offering, the interest rate on our term loan will be LIBOR plus 1.50%, which we have effectively fixed at 6.497% through the use of an interest rate swap, and the interest rate associated with the revolving facility will depend on our applicable leverage ratio, which is defined by our credit agreement as the ratio of our total consolidated indebtedness to our gross asset value, as set forth in the following schedule:

Applicable Leverage Ratio	Applicable Interest Rate
Less than 40%	LIBOR plus 1.25%
Greater than or equal to 40% but less than 50%	LIBOR plus 1.40%
Greater than or equal to 50% but less than 60%	LIBOR plus 1.60%
Greater than or equal to 60%	LIBOR plus 1.70%

Our four stabilized properties comprise our current borrowing base. In the future, we may add additional properties to our borrowing base, which would subject those properties to additional restrictions. Also, any equity interest that we may hold in any of our properties, whether or not included in our borrowing base, will provide additional collateral with respect to our term loan and revolving facility.

The credit agreement contains affirmative and negative covenants customarily found in facilities of this type, including limits on our ability to engage in merger and other similar transactions, as well as requirements that we comply with the following covenants of the OP on a consolidated basis: (i) consolidated total debt shall not exceed 65% of our asset value, (ii) debt service coverage shall not be less than 1.35 to 1.0, (iii) total leverage shall not exceed 65% of the appraised value of the properties, (iv) adjusted consolidated EBITDA to consolidated fixed charges shall not be less than 1.45 to 1.0, (v) the consolidated net worth shall not be less than 85% of tangible net worth plus the sum of (a) 75% of the net proceeds of this Offering and (b) the value of interests in the Company issued upon the contribution of assets to the Company and (vi) unhedged variable rate debt of the company shall not exceed 35% of the company’s asset value. Upon completion of this offering, we intend to assume this credit agreement and will at that time become subject to these covenants. As of the date hereof, we are in compliance with all applicable covenants.

On August 15, 2007 we entered into a $200.0 million interest rate swap with KeyBank National Association to manage the interest rate risk associated with a portion of the KeyBank debt to be effective August 17, 2007. This swap agreement effectively fixes the interest rate on $200.0 million of the KeyBank debt at 6.497%. We have designated this agreement as a hedge for accounting purposes.

CH1 Mortgage. Upon completion of this offering, we intend to assume a $30.1 million mortgage loan to which CH1 is currently subject. We expect this loan to be fully drawn upon completion of this offering. On a pro forma basis, as of June 30, 2007, amounts outstanding under this loan totaled $24.7 million. This loan bears interest at LIBOR plus 3.5% with a floor of 8.5% and currently requires interest-only payments. This loan matures on March 1, 2008, with a one-time option to extend the maturity for a period 12 months subject to customary conditions. Prepayment is permitted subject to payment of certain breakage costs incurred by the lender. At the earlier of maturity or prepayment, we must pay outstanding principal, accrued unpaid interest and an exit fee of approximately $300,000. We intend to refinance this mortgage loan upon maturity, including any exercise of our option to extend the maturity of this loan. However, we have not entered into any agreements to do so and cannot assure you that we will be able to obtain financing at acceptable rates or at all.

Commitments and Contingencies

Upon completion of the KeyBank Refinancing, this offering and the formation transactions, on a pro forma basis, assuming these transactions occurred as of June 30, 2007 we would have indebtedness totaling $245.9 million. The following table summarizes our contractual obligations as of June 30, 2007, on a pro forma basis, including the maturities and scheduled principal repayments of our term loan, revolver and CH1 mortgage (in thousands):

Obligation(1)	2007	2008	2009-2010	2011-2012	Total
Long-term Debt Obligations(2)	$8,330	$39,886	$48,291	$207,758	$304,265
Operating Leases	128	260	189	—	577

Total	$8,458	$40,146	$48,480	$207,758	$304,842

(1)	Excludes amounts payable pursuant to a construction contract for ACC4 executed on October 20, 2006 with an unrelated contractor. The balance of the contract, as adjusted for change orders, is $236.9 million. As of June 30, 2007, the amount incurred was $205.1 million.
(2)	These amounts include obligations for payment of both principal and interest. All interest on our pro forma debt is variable rate with the exception of our term loan which is fixed at 6.497% through an interest rate swap. For purposes of this table, we have used the June 30, 2007 LIBOR rate of 5.32% for the variable rate debt.

Off-Balance Sheet Arrangements

As of June 30, 2007 and December 31, 2006 and 2005, we did not have any off-balance sheet arrangements.

Discussion of Cash Flows

Our Predecessor

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Net cash used in operating activities was $0.5 million for the six months ended June 30, 2007, compared to cash provided by operations of $1.1 million for the prior period. This decrease was attributable to the fact that ACC3 was in operation during the six months ended June 30, 2007 and required working capital, primarily to reduce related party payables by $1.7 million. In contrast, for the six months ended June 30, 2006 ACC3 was in development until June 2006.

Net cash used in investing activities decreased by $49.8 million to $1.1 million for the six months ended June 30, 2007, compared to $50.9 million for the prior period. This decrease was attributable to the fact that ACC3 was in development until June 2006. For the six months ended June 30, 2007, cash used in investing activities represents amounts paid related to residual development accruals as of December 31, 2006. For the six months ended June 30, 2006, cash used in investing activities represents amounts paid related to the infrastructure development of ACC3 of $64.1 million, partially offset by a repayment received from an affiliate of $13.2 million.

Net cash provided by financing activities decreased by $42.5 million to $12.4 million for the six months ended June 30, 2007, compared to $54.9 million for the prior period. The decrease primarily resulted from the decrease in development related debt funding as ACC3 was placed into service in June 2006. During the six months ended June 30, 2007, development related increases in debt totaled $14.2 million, which were partially offset by principal repayments of $0.9 million and repayments to affiliates of $0.8 million. For the six months ended June 30, 2006, cash provided by financing activities represents proceeds from the issuance of debt of $69.9 million, partially offset by aggregate distributions to investors of $13.0 million and repayments to affiliates of $2.0 million.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net cash used in operating activities decreased by $4.1 million to $0.9 million for the year ended December 31, 2006 as compared to $5.0 million for the prior year. The decrease is primarily due to an increase in accounts payable and accrued expenses of $2.5 million and receipt of advance rents of $1.6 million in 2006.

Net cash used in investing activities increased by $41.2 million to $63.8 million for the year ended December 31, 2006 compared to $22.6 million for the prior year. This increase is a result of an increase in development costs of $67.7 million offset by the repayment of a loan from an affiliate in the amount of $13.2 million. Development costs paid were $77.1 million in 2006 and $9.4 million in 2005 as development did not commence until December 2005.

Net cash provided by financing activities increased by $42.0 million to $69.6 million for the year ended December 31, 2006 compared to $27.6 million for the prior year. The increase resulted from the increase in the incurrence of debt of $56.9 million due to increased borrowings in connection with the development of ACC3 in the year ended December 31, 2006, compared to the prior year, partially offset by an increase in distributions to owners of $13.0 million.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net cash used in operating activities increased by $4.8 million to $5.0 million for the year ended December 31, 2005 compared to $0.2 million for the prior year. The increase was primarily the result of $4.6 million paid for leasing commissions and related costs during 2005.

Net cash used in investing activities increased by $22.6 million to $22.6 million for the year ended December 31, 2005, compared to $0 for the prior year, primarily as a result of payment of infrastructure development costs of ACC3 incurred during the year ended December 31, 2005 of $9.4 million and the provision of a loan to an affiliate in the amount of $13.2 million.

Net cash provided by financing activities increased by $27.4 million to $27.6 million for the year ended December 31, 2005 compared to $0.2 million for the prior year. The increase primarily resulted from the increase in the incurrence of debt of $27.8 million due to borrowings incurred in connection with the infrastructure development of ACC3 in the year ended December 31, 2005.

Our Acquired Properties

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Net cash provided by operating activities increased by $3.0 million to $4.1 million, compared to $1.1 million for the prior period. The increase was primarily the result of leasing commissions of $6.2 million paid in 2006 partially offset by VA4 collecting $2.2 million in advance rents in 2006. Additionally, operating net income decreased in 2007 by approximately $0.8 million primarily due to additional interest paid by VA3 and VA4 and carrying costs associated with CH1.

Net cash used in investing activities increased by $143.9 million to $146.0 million for the six months ended June 30, 2007 compared to $2.1 million for the prior period. Cash used in investing activities for the six months ended June 30, 2007 consists primarily of the use of $131.0 million in the development of ACC4, $44.9 million related to the acquisition and development of CH1, $6.8 million to acquire land held for development of NJ1 and $4.2 million to acquire land held for the development of ACC7, partially offset by the proceeds from the sale of ACC1 of $43.1 million. For the six months ended June 30, 2006, cash used in investing activities primarily consisted of capital expenditures of $1.2 million at ACC2 and $1.3 million for the development of ACC4.

Net cash provided by financing activities increased by $132.9 million to $143.1 million for the six months ended June 30, 2007 compared to $10.2 million for the prior period. Cash provided by financing activities for the six months ended June 30, 2007 reflects additional debt incurred of $131.5 million for the continued development of ACC4 and $24.7 million of debt incurred for the acquisition and development of CH1, $4.7 million received in connection with a contribution from members for the acquisition of CH1, $6.8 million received in connection with a contribution from members for the acquisition of land to be held for development of NJ1 and $4.2 million received in connection with a contribution from members for the acquisition of land to be held for development of ACC7. These amounts were partially offset by distributions of $5.5 million related to the sale of ACC1, $23.5 million used to repay indebtedness on ACC1 and $2.7 million of principal repayments related to the operating properties. Cash provided by financing activities for the six months ended June 30, 2006 represents $30.3 million of loan proceeds related to ACC2 and VA4, a contribution of $8.6 million from members to fund the development of ACC4 and advances from affiliates of $1.4 million partially offset by distributions of $26.8 million to members.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net cash provided by operating activities increased by $4.8 million to $2.7 million, compared to net cash used during 2005 of $2.1 million. The increase was primarily the result of additional operating income from ACC2 and VA4 of approximately $8.5 million due to commencement of operations offset by a decrease in operating income from VA3 of $1.0 million due to additional interest expense. ACC2 paid leasing commissions of $2.7 million in 2006; ACC4 paid leasing commissions of $5.3 million in 2006 and ACC1 paid leasing commissions in 2005 of $2.8 million. Additionally, ACC2 and VA4 collected advance rents in 2006 of approximately $0.6 million and VA3’s lender reserves of approximately $0.6 million were released in 2006.

Net cash used in investing activities decreased by $74.5 million to $81.3 million for the year ended December 31, 2006, compared to $155.8 million for the prior year. Cash used in investing activities for the year ended December 31, 2006 represents $80.5 million of costs incurred in the development of ACC4, $2.2 million of capital improvement costs on the operating properties and payment of $1.4 million of accrued development costs of ACC2 that were outstanding as of December 31, 2005, partially offset by repayments received from affiliates of $3.2 million. Cash used in investing activities for the year ended December 31, 2005 consisted primarily of $62.9 million of development costs related to the build-out of ACC2 and $90.4 million related to the acquisition of VA4.

Net cash provided by financing activities decreased by $70.9 million to $88.4 million for the year ended December 31, 2006, compared to $159.3 million for the prior year. Cash provided by financing activities for 2006 reflects additional indebtedness of $52.4 million, net of loan fees; $21.5 million; $63.1 million, net of loan fees; and $11.2 million related to ACC4, VA4, VA3 and ACC2, respectively, partially offset by repayments of indebtedness of $43.1 million, $2.4 million, $2.3 million and $1.9 million from VA3, VA4, ACC2 and ACC1, respectively. Additionally there were capital contributions related to ACC4 of $38.5 million and distributions of $4.7 million, $21.3 million, $15.4 million, $5.3 million and $1.5 million from ACC4, VA3, VA4, ACC2 and ACC1, respectively. Cash provided by financing activities for 2005 reflects additional debt, net of repayments, of $66.0 million related to the build-out of ACC2 and $85.5 million of debt, net of loan fees, and $12.0 million of capital contributions, related to the acquisition of VA4.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net cash used in operating activities increased by $3.6 million to $2.1 million used in operating activities in the year ended December 31, 2005, compared to $1.5 million for the prior year. The increase resulted primarily from a $5.6 million increase in leasing commissions paid in 2005, offset by the timing of payment of operating expenditures.

Net cash used in investing activities increased by $154.1 million to $155.8 million for the year ended December 31, 2005, compared to $1.7 million for the prior year. Cash used in investing activities for 2005 represents $90.4 million and $63.0 million for the acquisition of VA4 and build-out of ACC2, respectively, as well as $2.2 million in advances to affiliates. Cash used in investing activities for 2004 represents capital improvements of $1.3 million and $0.4 million at VA3 and ACC1, respectively.

Net cash provided by financing activities increased by $155.6 million to $159.3 million for the year ended December 31, 2005, compared to $3.7 million for the prior year. Cash provided by financing activities for 2005 reflects additional debt, net of loan fees, incurred of $66.0 million related to the build-out of ACC2 and $85.5 million, net of loan fees, and $12.0 million of additional debt and capital contributions, respectively, related to the acquisition of VA4. Cash provided by financing activities for 2004 represents $45.1 million and $2.0 million of additional debt related to the refinancing of VA3 and capital improvement draws of ACC1, partially offset by repayment of indebtedness of $26.3 million and $6.5 million at VA3 and ACC1, respectively and distributions of $7.3 million at VA3.

Pro Forma Funds From Operations

Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

We use FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While funds from operations is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating funds from operations and, accordingly, funds from operations as disclosed by such other REITs may not be comparable to funds from operations published herein. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, funds from operations should be examined in conjunction with net income (loss) as presented in the consolidated financial statements included elsewhere in this prospectus. Funds from operations should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of the properties’ financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

The following table sets forth a reconciliation of our pro forma income (loss) from continuing operations for the periods presented to pro forma FFO (in thousands):

	Six months ended June 30, 2007 (unaudited)	Year ended December 31, 2006 (unaudited)
Pro forma income (loss) from continuing operations(1)	$2,093	$(477)
Adjustments:
Real estate depreciation and amortization	12,669	23,167
Minority interest in OP	1,948	(443)

Pro forma funds from operations	$16,710	$22,247

(1)	The pro forma consolidated income statements are presented through income from continuing operations. As a result, our FFO reconciliation begins with income from continuing operations.

Related Party Transactions

Leasing Arrangements

Upon completion of the offering, we intend to assume a lease with an affiliate of our sponsors to occupy approximately 6,797 square feet of office space at 1212 New York Avenue in Washington, D.C., an office building owned by entities affiliated with our sponsors. In addition, an entity affiliated with our sponsors will assign to us any ownership interest it may have in the office furniture and other personal items currently in use by us for no consideration. Under the terms of the lease, which expires on September 17, 2009, we will be required to pay to an affiliate of our sponsors $21,535 per month in rent escalated annually in addition to our pro rata share of any increase in real estate taxes over the base year. We will have four options to renew for periods of five years each. We believe that the terms of this lease are fair and reasonable and reflect the terms we could expect to obtain in an arm’s length transaction for comparable space elsewhere in Washington, D.C.

Services Performed by Affiliates of Our Sponsors

Messrs. du Pont and Fateh are co-owners of certain entities that have historically provided our Predecessor and Acquired Properties with property management, development, leasing and asset management services.

Although we are not a party to these arrangements and will not be obligated to pay these fees in the future, $14.4 million, $20.2 million, $17.6 million and $1.8 million of these fees were incurred by our Predecessor and the Acquired Properties for the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively. In connection with the formation transactions, we will acquire the various rights that will permit us to internalize these functions going forward and we will not be obligated to make such payments in the future.

Policies Applicable to All Directors and Officers

We have adopted certain written policies that are designed to eliminate or minimize certain potential conflicts of interest. We have also adopted a code of business conduct and ethics that prohibits conflicts of interest between our employees, officers and directors and our company. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts. See “Investment Policies and Policies with Respect to Certain Activities.”

Inflation

Our leases all contain annual rent increases. As a result, we believe that we are largely insulated from the effects of inflation. However, following the completion of this offering, we expect to incur significantly increased general and administrative expenses, most of which we do not expect that we will be able to pass along to our tenants. Additionally, any increases in the costs of development of our properties will generally result in a higher cost of the property, which will result in increased cash requirements to develop our properties and increased depreciation expense in future periods, and, in some circumstances, we may not be able to directly pass along the increase in these development costs to our tenants in the form of higher rents.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. On August 15, 2007 we entered into a $200.0 million interest rate swap with KeyBank National Association to manage the interest rate risk associated with a portion of the KeyBank debt to be effective August 17, 2007 through the maturity of this loan. This swap agreement effectively fixes the interest rate on $200.0 million of the KeyBank debt at 6.497%. We have designated this agreement as a hedge for accounting purposes. We do not intend to use derivatives for trading or speculative purposes and, to the extent we elect to enter into hedging arrangements under the terms of our loan agreement, we intend to enter into contracts only with major financial institutions based on their credit rating and other factors.

If interest rates were to increase by 1%, the increase in interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $0.5 million annually. If interest rates were to decrease 1%, the decrease in interest expense on the variable rate debt would be approximately $0.3 million annually. Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments.

These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Data Center History and Business Models

Data centers are used for housing a large number of computer servers and the key related infrastructure, including generators and heating, ventilation and air conditioning, or HVAC, systems, necessary to power and cool them.

Colocation. The Internet was constructed during a time when small data transfers between a fairly well-defined group of users could be accomplished through the decentralized architecture of a public network. In the mid-1990s, as use of the Internet grew among technology firms, private companies, primarily from the telecommunications industry, entered the market. These companies, known as colocation providers, typically leased a warehouse, or shell, from a landlord and then retrofitted the shell with certain infrastructure, including power, cooling and telecommunications. Colocation customers generally paid a flat rate service fee in exchange for rack space in the colocation facility. These relationships were generally covered by short-term license agreements, as opposed to long-term leases. Some colocation providers, known as managed service providers, also provided their customers with additional connectivity and managed services, such as maintaining operating systems. Managed service providers generally bundled these services with power and cooling and sold them as a single product.

Colocation facilities, primarily from the telecommunications industry, met the needs of early technology companies that drew limited amounts of power but required a significant amount of managed services. Colocation providers expanded quickly as the Internet economy grew. Then, beginning in 2000, the colocation market underwent a period of severe contraction, following the bursting of the technology bubble. Some providers entered bankruptcy, providing opportunities to developers, including our sponsors, to enter the data center market at an advantageous price point. There are still a number of colocation providers in business today, including Equinix, Savvis, AT&T, Digex (a unit of Verizon) and InterNap, providers which are sometimes referred to as retail—as opposed to wholesale—data center operators. However, we do not believe that their offerings have materially changed, and that colocation facilities, which typically provide up to 5.0 MW to 6.0 MW of critical load, are still better suited to smaller power users seeking shorter-term solutions.

Wholesale Infrastructure. As technology companies grew, they began to demand data centers capable of producing significantly more power than typical colocation facilities were designed to provide. Wholesale infrastructure providers entered the market to meet the growing demand from technology companies by offering significantly greater power through a single facility than colocation providers. Wholesale providers view data centers as a special class of real estate. Tenants generally enter into long-term leases, as opposed to short-term licenses, covering all or a significant portion of each facility, and the data centers themselves are generally larger and more powerful than a typical colocation facility. Infrastructure providers are generally responsible for developing and maintaining the core power and cooling systems necessary to run a tenant’s servers continuously. However, installing and maintaining the servers themselves, including connecting them to a telecommunications network, generally remain the tenant’s responsibility.

Wholesale infrastructure providers seek to distinguish themselves from colocation providers in terms of the amount of power they can provide through a single facility and the long-term cost savings they can offer to tenants through economies of scale (including bulk purchases of power and the use of more efficient cooling technology) and the unbundling of services larger tenants do not require. This is facilitated by the ability of larger technology companies to maintain on-site staff. Some wholesale providers also utilize triple-net leases, under which the operating costs of a property are passed through to the tenants. This enables tenants to tie costs more closely to actual usage, which we believe saves them significant amounts, especially during any ramp-up phase prior to full utilization of available power.

Rising Demand for Wholesale Infrastructure

In recent years, we believe there has been a significant increase in the demand for data centers in general, and wholesale infrastructure in particular. A number of factors have contributed to this increased demand:

Growth of the Internet. Growth in demand for data centers reflects the growth in consumer and enterprise-based Internet traffic for applications such as search, media, commerce and application processing, according to Tier1 Research, a data center industry analyst. IDC Research estimates that the U.S. web hosting market totaled $8.2 billion of revenue in 2006 and projects U.S. web hosting revenue to grow at a compounded annual growth rate of 14.7% over the next five years, reaching $16.3 billion in 2011. IDC Research cites the following factors as contributing to the strong projected growth: the evolution of hosting beyond marketing and commerce to core business processes, the continued pursuit of on-demand computing, and the growth of the home office and small and medium-sized business segments. In addition, we believe that demand is being driven by the continued growth of Internet-based business models, such as search, online auctions, social networking sites, and online music, and that new Internet-based business models—such as online video—will continue to put upward pressure on data center demand in the future. In addition, we believe the increasing penetration of broadband technologies is contributing to growth in the Internet and demand for data centers. According to the Organisation for Economic Co-operation and Development, the number of broadband subscribers per 100 inhabitants in OECD countries grew to 16.9 in 2006 from 2.9 in 2001.

Industry Growth and Consolidation. We believe that growth, consolidation and the increasing maturity of the technology industry have led to the emergence of a significant number of well-known, financially secure companies, including Internet companies, with long-term business prospects. Many of these companies are now profitable entities that are willing and able to enter into long-term leases for their data center needs—as opposed to the short-term licenses typical of traditional colocation facilities—and take advantage of the benefits such leases have to offer, including lower base rents and economies of scale.

Demand Increasing, Including Among Enterprise Tenants. According to industry analysts, demand is out-stripping supply by a ratio of 2-to-1, as both technology and non-technology businesses, and enterprise tenants, increasingly outsource their network server needs to third-party data centers. Enterprise tenants are generally Fortune 500 businesses that require significantly less critical load than large technology companies. As somewhat smaller, but still significant, users of power, we believe that these companies do not find it cost-effective to build and staff their own data centers, but instead prefer to outsource such functions in order to focus on their own core competencies.

Reduced Supply of Data Center Space; Increased Need for Power. Even as demand for data center space grows among technology and enterprise companies, many telecommunications companies have exited the data center business since 2000. As a result, the available inventory of space in traditional colocation facilities has become increasingly limited. In addition, most colocation facilities—which typically provide up to 5.0 to 6.0 megawatts of critical load—are not equipped to provide the heightened levels of power and cooling that large technology companies now demand, according to Tier1 Research. The amount of power required to operate modern servers and software applications has steadily increased, even as servers have become faster. These trends have further contributed to the demand for data centers.

Barriers to Entry to Data Center Business

Despite the increase in demand for wholesale infrastructure, there are significant barriers to entry that we believe would make it difficult for new companies to enter this specialized market.

Development Cost. We believe that the significant cost to build wholesale data center infrastructure—which varies by geographic location, but which we estimate to be approximately $1,000 per gross square foot based on our current CH1 project—presents a significant risk for a traditional real estate developer seeking to enter the data center market on a speculative basis.

Key Expertise. The key personnel necessary to develop and maintain data centers have training that is highly sought after, which, we believe, can make it difficult to assemble a team capable of pursuing a wholesale infrastructure project. Some of the skill sets required include experience in commercial real estate, data center construction and technology, Internet technology, and electrical and mechanical engineering. Because of the very specialized nature of wholesale data centers, we believe it would be difficult for a new entrant seeking to provide tenants with a wholesale offering to assemble the in-house expertise necessary to develop and operate wholesale data centers.

Land Scarcity. We believe there is a shortage of land that is optimal for the development of the most efficient data centers near key U.S. population centers, relatively inexpensive sources of power and significant fiber optic connectivity. It has taken us approximately seven years to assemble the properties that comprise our pipeline. As the amount of available land suitable for wholesale data center development continues to shrink, we expect the cost to acquire such land will continue to rise, making it more difficult for new entrants to enter this market.

Track Record. We believe that our tenants consider the servers housed in our facilities to be the “crown jewels” of their businesses. Accordingly, we believe such companies would be less likely to enter into long-term leases with data center owners with limited track records of successfully operating large-scale facilities like ours. We believe this represents a significant barrier to new entrants while enabling more established providers, like us, to lease up facilities more rapidly by leveraging long-standing tenant relationships.

Key Elements of a Wholesale Data Center

The critical elements of a wholesale data center include:

Electrical System. Data centers are designed to provide electrical capacity well in excess of what a typical office user requires. For instance, our newest data centers provide over 200 watts of electrical capacity for each square foot of tenant space, whereas a typical office building requires only approximately 5 to 10 watts per square foot. A data center electrical system is designed to provide an uninterruptible, stable source of electric power to its tenants, 24 hours a day, 365 days a year. The main source of electrical power to a data center is a direct connection to the local utility company. In the event of a utility company power outage, the electrical system is designed to contain a fully-integrated uninterruptible power system, or UPS, and diesel engine generators, which ensure an uninterrupted power supply. The generators provide the main source of back-up electrical power at the data center. The UPS consists of either a rotary flywheel assembly that stores kinetic energy, or batteries, and functions to store power, which will be routed to the tenant’s space immediately and without interruption while the generators start up. The UPS also ensures a constant electrical current by intercepting spikes in the electrical current (i.e. “cleans” the current).

HVAC System. Data centers provide heating, ventilation and air conditioning, or HVAC, engineered to maintain a temperature that is optimal for the continuous operation of the tenants’ computer servers, and to provide a comfortable working environment for its employees. Due to the significant amount of heat generated from the continuous operation of the computer equipment, these HVAC systems are much more powerful than the systems used in conventional commercial office buildings. As with the electrical system, the HVAC system is designed with a specified level of redundancy in the event of a power outage.

Humidification System: Data centers provide certain levels of humidity in the tenants’ server spaces at all times to help provide the optimal environment for servers operating at high temperatures 24 hours a day. The humidification systems generally consist of water heaters that create steam and systems to inject this steam through supply ducts into server spaces.

Security System. Due to the critical nature of data center operations to tenants’ businesses, data center security systems are designed to satisfy tenants’ heightened security requirements. The security system includes a single point of entry that is manned 24 hours a day, 365 days a year. Additionally, data centers include closed-circuit television systems that monitor the tenant space, building common areas, as well as the parking lot, loading docks and access points to the building. Data centers often contain biometric identification systems supplemented by card access systems to access the building and the tenants’ spaces within the building.

Telecommunications Infrastructure. Data centers provide conduits to accommodate telecommunications wiring within the tenants space and connectivity to one or more internet fiber networks. However, it is the tenants’ responsibility to provide for their own connections to the local telecommunications provider.

Fire Suppression System. The fire alarm and fire suppression systems in our data centers are also designed to address the critical nature of the operations performed by the servers we support. These systems generally include sophisticated early-warning smoke-detection systems. Also, the portions of the sprinkler system located within the tenants’ server space are initially charged with air, in order to keep water out of the server locations. Water is only released into the piping if the fire alarm is triggered, thus minimizing the risk of accidental water discharge into the tenants’ space.

Raised Floor Space. The tenants’ space in a data center is designed and constructed to have raised floor space, which facilitates the operation of the electrical and HVAC systems. Electrical conduits and wiring, air handling units, and telecommunications fiber are all located under the raised flooring. The ratio of raised square footage (i.e. net rentable square feet) to gross building area varies by building configuration, but is generally approximately 50%.

BUSINESS AND PROPERTIES

Overview

We are a leading owner, developer, operator and manager of wholesale data centers. Our data centers are highly specialized, secure facilities used by our tenants—primarily national and international technology companies, including Microsoft, Yahoo! and Google—to house, power and cool the computer servers that support many of their most critical business processes. We lease the raised square footage and available power of each of our facilities to our tenants under long-term triple-net leases, which contain annual rental increases. As used in this prospectus, the phrase “wholesale data center,” or “wholesale infrastructure,” refers to specialized real estate assets consisting of large-scale data center facilities provided to tenants under long-term leases.

We believe our data centers are engineered to the highest specifications commercially available and provide sufficient power to meet the needs of the world’s largest technology companies. We consider our newest data center in Northern Virginia, known as ACC4, to be our prototype for future ground-up developments due to its enhanced power capacity and flexible design, which will enable us to accommodate both smaller and larger tenants in a single facility. Upon completion, this data center will be capable of providing tenants with a total of 36.4 megawatts, or MW, of power, which we refer to in this prospectus as critical load, or IT load. Critical load is that portion of each facility’s total power capacity that is made available for the exclusive use by our tenants to operate their computer servers. Because we believe that critical load is the primary factor that tenants evaluate in choosing a data center, we establish our rents based on both the amount of raised square footage that our tenants are occupying and the amount of power that we make available to them. Accordingly, throughout this prospectus, where we discuss our operations in terms of raised square footage, which we consider to be the net rentable square footage of each of our facilities, we generally also provide a corresponding discussion of critical load, which is one of the primary metrics that we use to manage our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”

Upon completion of this offering and the formation transactions described below, we will own a 100% interest in the following properties:

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four stabilized data centers located in Northern Virginia, which we refer to as VA3, VA4, ACC2 and ACC3, having an aggregate critical load of 46.0 MW and which were, as of September 1, 2007, 100% leased;

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our prototype ground-up development in Northern Virginia, ACC4, which is expected to have an aggregate critical load of 36.4 MW and is being developed in two equal phases. The first phase has been completed and, as of September 1, 2007, was 100% leased. The second phase currently is scheduled for completion in November 2007 and, as of September 1, 2007, 43.8% of this phase was pre-leased;

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one data center under development in suburban Chicago, which we refer to as CH1, which also is expected to have an aggregate 36.4 MW of critical load and a flexible design. The CH1 development involves retrofitting an existing building, or shell, for use as a data center and is being developed in two phases, with the first phase scheduled for completion in 2008; and

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undeveloped properties in Northern Virginia and Piscataway, New Jersey. We will also have a contract to acquire land in Santa Clara, California. We believe that these properties will, in the aggregate, support the development of six new data centers with an aggregate critical load of 187.2 MW.

In addition to the properties described above, we also will acquire certain property management, development, leasing, asset management and technical services agreements and arrangements for these properties from entities affiliated with our sponsors, Lammot J. du Pont, the Executive Chairman of our board of directors, and Hossein Fateh, our President and Chief Executive Officer. By combining our properties with these core operating functions, we believe we will be well positioned as a fully-integrated wholesale data center provider, capable of developing, leasing, operating and managing our growing portfolio.

We expect to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2007. We intend to make regular quarterly distributions, beginning with a distribution for the period commencing upon the completion of this offering and ending on December 31, 2007.

History of Our Company and Management Team

Messrs. du Pont and Fateh, our sponsors, entered the real estate market in 1997 to pursue a broad array of commercial development opportunities. Following the downturn in the Internet beginning in 2000, however, they focused their efforts on data centers and began acquiring data centers that were distressed assets between 2000 and 2003. In connection with these acquisitions, they developed a new approach to owning and operating data centers compared to what had historically been viewed as a service-based market dominated by facilities that bundled telecommunications and networking services with the physical rack space in which to store a customer’s computer servers, or colocation facilities. Instead, they viewed data centers as a new class of real estate, one in which tenants, as opposed to customers, could realize significant cost-savings by signing long-term leases, as opposed to short-term license agreements, in a facility significantly larger and more energy-efficient than a typical colocation facility. As our sponsors adjusted their model to meet the needs of a changing marketplace—one that demanded increased power, maximum reliability, and cost-efficiency—Messrs. du Pont and Fateh sold off assets more suitable for colocation in favor of focusing exclusively on the market for wholesale infrastructure.

Our Competitive Strengths

We believe we distinguish ourselves from other data center providers through the following competitive strengths:

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Data centers with high power capacity and long useful lives. With an average critical load of 11.5 MW, our four stabilized data centers offer tenants almost twice the power capacity of a typical colocation facility. Our facilities provide critical load sufficient to serve the world’s largest technology companies, which require significantly more power than colocation facilities are designed to provide. Our newest data centers under development, ACC4 and CH1, are each expected to have a critical load of 36.4 MW upon completion. In addition, all of our data centers have long useful lives of approximately 30 years or more. The core power and cooling infrastructure is based on stable technology that is not tenant specific and is less likely to become obsolete. Also, because we do not own any of the servers housed in our facility, we are not subject to the risk of obsolescence associated with their computer technology.

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Strategically located data centers. Our operating and planned development properties are strategically located in four premium markets, including Northern Virginia, Piscataway, New Jersey near New York City, Elk Grove Village, Illinois in suburban Chicago and Santa Clara, California in Silicon Valley, each of which are located near sources of relatively inexpensive power, major population centers and significant fiber optic networks. Access to less expensive power yields significant cost savings for our tenants under the terms of our triple-net leases, and the proximity to large population centers enhances performance by reducing latency (the time it takes a packet of information to reach the end user). We believe that Northern Virginia, where all of our developed properties are currently located, is an ideal data center location due to its proximity to populous East Coast cities, relatively inexpensive coal and nuclear power, and abundant fiber optic network capacity. Our other locations are similarly strategic. For instance, our property in metropolitan New York addresses the heightened latency concerns of financial institutions located there.

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Strong development pipeline and track record. In addition to the 36.4 MW planned for CH1, our development pipeline includes six new data centers comprising in the aggregate 187.2 MW of critical load in Northern Virginia, Piscataway, New Jersey, and Santa Clara, California. Since 2000, our managers have developed, redeveloped or purchased 11 data centers, including ACC4. Our managers have also acquired or contracted to acquire all of our development pipeline properties.

We believe that our acquisition capability is driven by the broad network of contacts our managers have within a highly fragmented industry of sellers and brokers of properties suitable for the development of wholesale infrastructure. In addition, we believe that our in-house development expertise, including our key technical managers, as well as our extensive network of relationships with key providers who are experienced in the construction of data centers gives us a significant advantage over those of our competitors who must rely exclusively on third parties to develop and maintain their properties.

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Industry-leading tenants with strong credit. Our tenant base consists primarily of leading national and international technology companies, such as Microsoft, Yahoo!, and Google, as well as leading non-technology, or enterprise, companies, such as FactSet Research Systems, Sanofi-Aventis, and UBS. As of September 1, 2007, our two largest tenants, Microsoft and Yahoo!, accounted for 86.0% of our annualized rent. In addition, unlike other data center operators, we have direct relationships with our tenants, which enables us to increase the speed with which we can lease up new properties. Also, unlike many colocation providers that service smaller companies with shorter track records, the majority of our annualized rent is comprised of tenants with investment grade or equivalent credit.

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Long-term triple net leases with annual rent increases. We believe we distinguish ourselves from other data center owners because our tenants enter into long-term triple net leases under which our tenants generally occupy all or a significant percentage of each of our data centers and are obligated to reimburse us for property-level operating expenses. Our leases also contain annual rent increases and, with one exception, do not permit early termination. As of September 1, 2007, our weighted average remaining lease term was approximately 7.9 years. In addition, because all of our leases are triple-net, our tenants pay for only the power and cooling they use. We believe this enables our tenants to pay significantly less over time than they would in a comparable colocation setting where power costs are included in the license fee paid to the provider.

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Seasoned management team with data center and public company experience. Our senior managers, Messrs. du Pont and Fateh and our Chief Financial Officer, Steven G. Osgood, have an average of 15 years of experience in the commercial real estate industry and, in the case of Messrs. du Pont and Fateh, a significant portion of this experience is in the data center business. We believe this experience gives us an advantage in leasing and managing our properties. In addition, Mr. Osgood has substantial public company experience serving as President and Chief Financial Officer of U-Store-It Trust from the company’s initial public offering in October 2004 through April 2006 and Executive Vice President and Chief Financial Officer of Global Signal, Inc. from April 2006 until its sale to Crown Castle International Corp. in January 2007. Upon completion of this offering, our senior management team is expected to collectively own                      shares of common stock (including      shares of restricted stock),      LTIP units convertible into      OP units under specified circumstances, and, a     % equity interest in our OP convertible at our election into a     % equity interest in our company, which we believe will align management’s interests with those of our stockholders.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow per share and returns to our stockholders through the prudent management of a balanced portfolio of operating and development properties. Our business strategies to achieve these objectives are:

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Maximize cash flow from existing properties. We intend to continue to use the triple-net structure for our leases, under which our tenants are contractually obligated to reimburse us for property-level operating expenses, including power and other utilities, connectivity, real estate taxes, insurance, common area charges and other expenses, as well as certain capital expenditures. We will also continue to include annual rent increases, which are typically 3.0% to 4.0% in all of our leases, to provide for stable growth in operating cash flows from our operating properties. As of September 1, 2007, 12.0% of our total raised square footage and 8.3% of our total critical load, accounting for 3.2% of our annualized rent, is subject to leases expiring by December 31, 2009. However, it is technically difficult and expensive for a tenant to switch data centers (tenants must not only replicate their original installations prior to switching off the servers we support, but they would likely also have to develop new fiber optic network connectivity, a cost we estimate to be approximately $7.0 million per megawatt used). In light of these barriers, we expect most of our tenants will take advantage of their renewal options.

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Build out our current development pipeline. Including CH1 Phase I, we expect to add data centers with an aggregate critical load of 223.6 MW to our portfolio in the coming years, with 72.8 MW expected to be available for lease by the end of 2009. Along with ACC4, these data centers will provide sufficient power to meet the needs of the world’s largest technology companies and will incorporate a modified, more flexible design able to accommodate a wider variety of tenants with different power needs. We intend to grow our portfolio of data centers primarily through the build out of our development pipeline.

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Diversify tenant base to include additional enterprise companies. To date, our large technology tenants have absorbed most of our inventory as it has become available. However, we have identified significant potential demand from prospective enterprise tenants, such as financial services, entertainment, media and travel companies as well as local, state and federal governments and government agencies. With our new, scalable data centers we intend to continue to target prospective enterprise tenants with strong credit and to diversify our tenants base. We believe that our wholesale infrastructure model offers enterprise tenants, who generally require less than 10.0 MW of critical load, a number of important advantages compared to a typical colocation facility, including the ability to realize economies of scale (such as bulk-priced power contracts) by sharing the facility with larger users, while at the same time, enjoying controlled access to their own dedicated computer room. Our triple-net lease terms also enable enterprise tenants to control costs during any ramp-up phase (the period before they are utilizing all of the power they have contracted for).

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Expand integrated platform to other domestic and international markets. We have taken the concept of wholesale infrastructure beyond mere ownership by also acting as the developer, operator and manager of each of our data centers. We believe that this fully-integrated approach sets us apart from our competitors in the wholesale infrastructure and colocation markets and makes us more attractive to large tenants that recognize the advantage of entering into a relationship with a single company that is directly responsible for all core functions. Currently, all of our operating data centers are located in Northern Virginia. With our current redevelopment project in suburban Chicago and our other development pipeline properties in New Jersey and California, we intend to expand our platform nationally in order to accommodate the needs of our growing technology tenants and to meet the needs of new potential tenants. We are actively seeking new opportunities to expand in key domestic areas, including the southwestern U.S., and in international markets.

Financing Strategy

We intend to meet our short-term liquidity needs through net cash provided by operations, reserves established from existing cash, the net proceeds of this offering and, to the extent necessary, through entering into long-term indebtedness, drawing on our revolving facility, entering into development loans and/or collateralizing ACC4. We expect to meet our long-term liquidity needs through long-term secured borrowings and the issuance of additional securities. In determining the source of capital to meet our long-term liquidity needs, we will evaluate our level of indebtedness and leverage ratio, our cash flow expectations, the state of the capital markets, interest rates and other terms for borrowing, and the relative timing considerations and costs of borrowing or issuing additional securities. Following the completion of this offering and the formation transactions, our long-term debt will include our revolving facility, our term loan, and other secured borrowing.

Upon completion of this offering and the formation transactions, we expect that our anticipated leverage ratio will be     %. We believe that our anticipated leverage ratio at the close of this offering will give us significant flexibility to incur additional debt to fund future developments and acquisitions.

Our Portfolio Summary

Operating Properties. The following table presents an overview of our operating properties, including our four stabilized properties and ACC4, based on information as of September 1, 2007:

Property and Location	Year Built/ Renovated	Gross Building Area(1)	Raised Square Feet(2)	Critical Load(3)	% Leased(4)		Annualized Rent (in thousands)(5)	Annualized Management Fee Recoveries (in thousands)(6)
VA3 Reston, VA	2003(7)	256,000	144,901	13.0 MW	100%		$8,420	$649

VA4 Bristow, VA	2005(7)	230,000	90,000	9.6 MW	100%		$15,327	$1,080

ACC2 Ashburn, VA	2001/2005	87,000	53,397	10.4 MW	100%		$10,783	$704

ACC3 Ashburn, VA	2001/2006	147,000	79,600	13.0 MW	100%		$17,876	$1,156

ACC4 Phase I Ashburn, VA	July 2007	150,000	85,700	18.2 MW	100%		$24,289	—	(8)

ACC4 Phase II Ashburn, VA	November 2007 (estimated)	150,000	85,600	18.2 MW	43.8	%(9)	n/a	n/a

Totals		1,020,000	539,198	82.4 MW			$76,695	$3,589

(1)	The entire building area, including raised square footage (the portion of gross building area where our tenants’ computer servers are located), tenant common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our tenants.
(2)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(3)	Critical load is the power available for exclusive use by our tenants expressed in terms of MW or kW (1 MW is equal to 1,000 kW). In addition to critical load, each of our data centers is designed to provide sufficient additional power to cool our tenants’ servers, which we refer to as essential load.
(4)	Percentage leased is expressed as a percentage of raised square feet that is subject to a signed lease. With respect to any given facility, critical load is distributed approximately evenly to each raised square foot. Accordingly, percentage leased rates are not materially different when expressed as a percentage of a facility’s critical load.
(5)	Annualized rent for all leases commenced as of September 1, 2007 as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, includes base rent and all historical and future contractual increases, including any increases that are scheduled to occur subsequent to September 1, 2007. There is no annualized rent associated with ACC4 Phase II because these leases are not scheduled to commence until November 2007 and January 2008.
(6)	Annualized management fee recoveries for all leases commenced as of September 1, 2007, as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, consists of our property management fee, which is a variable fee that our tenants pay in exchange for receiving property management services from us, including general maintenance, operations and administration of each facility. This fee is equal to approximately 5.0% of the sum of (i) base rent, (ii) other rents (including, as applicable, office, storage, parking and cage space) and (iii) estimated recoverable operating expenses allocable to each tenant over the term of the lease other than direct electric, which we define as the cost of the critical and essential load used by a tenant to power and cool its servers. For purposes of calculating annualized management fee recoveries with respect to each property, we have annualized the most recently reported half year of property operating expenses.
(7)	Acquired as a fully-developed property.
(8)	Annualized management fee recoveries are not calculated because ACC4 Phase I was not in service for the most recently reported half year.
(9)	As of September 1, 2007, ACC4 Phase II was 43.8% pre-leased. Completion of this facility is expected in November 2007.

Development Properties. The following table presents an overview of our development properties, based on information as of September 1, 2007. Other than ACC7, we intend to develop each of these facilities in two phases in terms of the critical load to be made available in each phase. Due to its smaller size, we plan to develop ACC7 in a single phase. One of the advantages of developing a larger facility in multiple phases is the phases can be developed independently, with the timing of the second phase to be determined in light of market conditions. We cannot guarantee that we will be able to develop these properties in accordance with the schedules, cost estimates and specifications set forth below, or at all:

Property and Location	Expected Completion Date	Estimated Total Cost (in thousands)(1)	Gross Building Area(2)	Raised Square Feet(3)	Critical Load(4)
CH1 Phase I Elk Grove Village, IL	2008	$240,000 - $300,000	285,000	121,223	18.2 MW

ACC5 Phase I Ashburn, VA	2009	$180,000 - $230,000	150,000	85,600	18.2 MW

SC1 Phase I Santa Clara, CA(5)	2009	$240,000 - $300,000	150,000	85,600	18.2 MW

NJ1 Phase I Piscataway, NJ	2009	$220,000 - $280,000	150,000	85,600	18.2 MW

CH1 Phase II Elk Grove Village, IL	not scheduled	*	200,000	89,917	18.2 MW

ACC5 Phase II Ashburn, VA	not scheduled	*	150,000	85,600	18.2 MW

SC1 Phase II Santa Clara, CA(5)	not scheduled	*	150,000	85,600	18.2 MW

NJ1 Phase II Piscataway, NJ	not scheduled	*	150,000	85,600	18.2 MW

SC2 Phase I Santa Clara, CA(5)	not scheduled	*	150,000	85,600	18.2 MW

SC2 Phase II Santa Clara, CA(5)	not scheduled	*	150,000	85,600	18.2 MW

ACC6 Phase I Ashburn, VA	not scheduled	*	120,000	77,500	15.6 MW

ACC6 Phase II Ashburn, VA	not scheduled	*	120,000	77,500	15.6 MW

ACC7 Ashburn, VA	not scheduled	*	100,000	50,000	10.4 MW

*	Development costs for these projects have not yet been estimated.

(1)	Includes estimated capitalization for construction and development, including closing costs, capitalized interest, leasing commissions and capitalized operating carrying costs, as applicable. As of June 30, 2007, we had incurred development costs of $59.3 million, $6.8 million and $4.2 million in connection with CH1, NJ1 and ACC7, respectively.
(2)	Gross building area is the entire building area, including raised square footage (the portion of gross building area where our tenants’ computer servers are located), tenant common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our tenants.

(3)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(4)	Critical load is the power available for exclusive use by our tenants expressed in terms of MW or kW (1 MW is equal to 1,000 kW). In addition to critical load, each of our data centers is designed to provide sufficient additional power to cool our tenants’ servers, which we refer to as essential load. Estimated critical loads for ACC5, SC1, NJ1 and SC2 are based generally on our present intention to employ designs for these facilities similar to our ACC4 prototype. The estimated critical loads for ACC6 and ACC7 are expected to be lower due to constraints imposed on us by the size of the properties.
(5)	Upon completion of this offering, we will have contractual rights to acquire the land for these data centers, which we expect to acquire in the fourth quarter of 2007.

Description of Properties

VA3, Reston, Virginia. Acquired in 2003 as a fully developed data center, VA3 is situated on approximately 10 acres of land in the Lake Fairfax Business Center in Reston, Virginia, one of metropolitan Washington, D.C.’s largest suburban markets. The facility comprises approximately 256,000 gross square feet and 144,901 raised square feet divided into 10 computer rooms, with an aggregate critical load of 13.0 MW, or 1.3 MW per computer room. As of September 1, 2007, VA3 was 100% leased to four tenants. The 2007 tax rate for this property is $1.11 per $100 of assessed value, or $647,261 in property taxes annually.

VA4, Bristow, Virginia. Acquired in 2005 as a fully developed data center, VA4 is situated on 32 acres of land in Prince William County, Virginia. The facility comprises approximately 230,000 gross square feet and 90,000 raised square feet divided into six computer rooms with an aggregate critical load of 9.6 MW, with 3.0 MW available to each of two pairs of computer rooms and 3.6 MW available to a third pair of computer rooms. As of September 1, 2007, VA4 was 100% leased to one tenant. The 2007 tax rate for this property is $0.8379 per $100 of assessed value, or $497,976 in property taxes annually. Under the terms of the lease at VA4, the tenant has a right of first refusal to purchase the property if we propose to sell the property to a third party. In addition, under the terms of the lease, we are prohibited from selling the property to a third party that is a competitor of the tenant.

ACC2, Ashburn, Virginia. Completed in 2005, ACC2 is situated on 22 acres of land at the Ashburn Corporate Center Phase I Condominium in Loudoun County, Virginia. The facility is located within a half mile of the corporate offices of Verizon (formerly MCI’s world headquarters) and America Online’s corporate headquarters. Loudoun County is the fastest growing county in the region and the eighth fastest growing county in the U.S. ACC2 comprises approximately 87,000 gross square feet and 53,397 raised square feet, with an aggregate critical load of 10.4 MW evenly divided between two computer rooms. In 2000, we acquired the undeveloped land related to ACC2 and developed ACC2 as an empty shell. The shell was leased from mid-2001 through late 2003 to a provider of colocation services. Thereafter, ACC2 was vacant. In the first quarter of 2005, we began developing the infrastructure of ACC2, and in October 2005 we completed development and brought the property into service as a wholesale data center. As of September 1, 2007, ACC2 was 100% leased to one tenant. The 2007 tax rate for this property is $1.16 per $100 of assessed value, or $145,651 in property taxes annually. Under the terms of the lease, during the lease term, we are prohibited from selling the property to a third party that is a competitor of the tenant.

ACC3, Ashburn, Virginia. Completed in 2006, ACC3 is situated on 22 acres of land at the Ashburn Corporate Center Phase I Condominium in Loudoun County, Virginia. The facility comprises approximately 147,000 gross square feet and 79,600 raised square feet, with an aggregate critical load of 13.0 MW divided among four computer rooms, with 3.9 MW available to each of two computer rooms and 2.6 MW available to each of the remaining two computer rooms. In 2000, we acquired the undeveloped land related to ACC3 and developed ACC3 as an empty shell. The building was briefly leased to a provider of colocation services. This lease was terminated in early 2002 and ACC3 remained vacant. We began to develop the wholesale infrastructure of this facility in December 2005 and brought it into service in as a wholesale data center in June 2006. As of September 1, 2007, ACC3 was 100% leased to one tenant. The 2007 tax rate for this property is $1.16 per $100 of assessed value, or $241,314 in property taxes annually. Under the terms of the lease at ACC3, the tenant has a right of first refusal to purchase the property if we propose to sell the property to a third party. In addition, under the terms of the lease, we are prohibited from selling the property to a third party that is a competitor of the tenant.

ACC4, Ashburn, Virginia. ACC4 is situated on 17 acres of land at the Ashburn Corporate Center in Loudoun County, Virginia. Ground-up development began in 2006. We consider ACC4 to be our prototype for future ground-up development projects. We believe that its flexible design and enhanced power and cooling capacity make it one of the leading data center facilities in the world. The raised square footage is divided into 20 separate computer rooms, each of which is served by an independent and dedicated critical electrical backup system. This design enables each computer room to function independently and provides us with greater pricing power and the ability to structure flexible leases to meet the demands of our tenants.

In the aggregate, ACC4 will consist of approximately 300,000 gross square feet (not including 40,000 square feet dedicated to housing generators) and 171,300 raised square feet, with a critical load of 36.4 MW. The first phase of this facility, or ACC4 Phase I, was completed on July 1, 2007. ACC4 Phase I comprises approximately 150,000 gross square feet and 85,700 raised square feet with an aggregate critical load of 18.2 MW divided among 10 computer rooms as follows: 2.275 MW going to each of six computer rooms and 1.1375 MW to each of the remaining computer rooms. As of September 1, 2007, ACC4 Phase I was 100% leased to four tenants. The second phase of this facility, or ACC4 Phase II, is currently under development and is scheduled for completion in November 2007. ACC4 Phase II will be identical to Phase I and as of September 1, 2007, we had pre-leased 43.8% of this phase.

CH1, Elk Grove Village, Illinois. CH1 is being developed in two phases on 22.8 acres situated in Elk Grove Village, a suburb of Chicago, Illinois, in Cook County. Cook County is one of the most populous counties in the nation. Retrofit development began in 2006. In the aggregate, CH1 will consist of approximately 485,000 gross square feet and 211,140 raised square feet, with a critical load of 36.4 MW. The first phase of this facility, or CH1 Phase I, is currently under development and is scheduled for completion in 2008. This phase will comprise approximately 121,223 raised square feet with a critical load of 18.2 MW divided among 16 computer rooms. We have not yet finalized the development schedule for the second phase of this facility, or CH1 Phase II, which will consist of approximately 89,917 raised square feet, with a critical load of 18.2 MW.

ACC 5 and ACC6, Ashburn, Virginia. We expect to develop ACC5 and ACC6 each in two phases on approximately 30.4 acres of land at the Ashburn Corporate Center in Loudoun County, Virginia. We anticipate that ground up development of ACC5 will commence in 2008, with phase one of this development expected to be completed in 2009. We anticipate that ACC5 will comprise approximately 300,000 gross square feet and 171,200 raised square feet, with an aggregate critical load of 36.4 MW. The ACC6 floor plan has not yet been determined, but we plan for the facility to be built in two phases and have an aggregate critical load of 31.2 MW.

ACC7, Ashburn, Virginia. ACC7 will be developed on approximately 10.4 acres of land at the Ashburn Corporate Center in Loudoun County, Virginia. Ground-up development of ACC7, which will be constructed in one phase, has not yet been scheduled. We anticipate that ACC7 will comprise 100,000 gross square feet and 50,000 raised square feet, with a critical load of 10.4 MW.

NJ1, Piscataway, New Jersey. NJ1 will be developed in two phases on approximately 38.1 acres of land in Piscataway, New Jersey, which is located less than 30 miles from New York City. It is presently anticipated that ground-up development of phase one of this development will be completed in 2009. We anticipate that NJ1 will comprise approximately 300,000 gross square feet and 171,200 raised square feet, and will have an aggregate critical load of 36.4 MW.

SC1 and SC2, Santa Clara, California. Upon completion of this offering and the formation transactions, we will have a contract to acquire 17.2 acres of land in Santa Clara, California that, we believe, will support the development of two new data centers, which we refer to as SC1 and SC2 in this prospectus. We expect to complete our purchase of the Santa Clara land in the fourth quarter of 2007. We anticipate that SC1 and SC2 will each be developed in two phases. It is presently anticipated that ground up development of SC1 Phase I will be completed in 2009. Development of SC1 Phase II and all of SC2 has not yet been scheduled. We anticipate that, upon completion, SC1 and SC2 will each comprise 300,000 gross square feet and 171,200 raised square feet, with an aggregate critical load of 36.4 MW.

As of September 1, 2007, the Santa Clara property was occupied by one retail tenant. This tenant’s lease does not expire until December 31, 2014, with two five-year renewal options, and this tenant is not currently in default. Accordingly, the seller has no contractual ability to terminate the lease as of the date hereof. Our sponsors are currently negotiating to relocate this tenant to a new site. If our sponsors or we are unable to effect the relocation of this tenant, we may be able to build only one of the planned data centers for this property, and there can be no assurance that we would be able to acquire a replacement property to accommodate development of the second data center. Any delay in, or inability to effect, the development of SC2 could have a material negative impact on our development pipeline. See “Risk Factors—Risks Related to Our Business and Operations—A portion of our land under contract in Santa Clara, California is currently occupied by a tenant in an unrelated business and if we are unsuccessful in relocating this tenant, we may be unable to develop the second of our planned data centers, SC2, in this location.”

Form of Ownership of Our Properties. Following the completion of the offering, we will hold a 100% fee simple interest in the following operating and development properties: VA3, VA4, ACC2, ACC3, ACC4, and CH1. We will also hold a 100% fee simple interest in certain parcels of land being held for development in Northern Virginia and Piscataway, New Jersey. We will also hold a contract to purchase land in Santa Clara and, upon consummation of such sale, we expect to hold this land in fee simple, as well.

Property Indebtedness. Following the completion of this offering, our properties will have certain indebtedness, as described more fully in “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Material Provisions of Consolidated Indebtedness to be Outstanding After this Offering” and Note (4), “Notes to Financial Statements of Quill Ventures LLC” and Note (4), “Notes to Combined Financial Statements of DuPont Fabros Acquired Properties”.

Tenant Diversification

As of September 1, 2007, our portfolio was leased to eight data center tenants, many of which are nationally recognized firms in the technology industry, and one non-data center tenant. As of September 1, 2007, our two largest tenants, Microsoft and Yahoo!, accounted for 86.0% of our annualized rent. The following table sets forth our tenants by the percentage of our annualized rent attributable to each, as of September 1, 2007:

Tenant Name	% Annualized Rent
Microsoft	43.3%
Yahoo!	42.7%
UBS	3.8%
Google	2.8%
Fox Interactive Media	2.3%
IAC/InterActiveCorp	2.1%
Sanofi-Aventis	1.8%
FactSet Research Systems	1.0%
Other(1)	0.2%

Total	100%

(1)	The federal government leases parking spaces at one of our facilities.

Lease Distribution

The following tables set forth information relating to the distribution of leases for VA3, VA4, ACC2, ACC3 and ACC4 Phase I (excluding ACC4 Phase II, which is scheduled for completion in November 2007), based on both raised square feet, which we consider to be the net rentable square feet in each of our facilities, and critical load, in terms of kilowatts or kW, under lease as of September 1, 2007.

Raised Square Feet Under Lease

Raised Square Feet Under Lease(1)	No. of Leases	% of All Leases	Total Leased Raised Square Feet	% of Portfolio Leased Raised Square Feet	Annualized Rent (in thousands)(2)	% of Portfolio Annualized Rent
Available
2,500 or less	—	0.0%	—	0.0%	$—	0.0%
2,501-10,000	3	27.3%	20,409	4.5%	4,208	5.5%
10,001-20,000	2	18.2%	25,120	5.5%	4,330	5.6%
20,001-50,000	—	0.0%	—	0.0%	—	0.0%
50,001-75,000	4	36.4%	238,469	52.6%	34,954	45.6%
Greater than 75,000	2	18.1%	169,600	37.4%	33,203	43.3%

Portfolio Total	11	100%	453,598	100%	$76,695	100%

(1)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(2)	Annualized rent for all leases commenced as of September 1, 2007, as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, includes base rent and all contractual increases.

Critical Load Under Lease

kW of Critical Load Under Lease(1)	No. of Leases	% of All Leases	Total kW Under Lease	% of Portfolio Leased kW	Annualized Rent (in thousands)(2)	% of Portfolio Annualized Rent
Available
1,300 or less	4	36.3%	4,225	6.6%	$5,622	7.3%
1,301-2,600	1	9.1%	2,275	3.5%	2,916	3.8%
2,601-5,200	1	9.1%	5,200	8.1%	2,180	2.9%
5,201-10,400	3	27.3%	25,850	40.3%	30,097	39.2%
Greater than 10,400	2	18.2%	26,650	41.5%	35,880	46.8%

Portfolio Total	11	100%	64,200	100%	$76,695	100%

(1)	Critical load is that portion of each facility’s total load that is made available for the exclusive use by our tenants to operate their computer servers. In addition to critical load, each of our data centers is designed to provide sufficient additional power to cool our tenant’s servers, which we refer to as essential load.
(2)	Annualized rent for all leases commenced as of September 1, 2007, as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, includes base rent and all contractual increases.

Lease Expirations

The following table sets forth a summary schedule of lease expirations—and the corresponding effects in terms of both raised square feet and critical load—for VA3, VA4, ACC2, ACC3 and ACC4 Phase I (excluding ACC4 Phase II, which is scheduled for completion in November 2007) for each of the ten full calendar years and the partial year beginning September 1, 2007. The information set forth in the table assumes that tenants exercise no renewal options.

Year of Lease Expiration	Property	Number of Leases Expiring(1)	Total Raised Square Footage of Expiring Leases(2)	% of Portfolio Leased Raised Square Feet	Total kW of Expiring Leases(3)	% of Portfolio Leased kW	Annualized Rent (in thousands)(4)	Annualized Rent Per Raised Square Foot		% of Portfolio Annualized Rent
2007		—	—	—	—	—	$—	$—		—
2008	VA3	1	26,943	6.0%	2,764	4.3%	1,409	52.29	(5)	1.8%
2009	VA3	1	27,268	6.0%	2,600	4.0%	1,107	40.60		1.4%
2010	VA3	1	66,661	14.7%	5,688	8.9%	3,751	56.27		4.9%
2011	VA3	1	14,320	3.1%	1,300	2.0%	1,414	98.73		1.8%
2012(6)	VA4	1	15,000	3.3%	1,600	2.5%	2,509	167.26		3.3%
2013	VA4	1	15,000	3.3%	1,600	2.5%	2,542	169.46		3.3%
2014	VA3	1	9,709	2.1%	650	1.0%	739	76.13		1.0%
	VA4	1	15,000	3.3%	1,600	2.5%	2,557	170.44		3.3%
2015	ACC2	1	53,397	11.8%	10,400	16.2%	10,783	201.94		14.1%
	VA4	1	15,000	3.3%	1,600	2.5%	2,534	168.95		3.3%
2016	ACC3	1	39,800	8.8%	6,500	10.1%	9,199	231.12		12.0%
	VA4	1	15,000	3.3%	1,600	2.5%	2,599	173.28		3.4%
2017	ACC3	1	23,600	5.2%	3,900	6.1%	5,244	222.21		6.8%
	VA4	1	15,000	3.3%	1,600	2.5%	2,586	172.42		3.4%
	ACC4	4	37,500	8.3%	7,961	12.4%	11,108	297.01		14.5%
After 2017	All	3	64,400	14.2%	12,837	20.0%	16,614	257.98		21.7%

Portfolio Total		21	453,598	100%	64,200	100%	$76,695			100%

(1)	Based on 11 separate leases. Five of these leases include staggered expiration dates. For purposes of the above chart, we have treated each staggered expiration as a separate lease.
(2)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(3)	One megawatt is equal to 1,000 kW.
(4)	Annualized rent for all leases commenced as of September 1, 2007, as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, includes base rent and all contractual increases.
(5)	We estimate that market rent for this property is approximately $97.38 per raised square foot annually.
(6)	One lease at ACC4 accounting for 10,800 raised square feet includes a provision allowing tenant to terminate after five years, on June 30, 2012, subject to payment of a significant penalty.

Historical Percentage Leased and Annualized Rental Rates

The following table sets forth the percentage leased and annualized rental rates per leased raised square foot, or RSF for each of VA3, VA4, ACC2, ACC3 and ACC4 (excluding ACC4 Phase II, which is scheduled for completion in November 2007) since their dates of acquisition:

Property/ Date Acquired	Year	% Leased(1)		Annualized Rent/Leased RSF
VA3/2003	2003	50.3	%(2)	$40.03
	2004	89.4	%(2)	$45.88
	2005	100	%(2)	$48.40
	2006	100	%(2)	$50.65
	2007	100	%(3)	$51.42

VA4/2005	2005	100	%(2)	$170.30
	2006	100	%(2)	$170.30
	2007	100	%(3)	$170.30

ACC2/2001/2005(4)	2005	100	%(2)	$197.47
	2006	100	%(2)	$201.94
	2007	100	%(3)	$201.94

ACC3/2001/2006(5)	2006	100	%(2)	$221.82
	2007	100	%(3)	$221.82

ACC4 Phase I(6)	2007	100	%(3)	$283.75

(1)	Percentage leased is expressed as a percentage of raised square feet that is subject to a signed lease. With respect to any given facility, critical load is distributed approximately evenly to each raised square foot. Accordingly, percentage leased rates are not materially different when expressed as a percentage of a facility’s critical load.
(2)	As of December 31.
(3)	As of September 1, 2007.
(4)	We have not calculated percent leased rates based on leases in place prior to placing infrastructure in service in October 2005.
(5)	We have not calculated percent leased rates based on leases in place prior to placing infrastructure in service in June 2006.
(6)	Development of ACC4 Phase I was completed in July 2007.

Primary Tenants

The following table summarizes information regarding primary tenants, which are those tenants occupying 10.0% or more of the raised square feet of any one of VA3, VA4, ACC2, ACC3 and ACC4 (excluding ACC4 Phase II, which is scheduled for completion in November 2007) as of September 1, 2007:

Property	Nature of Tenant Business		Lease Expiration	Renewal Options	Leased Raised Square Feet(1)	% of Property Raised Square Feet	% of Portfolio Leased Raised Square Feet	Leased kW(2)	% of Property Leased kW	% of Portfolio Leased kW	Annualized Rent (in thou- sands)(3)		% of Portfolio Annualized Rent(4)
VA3(5)	Technology(6)		2008	1 x 5 yrs(8)	26,943	18.6%	5.9%	2,600	20.0%	4.0%	$1,262		1.6%
			2009	1 x 5 yrs(8)	27,268	18.8%	6.0%	2,600	20.0%	4.0%	1,154		1.5%
	Technology		2010	1 x 5 yrs(9)	66,661	46.0%	14.7%	5,688	43.8%	8.9%	3,751	(7)	4.9%
VA4	Technology(6)		2012	1 x 8 yrs(9)	15,000	16.7%	3.3%	1,600	16.7%	2.5%	2,509		3.3%
			2013	1 x 8 yrs(9)	15,000	16.7%	3.3%	1,600	16.7%	2.5%	2,542		3.3%
			2014	1 x 8 yrs(9)	15,000	16.7%	3.3%	1,600	16.7%	2.5%	2,557		3.3%
			2015	1 x 8 yrs(9)	15,000	16.7%	3.3%	1,600	16.7%	2.5%	2,534		3.3%
			2016	1 x 8 yrs(9)	15,000	16.7%	3.3%	1,600	16.7%	2.5%	2,599		3.4%
			2017	1 x 8 yrs(9)	15,000	16.7%	3.3%	1,600	16.7%	2.5%	2,586		3.4%
ACC2	Technology		2015	1 x 5 yrs(9)	53,397	100%	11.8%	10,400	100%	16.2%	10,783		14.1%
ACC3	Technology(6)		2016	2 x 8 yrs(9)	39,800	50.0%	8.8%	6,500	50.0%	10.1%	9,199		12.0%
			2017	2 x 8 yrs(9)	23,600	29.6%	5.2%	3,900	30.0%	6.1%	5,244		6.8%
			2018	2 x 8 yrs(9)	16,200	20.4%	3.6%	2,600	20.0%	4.0%	3,433		4.5%
ACC4 Phase I	Technology	(6)	2017	1 x 5 yrs(9)	21,400	25.0%	4.7%	4,550	25.0%	7.1%	6,176		8.0%
			2018	1 x 5 yrs(9)	21,400	25.0%	4.7%	4,550	25.0%	7.1%	6,091		7.9%
			2019	1 x 5 yrs(9)	21,400	25.0%	4.7%	4,550	25.0%	7.1%	5,736		7.5%
	Finance(6)		2017	1 x 5 yrs(9)	5,400	6.3%	1.2%	1,138	6.3%	1.8%	1,514		2.0%
			2019	1 x 5 yrs(9)	5,400	6.3%	1.2%	1,138	6.3%	1.8%	1,353		1.8%

Totals					418,869		92.3%	59,814		93.2%	$71,023		92.6%

(1)	Raised square footage is that portion of gross building area where our tenants locate their computer servers. We consider raised square footage to be the net rentable square footage in each of our facilities. Office and storage space is de minimis.
(2)	Critical load is that portion of each facility’s total load that is made available for the exclusive use by our tenants to operate their computer servers. In addition to critical load, each of our data centers is designed to provide sufficient additional power to cool our tenant’s servers, which we refer to as essential load.
(3)	Annualized rent for all leases commenced as of September 1, 2007, as determined from the date of the most recent amendment to a lease agreement, or from the original date of an agreement if not amended, includes base rent and all contractual increases.
(4)	Based on an aggregate portfolio annualized rent of $76.7 million as of September 1, 2007.
(5)	There are two primary tenants occupying this property.
(6)	Lease includes staggered expiration dates. For purposes of the above chart, we have treated each staggered expiration as a separate lease.
(7)	Includes $236,199 of annualized rent scheduled to expire in 2008.
(8)	Renewal rate is variable, rising by 4.0% with respect to approximately 25.0% of the tenant’s raised square footage, and by between 12.0% and 13.0% with respect to the remaining raised square footage. Renewal notices with respect to these leases must be received by us no later than nine months prior to the applicable expiration date.
(9)	Renewal rate is either a function of fair market value or no less than the current rate plus between 3.0% and 4.0%. Renewal notices with respect to these leases must be received by us no later than 12 months prior to the applicable expiration date.

Depreciation

The following table sets forth for each property in our initial portfolio and component thereof upon which depreciation is taken, the (i) federal tax basis upon completion of this offering and the formation transactions, (ii) rate, (iii) method, and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

Property	Federal Tax Basis(1)		Method	Rate	Life Claimed
	(unaudited)
ACC3	$74,112,780		S/L	M/M	MACRS 39
VA3	15,490,697		S/L	M/M	MACRS 39
VA4	41,003,431		S/L	M/M	MACRS 39
ACC2	31,897,781		S/L	M/M	MACRS 39
ACC4	261,477,480		S/L	M/M	MACRS 39
CH1	0	(1)
ACC7	0	(1)
NJ1	0	(1)

	$423,982,169

(1)	Property has not been placed in service.

In addition, we have an aggregate of approximately $368,000 in additional tax basis of depreciable furniture, fixtures and equipment associated with the properties in our portfolio as of September 1, 2007. Depreciation on this furniture, fixtures and equipment is computed on the straight line and double declining balance methods over the claimed life of such property, which is either five or seven years.

DF Technical Services LLC

Our OP owns 100% of a limited liability company, DF Technical Services LLC. DF Technical Services will perform the contract-based technical services, which we refer to as “a la carte” services, currently performed by an affiliate of our sponsor, which arrangements will be contributed to us as part of the formation transactions. These services are offered to our tenants on a contract basis, generally via purchase order, and include ongoing power management services, telecommunication network cabling, computer rack installation and fiber optic cable tray installation, among other things, performed by approved third-party vendors on a cost-plus basis. DF Technical Services will make an election to be treated as a TRS. It is expected that our TRS will earn income and engage in activities that might jeopardize our status as a REIT. A TRS is taxed as a corporation and its income is therefore subject to federal, state and local corporate level tax.

DF Property Management LLC

Our property management agreements will be held by DF Property Management LLC, a wholly-owned subsidiary of our OP. DF Property Management will be a disregarded entity for federal income tax purposes. Income from DF Property Management is considered to be income earned directly by us for purposes of the REIT qualification requirements. See “Federal Income Tax Considerations—Taxation of DuPont Fabros Technology—Effects of Subsidiary Entities.”

Regulation

General

Data centers in our submarkets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of our initial properties has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our initial properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws, regulations and ordinances relating to the protection of the environment, a current or former owner, operator or tenant of real property may be liable for the cost to remove or remediate contamination resulting from the presence or discharge of hazardous or toxic substances, wastes or petroleum products on, under, from or in such property. These costs could be substantial and liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. Previous owners used some of our properties for industrial and retail purposes (CH1, NJ1, SC1 and ACC7), so those properties may contain some level of environmental contamination. In addition, many of our properties presently contain large fuel storage tanks for emergency power, which is critical to our operations. If any of our tanks has a release of fuel to the environment, we would likely have to pay to clean up the contamination. The presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability or materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral.

Some of our properties may contain asbestos-containing building materials. Environmental laws require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, these laws may also allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

Environmental laws and regulations regarding the handling of regulated substances and wastes apply to our properties, in particular regulations regarding the storage of petroleum for emergency/auxiliary power. The properties in our portfolio are also subject to various federal, state and local health and safety requirements, such as state and local fire requirements. If we or our tenants fail to comply with these various requirements, we might incur governmental fines or private damage awards. Moreover, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially adversely impact our financial condition, results of operations, cash flow, cash available for distribution to you, the per share trading price of our common stock and our ability to satisfy our debt service obligations. Environmental noncompliance liability could also affect a tenant’s ability to make rental payments to us. We require our tenants to comply with these environmental and health and safety laws and regulations and to indemnify us for any related liabilities.

In March 2007, we were cited by the Virginia Department of Environmental Quality (“VDEQ”) compliance office about our emissions from the ACC2 diesel generators exceeding short-term emission limits. We commenced a study to develop a remediation plan and currently estimate future capital expenditures at ACC2 of approximately $650,000 to reduce that facility’s emissions to be in conformance with state limits. In September 2007, VDEQ issued a proposed consent order imposing a fine in the amount of $169,372. We are in the process of seeking to have this fine reduced, although we may not be able to do so. The proposed order also requires the ACC2 facility to follow a corrective action plan to bring it into compliance with applicable air regulations. The expected cost to implement the proposed corrective action plan matches our estimated capital expenditures for compliance. We intend to enter this consent order, or a similar consent order, with VDEQ in the near future. If we were not to comply with the order, we could be subject to further fines.

Although our properties have been subjected to Phase I environmental site assessments, they are limited in scope, and may not identify all potential environmental liabilities or risks associated with our properties. Unless required by applicable laws or regulations, we may not further investigate, remedy or ameliorate the liabilities disclosed in the Phase I assessments.

Our property in Piscataway, New Jersey, is subject to New Jersey’s Industrial Site Recovery Act, or ISRA. Under ISRA, the state’s Department of Environmental Protection, or NJDEP, can require a landowner to undertake efforts to remediate pollution caused by its activities on the site. In our case, the prior owner of our New Jersey site, GlaxoSmithKline, ceased operation at the site in 2004 and has undertaken remediation efforts in accordance with ISRA, including removal of certain structures on the site and remediation of soil and groundwater. We were not involved in the activities that led to the pollution of this site and the seller remains liable for the clean up costs. In addition to its responsibilities under ISRA, the seller is obligated under the surviving provisions of our purchase contract to diligently proceed with ISRA compliance, to take all reasonable action to complete the work set forth in the NJDEP-approved remedial actions work plan, and to obtain no further action letters with regard to soils and groundwater. The seller has applied to self-insure its obligations to NJDEP, and the seller’s certified application sets forth a company net worth of approximately $67 billion. The seller has indemnified us with regard to any fines, charges or liability in connection with ISRA and compliance therewith. Moreover, we are named as an additional insured on a number of the seller’s environmental, worker’s compensation, and professional liability insurance policies, and we carry insurance regarding some of the risks associated with the known contamination as well. Nonetheless, as the current landowner, under ISRA, we may be held liable for all or a portion of the cost to clean up the site to the extent that GlaxoSmithKline is unable or is otherwise not required to pay for the cleanup. The seller is legally obligated to continue to operate the existing groundwater remediation system for 8 to 13 more years in accordance with the Remedial Action Work Plan approved by NJDEP in accordance with ISRA. If the seller were to cease its monitoring activities, we could be required to continue them under applicable law. However, we do not anticipate that such costs would be material and we would seek to recover them from the seller. The existence of this system has the potential to interfere with the future development of the property. However, the NJDEP has already approved the abandonment of monitoring wells presently located within the proposed footprint of the facility, so we do not expect the groundwater remediation system to have a material impact on the development of the site as presently planned, although it could make it more difficult to sell the property in the future. As a result of the contamination, there are or will be restrictions on certain uses of the property, such as for residential use. However, our proposed use is not subject to such restrictions and, furthermore, has been confirmed as a permitted use under applicable zoning regulations and ordinances by the relevant zoning authority, so we do not expect such restrictions to have a material impact on us. We are also aware that we may incur additional construction costs associated with the removal and disposal of contaminated soils, and that we may be required to install a vapor intrusion barrier or system in any building constructed on the site for indoor air quality purposes. We do not anticipate these costs will be material. However, if we were to be held liable for any unanticipated costs associated with the environmental contamination or on-going cleanup of this site, such costs could be material and could have a material adverse impact on our financial condition and results of operations.

Insurance

Upon completion of this offering and the formation transactions, we will carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We will select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are currently, and upon completion of this offering will be, adequately insured. We will not carry insurance for generally uninsured losses such as loss from riots, war or acts of God. Certain of the properties in our portfolio will be located in areas known to be seismically active. See “Risk Factors—Risks Related to Our Business and Operations—Any losses to our properties which are not covered by insurance, or which exceed our policy coverage limits, would harm our financial condition and operating results.” Some risks to our properties, such as losses due to terrorism, war, earthquakes or floods, are not insured or are insured subject to policy limits that may not be sufficient to cover all of our losses.

Competition

We compete with developers, owners and operators of data centers in the market for data center tenants, opportunities to acquire properties, and the services of key third-party providers. Although we believe we are one of relatively few data center operators focused exclusively on serving the market for wholesale infrastructure, we continue to compete with owners and operators of data centers who follow other business models. In addition, we believe other providers are seeking ways to enter or strengthen their positions in the wholesale data center market.

In operating and managing our portfolio, we compete for tenants based on factors including location, critical load, raised square footage, flexibility and expertise in the design and operation of data centers. As leases at our properties expire, we may confront competition to re-lease such properties from competitors, including wholesale infrastructure providers such as Digital Realty Trust, and colocation and managed services providers such as Equinix, Savvis, AT&T, Digex (a unit of Verizon) and InterNap. In addition, our tenants may choose to own and operate their own data centers rather than lease from us.

As a developer of wholesale data centers, we also compete for the services of key third-party providers of services, including engineers and contractors with expertise in the development of wholesale data centers. The competition for the services of specialized contractors and other third-party providers required for the development of wholesale data centers is intense, increasing the cost of engaging such providers and the risk of delays in completing our development projects.

In addition, we face competition for the acquisition of additional properties suitable for the development of wholesale data centers from real estate developers in our and in other industries. Such competition may have the effect of reducing the number of available properties for acquisition, increasing the price of any acquisition, and reducing the demand for wholesale data center space in the markets we seek to serve.

Employees

Upon completion of this offering, we intend to employ approximately 50 persons, approximately half of whom we expect to be located in Washington, D.C., with the remainder located on site at our data centers in Northern Virginia. We currently expect that none of these employees will be represented by a labor union. We believe our relations with our employees are good.

Offices

Our headquarters are located at 1212 New York Avenue, N.W., Suite 900, Washington, D.C. 20005. We believe that our current offices are adequate for our present and future operations. This building is owned by an affiliate of our sponsors. See “Certain Relationships and Related Transactions.”

Legal Proceedings

In the ordinary course of our business, we are subject to claims for negligence and other claims and administrative proceedings, none of which we believe are material or would be expected to have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Upon completion of this offering, our board of directors will consist of seven directors, a majority of which will be independent in accordance with the general independence standards of the NYSE. Upon the expiration of their current terms at the annual meeting of stockholders in 2008, directors will be elected to serve a term of one year. Our bylaws provide that a majority of the entire board of directors may increase or decrease the number of directors. All of our executive officers serve at the discretion of our board of directors.

The following table sets forth certain information concerning each of our executive officers, directors and director nominees:

Executive Officers, Directors and Director Nominees

Name	Age	Position
Lammot J. du Pont	41	Executive Chairman of the Board and Secretary
Hossein Fateh	40	President, Chief Executive Officer and Director
Steven G. Osgood	50	Executive Vice President and Chief Financial Officer
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee

Other Key Employees

Name	Age	Position
Robert J. Berlinsky	47	Senior Vice President of Construction
W. Tate Cantrell, Jr.	36	Vice President of Data Center Technologies
Scott A. Davis	47	Senior Vice President of Operations
Jeffrey H. Foster	45	Chief Accounting Officer
Maria Kenny	40	Senior Vice President of Finance & Acquisitions
M. Lee Kestler, Jr.	43	Senior Vice President of Sales & Leasing
Jeff L. Monroe	40	Senior Vice President of Strategy & Business Development

Executive Officers and Directors

The following is a biographical summary of the experience of our executive officers and directors:

Lammot J. du Pont, 41, the co-founder of our company, has served as Executive Chairman of our board of directors since our inception, and serves as our Secretary. Mr. du Pont, along with Mr. Fateh, co-founded DuPont Fabros Development LLC (“DFD”) in 1997, where he managed, through a variety of entities, the acquisition, development, leasing and management of all of our current properties. Prior to DFD, Mr. du Pont held the position of Analyst and Trust & Estates Representative at JPMorgan from April 1989 to June 1990, held the position of Full Committee Staff Member with the U.S. House of Representatives (Committee on Banking & Financial Services) from March 1993 to April 1995, and held the position of Special Assistant, Capital Markets Regulatory Reform Project, with the Center for Strategic and International Studies (CSIS) from April 1995 to April 1996. Mr. du Pont received his B.A. in Economics from Williams College in 1988 and his M.B.A. from Georgetown University in 1992.

Hossein Fateh, 40, the co-founder of our company, has served as our President, Chief Executive Officer and as a Director since our inception. Mr. Fateh, along with Mr. du Pont, co-founded DFD in 1997, where he managed, through a variety of entities, the acquisition, development, leasing and management of all of our current properties. Prior to DFD, from 1990 to 1997, Mr. Fateh held the position of Vice President and was responsible for acquisition, development, leasing, financing and sales for a broad-based Washington, D.C. real estate development company. Mr. Fateh earned his bachelor’s degree in Business Administration from George Washington University in 1990 and his Master of Science in Finance from George Washington University in 1997.

Steven G. Osgood, 50, has served as our Executive Vice President and Chief Financial Officer since July 2007. From April 2006 to January 2007, Mr. Osgood served as Chief Financial Officer of Global Signal, Inc. (NYSE: GSL), a Sarasota, Florida-based REIT that owned, leased or managed approximately 11,000 towers and other wireless sites. Global Signal was acquired by Crown Castle International Corp (NYSE: CCI) in January 2007. Prior to Global Signal, Mr. Osgood served as President and Chief Financial Officer of U-Store-It Trust (NYSE: YSI) from the company’s initial public offering in October 2004 through April 2006. Mr. Osgood was primarily responsible for all aspects of finance and accounting, including the negotiation and arrangement of debt financing for the development and acquisition of real estate, overall company financial budgeting, and corporate operations and administration. Mr. Osgood served as the Chief Financial Officer of the Amsdell Companies, the predecessor of U-Store-It, from 1993 until 2004. Prior to joining the Amsdell Companies, he was Vice President and Controller of the commercial property management division of Forest City Enterprises, Inc., a publicly-traded real estate company, from 1989 to 1993. Mr. Osgood is a former Certified Public Accountant and was a member of the auditing staff of Touche Ross & Co. from 1978 to 1982. He earned a B.S. in Business from Miami University of Ohio and an M.B.A. from the University of San Diego.

Other Key Employees

The following is a biographical summary of the experience of our other key employees whom we expect to employ on or after closing, unless otherwise noted:

Robert J. Berlinsky, 47, will serve as our Senior Vice President of Construction. Since January 2005, Mr. Berlinsky has served as DFD’s Director of Construction, responsible for preconstruction budgeting, contractor negotiations, contract administration, project financial reporting, legal coordination, vendor negotiations, regulatory agency coordination, schedule administration, and project closeout. He also led the construction teams on each of DFD’s Ashburn Corporate Center data center projects. Prior to joining DFD, Mr. Berlinsky founded and operated Fairways Project Management, LLC, which provided project and construction management services from 2002 to 2005. Prior to Fairways, Mr. Berlinsky held a position with AboveNet and, before that, with Clark Construction for 15 years. While at Clark Construction, he held senior management positions on the following projects: Gannett/USA Today Headquarters, NIH Building 10 Clinical Hospital, MCI Arena, U.S. Court of Appeals San Francisco, The Flamingo Hilton, AARP National Headquarters, Franklin Square, Two Logan Square, Columbia Square, and the Inter American Bank.

W. Tate Cantrell, Jr. 36, will serve as our Vice President of Data Center Technologies. Since June 2003, Mr. Cantrell has served as Director of Critical Infrastructure at DFD, where he has provided technical direction for the development and takedown of over 100 MW of critical infrastructure, including electrical, mechanical, and communications systems. He is currently responsible for technical oversight during the development and commissioning of new facilities. Prior to DFD, Mr. Cantrell held the positions of Primary Design Engineer and Commissioning Agent at CCG Facilities Integration out of Baltimore, Maryland. Mr. Cantrell is a licensed professional engineer in Alaska and Maryland. He earned a B.S. in Electrical Engineering from Georgia Institute of Technology and a Master’s in Biomedical Engineering from Tulane University.

Scott A. Davis, 47, will serve as our Senior Vice President of Operations. Since 2006, Mr. Davis has served as the Director of Operations at DFD, where he oversees the data centers that will comprise our initial portfolio. Mr. Davis specializes in the engineering design of high-reliability facilities. Prior to joining DFD, Mr. Davis served for eight years as Senior Director of Data Center Operations for AOL, where he oversaw the day-to-day operations of all of AOL’s domestic and international data centers and managed the design, construction and commissioning of more than 700,000 square feet of new data center space. From 1989 to 1998 he worked at several engineering consulting firms that specialized in data center design, including Com-Site International, CS Technology and CCG Facilities Integration. In his career, Mr. Davis has worked on more than 70 computer room and data center designs for various Fortune 500 companies and government agencies. Mr. Davis earned a B.S. in Electrical Engineering from the University of Maryland.

Jeffrey H. Foster, 45, has served as our Chief Accounting Officer since July 16, 2007. Mr. Foster most recently served as Senior Vice President and Chief Accounting Officer of Global Signal, Inc. (NYSE:GSL) from April 2005 to May 2007. Prior to joining Global Signal, Mr. Foster served from June 2003 to April 2005 as Senior Vice President—Finance and Corporate Controller at Danka Office Imaging (NASDAQ:DANKY). From April 2000 to June 2003 Mr. Foster served as Vice President of Finance at Progress Telecom Corporation, a subsidiary of Progress Energy Corporation (NYSE:PGN), where he also served as Director, Energy Supply Finance from October 1997 to April 2000. Mr. Foster held various positions at GTE Corporation from 1990 to 1997 which included responsibility for SEC reporting for GTE’s eight registrants. Also, he was a member of Arthur Andersen’s auditing staff from 1984 to 1990. Mr. Foster earned a B.S. in Accounting from the University of Florida and a Masters of Accountancy from the University of South Florida. He passed the CPA exam in November 1985.

Maria Kenny, 40, has served as our Senior Vice President of Finance & Acquisitions since inception. Since 2000, Ms. Kenny has served as DFD’s Chief Financial Officer, where she is responsible for all aspects of finance, accounting and administration. In addition, Ms. Kenny was instrumental in closing in excess of $2.0 billion for the development and acquisition of real estate including data centers, commercial, residential, land and retail assets. Prior to DFD, Ms. Kenny worked for six years in public accounting. Ms. Kenny served as Audit Manager at Reznick Group, a national accounting firm specializing in the real estate and construction industries, from January 1998 to December 2000. Ms. Kenny is a Certified Public Accountant (inactive). She earned a B.A. in Economics from The University of North Carolina in 1988.

M. Lee Kestler, Jr., 43, will serve as our Senior Vice President of Sales & Leasing. Since April 2007, Mr. Kestler has served as DFD’s Director of Leasing, where he manages marketing activities for our data center properties. Prior to DFD, from 1999 to 2005 and 2006 to 2007, Mr. Kestler held positions with Exodus Communications, Cable & Wireless America and Savvis, including the position of Senior Strategic Account Manager at Savvis, primarily responsible for selling professional services to commercial and government clients and leading the business development effort for ARCA CCTL, a unit of Savvis Federal Systems that specialized in the certification of security features for products being sold to the U.S. government. Prior to that, Mr. Kestler was Strategic Account Manager at Cable & Wireless America, where he was responsible for sales to a portion of the top 50 strategic accounts. Prior to that, Mr. Kestler held the positions of Major Account Manager and Senior Director of Professional Services at Exodus Communications. From 2005 to 2006 Mr. Kestler held a senior sales position with Current Analysis.

Jeff L. Monroe, 40, will serve as our Senior Vice President of Strategy & Business Development. Since 2003, Mr. Monroe has served as DFD’s Managing Director, where he is responsible for site development, design, acquisition activities and business development. Prior to DFD, Mr. Monroe held the position of Vice President of Real Estate Design & Construction at AboveNet Communications from March 1998 to March 2003. Mr. Monroe has been involved in data center projects for AOL, the National Archives, the NRO, the IRS and the CIA and, in aggregate has assisted in more than $2.0 billion in development projects. He earned a Journeymans License from the IBEW Program in Applied Electrical Engineering & Construction Management.

Promoters

We consider Messrs. du Pont and Fateh to be our promoters under federal securities laws because they took the initiative in founding and organizing our business. We also refer to them as our “sponsors” throughout this prospectus.

Board Committees

Upon the completion of this offering, our board of directors will establish three standing committees consisting solely of independent directors, the principal functions of which are briefly described below. Matters put to a vote at any one of our three board committees will have to be approved by a majority of the directors on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by unanimous written consent of the directors on that committee. Our board of directors may from time to time establish other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our board of directors will establish an audit committee composed of three of our independent directors:             ,              and             .              will chair our audit committee, and our board of directors has determined that he will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent registered public accounting firm; and

•	the performance of our independent registered public accounting firm and any internal auditors.

The committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm and considering the range of audit and non-audit fees. The committee will also approve the report required by SEC regulations to be included in the company’s annual proxy statement.

Compensation Committee

Upon completion of this offering, our board of directors will establish a compensation committee composed of three of our independent directors:             ,              and             .              will chair the committee. Prior to the completion of this offering, we will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	evaluating the performance and compensation paid by us to our executive officers;

•	administering our incentive plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements; and

•	producing a report on executive compensation to be included in our proxy statement for our annual meetings.

Nominating and Corporate Governance Committee

Upon completion of this offering, our board of directors will establish a nominating and corporate governance committee composed of three of our independent directors:             ,              and             .              will chair the committee. Prior to the completion of this offering, we will adopt a corporate governance and nominating committee charter, which will define the committee’s principal functions as:

•

identifying, recruiting and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines, including the committee’s selection criteria for director nominees;

•	reviewing and making recommendations on matters involving the general operation of the board of directors and our corporate governance;

•	recommending to the board of directors nominees for each committee of the board of directors; and

•

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors and reports thereon to the board of directors, as required by applicable law, regulations and the NYSE corporate governance listing standards.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Only our audit committee will be able to approve any waiver of the code of business conduct and ethics for our executive officers or directors, and any such waiver shall be promptly disclosed as required by law or stock exchange regulations.

Director Compensation

We have not paid any cash compensation or granted any equity-based awards to any of the members of our board of directors. As of September 1, 2007, none of our directors held any awards in the form of or relating to our common stock. Upon completion of this offering, each of our directors who is not an employee of our company or our subsidiaries will receive an annual retainer of $             for services as a director and will receive a fee of $             for each board meeting attended in person and $             for each board meeting attended telephonically. Directors who serve on our audit, compensation and/or nominating and corporate governance committees will receive a fee of $             for each committee meeting attended in person or $             for each committee meeting attended telephonically. Directors who serve as the chair of one of our committees will receive an additional annual retainer of $            . Directors who are employees of our company or our subsidiaries will not receive compensation for their services as directors.

Executive Compensation

Compensation Discussion and Analysis

We have determined to pay base salaries and annual bonuses and to make grants of awards under our 2007 Plan to certain of our executive officers, effective upon completion of this offering, in accordance with their employment agreements. The awards under our 2007 Plan are granted to recognize of such individuals’ efforts on our behalf in connection with our formation and this offering and to provide a retention element to their compensation. Our board of directors has not yet formed our compensation committee. Accordingly, we have not yet adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that such determinations will be made by our compensation committee, once formed, based on factors such as the desire to retain such officer’s services over the long-term. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us.

Executive Officer Compensation

The following is a summary of the elements of and amounts expected to be paid under our compensation plans for fiscal year 2007. Because we were only recently formed, meaningful individual compensation information is not available for prior periods.

Annual Base Salary. Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, the Compensation Committee will consider each executive’s role and responsibility, unique skills, future potential with our company, salary levels for similar positions in our target market, and internal pay equity.

Annual Cash Bonus. Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on such individual’s performance. In connection with our annual cash bonus program, we expect that our compensation committee will determine annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonus plan will be designed to reward the achievement of specific, pre-established financial and operational objectives. However, our management intends to recommend to the compensation committee that no cash or equity bonuses be awarded to Messrs. du Pont, Fateh and Osgood in respect of the balance of fiscal year 2007 and fiscal year 2008 performance.

Equity Awards. We will provide equity awards pursuant to our 2007 Plan. Equity awards are designed to focus and reward our executive officers on our long-term goals and enhance stockholder value. In determining equity awards, we anticipate that our compensation committee will take into account the company’s overall financial performance.

Retirement Savings Opportunities. All eligible employees will be able to participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) Plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution. We do not intend to provide an option for our employees to invest in our stock through the 401(k) plan.

Health and Welfare Benefits. We intend to provide a competitive benefits package to all full-time employees which is expected to include health and welfare benefits, such as medical, dental, disability insurance, and life insurance benefits. The plans under which these benefits will be offered are not expected to discriminate in scope, terms or operation in favor of officers and directors and will be available to all full-time employees.

Executive Compensation

Because we were only recently organized, meaningful individual compensation information is not available for prior periods. The following table sets forth the annual base salary and other compensation payable to our executive officers as of the completion of this offering. We have entered into employment-related arrangements with these executive officers which will become effective in connection with this offering. See “—Employment Agreements.”

Summary Compensation Table

Name	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	All Other Compensation ($)		Total ($)
Lammot J. du Pont	$250,000	(1)	$500,000	(2)	$2,500,000(2)	—		$3,250,000
Hossein Fateh	$250,000	(1)	$500,000	(3)	$2,500,000(3)	—		$3,250,000
Steven G. Osgood	$250,000	(1)	$750,000	(4)	—	$50,000	(5)	$1,050,000

(1)	Messrs. du Pont and Fateh will be eligible to receive a cash bonus, subject to determination by our compensation committee. However, our management intends to recommend to the compensation committee that no cash or equity bonuses be awarded to Messrs. du Pont and Fateh in respect of the balance of fiscal year 2007 and fiscal year 2008 performance. Mr. Osgood is not entitled to receive a cash bonus under his employment agreement.
(2)	Pursuant to the terms of Mr. du Pont’s employment agreement, he will receive shares of common stock and LTIP units (based on the mid-point of the price range on the front cover of this prospectus) upon completion of this offering, all of which will be immediately vested. Amount represents the expected compensation expense associated with these awards, calculated in accordance with SFAS No. 123(R), all of which will be recorded in 2007. Holders of LTIP units are entitled to receive distributions in the same amount and at the same time that we pay dividends to holders of our common stock.
(3)	Pursuant to the terms of Mr. Fateh’s employment agreement, he will receive shares of common stock and LTIP units (based on the mid-point of the price range on the front cover of this prospectus) upon completion of this offering, all of which will be immediately vested. Amount represents the expected compensation expense associated with these awards, calculated in accordance with SFAS No. 123(R), all of which will be recorded in 2007. Holders of LTIP units are entitled to receive distributions in the same amount and at the same time that we pay dividends to holders of our common stock.
(4)	Pursuant to the terms of Mr. Osgood’s employment agreement, he will receive shares of restricted stock (based on the mid-point of the price range on the front cover of this prospectus), one half of which will vest on January 2, 2008, and the remainder of which will vest on July 24, 2008. Amount represents the expected compensation expense associated with this award for 2007, calculated in accordance with SFAS No. 123(R). An additional $750,000 expense will be recorded, in connection with this award, for 2008. Holders of shares of restricted stock are entitled to receive distributions in the same amount and at the same time that we pay dividends to holders of our common stock and have voting rights with respect to the shares of restricted stock.
(5)	Pursuant to the terms of Mr. Osgood’s employment agreement, he will receive $50,000 for commuting expenses.

IPO Grants of Plan-Based Awards

Name	Grant Date		All Other Stock Awards: Number of Shares or Stock Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards
Lammot J. du Pont		(1)		(2)	(3)	$3,000,000	(4)
Hossein Fateh		(1)		(2)	(3)	$3,000,000	(4)
Steven G. Osgood		(1)		(5)	—	$1,500,000	(4)

(1)	Each of these awards is expected to be issued upon completion of this offering.
(2)	Represents shares of common stock that will be issued upon completion of this offering (based on the mid-point of the price range on the front cover of this prospectus), all of which will be immediately vested on grant.
(3)	Represents LTIP units that will be issued upon completion of this offering (based on the mid-point of the price range on the front cover of this prospectus), all of which will be immediately vested on grant.
(4)	Represents the estimated grant date fair value of the shares of common stock and LTIP units.
(5)	Represents shares of restricted stock that will be issued upon completion of this offering (based on the mid-point of the price range on the front cover of this prospectus).

2007 Equity Compensation Plan

Our board of directors has adopted, and our stockholders have approved, our 2007 Equity Compensation Plan, or 2007 Plan, for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers and employees of our affiliates. The 2007 Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units and other equity-based awards.

Administration of the 2007 Plan. The 2007 Plan will be administered by our compensation committee and the compensation committee will determine all terms of awards under the 2007 Plan. Our compensation committee will also determine who will receive grants under the 2007 Plan and the number of shares of common stock subject to the grant.

Eligibility. All of our employees and employees of our subsidiaries and affiliates, including our OP, are eligible to receive grants under the 2007 Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive grants under the 2007 Plan.

Share Authorization. The number of shares of common stock that may be issued under the 2007 Plan is equal to 7.5% of the aggregate number of shares of our common stock and OP units outstanding upon completion of the offering. This number of shares of common stock issuable under the 2007 Plan will be increased each January 1 by an amount equal to 7.5% of any additional shares of common stock or OP units issued by the Company or the OP, up to a maximum of              shares of common stock. This provision of the 2007 Plan does not apply to an increase in the number of outstanding shares resulting from the issuance of shares or LTIP units under the 2007 Plan or the issuance of shares of common stock upon redemption of OP units.

In connection with stock splits, dividends, recapitalizations and certain other events, our board will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2007 Plan and the terms of outstanding awards.

If any options or stock appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any stock awards, performance units or other equity-based awards are forfeited, the shares of common stock subject to such awards will again be available for purposes of the 2007 Plan.

No awards under the 2007 Plan were outstanding prior to completion of this offering. The initial grants described above will become effective upon completion of this offering.

Options. The 2007 Plan authorizes our compensation committee to grant incentive stock options (under Section 421 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, of the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant.

Stock Awards. The 2007 Plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) the company will retain custody of the certificates and (iii) a participant must deliver a stock power to the company for each stock award.

Upon completion of this offering we will issue              shares of our common stock to Mr. du Pont and              shares of our common stock to Mr. Fateh. Also, we will issue              restricted shares of our common stock to Mr. Osgood. These restricted shares will be subject to forfeiture restrictions that will lapse, subject to continued employment, with respect to one-half of the shares in January 2008 and with respect to the second half of the shares in July 2008. In addition, we will issue an aggregate of             shares of our common stock to certain other employees upon completion of this offering. All grants discussed above, except Mr. Osgood’s, are expected to vest in full immediately upon grant.

Stock Appreciation Rights. The 2007 Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed ten years from the date of grant.

Performance Units. The 2007 Plan also authorizes our compensation committee to grant performance units. Performance units represent the participant’s right to receive an amount, based on the value of the common stock, if performance goals established by the compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating units, the participant’s performance or such other criteria determined by the compensation committee. If the performance goals are met, performance units will be paid in cash, shares of our common stock or a combination thereof.

Other Equity-Based Awards. Our compensation committee may grant other types of share-based awards under the 2007 Plan, including LTIP units. Other equity-based awards are payable in cash, shares of our common stock or other equity, or a combination thereof, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by the compensation committee.

LTIP units are a special class of partnership interests in our OP. Each LTIP unit awarded under the 2007 Plan will be equivalent to an award of one share of common stock under the 2007 Plan, reducing the number of shares available for other equity awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether vested or not, will receive the same quarterly per unit profit distributions as units of our OP, which profit distribution will generally equal per share distributions on our shares of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will receive full distributions whether vested or not. Initially, LTIP units will not have full parity with OP units with respect to liquidating distributions. Under the terms of the LTIP units, our OP will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Upon equalization of the capital accounts of the holders of LTIP units with the holders of OP units, the LTIP units will achieve full parity with OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of OP units. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP units will be less than the value of an equal number of our shares of common stock. See “Description of the Partnership Agreement of DuPont Fabros Technology, LP” for a further description of the rights of limited partners in our OP.

Upon completion of this offering, we will cause our OP to issue              LTIP units to Mr. du Pont and              LTIP units to Mr. Fateh. All of these LTIP units will be immediately vested.

Dividend Equivalents. Our compensation committee may grant dividend equivalents in connection with the grant of options, stock appreciation rights and performance units. Dividend equivalents may be paid currently or accrued as contingent cash obligations and may be payable in cash, shares of common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

Change in Control. If we experience a change in control, the compensation committee may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, or other equity based awards that are not exercised prior to the change in control will be assumed by the surviving entity, or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity. The compensation committee may also provide that (i) all outstanding options and stock appreciation rights will be fully exercisable on the change in control, (ii) restrictions and conditions on outstanding stock awards will lapse upon the change in control and (iii) performance units or equity-based awards will become earned in their entirety. The compensation committee may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, and other equity based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to the value received by stockholders in the change in control transaction (or, in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price).

In summary, a change of control under the 2007 Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, more than 50% of the total combined voting power of our outstanding securities;

•

we merge into another entity unless the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	we sell or dispose of all or substantially all of our assets;

•	we are liquidated or dissolved; or

•

during any period of two consecutive years individuals who, at the beginning of such period, constitute our board of directors together with any new directors cease for any reason to constitute a majority of our board of directors.

Amendment; Termination. Our board of directors may amend or terminate the 2007 Plan at any time; provided that no amendment may adversely impair the benefits of participants with outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the 2007 Plan, materially increases the aggregate number of shares of common stock that may be issued under the 2007 Plan or materially modifies the requirements as to eligibility for participation in the 2007 Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2007 Plan will terminate on the tenth anniversary of the closing of this offering.

Employment Agreements

Upon completion of this offering, each of Messrs. du Pont and Fateh will enter into an employment agreement with us. The employment agreements with Messrs. du Pont and Fateh will be for a three-year term with automatic one-year renewals. We entered into an employment agreement with Mr. Osgood effective July 26, 2007, that has a one-year term. See “Management—Employment Agreements.”

Our employment agreements with Messrs. du Pont and Fateh will each provide for a base salary of $250,000, a grant of $0.5 million of shares of our common stock and a grant of $2.5 million of LTIP units. The actual number of shares and LTIP units to be granted to Messrs. du Pont and Fateh will be determined based on the initial public offering price per share of our common stock. The shares and LTIP units to be granted to Messrs. du Pont and Fateh will be fully vested upon grant. Messrs. du Pont and Fateh will each also be eligible to receive an annual cash bonus, subject to determination by our compensation committee. However, Messrs. du Pont and Fateh intend to recommend to the compensation committee that no cash or equity bonuses be awarded to them in respect of their performance for the balance of fiscal 2007 and all of fiscal 2008. Messrs. du Pont and Fateh will be eligible to participate in any and all pension, profit-sharing, insurance and benefit plans provided by us to other senior executives in effect from time to time during the term of employment.

Our employment agreements with each of Messrs. du Pont and Fateh will also provide that, during the term of the agreement and, following any termination or expiration of the employment agreement, for so long as either of Messrs. du Pont or Fateh beneficially owns at least 9.8% of our outstanding common stock, calculated on a diluted basis assuming conversion of all outstanding OP units into shares of our common stock, Messrs. du Pont and/or Mr. Fateh, as applicable, will each be entitled to be nominated for election to our board of directors at each meeting of our stockholders at which directors are elected.

Our employment agreement with Mr. Osgood provides for a base salary of $250,000 and a grant upon completion of this offering of $1.5 million of restricted shares of our common stock, with the actual number of shares to be determined based on the initial public offering price of our common stock. These restricted shares of common stock will be subject to forfeiture restrictions that will lapse, subject to continued employment, with respect to one-half of the shares in January 2008 and with respect to the second half of the shares in July 2008. Mr. Osgood is not eligible to receive an annual cash bonus under his employment agreement. He will be eligible to participate in any and all pension, profit-sharing, insurance and benefit plans provided by us to similarly situated employees in effect from time to time during the term of employment.

Upon termination of the employment of any of Messrs. du Pont, Fateh or Osgood, other than as a result of a termination for cause, or a resignation without good reason, death or disability, as those terms are defined in their employment agreements, each executive will, upon execution of a release acceptable to us, be eligible to receive, in addition to any compensation earned but not paid through the date of termination, the following benefits:

•

a lump sum cash payment equal to in the case of (i) Mr. Osgood, two times (or, if the termination occurs in anticipation of a change of control of our company or within two years following a change of control, three times), and (ii) Messrs. du Pont and Fateh, two times or, if the termination occurs after the second anniversary of this offering, one times, the sum of (A) the executive’s then current base salary and (B) the average of the two highest annual cash bonuses, if any, paid or approved for payment to the executive during the preceding three completed performance years, or, in the case of Messrs. du Pont and Fateh, if the executive has not been employed for at least three completed performance years, the highest annual cash bonus, if any, paid or approved for payment to the executive during the term of his employment;

•	full vesting of any unvested equity incentive awards or termination of any forfeiture restrictions applicable to any restricted stock awards, as applicable;

•

full vesting of any performance-based equity awards, as if the performance objectives on which such awards are conditioned had been met at the greater of the target level at the date of termination and actual performance at the date of termination; and

•

at our expense, the right to continued participation by the executive and his spouse and dependent children in our group health plans for up to 18 months, or in Mr. Osgood’s case, one year, following the termination.

Each of Messrs. du Pont, Fateh and Osgood will be entitled to a gross-up of his severance payments received in connection with a termination of employment following a change of control to the extent any portion of his severance is deemed to be a parachute payment subject to parachute payment excise taxes under Section 280G of the Code, provided, however, that if the parachute payment does not exceed a threshold, the parachute payment will be reduced to avoid such parachute payment exercise taxes.

We will also enter into a non-competition, confidentiality and non-solicitation agreement with each of our executive officers. This agreement will provide that during the term of employment and for the two year, or in the case of Mr. Osgood, one year, period after termination of the executive’s employment, the executive will not compete with us in the United States by working for or with any business or enterprise that is engaged in the business of owning, acquiring, operating or developing data center buildings and leasing raised-floor computer space to tenants. The agreements also provide that for the two year period after termination of the executive’s employment, the executive will not solicit any of our tenants for data center space within the United States, encourage any of our tenants to reduce its patronage of us, or solicit or hire any of our employees. For any termination occurring after the second anniversary of completion of this offering, the foregoing restrictions will apply for only one year following such termination.

401(k) Plan

Upon completion of this offering, we intend to establish, or continue an existing, tax qualified retirement plan (“401(k) Plan”) that provides employees with an opportunity to save for retirement on a tax advantaged basis. Employees will be able to participate in the 401(k) Plan on their first day of employment and are able to defer compensation up to the limits established by the Internal Revenue Service. We plan to match 50% of the employees’ contributions up to a maximum match contribution of 4% of the employee’s salary. Our contributions vest immediately. The employee contributions and our match will be invested in selected investment alternatives according to the employees’ directions. The 401(k) Plan and its trust are intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax qualified retirement plan contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employee until distributed from the 401(k) Plan and matching contributions are deductible by us when made subject to applicable Code limits.

Outside Business Interests

Messrs. du Pont and Fateh own interests in non-data center real estate assets that will not be contributed to us, including, among other investments, the office building where our corporate headquarters is located, approximately 40 acres of undeveloped land outside of Phoenix, Arizona and an aggregate of approximately 510 acres of undeveloped land in Northern Virginia. The office building is managed by an unaffiliated third party and our sponsors are not currently engaged in any development projects with respect to the land. Pursuant to the terms of our employment agreements with Messrs. du Pont and Fateh, each has agreed to devote substantially all of his business attention and time to our affairs. Our sponsors have also agreed, for the terms of their employment with us not to sell any of this land to a competitor of our company, as determined by at least 75% of our independent directors. Any purchase by us of the undeveloped land held by Messrs. du Pont and Fateh would require the approval of at least 75% of our independent directors. In addition, we will enter into non-competition agreements with Messrs. du Pont and Fateh pursuant to which each of them will agree not to compete with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with Messrs. du Pont and Fateh. See “Investment Policies and Policies with Respect to Certain Activities—Conflict of Interest Policies.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The form of indemnification agreement provides that:

•

if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or executive officer actually received an improper personal benefit in money, property or other services; or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe that his or her conduct was unlawful;

provided, however, that we will (i) have no obligation to indemnify such director or executive officer for a proceeding by or in the right of our company, for expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, if it has been adjudged that such director or executive officer is liable to us with respect to such proceeding and (ii) have no obligation to indemnify or advance expenses of such director or executive officer for a proceeding brought by such director or executive officer against the corporation, except for a proceeding brought to enforce indemnification under Section 2-418 of the MGCL.

Upon application of a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

•

the court determines that such director or executive officer is entitled to indemnification under Section 2-418(d)(1) of the MGCL, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification; or

•

the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct set forth in Section 2-418(b) of the MGCL or has been adjudged liable for receipt of an “improper personal benefit” under Section 2-418(c) of the MGCL; provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit under Section 2-418(c) of the MGCL.

We must pay all indemnifiable expenses in advance of the final disposition of any proceeding if the director or executive officer furnishes us with a written affirmation of the director’s or executive officer’s good faith belief that the standard of conduct necessary for indemnification by our company has been met and a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to the one year anniversary, with respect to Messrs. du Pont and Fateh, and the 180-day anniversary with respect to all other directors and officers, of the date of this prospectus (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering and our formation transactions, we do not anticipate that any members of our compensation committee will serve as members of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors. None of our employees participate on our compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Contribution of Property Interests

In connection with the formation transactions, each of Messrs. du Pont and Fateh will receive the following consideration from us in exchange for his interests in the entities holding our initial properties:

•	OP units, having a value of $ and $ in cash with respect to his interest in the entities holding VA3, VA4, ACC2, ACC3, ACC4 and CH1;

•

$             in cash with respect to his interest in the entities holding the land upon which we intend to develop ACC5, ACC6, ACC7 and NJ1, and the contract to purchase the land upon which we intend to develop SC1 and SC2.

Our sponsors intend to use substantially all of the cash proceeds they receive in connection with the formation transactions to repay borrowings outstanding under lines of credit. These include $             expected to be outstanding upon completion of this offering under a loan with an affiliate of one of the underwriters, Lehman Brothers Inc. This loan is secured by our sponsors’ interests in some of our initial properties and is required to be repaid upon completion of this offering. In addition, our sponsors will be released from certain non-recourse carve-out guarantees and environmental indemnity obligations under the CH1 mortgage in connection with the formation transactions.

Contribution of Property Management, Development, Leasing and Asset Management Agreements and Arrangements

Each of Messrs. du Pont and Fateh will receive from us              OP units, having a value of $            , in exchange for his interest in certain property management, development, leasing, and asset management agreements and arrangements that will be contributed to us.

Contribution of Technical Service Arrangements

Each of Messrs. du Pont and Fateh will receive             OP units, having a value of $                , in exchange for his interest in certain technical services arrangements that will be contributed to us. The services involved in these arrangements primarily consist of tenant deployment and commissioning of the computer rooms. These services have been performed pursuant to arm’s length arrangements entered into directly between our tenants and an affiliate of our sponsors. Upon completion of this offering, these services will be performed by our TRS.

Repayment of Advances

In connection with this offering, our sponsors advanced approximately $             to us in order to pay expenses, including accounting and legal fees, relating to this offering and the formation transactions. We have agreed to reimburse our sponsors for these advances upon completion of this offering.

Partnership Agreement

Concurrently with the completion of this offering, we will enter into a limited partnership agreement with the various limited partners of our OP, of which we will be the general partner. Upon completion of this offering and the formation transactions, Messrs. du Pont and Fateh, and entities controlled by them, will own an aggregate of approximately     % of the limited partnership interests of our OP. Pursuant to the partnership agreement, persons holding OP units will have the right, beginning 12 months after the completion of this offering, to redeem each of their OP units for cash equal to the then-current market value of one share of common stock, or, at our election, shares of our common stock on a one-for-one basis. See “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.”

Registration Rights

All holders of OP units, including Messrs. du Pont and Fateh, will receive registration rights with respect to shares of our common stock that may be issued to them upon redemption of the OP units held by them. See “Shares Eligible for Future Sale—Registration Rights” and “Description of the Partnership Agreement of DuPont Fabros Technology L.P.”

Tax Protection Agreements

Effective upon completion of this offering, we will enter into tax protection agreements with some of the contributors of the initial properties including Messrs. du Pont and Fateh. Pursuant to the terms of this agreement, if we dispose of any interest in ACC2, ACC3, VA3, VA4 or CH1 that generates more than a certain allowable amount of built-in gain for the contributors, as a group, in any single year through 2016, we will indemnify the contributors for tax liabilities incurred with respect to the amount of built-in gain and tax liabilities incurred as a result of the reimbursement payment. The required indemnification will decrease ratably over the course of each year of tax protection by 10% of the estimated tax on the built-in gain, declining to zero by the end of 2016. The aggregate built-in gain on the initial properties upon completion of this offering is estimated to be approximately $         million. Any sale by us that requires payments to Messrs. du Pont or Fateh pursuant to these agreements requires the approval of at least 75% of the disinterested members of our board of directors. In addition, these investors will be given the opportunity to guarantee a portion of our OP’s indebtedness to provide them with certain tax protection, and we will agree to indemnify them in certain circumstances for any tax liability that they may incur. See “Structure and Formation of Our Company—Tax Protection Agreements.”

Indemnification Agreements

Effective upon completion of this offering, we will enter into an indemnification agreement with each of our executive officers and directors as described in “Management—Indemnification Agreements.”

Services Performed by Affiliates of Our Sponsors

Messrs. du Pont and Fateh are co-owners of certain entities that have historically provided our Predecessor and Acquired Properties with property management, development and leasing and asset management services. Although we are not a party to these arrangements and will not be obligated to pay these fees in the future, $14.4 million, $20.2 million, $17.6 million and $1.8 million of these fees were incurred by our Predecessor and our Acquired Properties for the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively. In connection with the formation transactions, we will acquire the various rights that will permit us to internalize these functions going forward and we will not be obligated to make these payments to our sponsors in the future.

Leasing Arrangements

Upon completion of the offering, we intend to assume a lease with an affiliate of our sponsors to occupy approximately 6,797 square feet of office space at 1212 New York Avenue in Washington, D.C., an office building owned by entities affiliated with our sponsors. In addition, an entity affiliated with our sponsors will assign to us any ownership interest it may have in the office furniture and other personal items currently in use by us for no consideration. Under the terms of the lease, which expires on September 17, 2009, we will be required to pay to an affiliate of our sponsors $21,535 per month escalated annually in rent in addition to our pro rata share of any increase in real estate taxes over the base year. We will have four options to renew for periods of five years each. We believe that the terms of this lease are fair and reasonable and reflect the terms we could expect to obtain in an arm’s length transaction for comparable space elsewhere in Washington, D.C.

Outside Business Interests

Messrs. du Pont and Fateh own interests in non-data center real estate assets that will not be contributed to us, including, among other investments, the office building where our corporate headquarters is located, approximately 40 acres of undeveloped land outside of Phoenix, Arizona and an aggregate of approximately 510 acres of undeveloped land in Northern Virginia. The office building is managed by an unaffiliated third party and our sponsors are not currently engaged in any development projects with respect to the land. Pursuant to the terms of our employment agreements with Messrs. du Pont and Fateh, each has agreed to devote substantially all of his business attention and time to our affairs. Our sponsors have also agreed, for the terms of their employment with us not to sell any of this land to a competitor of our company, as determined by at least 75% of our independent directors. Any purchase by us of the undeveloped land held by Messrs. du Pont and Fateh would require the approval of at least 75% of our independent directors. In addition, we will enter into non-competition agreements with Messrs. du Pont and Fateh pursuant to which each of them will agree not to compete with us. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationship with Messrs. du Pont and Fateh. See “Investment Policies and Policies with Respect to Certain Activities—Conflict of Interest Policies.”

Other Information About Transactions With Related Persons

Certain of Mr. Fateh’s immediate family members, either directly or through entities in which they hold interests, will receive an aggregate of              OP units in consideration of their interests in the properties to be contributed to us in connection with the formation transactions. Certain of Mr. du Pont’s immediate family members, either directly or through entities in which they hold interests, will receive an aggregate of              OP units in consideration of their interests in the properties to be contributed to us in connection with the formation transactions.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our OP and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our OP of the properties and other acquired properties and assets. We currently intend to invest primarily in technology-related real estate. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our qualification as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing technology-related and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our current portfolio consists of, and our business objectives emphasize, equity investments in technology-related real estate, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, although we have not done so in the past, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interest of our stockholders provided that any disposition triggering payments to one of our directors or executive officers pursuant to our tax protection agreements must be approved by at least 75% of our disinterested directors. Any decision to dispose of a property will be made by our board of directors.

Financing Policies

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, nor have we adopted any policies addressing this. We are, however, subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness.

Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our ratio of debt to total market capitalization beyond the limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders. We intend to adopt a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our borrowings. This policy will govern our use of derivatives to manage the interest rates on our variable rate borrowings. We expect our policy to state that we will not use derivatives for speculative or trading purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Conflict of Interest Policies

Sale or Refinancing of Properties. Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions and on the repayment of indebtedness, certain holders of our OP units could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, holders of our OP units may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness. In addition, we have entered into tax protection agreements with certain holders of our OP units, including Messrs. du Pont and Fateh, which may require us to maintain more or less indebtedness than we would otherwise require for our business. Any sale by us that requires payments to one of our directors or executive officers pursuant to these agreements requires the approval of at least 75% of the disinterested members of our board of directors.

While we, as general partner of our OP, will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would also require the approval of our board of directors. The limited partners of our OP have agreed that in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our OP, to such limited partners, we will fulfill our fiduciary duties to our OP by acting in the best interests of our stockholders. See “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.”

Policies Applicable to All Directors and Officers. We intend to adopt certain policies that are designed to eliminate or minimize certain potential conflicts of interest.

We will adopt a code of business conduct and ethics that prohibits conflicts of interest between our employees, officers and directors and our company. In addition, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts.

However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.,” we expect, but are not obligated, to issue common stock to holders of OP units upon exercise of their redemption rights. Our board of directors has the power, without further stockholder approval, to increase the number of authorized shares of common stock or preferred stock and issue additional shares of common stock or preferred stock, in one or more series, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our OP and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. We have not made any loans to third parties, although we may in the future make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Formation of Our Company

Upon completion of this offering, we will engage in a series of transactions, which we refer to in this prospectus as the formation transactions, pursuant to which we will acquire ownership of our initial properties and contract rights to acquire property) and property management, development, leasing, asset management and technical services agreements and arrangements. In connection with this offering and the formation transactions and assuming an initial public offering price per share equal to the mid-point of the price range indicated on the front cover page of this prospectus:

•

Aggregate consideration of $            , consisting of              OP units and $             in cash, will be allocable to the members of certain property-holding entities that will be contributed to or merged with our OP (or its subsidiaries), based on previous consideration elections made by such members. In connection with these transactions, our OP will also assume $             of debt.

•

Aggregate consideration of $            , consisting of              OP units and $             in cash, will be allocable to the members of certain entities affiliated with our sponsors in exchange for the contribution of such entities’ property management, development, leasing, asset management and technical services agreements and arrangements to our OP, based on previous consideration elections made by such members.

In establishing the number of OP units and the amount of cash paid to the contributors of the assets acquired by us in the formation transactions, we determined the relative values of such assets by considering various valuation factors. These relative values are the basis for the fixed percentage of the aggregate amount of OP units and cash paid to the contributors upon completion of this offering, as set forth in each of the merger and contribution agreements executed in connection with the formation transactions.

We discuss below the following significant elements of our formation transactions:

Contribution of Properties to Secure the KeyBank Credit Facility Prior to the IPO

Prior to entering into the KeyBank credit facility, each of our initial properties was directly owned by a single-property entity. To secure the KeyBank credit facility, we combined the interests in several of our operating and development properties—VA3, VA4, ACC2, ACC3 and CH1—to be held indirectly by one holding company, Safari Ventures LLC, in order to serve as collateral. Following the closing of the KeyBank credit facility, each of the former members of the property-holding entities held a direct or indirect interest in the holding company. This holding company used a portion of the proceeds of the KeyBank credit facility to purchase for cash an indirect interest in land to be used for the development of ACC5 and ACC6.

Contribution of Assets in Connection with the IPO

Operating and Development Properties

Following the contribution of properties to secure the KeyBank credit facility, we will acquire the holding company through a series of five mergers and will indirectly own all of the interests in VA3, VA4, ACC2, ACC3, CH1 and the land on which we plan to develop ACC5 and ACC6. In addition, we will acquire a 100% interest in ACC4 and land to be used for the development of NJ1 and ACC7 through a merger and contribution, respectively. In connection with these transactions, the members of the property-holding entities will receive, based on previous elections made by them, an aggregate of $             in cash and              OP units.

Contract Rights to Acquire Santa Clara Land

We have entered into a contribution agreement pursuant to which an entity controlled by our sponsors will contribute contract rights to acquire land in Santa Clara, California to us. In connection with this contribution, our sponsors will receive, based on previous elections made by them, an aggregate of $             in cash.

Property Management, Development, Leasing and Asset Management Agreements and Arrangements

We have entered into contribution agreements with affiliates of our sponsors pursuant to which such affiliates will contribute property management, development, leasing and asset management agreements and arrangements to us, and the members of such affiliates (including our sponsors) will receive, based on previous elections made by them, an aggregate of $             in cash and              OP units.

Technical Services Arrangements

We have entered into an agreement with an affiliate of our sponsors pursuant to which such affiliate will contribute its technical services arrangements to us, which we will in turn contribute to our TRS, and the members of such affiliate (including our sponsors) will receive, based on previous elections made by them, an aggregate of $             in cash and              OP units. Following the offering, our TRS will provide technical services to our tenants on a contract basis.

Our Operating Partnership

Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations conducted by, our OP. We will contribute $             of the net proceeds of this offering to our OP in exchange for a     % interest in our OP, or $             to our OP in exchange for a     % interest in our OP if the underwriters exercise in full their option to purchase additional shares. As described above, certain other entities and individuals, including Messrs. du Pont and Fateh, will own the remaining OP units and be limited partners of our OP. We will control our OP as general partner and as the owner of approximately     % of the interests in our OP. Our primary asset will be our general and limited partner interests in our OP.

After completion of this offering and the formation transactions, Messrs. du Pont and Fateh will have an aggregate     % interest in our OP, and an approximate     % beneficial interest in us.

Tax Protection Agreements

Under the Code, taxable gain recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner (“original contributor”) in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the original contributor without an increased cash distribution. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership would result in taxable gain to the partner.

Our OP will enter into tax protection agreements with the original contributors who receive OP units in the formation transactions, including Messrs. du Pont and Fateh. See “Certain Relationships and Related Transactions—Tax Protection Agreements.” These agreements are intended to protect the original contributors against the tax consequences described above. The agreements generally apply through the tenth anniversary of the completion of this offering. If we dispose of any interest in ACC2, ACC3, VA3, VA4 or CH1 in a taxable transaction before December 31, 2016, then we will indemnify those contributors for their tax liabilities attributable to the built-in gain that exists with respect to such property interest as of the time of this offering (and tax liabilities incurred as a result of the reimbursement payment). The required indemnification will decrease ratably over the course of each year of tax protection by 10% of the estimated built-in gain, declining to zero by the end of 2016. The aggregate built-in gain on the initial properties on completion of the offering is estimated to be approximately $             million. The five properties to which this tax indemnity obligation relates represented approximately 100% of our annualized rent in the aggregate on a pro forma basis as of June 30, 2007. These tax indemnities would not apply in the event of a tax-deferred disposition of a restricted property if the restricted property is disposed of in a transaction in which no gain is required to be recognized (for example, a 1031 exchange, or a tax-free partnership merger or contribution).

However, the tax protection then would apply to the replacement property (or the partnership interest received in the exchange), to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed for that property at the time of our formation transactions

In addition, these agreements will provide that the OP will offer each original contributor who continues to hold an interest in the OP the opportunity to guarantee debt for ten years in a manner intended to provide an allocation of OP liabilities to the partner. In the event that an original contributor guarantees debt of the OP, such an original contributor will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. If the OP fails to offer the opportunity, the OP would be required to deliver to each original contributor a cash payment intended to compensate (roughly) for the tax liability resulting from the OP’s failure to make this opportunity available, including any gross up necessary to cover any income tax incurred by the original contributor as a result of any such tax protection payments.

The tax protection agreements are expected to benefit certain of the holders of our OP units by assisting them in continuing to defer U.S. federal income taxes in connection with the formation transactions and thereafter.

Our Structure

The following chart reflects our expected ownership structure and the expected ownership structure of our OP upon the completion of this offering and the formation transactions:

(1)	Includes % held by insiders.
(2)	Entity created to hold combined interests in properties serving as collateral for the KeyBank credit facility.
(3)	ACC4 Phase I was brought into service in July 2007. ACC4 Phase II is expected to be completed in November 2007.
(4)	Includes land under contract.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF

DUPONT FABROS TECHNOLOGY, L.P.

We have summarized the material terms and provisions of the Agreement of Limited Partnership of DuPont Fabros Technology, L.P., which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section, references to “we,” “our,” “us” and “our company” refer to DuPont Fabros Technology, Inc.

Management of Our OP

Our OP, DuPont Fabros Technology, L.P., is a Maryland limited partnership that was formed on July 6, 2007. Our company is the sole general partner and following the offering will be the largest limited partner of our OP. We will conduct substantially all of our business through our OP. As sole general partner of our OP, we have authority to manage its day-to-day business affairs. We may cause our OP to enter into major transactions including acquisitions, dispositions, and refinancings, subject to certain limited exceptions. However, the partnership agreement restricts our ability to engage in a business combination as more fully described in “—Termination Transactions” below. The limited partners of our OP may not transact business for, or participate in the management activities or day-to-day decisions of, our OP, except as provided in the partnership agreement and as required by applicable law. We may not be removed as general partner by the limited partners.

In the partnership agreement, the limited partners of our OP expressly acknowledge that we, as general partner of our OP, are acting for the benefit of the OP, the limited partners and our stockholders, collectively. Neither our company nor our board of directors is under any obligation to give priority to the separate interests of the limited partners in deciding whether to cause our OP to take or decline to take any actions. In particular, we will be under no obligation to consider the tax consequence to limited partners when making decisions for the benefit of the OP, but we are expressly permitted to take into account our tax consequences. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our OP, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders. We are not liable under the partnership agreement to our OP or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions so long as we have acted in good faith.

Except in cases where we receive written consent from limited partners owning 50% or more of all of the outstanding units held by limited partners, the partnership agreement provides that all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our OP, and that our OP must be operated in a manner that will enable us to qualify, on an ongoing basis, for classification as a REIT. Notwithstanding the foregoing, as discussed below, we may issue shares of our common stock in exchange for cash or other property, which we will contribute to the OP, and we may also acquire or dispose of shares of our common stock or OP units. We may also conduct certain investment activities outside of our OP, such as holding minority interests in subsidiary partnerships in order to maintain their status as partnerships, holding up to one-hundred percent of qualified REIT subsidiaries or limited liability companies, and owning bank accounts and other short-term investments we deem necessary to carry out our responsibilities under the partnership agreement and our charter.

Transferability of Interests

Except in connection with a transaction described in “—Termination Transactions” below, we, as general partner, may not voluntarily withdraw from our OP, or transfer or assign all or any portion of our interest in our OP, without the written consent of limited partners holding 50% or more of all of the outstanding units held by limited partners. The limited partners have agreed not to sell, assign, encumber, or otherwise dispose of their OP units in our OP without our consent for the 12-month period following the completion of this offering, other than to us, as general partner, to immediate family members, to certain affiliates of the limited partners (excluding our company and any affiliates of our company who are not natural persons), to a trust for the benefit of a charitable beneficiary, or to a lending institution as collateral for a bona fide loan, subject to certain limitations.

Amendments of the Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by limited partners holding 25% or more of all of the outstanding units held by limited partners.

Generally, the partnership agreement may not be amended, modified, or terminated without our approval and the written consent of limited partners holding 50% or more of all of the outstanding units held by limited partners (excluding our company and any affiliates of our company who are not natural persons). As general partner, we will have the power to unilaterally make certain amendments to the partnership agreement, without obtaining the consent of the limited partners, as may be necessary to:

•	add to our obligations as general partner or surrender any right or power granted to us as general partner for the benefit of the limited partners;

•	reflect the issuance of additional units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the partnership agreement;

•	set forth or amend the designations, rights, powers, duties, and preferences of the holders of any additional OP units issued by the OP;

•

reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with the partnership agreement or law;

•	reflect changes that are reasonably necessary for us, as general partner, to qualify and maintain our qualification as a REIT;

•	modify the manner in which capital accounts are computed;

•	include provisions referenced in future federal income tax guidance relating to compensatory partnership interests that we determine are reasonably necessary in respect of such guidance; or

•	satisfy any requirements, conditions or guidelines of federal or state law.

The following is a list of provisions in the partnership agreement that, in order to be amended, are expected to require our approval, as general partner, and the approval of a majority of the partnership interests held by limited partners other than us:

•	the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to us in particular;

•	the prohibition against removing us as general partner by the limited partners;

•	restrictions on our power to conduct businesses other than owning partnership interests of the partnership and the relationship of shares of our stock to partnership units;

•	limitations on transactions with affiliates;

•	our liability as general partner for monetary or other damages to the partnership;

•	partnership consent requirements for the sale or other disposition of substantially all the assets of the partnership; or

•	the transfer of partnership interests held by us or the dissolution of the partnership.

Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights, or alter the protections of the limited partners in connection with termination transactions described below must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of limited partners holding 50% or more of all of the outstanding units held by limited partners (excluding our company and any affiliates of our company who are not natural persons), we, as general partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the partnership agreement;

•	perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any liability not contemplated in the partnership agreement;

•	enter into or conduct any business other than in connection with our role as general partner of the OP and our operation as a REIT;

•	transfer or assign all or any portion of our interest in our OP;

•	acquire an interest in real or personal property (other than in Safari Ventures in connection with our formation) other than through our OP;

•	except as described in “Termination Transactions” below, withdraw from the OP or transfer any portion of our general partnership interest; or

•	be relieved of our obligations under the partnership agreement following any permitted transfer of our general partnership interest.

Distributions to Partners

The partnership agreement provides that we, as the general partner, shall distribute quarterly all, or such portion as we may in our discretion determine, of available cash to the partners of the OP on a pro rata basis in accordance with the partners’ respective percentage interests after accounting for any preferred partnership interests that may be issued in the future, provided however, that we shall take reasonable efforts to cause the OP to distribute sufficient amounts, in our discretion, to enable us to continue to qualify as a REIT and to avoid any excise tax that would otherwise be imposed on us.

Available cash is the sum of the partnership’s net operating cash flow plus reductions of any reserves and minus principal payments on debt and capital expenditures, investments in any entity, and increases in reserves or working capital accounts and any amounts paid in redemption of limited partner interests.

Redemption/Exchange Rights

Limited partners will have the right, commencing on the date which is 12 months after the completion of this offering, to require our OP to redeem all or a portion of their OP units for cash based upon the fair market value of an equivalent number of shares of our company’s common stock as determined at the time of the redemption. Alternatively, we may elect to acquire those OP units in exchange for shares of our company’s common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of stock rights, specified extraordinary distributions, and similar events. We presently anticipate that we will elect to issue shares of our company’s common stock in exchange for OP units in connection with each redemption request, rather than having our OP redeem the units for cash. With each redemption or exchange, we increase our company’s percentage ownership interest in our OP. Commencing on or after the date which is 12 months after the completion of this offering, limited partners who hold OP units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our company’s ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.”

Registration Rights

We have granted those persons with a direct or indirect interest in the property entities who will receive OP units in the formation transactions certain registration rights with respect to the shares of our common stock that may be issued to them in connection with the exercise of the redemption/exchange rights under the partnership agreement. These registration rights require us to seek to register all such shares of our common stock effective as of that date which is 12 months following completion of this offering on a “shelf” registration statement under the Securities Act. We will bear expenses incident to our registration requirements under the registration rights granted by our partnership agreement, except that such expenses shall not include any underwriting fees, discounts or commissions or any out-of-pocket expenses of the persons exercising the redemption/exchange rights or transfer taxes, if any, relating to such shares.

Issuance of Additional Units, Common Stock or Convertible Securities

As sole general partner, we have the ability to cause the OP to issue additional OP units representing general and limited partnership interests. These additional units may include preferred limited partnership units. In addition, we may issue additional shares of our common stock or convertible securities, but, except as otherwise provided in the partnership agreement, only if we cause our OP to issue to us partnership interests or rights, options, warrants, or convertible or exchangeable securities of our OP having designations, preferences and other rights, so that the economic interests of our OP’s interests issued are substantially similar to the securities that we have issued.

Tax Matters

We are the tax matters partner of our OP and, as such, we have authority to represent the OP in any tax disputes and to make tax elections under the Code on behalf of our OP.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our OP will generally be allocated to us, as general partner, and the limited partners in accordance with such partners’ respective percentage interests in our OP. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our OP. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations. See “Federal Income Tax Considerations.”

In addition, we will from time to time issue LTIP units to persons who provide services to our OP for such consideration or for no consideration as we may determine to be appropriate, and admit such persons as limited partners of our OP. The LTIP units will be similar to our OP units in many respects and will rank pari passu with our OP units as to the payment of regular and special periodic or other distributions except liquidating distributions. The LTIP units may be subject to vesting requirements. Also, initially LTIP units will not have redemption or common stock exchange rights. Holders of vested LTIP units generally may convert some or all of their LTIP units into OP units under certain circumstances, provided that the holder’s capital account balance attributable to each such LTIP unit to be converted equals our capital account balance with respect to an ordinary OP unit. Because the holders of LTIP units generally will not pay fair market value for the LTIP units, their capital account balance attributable to an LTIP unit initially will generally be zero. Accordingly, to increase the capital account balances of holders of LTIP units so they may convert such profits interest units into OP units, the partnership agreement provides that holders of LTIP units are to receive special allocations of gain in the event of an actual or hypothetical sale of all or substantially all of the assets of our OP prior to the allocation of gain to us or other limited partners. Once the LTIP units are converted to units, the units will have all of the rights and obligations associated with units as set forth in the partnership agreement.

Operations

The partnership agreement provides that our OP will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our OP.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions

We may not merge, consolidate or otherwise combine our assets with another entity, in a transaction in which we are not the surviving entity or sell all or substantially all of our assets, or reclassify, recapitalize or change the terms of our outstanding common equity interests without the consent of a majority in interest of the other limited partners, unless:

•

in connection with such event, all limited partners, other than ourselves as a limited partner, shall have a right to receive consideration that is equivalent to the consideration received by holders of our common stock; or

•

substantially all of the assets of our OP are to be owned by a surviving entity in which our limited partners, other than us, will hold rights that are at least as favorable relative to the rights of the shareholders of the surviving general partner as the existing rights held by our limited partners are relative to the rights of our shareholders, including preservation of their current tax position and redemption rights with respect to their ownership of OP units.

Term

Our OP will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our OP in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith, fraud or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, we, as general partner of our OP, and our officers, directors, agents or employees, are not liable or accountable to our OP for losses sustained, liabilities incurred, or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock and shares of common stock into which OP units, including LTIP units, are exchangeable (without giving effect to the 12 month restriction on exchange applicable to OP units) immediately following the consummation of this offering and the formation transactions by (1) each of our named executive officers, (2) each of our directors and director nominees, (3) all of our executive officers, directors and director nominees as a group and (4) each holder of five percent or more of our shares of common stock.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of                     , 2007 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o DuPont Fabros Technology, Inc., 1212 New York Avenue, N.W., Washington, D.C. 20005.

Beneficial Owner	Number of Shares and OP Units Beneficially Owned	Percentage of All Shares(1)	Percentage of All Shares and OP Units(2)
Named Executive Officers, Directors and Director Nominees
Lammot J. du Pont(3)
Hossein Fateh(4)
Steven G. Osgood(5)

All named executive officers, directors and director nominees as a group ( persons)

*	Less than 1.0%
(1)	Assumes shares of our common stock are outstanding immediately following this offering. In addition, amounts for individuals assume that all OP units, including LTIP units, held by the person are exchanged for shares of our common stock, and amounts for all executive officers, directors and director nominees as a group assume all OP units, including LTIP units, held by them are exchanged for shares of our common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the OP units held by other persons are exchanged for shares of our common stock.
(2)	Assumes a total of shares of common stock and OP units are outstanding immediately following this offering, comprised of shares of common stock and OP units not owned by us, which may be exchanged for cash or shares of common stock as described in “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.”
(3)	Consists of shares of common stock, OP units and fully vested LTIP units, which are expected to be issued to Mr. du Pont upon completion of this offering, held by Mr. du Pont and affiliates of Mr. du Pont with respect to which Mr. du Pont has sole voting and investment power.
(4)	Consists of shares of common stock, OP units and fully vested LTIP units, which are expected to be issued to Mr. Fateh upon completion of this offering, held by Mr. Fateh and affiliates of Mr. Fateh with respect to which Mr. Fateh has sole voting and investment power.
(5)	Consists of shares of restricted stock expected to be issued to Mr. Osgood upon completion of this offering. One half of the shares will vest on January 2, 2008, with the remainder vesting on July 24, 2008. Mr. Osgood will not have investment power with respect to the shares of restricted stock until such stock is fully vested.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to              shares of our common stock, $0.001 par value per share, or, common stock, and              shares of preferred stock, $0.001 par value per share, or preferred stock. Our charter authorizes our board of directors to increase or decrease the number of authorized shares without stockholder approval. Upon completion of this offering,              shares of our common stock and no shares of preferred stock will be issued and outstanding.

Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Common Stock

All shares of our common stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of the charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, as and when authorized by our board of directors out of assets legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on transfer of stock and except as may be otherwise specified therein with respect to any class or series of common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these actions may be taken if declared advisable by a majority of our board of directors and approved by the vote of a majority of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. In addition, because operating assets may be held by a corporation’s subsidiaries, as in our situation, these subsidiaries may be able to transfer all or substantially all of such assets without a vote of our stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on transfers of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase Authorized Stock and Issue Additional Shares of our Common Stock and Preferred Stock

We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of our taxable year (other than the first year for which an election to be a REIT has been made).

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, our charter generally prohibits any person (other than a qualified institutional investor or a person who has been granted an exception, or an excepted holder) from actually or constructively owning more than     % of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding capital stock by value. However, our charter permits exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT. In addition, our charter permits any qualified institutional investor to actually or constructively own up to 9.8% of our common stock by value or by number of shares, whichever is more restrictive, or 9.8% of our outstanding capital stock by value. In addition, our charter permits Mr. du Pont, certain of his affiliates, family members and trusts formed for the benefit of the foregoing to actually or constructively own up to     % of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding capital stock by value, and Mr. Fateh, certain of his affiliates, family members and trusts formed for the benefit of the foregoing shall be permitted to actually or constructively own up to     % of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding capital stock by value.

Our charter also prohibits any person from (a) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code, (b) transferring shares of our capital stock if such transfer would result in our being beneficially owned by fewer than 100 persons and (c) beneficially or constructively owning 10% or more of the ownership interest in a tenant of our real property. Any person who acquires of attempts or intends to acquire beneficial ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfers on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer on our best interest to attempt to qualify, or to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and any of the restrictions described above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representation, covenant and understandings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in our losing our status as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the IRS or an opinion of counsel in either case inform and substance satisfactory to the board of directors, in its sole discretion in order to determine or ensure our status as a REIT.

However, if any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the trustee; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•

the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•

to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of our capital stock within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each owner shall provide to us such additional information as we may request in order to determine the effect, if any, of the owner’s beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our bylaws provide that the number of directors of our company may be established by our board of directors but may not be fewer than the minimum number permitted under the MGCL nor more than 15. Initially, we expect to have seven directors. Except as may be provided in our charter or bylaws, in accordance with the provisions of Section 3-804(c) of the MGCL, which provides that a vacancy, including a vacancy created by an increase in the number of directors, will be filled by the remaining directors until a successor is elected and qualifies.

Pursuant to our charter, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualify under Maryland law. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as any person who beneficially owns 10% or more of the voting power of the corporation’s stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance at or after the time of the approval, with any terms and conditions determined by it.

After the five-year prohibition, any business combination between the company and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and an interested stockholder, unless our board later resolves to opt back into these provisions. As a result, anyone who later becomes an interested stockholder may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the super-majority vote requirements and the other provisions of the statute. We cannot assure you that our board of directors will not opt to be subject to such business combination provisions in the future.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver the statement as required by Maryland law, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by a corporation’s charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. We cannot provide you any assurance that our board of directors will not amend or eliminate this provision at any time in the future, and our board of directors may do so on a retroactive basis.

Subtitle 8

Title 3, Subtitle 8 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any of (1) a classified board, (2) a two-thirds vote requirement for removing a director, (3) a requirement that the number of directors be fixed only by vote of the directors, (4) a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, or (5) a majority requirement for the calling of a special meeting of stockholders. Pursuant to Subtitle 8, we have elected to provide that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already require a two-thirds vote for the removal of any director from the board, vest in the board the exclusive power to fix the number of directorships, subject to the limitations set forth in our bylaws, and fill vacancies and require, unless called by the chairman of our board of directors, our president or chief executive officer or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting to call a special meeting. We have not elected to create a classified board; however, our board may elect to do so in the future without stockholder approval.

Charter Amendments and Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter generally provides that charter amendments requiring stockholder approval must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, our charter’s provisions regarding removal of directors and stock ownership restrictions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter. In addition, our board may, upon vote of a majority of our board of directors acting without stockholder approval, increase or decrease the aggregate number of shares of stock of the corporation or the number of shares of stock of any class that the corporation has authority to issue. In addition, we generally may not merge with or into another company, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without any vote of the corporation’s stockholders.

Bylaw Amendments

Our board of directors has the exclusive power to adopt, alter or appeal any provision of our bylaws and to make new bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•	with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

•

with respect to special meetings of stockholders, only the business specified in our company’s notice of meeting may be brought before the meeting of stockholders and nominations of individuals for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting is a stockholder at the time of the annual meeting and has complied with the advance notice provisions set forth in our bylaws.

The advance notice procedures of our bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not less than 90 nor more than 120 days prior to the first anniversary of the date of our preceding year’s annual meeting.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The provisions of our charter on removal of directors and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or certain of the provisions of Title 3, Subtitle 8 of the MGCL, to the extent we have not already done so, or if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Ownership Limit

Subject to certain exceptions, our charter will provide that no person (other than a qualified institutional investor or an excepted holder) may actually or constructively own more than      % of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or     % of our outstanding shares of capital stock by value. In addition, our charter will permit any qualified institutional investor to actually or constructively own up to 9.8% of our common stock by value or by number or value, whichever is more restrictive, or 9.8% of our outstanding capital stock.

We refer to these restrictions as the “ownership limit” and the “qualified institutional ownership limit,” respectively. For a fuller description of these restrictions and the constructive ownership rules, see “Description of Securities—Restrictions on Ownership and Transfer.”

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

We have entered into an indemnification agreement with each of our executive officers and directors as described in “Management—Indemnification Agreements.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding              shares of our common stock (             shares if the underwriters exercise in full their option to purchase up to an additional              shares). In addition, upon completion of this offering,              shares of our common stock will be reserved for issuance upon exchange of OP units.

The              shares sold in this offering (             shares if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Any shares purchased by affiliates in this offering and the shares of our common stock owned by affiliates upon redemption/exchange of OP units will be “restricted shares” as defined in Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•

1% of the shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering (             shares if the underwriters exercise their option to purchase additional shares in full); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of restricted securities under Rule 144 that were purchased from us or any of our affiliates at least two years previously, would be entitled to sell those shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Prior to completion of this offering, our only stockholders were Messrs. du Pont and Fateh, who each received 500 common shares in connection with the initial capitalization of our company.

Redemption Rights

In connection with the formation transactions, our OP will issue an aggregate of              OP units to contributors of interests in the property entities that we will acquire upon completion of this offering and the formation transactions. Beginning on or after the date which is 12 months after the completion of this offering, limited partners of our OP have the right to require our OP to redeem part or all of their OP units for cash, or, at our election, shares of our common stock, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of DuPont Fabros Technology, L.P.”

Registration Rights

We have granted those persons with a direct or indirect interest in the property entities who will receive OP units in the formation transactions certain registration rights with respect to the shares of our common stock that may be issued to them in connection with the exercise of the redemption/exchange rights under the partnership agreement. These registration rights require us to seek to register all such shares of our common stock effective as of that date which is 12 months following completion of this offering on a “shelf” registration statement under the Securities Act. We will bear expenses incident to our registration requirements under the registration rights granted by our partnership agreement, except that such expenses shall not include any underwriting fees, discounts or commissions or any out-of-pocket expenses of the persons exercising the redemption/exchange rights or transfer taxes, if any, relating to such shares.

Grants Under 2007 Plan

We intend to adopt the 2007 Plan immediately prior to the completion of this offering. The 2007 Plan provides for the grant of incentive awards to our employees, directors and consultants. We intend to issue an aggregate of              shares of common stock (including              shares of restricted stock) to officers, directors and employees upon completion of this offering, and intend to reserve an additional              shares of our common stock for issuance under the plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the 2007 Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or restricted shares of our common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements and Other Contractual Restrictions on Resale

In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act, under the partnership agreement, holders of OP units received in connection with the formation transactions do not have redemption or exchange rights, and may not otherwise transfer their OP units, except under certain limited circumstances, for a period of 12 months following completion of this offering. In addition, our executive officers and directors, other than Messrs. du Pont and Fateh, have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering, subject to a limited extension under certain circumstances. In the case of Messrs. du Pont and Fateh, the lock-up period will be 12 months. Such transfer restrictions may be waived with the consent of each of Lehman Brothers Inc. and UBS Securities LLC. See “Description of Securities—Restrictions on Ownership and Transfer” and “Underwriting.”

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences relating to the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “DuPont Fabros Technology,” “we,” “our,” and “us” mean only DuPont Fabros Technology, Inc., and not its subsidiaries, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Hunton & Williams LLP has acted as our special tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a holder of shares of our common stock. However, we cannot assure you that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Except as otherwise indicated, no advanced ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents or partnership agreements. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules, such as:

•	an insurance company;

•	a financial institution, broker, or dealer;

•	a regulated investment company or a REIT;

•	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

•	a person holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	a person holding our stock indirectly through other vehicles, such as partnerships, trusts, or other pass-through entities;

•	a tax-exempt organization; and

•	a foreign investor.

This summary assumes that you will hold our common stock as a capital asset, which generally means as property held for investment. The federal income tax treatment of holders of our stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding our common stock to any particular stockholder will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the specific tax consequences (including the federal, state, local, and foreign tax consequences) to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of DuPont Fabros Technology

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2007. We believe that we are organized and will operate in such a manner as to qualify for taxation as a REIT, and intend to continue to operate in such a manner.

The law firm of Hunton & Williams LLP has acted as our special tax counsel in connection with our election to be taxed as a REIT. We expect to receive an opinion of Hunton & Williams LLP to the effect that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Hunton & Williams LLP will, if issued, be based on various factual assumptions relating to our organization and operation, and is conditioned upon factual representations and covenants made by our management regarding our organization, assets, and the past, present, and future conduct of our business operations and our ability to rely on the private letter ruling issued to us by the IRS. See “—Income Tests.” While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Hunton & Williams LLP or us that we will so qualify for any particular year. The opinion of Hunton & Williams LLP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, will be expressed as of the date issued, and will not cover subsequent periods. Opinions of counsel impose no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and we cannot assure you that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, asset ownership, distribution levels, and diversity of stock ownership, various qualification requirements imposed on REITs by the Code, compliance with which will not be reviewed by special tax counsel. In addition, our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis, which may not be reviewed by special tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. We have received, as described more fully under “—Income Tests,” a private letter ruling from the IRS substantially to the effect that our buildings (including the structural components) will be treated as real property for purposes of the gross income tests and the asset tests and that certain services that we will provide directly to our tenants will not cause any amounts received from our tenants to fail to be treated as qualifying rents from real property for purposes of the gross income tests. We have not received, and do not expect to seek, a private letter ruling from the IRS on any other issue. Accordingly, we cannot assure you that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, we cannot assure you that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. Thus, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level upon the distribution of that income.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”) and the Tax Increase Prevention and Reconciliation Act of 2005 reduced the rate at which stockholders taxed at individual rates are taxed on corporate dividends from a maximum of 38.6% to a maximum of 15% (the latter of which is the same as the rate for long-term capital gains) for the years 2003 through 2010. With limited exceptions, however, dividends received by stockholders from us, or from other entities that are taxed as REITs, are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which is currently taxed at a maximum rate of 35%. See “Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•

We will generally be taxed at regular corporate rates on any income, including net capital gains, that we do not distribute during or within a specified time period after the calendar year in which such income is earned.

•	We may be subject to the “alternative minimum tax.”

•

If we earn net income from “prohibited transactions,” which generally are sales or other dispositions of property, other than foreclosure property, that is included in our inventory or held by us primarily for sale to customers in the ordinary course of business, we will be subject to a tax at the rate of 100% of such net income. We intend to conduct our operations so that no asset owned by us or any of our pass-through subsidiaries will be treated as inventory or property held for sale to customers, and that a sale or other disposition of any such asset will not be made in our ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. We cannot assure you that any property in which we hold a direct or indirect interest will not be treated as inventory or property held for sale to customers, or that we will comply with certain safe-harbor provisions of the Code that would prevent such treatment.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on net income from “prohibited transactions,” but such net income from the sale or other disposition of such foreclosure property will be subject to corporate income tax at the highest applicable rate, which is currently 35%. We do not anticipate receiving any income from foreclosure property.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•

If we should fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy the reporting requirements described in Section 856(c)(6) of the Code and our failure of such test or tests is due to reasonable cause and not due to willful neglect, we will be subject to a tax equal to 100% of the greater of the amount of gross income by which we fail either the 75% gross income test or the 95% gross income test, multiplied by a fraction which is our taxable income over our gross income determined with certain modifications.

•

Similarly, if we should fail to satisfy any of the asset tests (other than a de minimis failure of the 5% and 10% asset tests described below), but nonetheless maintain our qualification as a REIT because we satisfy our reporting and disposition requirements in Section 856(c)(7) of the Code and our failure to satisfy test or tests is due to reasonable cause and not due to willful neglect, we will be subject to a tax equal to the greater of $50,000 or the amount of net income generated by the assets that caused the failure multiplied by the highest corporate tax rate.

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If we should fail to meet certain minimum distribution requirements during any calendar year, which is an amount equal to or greater than the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any such taxable income from prior periods that is undistributed, we would be subject to an excise tax at the rate of 4% on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and asset tests, we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•

A 100% tax may be imposed with respect to items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary if and to the extent that the IRS establishes that such items were not based on market rates.

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If we acquire appreciated assets from a corporation taxable under subchapter C, i.e., a corporation that is not a REIT, in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any of such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	One of our subsidiaries is a TRS, the earnings of which will be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1. that is managed by one or more trustees or directors;

2. the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3. that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

4. that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5. the beneficial ownership of which is held by 100 or more persons;

6. in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

7. that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxable as a REIT. Our amended and restated certificate of incorporation provides restrictions regarding transfers of its shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement. The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” if a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, the Code extends similar relief from violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, if the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax that may be based upon the magnitude of the violation. If we fail to satisfy any of the various REIT requirements, we cannot assure you that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership or other entity taxable as a partnership for federal income tax purposes, such as our OP, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets (subject to special rules relating to the 10% asset test described below) and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below. Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets, liabilities, and items of income in the OP will be treated as our assets, liabilities, and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investments in the OP.”

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS as described below, that is wholly owned by a REIT, or by one or more disregarded subsidiaries of the REIT, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.” In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries. REITs, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS of the REIT. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders. A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. A TRS may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries (for example activities that give rise to certain categories of income such as management fees). A TRS, however, may not directly or indirectly operate or manage a hotel or lodging facility or provide rights to any brand name under which any hotel or healthcare facility in operation. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS and its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis. We may engage in activities indirectly through a TRS as necessary or convenient to avoid obtaining the benefit of income or service that would jeopardize our REIT status if we engaged in the activities directly. We will initially have one TRS, DF Technical Services, LLC.

Income Tests

In order to qualify and maintain our qualification as a REIT, we must satisfy annually two gross income requirements. First, at least 95% of our gross income for each taxable year, but excluding gross income from “prohibited transactions” and certain hedging transactions, must be derived from: (1) dividends; (2) interest; (3) rents from real property (i.e., income that qualifies under the 75% test described below); (4) gain from the sale or other disposition of stock, securities, and real property (including interests in real property and interests in mortgages on real property) which is not described in Section 1221(a)(1) of the Code; (5) abatements and refunds of taxes on real property; (6) income and gain derived from foreclosure property; (7) amounts (other than amounts determined in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and (8) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction solely by reason of Section 857(b)(6) of the Code.

Second, at least 75% of our gross income for each taxable year must be derived from: (1) rents from real property; (2) interest on obligations secured by mortgages on real property or on interests in real property; (3) gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not property described in Section 1221(a)(1) of the Code; (4) dividends or other distributions on, and gain (other than gain from “prohibited transactions”) from the sale or other disposition of, transferable shares (or transferable certificates of beneficial interest) in other REITs which meet the requirements of this part; (5) abatements and refunds of taxes on real property; (6) income and gain derived from foreclosure property; (7) amounts (other than amounts determined in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property an interests in real property); (8) gain from the sale or disposition of a real estate asset which is not a prohibited transaction solely by reason of Section 857(b)(6) of the Code; and (9) qualified temporary investment income.

Income described under the 95% or 75% gross income test above is referred to as “Good REIT Income.”

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above, only if several conditions, including the following, are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” if it constitutes more than 15% of the total rent received under the lease (“Non-Qualifying Rent”).

A significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating ventilation and air conditioning, humidification regulation, security and fire protection, and telecommunication services. We have received a private letter ruling from the IRS holding, among other things, that our buildings, including the structural components, constitute real property for purposes of the gross income tests and asset tests. Based on that ruling and our review of our properties, we have determined that rent attributable to personal property is not Non-Qualifying Rent with respect to any particular lease. If, despite the private letter ruling, the IRS were to determine that structural components at our properties constituted personal property rather than real property, a significant portion of our rent would constitute Non-Qualifying Rent and we would fail to satisfy the 75% and 95% gross income tests. We are entitled to rely upon that private letter ruling only to the extent that we did not misstate or omit a material fact in the ruling request we submitted to the IRS and that we operate in the future in accordance with the facts described in that request. Moreover, the IRS, in its sole discretion, may decide to revoke the private letter ruling. Accordingly, no complete assurance can be provided that the IRS will not successfully assert that rent attributable to personal property with respect to a particular lease is Non-Qualifying Rent with respect to such lease.

Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenues and that satisfies certain other requirements. We and our affiliates are permitted, however, to perform only services that are “usually or customarily rendered” in connection with the rental of space for occupancy and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Furthermore, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements.

The private letter ruling we received from the IRS held that certain services that we will provide to our tenants directly would not prevent the rent received from those properties as constituting rents from real property. The private letter ruling specifically addressed services related to utilities; controlled humidity; security; fire protection; common area maintenance (including cleaning and maintenance of public areas, landscaping, and pest control); management, operation and maintenance, and repair of the major building systems and components of the data system buildings (including structural components); parking for tenants and their visitors (including reserved and unreserved unattended parking); and telecommunication infrastructure to allow tenants to connect to third-party telecommunication providers. The private letter ruling was based, in part, on our representation that those services are customarily rendered in connection with the rental of comparable buildings in the geographic market in which our buildings are located. Our ability to rely upon the private letter ruling is dependent on the accuracy of that representation and on our not misstating or omitting another material fact in the ruling request we submitted to the IRS. If, despite the private letter ruling, the IRS were to determine that services we directly provide at our properties were not “usually and customarily rendered” in connection with the rental of real property, the rent from our property would not constitute Good Income and we would likely fail to satisfy the 95% and 75% gross income tests. We intend to provide any services that are not “usually and customarily rendered” in connection with the rental of real property through our TRS or through an “independent contractor.” In addition, we generally may not, and will not, charge rent that is based in whole or in part on the income or profits of any person, except for rents that are based on a percentage of the tenant’s gross receipts or sales.

The rents at our properties are based on the square footage leased to the tenants and other factors (including the power available for use by the tenants). Tenants are entitled to reduce the management fee paid to us if we do not provide an uninterruptible, stable source of power to the tenants’ space or do not maintain an environment within the tenants’ space at specified temperatures or humidity ranges. Although the fixed rent at our properties is determined, in part, on the amount of available power and the management fee paid by our tenants is contingent on our providing the required power and maintaining in the appropriate temperatures and humidity ranges, no portion of the rent we receive is based, in whole or in part, on the income or profits or profits of any person. Also, except in the case of certain rental income from a TRS, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the tenant’s equity. Based on the private letter ruling and our review of our properties and leases, we believe that substantially all of our gross income will be rents from real property.

We may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% income tests.

Any income or gain we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of the 95% gross income test, and therefore will be disregarded for purposes of this test, provided that specified requirements are met, but generally will constitute non-qualifying income for purposes of the 75% gross income test. Such requirements include that the instrument hedges risks associated with indebtedness issued or to be issued by us or our pass-through subsidiaries incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and that the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if: (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect, and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply and we retain our REIT status, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

We, at the close of each calendar quarter, must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term “real estate assets” includes interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Securities that do not qualify for purposes of this 75% test are subject to the additional asset tests described below, while securities that do qualify for purposes of the 75% asset test are generally not subject to the additional asset tests.

Second, of our investments that are not included in the 75% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

Third, of our investments that are not included in the 75% asset class, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% value test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for the purposes of the 10% value test, the determination of our interest in the assets of an entity treated as a partnership for federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT’s total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for “straight debt,” satisfies other conditions described below, or is sufficiently small so as not to otherwise cause an asset test violation. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by us that is issued by another REIT is not a qualifying asset, except for the 10% value test.

Certain relief provisions are available to REITs that fail to satisfy the asset requirements. One such provision allows a REIT which fails one or more of the asset requirements (other than de minimis violations of the 5% and 10% asset tests as described below) to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets, and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which does not include securities having certain contingency features. A security will not qualify as “straight debt” where a REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the issuer of that security that do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership to a REIT is not taken into account to the extent, if any, of the REIT’s proportionate equity interest in that partnership.

We believe that our holdings of assets will comply, and will continue to comply, with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. As described above in “—Income Tests,” we have received a ruling from the IRS holding that our buildings (including certain structural components) will constitute real property for purposed of the asset tests. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. Moreover, we cannot assure you that the IRS will not contend that any of our assets or our interests in the securities violate the REIT asset laws.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a) the sum of

(i) 90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and net capital gains); and

(ii) 90% of the (after tax) net income, if any, from foreclosure property (as described below); minus

(b) the sum of specified items of non-cash income.

Distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared in October, November, or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, a distribution for a taxable year may be declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by us. Stockholders of ours would then increase the adjusted basis of their DuPont Fabros stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax. It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property. We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

Specified cure provisions are available to us in the event we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at a rate of 15% (through 2010), and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. We cannot assure you that any property we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates.

Hedging Transactions

We and our subsidiaries may from time to time enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Any income from such instruments, or gain from the disposition of such instruments, would not be qualifying income for purposes of the REIT 75% gross income test.

Income of a REIT, including income from a pass-through subsidiary, arising from “clearly identified” hedging transactions that are entered into to manage the risk of interest rate or price changes or currency fluctuations with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets, are not treated as gross income for purposes of the 95% REIT income test, and, are therefore disregarded for such test. In general, for a hedging transaction to be “clearly identified,” (a) it must be identified as a hedging transaction before the end of the day on which it is acquired or entered into, and (b) the items or risks being hedged must be identified “substantially contemporaneously” with entering into the hedging transaction (generally, not more than 35 days after entering into the hedging transaction). To the extent that we hedge with other types of financial instruments or in other situations, the resultant income will generally be treated as income that does not qualify under the 95% or 75% income tests.

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. However, we cannot assure you that our hedging activities will not give rise to income that would adversely affect our ability to satisfy the REIT qualification requirements.

Tax Aspects of Investments in the OP

General

We will hold substantially all of our real estate assets through a single OP that holds pass-through subsidiaries. In general, an entity classified as a partnership (or a disregarded entity) for federal income tax purposes is a “pass-through” entity that is not subject to federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of the entity, and are potentially subject to tax on these items, without regard to whether the partners or members receive a distribution from the entity. Thus, we would include in our income our proportionate share of these income items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we would include our proportionate share of the assets held by the OP. Consequently, to the extent that we hold an equity interest in the OP, the OP’s assets and operations may affect our ability to qualify as a REIT.

Entity Classification

Our investment in our OP involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of such partnership. If the IRS were to successfully treat the OP as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, the OP would be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “Taxation of DuPont Fabros Technology—Asset Tests” and “—Income Tests,” and in turn could prevent us from qualifying as a REIT unless we are eligible for relief from the violation pursuant to relief provisions described above. See “Taxation of DuPont Fabros Technology—Failure to Qualify,” above, for a discussion of the effect of our failure to meet these tests for a taxable year, and of the relief provisions. In addition, any change in the status of the OP for tax purposes could be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

Under the Code and the Treasury regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect other economic or legal arrangements among the partners. These rules may apply to a contribution of property by us to an OP. To the extent that the OP acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time at which the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may apply to the contribution by us to the OP of the cash proceeds received in offerings of our stock. As a result, members, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of the OP’s properties than would be the case if all of the OP’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to the OP. This could cause us to recognize taxable income in excess of cash flow from the OP, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

The OP will use the “traditional method” under Section 704(c) of the Code with respect to the original contributed properties. As a result of the OP’s use of the traditional method, our tax depreciation deductions attributable to those properties may be lower, and gain on sale of such property may be higher, than they would have been if our OP had acquired those properties for cash. If we receive lower tax depreciation deductions from the contributed properties, we would recognize increased taxable income, which could increase the annual distributions that we are required to make under the federal income tax rules applicable to REITs or cause a higher portion of our distributions to be treated as taxable dividend income, instead of a tax-free return of capital or a capital gain. See “—Taxation of Stockholders”.

Sale of Properties

Our share of any gain realized by our OP or any other subsidiary partnership or limited liability company on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% excise tax. See “Taxation of DuPont Fabros Technology—Taxation of REITs in General” and “Taxation of DuPont Fabros Technology—Prohibited Transactions.” Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all of the facts and circumstances of the particular transaction. Our OP and our other subsidiary partnerships and limited liability companies generally intend to hold their interests in properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, operating, financing and leasing the properties, and to make occasional sales of the properties, including peripheral land, as are consistent with our investment objectives.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions. Provided that we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2010) for qualified dividends received by stockholders taxed at individual rates from taxable C corporations and certain foreign corporations. Such stockholders, however, are taxed at the preferential rates on certain out-of-the-ordinary dividends designated by and received from REITs. These are dividends attributable to (1) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (2) dividends received by the REIT from TRSs or other taxable C corporations, or (3) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions from us that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2010) in the case of stockholders who are taxed at individual rates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits generally will be allocated first to distributions with respect to preferred stock, none of which is currently issued and outstanding, and then to common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by DuPont Fabros and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

Dispositions of DuPont Fabros Stock. In general, a domestic stockholder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the stockholder’s adjusted tax basis in the stock at the time of the disposition. In general, a stockholder’s tax basis will equal the stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the stockholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by stockholders taxed at individual rates upon the sale or disposition of shares of our stock will be subject to a maximum federal income tax rate of 15% (through 2010) if the stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent sale or other disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly and apply to transactions that would not typically be considered tax shelters. In addition significant penalties are imposed by the Code for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations. Distributions made by us and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Stockholders

The following is a summary of certain federal income and estate tax consequences of the ownership and disposition of our common stock applicable to non-U.S. holders of our common stock. A “non-U.S. holder” is any person other than:

(a) a citizen or resident of the United States;

(b) a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

(c) an estate, the income of which is includable in gross income for federal income tax purposes regardless of its source; or

(d) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The discussion is based on current law and is for general information only. It addresses only selected, and not all, aspects of federal income and estate taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by an income tax treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder, and the income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest (a “USRPI”), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the stockholder’s basis in its DuPont Fabros stock will be treated as gain from the sale or exchange of such stock and be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (for example, an individual or a corporation, as the case may be). The collection of the tax will be enforced by a creditable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by us directly, lower-tier REITs, or through pass-through subsidiaries (“USRPI capital gains”), will, except as discussed below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent we could designate such dividends as a capital gain dividend. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor.

A capital gain dividend by us that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated the same as an ordinary dividend from us (see “—Taxation of Foreign Stockholders—Ordinary Dividends”), provided that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the one-year period ending on the date on which the capital gain dividend is received. We expect that our common stock will be treated as regularly traded on an established securities market following this offering.

Dispositions of DuPont Fabros Stock. Unless our stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of all of our assets (which, solely for FIRPTA purposes, includes our worldwide real property and other assets used in our trade or business) throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We cannot assure you that we will be a domestically controlled qualified investment entity.

In the event that we do not constitute a domestically controlled qualified investment entity, a non-U.S. holder’s sale or other disposition of our stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (2) the selling non-U.S. holder held 5% or less of our outstanding stock of that class at all times during a specified testing period. As noted above, we believe that our common stock will be treated as regularly traded on an established securities market following this offering.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax. DuPont Fabros stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. We own properties located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and our stockholders may not conform to the federal income tax treatment discussed above. We will pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes incurred by us do not pass through to stockholders as a credit against their federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in stock or other securities of ours.

UNDERWRITING

Lehman Brothers Inc. and UBS Securities LLC are acting as representatives of the underwriters named below. Under the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each of the underwriters named below has severally agreed to purchase from us, and we have agreed to sell to that underwriter, the respective number of shares of our common stock set forth opposite each such underwriter’s name.

Underwriter	Number of Shares
Lehman Brothers Inc.
UBS Securities LLC
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by the underwriters’ option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share(1)
Total(1)

(1)	Includes a financial advisory fee payable solely to Lehman Brothers Inc. and UBS Securities LLC of % of the initial public offering price.

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $             (excluding the underwriting discounts and financial advisory fee described above).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the initial public offering price less the underwriting discounts. This option may be exercised to the extent the underwriters sell more than              shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We and all of our directors, executive officers, certain other employees and the directed share program participants as described below have agreed that, without the prior written consent of each of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or there in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (except for a registration statement on Form S-8 relating to our 2007 Plan or a registration statement on Form S-4 relating to an acquisition of a real property company), or (4) publicly disclose the intention to do any of the foregoing, for a period of 12 months after the date of this prospectus, in the case of Messrs. du Pont and Fateh, and for a period of 180 days after the date of this prospectus, in the case of our other executive officers, directors, certain other employees and the directed share program participants.

The restricted periods described in the preceding paragraph will be extended if:

•	during the last 17 days of such restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of such restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by each of Lehman Brothers Inc. and UBS Securities LLC.

Lehman Brothers Inc. and UBS Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares of common stock offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Any participants in the Directed Share Program shall be subject to a 180 day lock up with respect to any shares sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any shares sold in the Directed Share Program to our directors or officers shall be subject to the lock-up agreement described above. See “—Lock-up Agreements.”

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have applied to list our shares of common stock for quotation on the NYSE under the symbol “DFT.” In connection with that listing, the underwriters have undertaken to sell round lots of 100 or more shares of common stock to a minimum of 2,000 beneficial owners.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Relationships

Affiliates of Lehman Brothers Inc., one of the underwriters of this offering, provided us with certain construction loans in connection with the development of ACC4 and CH1. Upon completion of this offering, we intend to repay the loans associated with ACC4, including outstanding principal in the amount of $            , any accrued unpaid interest, and prepayment penalties and exit fees totaling $            , using a portion of the net proceeds of this offering. In addition, an affiliate of Lehman Brothers Inc. provided our sponsors, Messrs. du Pont and Fateh, with a personal loan in principal amount of $            , which is secured by our sponsors’ interests in some of our initial properties and is required to be repaid upon completion of the offering. Affiliates of Lehman Brothers Inc. have also provided to entities affiliated with our sponsors certain other loans. These transactions create a potential conflict of interest because Lehman Brothers Inc. and its affiliates have an interest in the successful completion of this offering beyond the underwriting discounts and commissions Lehman Brothers Inc. will receive.

Affiliates of Lehman Brothers Inc. and UBS Securities LLC acted as co-syndication agents in connection with our secured credit facilities, including our revolving facility and our term loan. Certain of the terms of these facilities are dependent on the aggregate net cash proceeds of this offering. Additionally, such affiliates of the representatives will receive a portion of the net proceeds from the offering since we will partially repay our senior credit facilities. This transaction creates a potential conflict of interest because the affiliates of the underwriters have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive in connection with the offering.

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

Growth Management Advisors acted as an advisor to us in connection with the offering. Growth Management Advisors also has provided and may continue to provide additional advisory services to us from time to time.

Foreign Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriter, is authorized to make any further offer of the securities on behalf of the sellers or the underwriter.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Cooley Godward Kronish, LLP, and certain legal matters in connection with this offering will be passed upon for the underwriters by Hogan & Hartson LLP. Certain federal income tax matters will be passed upon for us by Hunton & Williams LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our balance sheet as of July 17, 2007, as set forth in their report. We have included our balance sheet in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the financial statements and schedule of Quill Ventures LLC at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included the financial statements and schedule of Quill Ventures LLC in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited the combined financial statements and schedule of the DuPont Fabros Acquired Properties at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included the financial statements and schedule of the DuPont Fabros Acquired Properties in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.dft.com. You should not consider information on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website, www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

DuPont Fabros Technology, Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements as of and for the six months ended June 30, 2007 and for the year ended December 31, 2006, are derived from our audited and unaudited financial statements and are presented as if the Key Bank Refinancing, this offering and the formation transactions had all occurred on June 30, 2007 for the pro forma condensed consolidated balance sheet and as of January 1, 2006 for the pro forma condensed consolidated statements of operations.

Upon completion of this offering, we will engage in a series of transactions, referred to in this prospectus as the formation transactions, that are intended to consolidate the ownership of our initial properties, Quill Ventures LLC (the “Predecessor”) and our Acquired Properties (entities as noted in the table below except for our Predecessor), including contract rights to acquire properties, facilitate this offering, raise necessary capital to repay existing indebtedness, enable us to qualify as a REIT for federal income tax purposes, and preserve the tax position of certain continuing investors. The pro forma adjustments reflect the refinancing of certain mortgages and notes payable and the acquisition of the Acquired Properties in connection with the issuance of our $200.0 million secured term loan and $275.0 million senior secured revolving credit facility, which we refer to in this prospectus as the KeyBank Refinancing. In addition, the pro forma adjustments reflect the repayment of certain debt, the additional operating expenses we expect to incur following the completion of this offering, the elimination of other property management expenses and fees, the issuance of operating units of our OP for the contribution of certain technical services, property management, development, leasing and asset management agreements to us, and the issuance of our common shares in this offering and application of the net proceeds thereof as described elsewhere in this prospectus under the caption “Use of Proceeds.”

Our Predecessor is the accounting acquirer, based on the guidance in Statement of Financial Accounting Standards No. 141 “Business Combinations”, in the formation transactions and, accordingly, the exchange of interests contributed by the members of the Predecessor will be recorded on a historical cost basis and the contribution of interests of our Acquired Properties will be recorded at fair value. In addition, our pro forma operating results reflect the ownership of all of our Acquired Properties for the relevant periods, as well as certain undeveloped properties that we own in Northern Virginia, Piscataway, New Jersey, and land in Santa Clara that we are under contract to acquire.

The accompanying pro forma condensed consolidated financial statements include the following limited liability companies, our Predecessor and Acquired Properties:

Entity/Property Name	Date Formed	State of Organization
Rhino Interests LLC/ACC2	December 2, 2005	Delaware
Quill Interests LLC/ACC3	December 1, 2005	Delaware
Grizzly Interests LLC/ACC4	March 2, 2006	Delaware
Lemur Ventures LLC/VA3	March 26, 2003	Delaware
Porpoise Ventures LLC/VA4	June 27, 2005	Delaware
Tarantula Ventures LLC/CH1	February 7, 2007	Delaware
Whale Ventures LLC/NJ1	February 5, 2007	Delaware
Yak Ventures LLC/ACC7	May 3, 2007	Delaware

The fair values of the Acquired Properties’ building assets acquired are determined on an “as-if-vacant” basis considering the quality of the building, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions. The “as-if-vacant” fair value is allocated to land, building and tenant improvements based on relevant information obtained in connection with the acquisition of the properties. The fair value of in-place leases (consisting of: (1) the estimated cost to replace the leases, including foregone rents, (2) estimated leasing commissions associated with obtaining new tenants, and (3) the above/below market cash flow of leases) were determined based on management’s evaluation of the specific characteristics of each tenant’s lease and discounted using an interest rate that reflects the risks associated with the leases acquired. The fair value of mortgage debt assumed was determined using current market interest rates for comparable debt financings.

The pro forma condensed consolidated financial statements should be read in conjunction with our historical financial statements and those of our Predecessor and Acquired Properties, including the notes thereto, included elsewhere in this prospectus. The pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to represent the financial position or results of operations that would have actually occurred assuming this offering, completion of our formation transactions, the KeyBank Refinancing which occurred on August 7, 2007, and repayment of debt in connection with the application of the net proceeds from this offering had all the transactions occurred on June 30, 2007 or on January 1, 2006, respectively, nor does the information purport to project the Company’s financial position or results of operations as of any future date or for any future periods. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon completion of the purchase price allocations in connection with the Acquired Properties, the Company’s initial public offering and the formation transactions.

Once we have determined the final costs to be paid in connection with the KeyBank Refinancing and the formation transactions and finalized the allocation of the fair value in accordance with SFAS No. 141, the pro forma condensed consolidated financial statements will be subject to adjustment. These adjustments could materially change the pro forma condensed consolidated financial statements presented in this prospectus. The pro forma condensed consolidated financial statements should be read in conjunction with the other information contained in this prospectus under the captions “Summary,” “Structure and Formation of our Company,” “The Offering,” “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

DuPont Fabros Technology, Inc.

Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2007

Unaudited

	DuPont Fabros Technology, Inc. Historical	Quill Ventures, LLC Historical	DuPont Fabros Acquired Properties Historical	Acquisition of DuPont Fabros Acquired Properties	KeyBank Refinancing and Acquisitions Subsequent to June 30, 2007	Pro Forma prior to Offering	Proceeds from Offering	Other Pro Forma Adjustments		Company Pro Forma
(Dollars in thousands)	(A)	(B)	(C)	(D)	(E)		(F)
Assets:
Income producing property, net	$—	$91,169	$176,807	$313,268	$—	$581,244	$—	$—		$581,244
Property held for and under development	—	—	307,437	—	11,918	319,355	—	22,000	(I)	341,355

Real estate, net	—	91,169	484,244	313,268	11,918	900,599	—	22,000		922,599
Cash and cash equivalents	—	15,666	17,333	—	—	32,999	560,300	(560,300)		32,999
Restricted cash	—	—	496	—	—	496	—	—		496
Rents and other receivables, net	—	6,833	11,246	(11,177)	—	6,902	—	—		6,902
Prepaid expenses and other assets	3,219	172	823	—	—	4,214	—	(3,219	)(G)	995
Lease contracts above market value	—	—	—	18,900	—	18,900	—	—		18,900
Due from related parties	—	—	1,200	—	—	1,200	—	—		1,200
Deferred costs	—	11,569	33,819	(10,548)	6,633	41,473	—	—		41,473

Total assets	$3,219	$125,409	$549,161	$310,443	$18,551	$1,006,783	$560,300	$(541,519)		$1,025,564

LIABILITIES, SHAREHOLDERS’ EQUITY AND MEMBERS’ EQUITY (DEFICIT)

Liabilities:
Mortgages and notes payable	$—	$125,756	$458,084	$—	$391,166	$608,405	$—	$(170,046	)(F)	$245,865	(L)
					(366,601)			(192,494	)(H)
Accounts payable and accrued liabilities	—	1,920	39,412	(4,631)	(556)	36,145	—	(22,257	)(H)	13,888
Lease contracts below market value	—	—	—	38,500	—	38,500	—	—		38,500
Advance rents	—	1,977	2,893	—	—	4,870	—	—		4,870
Tenant security deposits	—	—	262	—	—	262	—	—		262
Due to related parties	3,219	1,712	13,561	—	—	18,492	—	(3,219	)(G)	15,273

Total liabilities	3,219	131,365	514,212	33,869	24,009	706,674	—	(388,016)		318,658

Minority interest—operating partnership	—	—	—	—	—	—	—	340,729	(J)	340,729
Shareholders' equity and members' equity (deficit):
Members' equity (deficit)	—	(5,956)	34,949	276,574	(5,458)	300,109	—	(300,109	)(J)	—
Common shares and additional paid in capital	—	—	—	—	—	—	560,300	(40,620	) (J)	366,177
								(62,903	)(H)
								(90,600	)(K)

Total shareholders' equity and members' equity (deficit)	—	(5,956)	34,949	276,574	(5,458)	300,109	560,300	(494,232)		366,177

Total liabilities, shareholders' equity and members' equity (deficit)	$3,219	$125,409	$549,161	$310,443	$18,551	$1,006,783	$560,300	$(541,519)		$1,025,564

See accompanying notes.

DuPont Fabros Technology, Inc.

Pro Forma Condensed Consolidated Statement of Operations

For the six months ended June 30, 2007

Unaudited

	Predecessor Historical	DuPont Fabros Acquired Properties Historical	Acquisition of DuPont Fabros Acquired Properties	Other Pro Forma Adjustments		Company Pro Forma
(Dollars in thousands)	(AA)	(BB)	(CC)
Revenue:
Base rent	$9,006	$16,740	$1,960	$—		$27,706
Recoveries from tenants	3,545	12,677	—	—		16,222
Other revenue	—	118	—	—		118

Total operating revenues	12,551	29,535	1,960	—		44,046

Expenses:
Real estate taxes	123	797	—	—		920
Insurance	66	218	—	—		284
Property operating costs	2,694	10,373	—	—		13,067
Management fees	696	1,499	—	(2,195	)(DD)	—
Depreciation and amortization	2,180	4,104	6,385	—		12,669
General and administrative	65	355	—	4,630	(EE)	5,050

Total operating expenses	5,824	17,346	6,385	2,435		31,990

Operating Income	6,727	12,189	(4,425)	(2,435)		12,056

Other Income and Expense:
Interest income	84	297	—	—		381
Interest expense	(5,762)	(11,971)	—	9,337	(FF)	(8,396)

Income (loss) from continuing operations before minority interests	1,049	515	(4,425)	6,902		4,041
Minority interests in continuing operations of operating partnership	—	—	—	(1,948	)(GG)	(1,948)

Income (loss) from continuing operations	$1,049	$515	$(4,425)	$4,954		$2,093

Earnings per share—basic and diluted from continuing operations ( )						$(	)(HH)

Weighted average common shares ( ) outstanding						$(	)(HH)

See accompanying notes.

DuPont Fabros Technology, Inc.

Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2006

Unaudited

	Quill Ventures LLC Historical	DuPont Fabros Acquired Properties Historical	Acquisition of DuPont Fabros Acquired Properties	Other Pro Forma Adjustments		Company Pro Forma
(Dollars in thousands)	(AA)	(BB)	(CC)
Revenue:
Base rent	$8,208	$33,473	$3,921	$—		$45,602
Recoveries from tenants	2,460	21,171	—	—		23,631
Other revenue	17	133	—	—		150

Total operating revenues	10,685	54,777	3,921	—		69,383

Expenses:
Real estate taxes	99	1,046	—	—		1,145
Insurance	65	365	—	—		430
Property operating costs	1,823	17,261	—	—		19,084
Management fees	616	2,808	—	(3,424	)(DD)	—
Depreciation and amortization	2,186	8,081	12,900	—		23,167
General and administrative	278	685	—	9,137	(EE)	10,100

Total operating expenses	5,067	30,246	12,900	5,713		53,926

Operating income	5,618	24,531	(8,979)	(5,713)		15,457

Other income and expense:
Interest income	157	218	—	—		375
Interest expense	(6,280)	(25,524)	—	15,052	(FF)	(16,752)

Income (loss) from continuing operations before minority interests	(505)	(775)	(8,979)	9,339		(920)
Minority interests in continuing operations of operating partnership	—	—	—	443	(GG)	443

Income (loss) from continuing operations	$(505)	$(775)	$(8,979)	$9,782		$(477)

Earnings per share—basic and diluted from continuing operations ( )						$( )(HH)

Weighted average common shares outstanding ( )						( )(HH)

See accompanying notes.

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the pro forma condensed consolidated balance sheet as of June 30, 2007, are as follows:

(A) Represents the balance sheet of DuPont Fabros Technology, Inc. (“the Company”) as of June 30, 2007. The Company was formed on March 2, 2007 and issued 1,000 shares of common stock at par value of $0.001 on July 17, 2007 to the managing members of the Predecessor in connection with the initial capitalization of the Company and activities in preparation for this offering and the related formation transactions. The Company was formed for the purpose of continuing and expanding the business activities of our Predecessor and Acquired Properties (together the “Combined Entities”). Upon completion of this offering, we will conduct all of our activities through our Operating Partnership (the “OP”) and its subsidiaries.

We expect to qualify as a REIT under the Code, commencing with the taxable year ending December 31, 2007. As a REIT, we generally will not be subject to federal income taxes to the extent we distribute our REIT taxable income to our stockholders. To maintain our REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property, and the income of our taxable REIT subsidiaries will be subject to taxation at normal corporate rates.

Upon consummation of this offering, we as a limited partner of, and as the sole general partner of the OP, will own directly or indirectly a     % interest in the OP and will have control over most major decisions of the OP, including decisions related to the sale or refinancing of the properties.

Upon completion of the formation transactions and KeyBank Refinancing, we, directly or through the OP, will own interests in four stabilized data centers (ACC2, ACC3, VA3 and VA4), two data centers under development (ACC4 and CH1) and certain other undeveloped properties in Northern Virginia and Piscataway, New Jersey and have contractual rights to acquire interests in land in Santa Clara, California.

The Company will also contribute all cash proceeds from the offering to the OP in exchange for OP units.

(B) Reflects the Predecessor’s (referred to in this prospectus as ACC3) historical condensed balance sheet as of June 30, 2007.

(C) Reflects the historical combined financial position of our Acquired Properties as of June 30, 2007 to be contributed along with our Predecessor as set forth in pro forma adjustment (D).

(D) Reflects the consummation of the business combination of our Predecessor and Acquired Properties. To facilitate the KeyBank Refinancing (see proforma adjustment E) and this offering, the Predecessor, along with the Acquired Properties, which are operated under common management, will be merged in a series of transactions. The exchange of interests contributed by the members of the Predecessor will be accounted for on an historical cost basis as it is deemed to be the accounting acquirer and the contribution of interests of the Acquired Properties will be recorded at their estimated fair value.

The purchase price of $859.6 million of the Acquired Properties is based on estimated future cash flows. The allocation of the purchase price is based on our preliminary estimates which is subject to change based on the final determination of the fair value of assets and liabilities of the Acquired Properties.

	As of June 30, 2007
	Historical Carrying Amount	Fair Value	Increase (Decrease)
($ in thousands)
Income producing property, net (a)	$176,807	$490,075	$313,268
Property held for and under development	307,437	307,437	—

Real estate, net	484,244	797,512	313,268
Cash and cash equivalents	17,333	17,333	—
Restricted cash	496	496	—
Rents and other receivables, net (b)	11,246	69	(11,177)
Prepaid and other assets	823	823	—
Lease contracts above market value (a)	—	18,900	18,900
Due from related parties	1,200	1,200	—
Deferred costs (a)(c)	33,819	23,271	(10,548)

Total assets	$549,161	$859,604	$310,443

Mortgage and notes payable (a)	$458,084	$458,084	$—
Accounts payable and accrued liabilities (d)	39,412	34,781	(4,631)
Lease contracts below market value (a)	—	38,500	38,500
Advance rents and other	2,893	2,893	—
Tenant security deposits	262	262	—
Due to related parties	13,561	13,561	—

Total liabilities	514,212	548,081	33,869
Members’ equity (a)	34,949	311,523	276,574

Total liabilities and members’ equity	$549,161	$859,604	$310,443

(a)	The fair values of the Acquired Properties’ assets and liabilities have been allocated based on their relative fair values in accordance with SFAS No. 141. The fair values of buildings are determined on an “as-if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as-if-vacant” fair value is allocated to land, building, tenant improvements, and any personal property based on property tax assessments and other relevant information obtained in connection with the acquisition of the properties.

The fair value of in-place leases consists of the following components as applicable—(1) the estimated cost to replace the leases, including foregone rents during the period of finding a new tenant, foregone recovery of tenant pass-through, tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as Tenant Origination Costs); (2) the estimated leasing commissions associated with obtaining a new tenant (referred to as Leasing Commissions); and (3) the above/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Tenant Origination Costs, if any, are included in buildings and improvements on the Company’s balance sheet and are amortized as depreciation expense on a straight-line basis over the remaining life of the underlying leases. Leasing Commissions, if any, are classified as deferred costs and are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Lease Intangibles, if any, are amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, the unamortized portions of the Tenant Origination Cost, Leasing Commissions, and Lease Intangibles associated with that lease are written off to depreciation expense, amortization expense, or rental revenue, respectively. The fair value of mortgage debt assumed was determined using current market interest rates for comparable debt financings.

(b)	Represents the write-off of historical straight-line rent receivables and tenant inducements.

(c)	Represents the write-off of historical unamortized deferred loan costs and leasing commissions and the recording of the fair value of such assets, all resulting from purchase accounting.

(d)	Represents the write-off of $4.6 million of historical accrued interest for exit fees.

(E) Reflects the KeyBank Refinancing that was consummated on August 7, 2007. Upon the completion of this offering and consummation of the formation transactions, the OP will assume an existing $275 million senior secured revolving credit facility with assumed outstanding borrowings of $191.2 million at that time, which we refer to in this prospectus as our revolving facility, and an existing $200 million secured term loan. The KeyBank Refinancing will result in the incurrence of total indebtedness under the revolving facility and secured term loan of $391.2 million.

The terms of the revolving facility provide for an increase in the amount of the revolving facility borrowing capacity up to $200 million for a total borrowing capacity of $475 million, depending on certain factors, including the value of and debt service on the properties included in our borrowing base, as defined. The revolving facility matures on August 7, 2010, and includes an option whereby we may elect, once, to extend the maturity date by 12 months. The secured term loan matures on August 7, 2011, with no option to extend. Both the revolving facility and the secured term loan are payable monthly on an interest-only basis. Upon completion of this offering, the interest rate associated with the revolving facility will be between LIBOR plus 1.25% and LIBOR plus 1.70%, depending on our applicable leverage ratio, and the interest rate on our term loan will decline to LIBOR plus 1.50%. On August 15, 2007 we entered into a $200.0 million interest rate swap with KeyBank National Association to manage the interest rate risk associated with a portion of the KeyBank debt to be effective August 17, 2007. This swap agreement effectively fixes the interest rate on $200.0 million of the KeyBank debt at 4.997% plus the credit spread of 1.5%. We have designated this agreement as a hedge for accounting purposes.

Proceeds from this refinancing will be used as follows (dollars in thousands):

Payoff mortgage loans	$366,601
Payment of exit fees	4,563
KeyBank Refinancing costs	8,084
Purchase of land for ACC5 and ACC6	11,918

$391,166

The above represents the refinancing of existing debt and accrued interest on the four stabilized data centers owned and operated by the Predecessor and certain of the Acquired Properties in the amount of $366.6 million and payment of $4.6 million in related exit fees, of which $0.6 million was accrued by our Predecessor as of June 30, 2007, and payment of $8.1 million of loan origination costs incurred in connection with the incurrence of indebtedness under the revolving facility and secured term loan. The obligations to be paid in full from the refinancing proceeds are set forth below (dollars in thousands):

Obligation at June 30, 2007
VA 3—due 2010, interest at LIBOR plus 3%	$63,520
VA 4—due 2008, interest at LIBOR plus 3.5%	105,399
ACC 2—due 2010, interest at LIBOR plus 3.5%	71,926
ACC 3—due 2009, interest at LIBOR plus 3.5%	125,756

$366,601

The impact of the refinancing transaction on deferred costs is as follows (dollars in thousands):

Payment of loan origination costs subsequent to June 30, 2007	$8,084
Write-off of previously deferred financing costs of our Predecessor	(1,451)

$6,633

The impact on members’ equity from the KeyBank Refinancing is as follows (dollars in thousands):

Write-off of previously deferred financing costs of our Predecessor	$(1,451)
Exit fees paid, net of $556 that was accrued by our Predecessor as of June 30, 2007	(4,007)

$(5,458)

(F) Reflects the sale of              shares of common stock in this public offering at the initial offering price of $              per share (dollars in thousands, except per share information):

Proceeds from the initial public offering			$610,000
Less cost of initial public offering:
Underwriters’ discounts and commissions (@6.25%)	$38,125
Underwriters’ advisory fee (@0.75%)	4,575
Other costs of offering (a)	7,000

			49,700

Net cash proceeds			$560,300

shares of common stock at $0.001 per share		$
Additional paid in capital			$560,300

(a) A portion of the other offering costs had already been incurred as of June 30, 2007 and affiliates of the Company have advanced to the Company funds to pay for such costs. This advance along with any accrued costs will be paid from the proceeds of this offering. See pro forma adjustment (G).

Use of proceeds:
(1) Net repayment of ACC4 debt, including related fees and payable of construction payable and leasing commissions—see proforma adjustment (H)	$277,654
(2) Repayment of a portion of the amount outstanding under our revolving facility	170,046
(3) Payments to Limited Partners—see proforma adjustment (K)	90,600
(4) Acquisition of land in Santa Clara, CA for data center development—see proforma adjustment (I)	22,000

$560,300

(G) Reflects the repayment to affiliates of advances for offering costs incurred prior to the offering, and the reduction in the reported prepaid costs. The aggregate of all costs incurred in the offering are reflected in pro forma adjustment (F).

(H) Reflects the net repayment of debt and related exit fees and payment of construction payable and leasing commissions at ACC4 upon completion of our initial public offering as follows:

Obligation at June 30, 2007
ACC 4 (senior loan)—due December 2009, interest at LIBOR plus 3.5%	$99,407
ACC 4 (senior mezz)—due December 2009, interest at LIBOR plus 10%	50,004
ACC 4 (junior mezz)—due December 2009, interest at 15%	43,083

Subtotal	192,494
Payment of exit fees	41,384
Payment of minimum interest	25,259
Payment of construction payable and leasing commissions	18,517

Total	$277,654

The impact on stockholders’ equity is as follows (dollars in thousands):

Payment of exit fees net of $2,467 accrued by ACC4 as of June 30, 2007	$(38,917)
Payment of minimum interest net of $1,273 accrued by ACC4 as of June 30, 2007	(23,986)

$(62,903)

(I) Reflects the acquisition of land in Santa Clara, California that will be used for future development of data centers (referred to in this prospectus as SC1 and SC2). This land is currently under contract and the Company expects the closing to occur in the fourth quarter of 2007.

(J) Reflects recording of minority interest in the OP as a result of an aggregate of          OP units issued to certain owners of our Predecessor and Acquired Properties who elected to receive OP units as a result of the formation transactions. These units are on an equal basis with the common stock of the Company. Based on a preadjusted stockholders’ equity of the Company, including the effects of the KeyBank Refinancing, formation transactions and the offering, of $706.9 million and a minority ownership interest of 48.2% a total of $340.7 million has been reclassified to minority interest.

(K) Reflects the payment of cash to certain owners of the Predecessor and Acquired Properties who elected to receive cash versus OP units as a result of the formation transactions.

(L) Mortgages and notes payable as reflected in the pro forma consolidated condensed balance sheet after the KeyBank Refinancing and offering transaction are as follows (dollars in thousands):

$200.0 million secured term loan due August 7, 2011	$200,000
Mortgage on CH1 due March 1, 2008	24,746
Revolving facility due August 7, 2010	21,119

$245,865

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

The adjustments to the pro forma condensed consolidated statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 are as follows:

(AA) Reflects our Predecessor’s historical condensed statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006.

(BB) Reflects the historical condensed combined statements of operations of our Acquired Properties for the six months ended June 30, 2007 and the year ended December 31, 2006 to be contributed along with our Predecessor as set forth in pro forma adjustment (D).

(CC) Reflects the consummation of the business combination of our Predecessor and Acquired Properties as set forth in pro forma adjustment (D). The purchase method of accounting is used to reflect the contribution of the Acquired Properties in the pro forma financial statements of the Company as of January 1, 2006. Operating revenues increased in the pro forma condensed consolidated statements of operations by $3.9 million and $2.0 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. These increases are due to the resetting of the straight-line rent amounts to January 1, 2006 and the amortization of the below and above market lease contracts, all resulting from purchase accounting. Depreciation and amortization expense increased in the pro forma condensed consolidated statements of operations by $12.9 million and $6.4 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. These increases are due to increasing the value of the income producing properties and Tenant Origination Costs, all resulting from purchase accounting.

(DD) Reflects elimination of the management fees and asset management fees paid to affiliated entities. These service contracts are being acquired as part of the formation transactions; the Company’s wholly owned subsidiaries will provide such services under the acquired service contracts. Although such management fees are not payable subsequent to the completion of the offering, the management fees incurred historically have been replaced by direct payments of compensation, rent and other general and administrative expenses that will be paid by the Company subsequent to the completion of the public offering—see pro forma adjustment (EE).

(EE) Reflects our estimates of costs to be incurred related to property management and administration that were previously paid by our affiliates under service contracts that we have acquired—see pro forma adjustment (DD). Also reflects general administrative expenses that were previously paid for by an affiliate. In addition, we will incur additional general and administrative expenses as a result of becoming a public company, including but not limited to incremental salaries, board of directors fees and expenses, directors’ and officers’ insurance, Sarbanes-Oxley compliance costs, and incremental audit and tax fees. The following table is our current estimate of these additional costs (dollars in thousands).

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
$ in thousands
Compensation of executive officers & other employees and related overhead	$2,353	$4,582
Directors fees and related director and officer insurance	500	1,000
Filing fees, annual report and related investor expenses.	175	350
Audit, legal, accounting and other fees	1,300	2,600
Other	302	605

Total general & administrative	$4,630	$9,137

(FF) Reflects the reduction of interest expense due to the repayment and borrowing transactions related to the KeyBank Refinancing and the use of proceeds from this offering to repay debt. The following represents the interest expense, including amortization of loan costs and accretion of exit fees, that would have been eliminated had these obligations been repaid as of January 1, 2006. The expenses shown below represent both actual interest expense incurred and pro forma interest expense, including amortization of loan costs and accretion of exit fees, reflected in the pro forma condensed consolidated statements of operations as a result of the KeyBank Refinancing if such transaction had occurred as of January 1, 2006 (dollars in thousands).

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Interest expense on retired obligations (a)	$17,733	$31,804
Interest expense on $200.0 million secured term loan (assumes weighted average interest rate of 6.4997% including the effect of the interest rate swap)	(6,500)	(13,000)
Interest expense on KeyBank revolver (assumes weighted average interest rate of 7.02% and 6.83%, respectively)	(741)	(1,442)
Amortization of loan costs	(1,155)	(2,310)

Reduction in interest expense	$9,337	$15,052

(a) As the obligations of the Acquired Properties, except CH1, were fully satisfied through the application of net proceeds from the KeyBank Refinancing and initial public offering, the historical interest expense is reduced to zero. The revolving facility was assumed to be entered into in connection with the KeyBank Refinancing and a portion of it was immediately repaid in full with net proceeds from the initial public offering.

The purpose of the accompanying pro forma condensed consolidated statements of operations is to reflect the expected continuing impact of the pro forma transactions. Therefore, the one-time expensing of exit fees and the write-off of existing unamortized loan costs have been excluded from the pro forma condensed consolidated statements of operations.

(GG) Reflects the minority partners’ interest in the earnings of the OP (dollars in thousands):

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
Pro forma income (loss) from continuing operations before minority interests	$4,041	$(920)
Minority partners’ percentage	48.2%	48.2%
Minority interests in continuing operations of OP	$(1,948)	$443

(HH) Pro forma earnings (loss) from continuing operations per share—basic and diluted are calculated by dividing pro forma consolidated income (loss) from continuing operations by the number of shares of common stock issued in our initial public offering. REIT shares have been issued in connection with the following formation transactions:

Initial capitalization	1,000
Issuance of shares to employees
Initial public offering

Total REIT shares outstanding

The shares issued to employees in the above table will either vest at the time of the offering or vest in January 2008 and June 2008 and a one-time charge of $5.0 million will be recorded at the time of the offering. Also, certain employees will receive LTIP Units in the OP that will be fully vested at the time of the offering and a one-time charge of $9.2 million will be recorded.

In addition, the Company paid consideration of              OP units, or approximately $73.5 million based on our estimated initial public offering price of $             per share, to members of our senior management team related to the contribution of the asset management, leasing and development contracts of our initial properties. In addition, the Company paid consideration of             OP units, or approximately $56.9 million based on our estimated initial public offering price of $             per share, to members of our senior management team related to the contribution of the property management contracts of our initial properties. After the contribution of these contracts for the asset management, leasing and development of the properties, the Company will be self-managed and, therefore, these contracts will not generate any additional cash flow on a consolidated basis. Accordingly, from the perspective of the Company these contracts do not qualify to be recorded as intangible assets and the consideration paid represents a settlement of these arrangements. Accordingly, the consideration paid of $130.4 million will be reflected as a one-time expense in the first period following the formation transactions with a corresponding credit to equity.

The purpose of the accompanying pro forma income statements is to reflect the expected continuing impact of the pro forma transactions. Therefore, these one-time charges have been excluded from the unaudited pro forma condensed consolidated statements of operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of DuPont Fabros Technology, Inc.

We have audited the accompanying balance sheet of DuPont Fabros Technology, Inc. (the Company) as of July 17, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of DuPont Fabros Technology, Inc. at July 17, 2007, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

McLean, Virginia

July 27, 2007

DU PONT FABROS TECHNOLOGY, INC.

Balance Sheet

July 17, 2007
Assets
Cash	$—
Prepaid offering costs	3,620,849

Total assets	$3,620,849

Liabilities and Stockholders’ Equity
Due to related party	$3,620,849

Stockholders’ equity:
Common stock, $0.001 par value, 1,000 shares authorized, issued and outstanding	1
Subscription receivable	(1)

Total stockholders’ equity	—

Total liabilities and stockholders’ equity	$3,620,849

See accompanying notes.

DU PONT FABROS TECHNOLOGY, INC

July 17, 2007

Notes to Balance Sheet

1. Organization

DuPont Fabros Technology, Inc. (“DFT”) was organized in the state of Maryland on March 2, 2007. DFT is authorized to issue up to 1,000 common shares of beneficial interest, par value $0.001 per share. DFT issued 1,000 shares on July 17, 2007. DFT has had no operations since its formation.

DFT made an election to be taxed as an S-Corporation under the Internal Revenue Code of 1986, as amended (the “Code”). DFT intends to qualify as a real estate investment trust (“REIT”) under the Code. DFT will generally not be subject to federal income tax to the extent that it distributes at least 90% of its taxable income for each tax year to its stockholders. REITs are subject to a number of organizational and operational requirements.

If DFT fails to qualify as a REIT in any taxable year, DFT will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if DFT qualifies for taxation as a REIT, DFT may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

DFT will be a fully integrated, self-administered and self-managed real estate investment trust formed primarily to own, operate, acquire and develop data centers.

2. Formation of DFT and Offering Transaction

DFT is in the process of an initial public offering of its common shares. DFT will contribute the net proceeds of the offering to DuPont Fabros Technology, L. P. (the “Operating Partnership”) for a limited partnership interest.

In connection with the formation transactions, certain management and development agreements will be contributed to the Operating Partnership by affiliated entities in exchange for operating partnership units.

3. Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet has been prepared by management in accordance with accounting principles generally accepted in the United States.

4. Prepaid Offering Costs

In connection with DFT’s planned initial public offering, certain legal, accounting and related costs have been incurred by affiliates of DFT. These costs will be reimbursed by DFT upon completion of the offering and such costs will be deducted from the gross proceeds of the offering.

Report of Independent Registered Public Accounting Firm

Members of Quill Ventures LLC

We have audited the accompanying balance sheets of Quill Ventures LLC as of December 31, 2006 and 2005, and the related statements of operations, members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quill Ventures LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

McLean, VA

May 18, 2007

Quill Ventures LLC

Balance Sheets

	December 31,
	2006	2005
(Dollars in thousands)
ASSETS
Income producing property:
Land	$1,071	$—
Buildings and improvements	93,400	—

	94,471	—
Less: Accumulated depreciation	(2,450)	—

Net income producing property	92,021	—

Construction in progress	—	15,972

Net real estate and development assets	92,021	15,972
Cash and cash equivalents	4,861	—
Rents and other receivables, net	4,338	—
Deferred costs, net	12,568	7,333
Prepaid expenses and other assets	117	45
Due from related parties	—	13,211

Total assets	$113,905	$36,561

LIABILITIES AND MEMBERS’ (DEFICIT) EQUITY
Liabilities:
Mortgage note payable	$112,490	$27,803
Accounts payable and accrued liabilities	2,305	84
Advance rents	1,580	—
Due to related parties	4,535	2,174

Total liabilities	120,910	30,061
Members’ (deficit) equity	(7,005)	6,500

Total liabilities and members’ (deficit) equity	$113,905	$36,561

See accompanying notes.

Quill Ventures LLC

Statements of Operations

	Years ended December 31
	2006	2005	2004
(Dollars in thousands)
Revenue:
Base rent	$8,208	$—	$—
Recoveries from tenants	2,460	—	—
Other revenue	17	—	—

Total operating revenues	10,685	—	—

Expenses:
Real estate taxes	99	161	129
Insurance	65	43	41
Property operating costs	1,823	9	11
Management fees	616	—	—
Depreciation and amortization	2,186	177	193
General and administrative	278	174	—

Total operating expenses	5,067	564	374

Operating income (loss)	5,618	(564)	(374)

Other income and expense:
Interest income	157	—	—
Interest expense	(6,280)	(44)	—

Net loss	$(505)	$(608)	$(374)

See accompanying notes.

Quill Ventures LLC

Statements of Changes in Members’ Equity (Deficit)

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands)
Members’ equity at December 31, 2003	$6,819

Contributions from members—cash	248
Net loss	(374)

Members’ equity at December 31, 2004	6,693

Contributions from members—cash	415
Net loss	(608)

Members’ equity at December 31, 2005	6,500

Distributions to members	(13,000)
Net loss	(505)

Members’ deficit at December 31, 2006	$(7,005)

See accompanying notes.

Quill Ventures LLC

Statements of Cash Flows

	Years ended December 31,
	2006	2005	2004
(Dollars in thousands)
Operating activities
Net loss	$(505)	$(608)	$(374)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	2,186	177	193
Amortization of loan costs	565	14	—
Changes in operating assets and liabilities
Rents and other receivables	(4,338)	—	—
Deferred costs	(6,580)	(4,587)	—
Prepaid expenses and other assets	(72)	(22)	(22)
Accounts payable and accrued expenses	2,282	23	(45)
Advance rents	1,580	—	—
Related party	3,992	(4)	—

Net cash used in operating activities	(890)	(5,007)	(248)

Investing activities
Acquisition of real estate	(77,057)	(9,399)	—
Repayment from (advances to) affiliates	13,211	(13,211)	—

Net cash used in investing activities	(63,846)	(22,610)	—

Financing activities
Proceeds from issuance of debt	84,687	27,803	—
Payments of financing costs	(123)	(2,778)	—
Advances from (repayments to) related parties	(1,967)	2,177	—
Contributions from members	—	415	248
Distributions to members	(13,000)	—	—

Net cash provided by financing activities	69,597	27,617	248

Net increase in cash and cash equivalents	4,861	—	—

Cash and cash equivalents, beginning	—	—	—

Cash and cash equivalents, ending	$4,861	$—	$—

Supplemental disclosure of cash flow information
Cash paid during the year for interest (excluding interest capitalized)	$4,531	$30	$—

See accompanying notes.

Quill Ventures LLC

Notes to Financial Statements

December 31, 2006

1. Description of Business and Significant Accounting Policies

Quill Ventures LLC (Quill or the Company) owns a data center property located in Northern Virginia that is leased to a tenant under an operating lease that commenced on July 1, 2006. The Company was formed in the state of Delaware as a limited liability company on September 21, 2005 pursuant to a limited liability agreement. The limited liability agreement does not confer any rights to any creditor to require any member to make a capital contribution, thus the members’ liability is limited to their capital accounts. The Company will cease to exist upon the occurrence of certain events, including the vote by 85% of the members to dissolve the respective company, the entry of a decree of judicial dissolution in accordance with the state of Delaware Limited Liability Company Act, or any other event which pursuant to the limited liability company agreement shall cause a termination of such limited liability company, as discussed in the limited liability agreement.

Formation and Basis of Presentation

The Company was formed by a contribution of net assets from its members on December 1, 2005. The net assets had been previously owned by Eden Ventures LLC (Eden), an entity that had the same ownership structure as the Company (See Note 2). The Company believes that the transfer of the ownership interest in the net assets to the Company was a transaction without substance and represented only a change in legal organization. Accordingly, the financial statements of the Company report the results of its operations as though the transfer of the net assets had occurred at the beginning of the periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income-Producing Property

The data center property is recorded at cost, including the external direct costs of the acquisition. The acquisition costs of the income-producing property are allocated among land, buildings, improvements, and any personal property acquired based on estimated relative fair values at the time of acquisition. All capital improvements for the income-producing property that extend its useful life are capitalized to individual building components, including interest and real estate taxes incurred during the period of development, and depreciated over their estimated useful lives. Interest is capitalized based upon applying the property’s weighted-average borrowing rate to the actual development costs expended during the construction period. Interest is capitalized until the property has reached substantial completion and is ready for its intended use in accordance with Statement of Financial Accounting Standards (SFAS) No. 34, Capitalization of Interest Cost. During the years ended December 31, 2006, 2005, and 2004, interest costs capitalized totaled $2,630,000, $62,000 and $0, respectively.

The Company allocates the purchase price of acquired properties to the related physical assets and in-place leases based on their relative fair values, in accordance with SFAS No. 141, Business Combinations. The fair values of acquired buildings are determined on an “as-if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as-if-vacant” fair value is allocated to land, building, improvements, and any personal property based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases consists of the following components as applicable—(1) the estimated cost to replace the leases, including foregone rents during the period of finding a new tenant, foregone recovery of tenant pass-through, tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as Tenant Origination Costs); (2) the estimated leasing commissions associated with obtaining a new tenant (referred to as Leasing Commissions); and (3) the above/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Tenant Origination Costs, if any, are included in buildings and improvements on the Company’s balance sheet and are amortized as depreciation expense on a straight-line basis over the remaining life of the underlying leases. Leasing Commissions, if any, are classified as deferred costs and are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Lease Intangible assets and liabilities, if any, are classified as prepaid expenses and other assets and intangible lease liabilities, respectively, and amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, the unamortized portions of the Tenant Origination Cost, Leasing Commissions, and Lease Intangibles associated with that lease are written off to depreciation expense, amortization expense, or rental revenue, respectively. All properties acquired by the Company were vacant or under construction at the time of the acquisition.

Depreciation is provided on a straight-line basis over 40 years for buildings. Building components are depreciated over the life of the respective improvement ranging from 20 to 40 years. Personal property is depreciated over three to seven years. Depreciation expense for the years ended December 31, 2006, 2005, and 2004 totaled $1,662,000, $177,000, and $193,000, respectively. Repairs and maintenance costs are expensed as incurred.

The Company records impairment losses on long-lived assets used in operations or in development when events or changes in circumstances indicate that the assets might be impaired, and the estimated undiscounted cash flows to be generated by those assets are less than the carrying amounts. If circumstances indicating impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value. No impairment losses were recorded for the years ended December 31, 2006, 2005, and 2004 in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts, and repurchase agreements purchased with a maturity date of three months or less, at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (FDIC) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company mitigates this risk by depositing a majority of its funds with major financial institutions. The Company has not experienced any losses and believes that the risk is not significant.

Deferred Costs

Financing costs, which represent fees and other costs incurred in obtaining debt, are amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included in interest expense. Amortization of the deferred financing costs included in interest expense for the years ended December 31, 2006, 2005, and 2004 totaled $565,000, $14,000, and $0, respectively. Balances, net of accumulated amortization, at December 31, 2006 and 2005 are as follows:

	December 31
	2006	2005
Financing costs	$2,901,000	$2,778,000
Accumulated amortization	(975,000)	(33,000)

Financing costs, net	$1,926,000	$2,745,000

Leasing costs, which are external fees and costs incurred in the successful negotiations of leases, are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense. Amortization expense for the years ended December 31, 2006, 2005, and 2004 totaled $524,000, $0, and $0, respectively. Balances, net of accumulated amortization, at December 31, 2006 and 2005 are as follows:

	December 31
	2006	2005
Leasing costs	$11,166,000	$4,588,000
Accumulated amortization	(524,000)	—

Leasing costs, net	$10,642,000	$4,588,000

Inventory

The Company maintains fuel inventory for its generators, which is recorded at the lower of cost (on a first-in, first-out basis) or market. At December 31, 2006 and 2005, the fuel inventory was $105,000 and $0, respectively, and is included in prepaid expenses and other assets.

Debt Obligations

The Company enters into various debt agreements whose terms require certain additional costs and fees to be paid upon retirement of the debt. These additional costs and fees are accrued using the effective interest method and are recorded in interest expense with the related liability included in accounts payable and accrued liabilities on the balance sheet.

Advance Rents

Advance rents, typically prepayment of the following month’s rent, consist of payments received from tenants prior to the time they are earned and are recognized by the Company as revenue in subsequent periods when earned.

Rental Income

The Company, as a lessor, has retained substantially all the risks and benefits of ownership and accounts for its lease as an operating lease. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the term of the leases. The amount of the straight line rent receivable on the balance sheet included in rents and other receivables was $4,185,000 and $0 as of December 31, 2006 and December 31, 2005, respectively. Rental income is recognized on a straight-line basis over the term of the lease, which commences when control of the space and the critical power have been given to the tenant.

The Company records a provision for losses on accounts receivable equal to the estimated uncollectible accounts. The estimate is based on management’s historical experience and a review of the current status of the Company’s receivables. The Company will also establish, as necessary, an appropriate allowance for doubtful accounts for receivables arising from the straight-lining of rents. This receivable arises from revenue recognized in excess of amounts currently due under the lease. As of December 31, 2006 and 2005, no allowance was considered necessary.

Tenant leases generally contain provisions under which the tenants reimburse the Company for a portion of the property’s operating expenses and real estate taxes incurred by the Company. The reimbursements are included in rental income in the statements of operations in the period the applicable expenditures are incurred.

Income Taxes

The Company is a partnership for income tax purposes, therefore it is not subject to U.S. federal income tax on its income. Results of operations of the Company are to be included proportionately in the federal income tax returns of the individual members; therefore, no provision for federal income taxes is included in the accompanying financial statements.

Comprehensive Income

The Company recorded no comprehensive income other than net income for the years ended December 31, 2006, 2005, and 2004.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material effect, if any, on its financial position and results of operations.

2. Property Acquisition and Development

On September 11, 2000, a member contributed land, at its cost basis of $2,369,000, to Eden Ventures LLC (Eden) of which $1,071,000 related to land contributed to Quill. Eden constructed three data center buildings known as ACC1 (44470 Chilum Place, Ashburn, Virginia), ACC2 (44490 Chilum Place, Ashburn, Virginia), and ACC3 (44520 Hastings Drive, Ashburn, Virginia).

During December 2005, the property was condominiumized into three separate units and ACC2 and ACC3 were distributed, at their cost basis, to the members of Eden who in turn contributed the properties to Rhino Interests LLC (Rhino) and Quill, respectively. The Company believes that the transfer of the ownership interest in the properties into the newly formed entities was a transaction without substance and simply represented a change in legal organization. Accordingly, the financial statements of the Company report the results of its operations as though the transfer of the net assets had occurred at the beginning of the periods presented. Quill completed the infrastructure build-out of ACC3 on July 1, 2006 with 79,600 of rentable square feet at a capitalized cost subsequent to the contribution of land of $93,400,000, which is included in buildings and improvements on the accompanying balance sheets.

3. Leases

As of December 31, 2006, one tenant accounted for 100% of the total data center rental income under a single lease. The lease is defined among computer rooms with expiration dates ranging from June 30, 2016 through June 30, 2018. The Company does not hold a security deposit from its tenant. The tenant operates within the technology industry and, as such, its viability is subject to market fluctuations in that industry.

Future minimum lease payments to be received under the noncancelable operating lease are as follows for the years ending December 31:

2007	$14,222,000
2008	16,246,000
2009	16,733,000
2010	17,235,000
2011	17,753,000
Thereafter	101,342,000

$183,531,000

Contractual rental payments, which excludes straight-line rents, for each of the years ended December 31, 2006, 2005, and 2004 were $4,022,000, $0, and $0, respectively.

4. Mortgage Note Payable

Beginning in 2000, the property was a part of the collateral for the outstanding indebtedness of Eden. In 2005, the property was released from the lien of the security instrument and other related loan documents with no payments of principal or other costs required to be made by the Company or Eden.

On December 19, 2005, Quill entered into a secured promissory note with Fremont Investment & Loan in the amount of $124,650,000 relating to the financing of ACC3. The note was amended on July 7, 2006 to increase the maximum principal from $124,650,000 to $126,650,000, of which $112,490,000 and $27,803,000 was outstanding at December 31, 2006 and 2005, respectively. The note bears interest at a variable interest rate (which adjusts every six months) equal to the sum of the one-month LIBOR plus 3.5% (8.825% and 7.87% at December 31, 2006 and 2005, respectively), provided that in no event will the variable interest rate be less than 5.75% per annum. Beginning February 1, 2006, monthly payments of interest only and net cash flow are due under the terms of the note. Upon satisfaction of stabilization conditions, the note will be payable in monthly payments of the greater of (1) net cash flow, (2) $1,300,000 or (3) a payment sufficient to amortize the note at the interest rate then in effect over the 240-month amortization period. The note matures on January 1, 2009, and can be extended for an additional 24 months subject to certain conditions. An exit fee equal to $1,267,000 (1.0% of the note amount) is due when the loan is paid in full. The note is collateralized by the assignment of rents and leases of the property and assets with an aggregate net book value of approximately $92,021,000 at December 31, 2006.

The managing members have provided certain customary performance guarantees on the debt related to the real estate.

5. Related Party Transactions

DFD Technical Services LLC (DFTS), an entity in which two of the members of the Company own an interest, is responsible for the management of the properties. Management fees incurred with DFTS are based on 5% percentage of gross receipts collected for the property and for years ended December 31, 2006, 2005, and 2004 totaled $497,000, $0, and $0 respectively. At December 31, 2006 and 2005, $497,000 and $0, respectively, of such fees were payable.

DuPont Fabros Development LLC (DFD), an entity in which two of the members of the Company own an interest, earns an asset management fee. Asset management fees, which are included in management fees in the statements of operations, incurred with DFD are based on 1.5% of the annual gross receipts of the properties, and for the years ended December 31, 2006, 2005, and 2004 totaled $119,000, $0, and $0, respectively, At December 31, 2006 and 2005, $119,000 and $0, respectively, of such fees were payable.

Bookkeeping fees incurred with DFD for the years ended December 31, 2006, 2005, and 2004 totaled $18,000, $0, and $0, respectively, and are included in general and administrative expenses.

In addition, DFD was reimbursed for salaries and overhead related to operation management totaling $242,000, $0, and $0 for the years ended December 31, 2006, 2005, and 2004, respectively, which are included in property operating costs in the statements of operations.

DFD is paid leasing commissions, which are capitalized and amortized over the term of the lease, upon the successful negotiation of tenant leases. Leasing commissions are determined based on approximately 5% of the total rental revenue of the executed lease. During the years ended December 31, 2006, 2005, and 2004, $4,520,000, $4,520,000, and $0, respectively, was incurred. At December 31, 2006 and 2005, $2,260,000 and $0, respectively, of leasing commissions were payable.

DFD is paid development and construction management fees, which are capitalized, for their services in the development of properties and build-out of the infrastructure. During the years ended December 31, 2006, 2005, and 2004, $2,695,000, $674,000, and $0, respectively, was incurred. At December 31, 2006 and 2005, $337,000 and $0, respectively, of such fees were payable.

In addition, due to related parties includes amounts due to DFD and affiliated entities of $1,322,000 and $2,174,000 at December 31, 2006 and 2005, respectively, for advances, salaries and overhead, and operating cost reimbursements.

Related party payables are due on demand without interest.

At December 31, 2005, $13,211,000 was due from DFD to Quill, which related to proceeds from a loan refinancing. The amount was repaid in January 2006 without interest.

6. Statements of Cash Flows—Supplemental Disclosures

During 2006 and 2005, $377,000 and $19,000, respectively, of amortization of loan fees were capitalized to real estate.

During 2006, 2005, and 2004, accounts payable and accrued expenses in the amount of $337,000, $60,000 and $0, respectively, were capitalized to real estate.

7. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings, lawsuits, examinations by various tax authorities, and claims that have arisen in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on the financial condition or results of operations.

8. Fair Value of Financial Instruments

SFAS 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates, and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the amounts are not necessarily indicative of the amounts the Company would realize in a current market exchange.

The following methods and assumptions were used in estimating the fair value amounts and disclosures for financial instruments as of December 31, 2006 and 2005:

•

Cash and cash equivalents: The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value because of the short maturity of these instruments (i.e., less than 90 days).

•

Rents and other receivables, accounts payable and accrued liabilities, due to/from related parties, and advance rents: The carrying amount of these assets and liabilities reported in the balance sheet approximates fair value because of the short-term nature of these amounts.

•

Mortgage note payable: Borrowings are floating rate instruments and management believes that for similar financial instruments with comparable credit risks, the stated interest rates as of December 31, 2006 (floating rates at spreads over a market rate index) approximate market rates. Accordingly, the carrying value is believed to approximate fair value.

QUILL VENTURES LLC

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2006

(in thousands)

Name	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carry Amount At December 31, 2006			Accumulated Depreciation at December 31, 2006	Year Built/ Renovated	Year Acquired
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total
Quill Ventures	$112,490	$1,044	$—	$27	$93,400	$1,071	$93,400	$94,471	$2,450	2005	2005

Grand Total	$112,490	$1,044	$—	$27	$93,400	$1,071	$93,400	$94,471	$2,450

The aggregate cost of total real estate for federal income tax purposes was $94,238 (unaudited) at December 31, 2006.

QUILL VENTURES LLC

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

The following is a reconciliation of real estate assets and accumulated depreciation for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
	(in thousands)
Real estate assets
Balance, beginning of period	$16,760	$7,282	$7,282
Additions—property acquisitions	—	—	—
—improvements	77,711	9,478	—

Balance, end of period	$94,471	$16,760	$7,282

Accumulated depreciation
Balance, beginning of period	$788	$611	$418
Additions—depreciation	1,662	177	193

Balance, end of period	$2,450	$788	$611

Quill Ventures LLC

Balance Sheets

	June 30, 2007	December 31, 2006
(Dollars in thousands)	(unaudited)	(audited)
ASSETS
Income producing property:
Land	$1,071	$1,071
Buildings and improvements	94,204	93,400

	95,275	94,471
Less: Accumulated depreciation	(4,106)	(2,450)

Net income producing property	91,169	92,021

Cash and cash equivalents	15,666	4,861
Rents and other receivables, net	6,833	4,338
Deferred costs, net	11,569	12,568
Prepaid expenses and other assets	172	117

Total assets	$125,409	$113,905

LIABILITIES AND MEMBERS’ DEFICIT
Liabilities:
Mortgage note payable	$125,756	$112,490
Accounts payable and accrued liabilities	1,920	2,305
Advance rents	1,977	1,580
Due to related parties	1,712	4,535

Total liabilities	131,365	120,910

Members’ deficit	(5,956)	(7,005)

Total liabilities and members’ deficit	$125,409	$113,905

See accompanying notes.

Quill Ventures LLC

Statements of Operations—Unaudited

	Three months ended June 30,
	2007	2006
(Dollars in thousands)
Revenue:
Base rent	$4,533	$—
Recoveries from tenants	1,862	—

Total operating revenues	6,395	—

Expenses:
Real estate taxes	65	—
Insurance	33	—
Property operating costs	1,372	46
Management fees	393	—
Depreciation and amortization	1,090	—
General and administrative	28	132

Total operating expenses	2,981	178

Operating income (loss)	3,414	(178)

Other income and expense:
Interest income	45	24
Interest expense	(2,907)	(556)

Net income (loss)	$552	$(710)

See accompanying notes.

Quill Ventures LLC

Statements of Operations—Unaudited—(Continued)

	Six months ended June 30,
	2007	2006
(Dollars in thousands)
Revenue:
Base rent	$9,006	$—
Recoveries from tenants	3,545	—

Total operating revenues	12,551	—

Expenses:
Real estate taxes	123	—
Insurance	66	—
Property operating costs	2,694	46
Management fees	696	—
Depreciation and amortization	2,180	—
General and administrative	65	135

Total operating expenses	5,824	181

Operating income (loss)	6,727	(181)

Other income and expense:
Interest income	84	81
Interest expense	(5,762)	(732)

Net income (loss)	$1,049	$(832)

See accompanying notes.

Quill Ventures LLC

Statement of Changes in Members’ Deficit—Unaudited

Six Months Ended June 30, 2007

(Dollars in thousands)

Members’ deficit at December 31, 2006	$(7,005)
Net income	1,049

Members’ deficit at June 30, 2007	$(5,956)

See accompanying notes.

Quill Ventures LLC

Statements of Cash Flows—Unaudited

	Six months ended June 30,
	2007	2006
(Dollars in thousands)
Operating activities
Net income (loss)	$1,049	$(832)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	2,180	—
Amortization of loan costs	475	85
Changes in operating assets and liabilities
Rents and other receivables	(2,495)	—
Prepaid expenses and other assets	(55)	(121)
Accounts payable and accrued expenses	(385)	912
Advance rents	397	1,010
Due from/to related parties	(1,665)	—

Net cash provided by (used in) operating activities	(499)	1,054

Investing activities
Acquisition of real estate	(1,141)	(64,096)
Repayment from affiliates	—	13,211

Net cash used in investing activities	(1,141)	(50,885)

Financing activities
Proceeds from issuance of debt	14,160	69,887
Principal repayments of debt	(894)	—
Payments of financing costs	—	(8)
Repayments to related parties	(821)	(2,009)
Distributions to members	—	(13,000)

Net cash provided by financing activities	12,445	54,870

Net increase in cash and cash equivalents	10,805	5,039
Cash and cash equivalents, beginning	4,861	—

Cash and cash equivalents, ending	$15,666	$5,039

Supplemental disclosure of cash flow information
Cash paid during the year for interest (excluding interest capitalized)	$4,797	$—

See accompanying notes.

Quill Ventures LLC

Notes to Financial Statements

June 30, 2007

(Unaudited)

1. Description of Business and Significant Accounting Policies

Quill Ventures LLC (Quill or the Company) owns a data center property located in Northern Virginia that is leased to a tenant under an operating lease that commenced on July 1, 2006. The Company was formed in the state of Delaware as a limited liability company on September 21, 2005 pursuant to a limited liability agreement. The limited liability agreement does not confer any rights to any creditor to require any member to make a capital contribution, thus the members’ liability is limited to their capital accounts. The Company will cease to exist upon the occurrence of certain events, including the vote by 85% of the members to dissolve the Company, the entry of a decree of judicial dissolution in accordance with the state of Delaware Limited Liability Company Act, or any other event which pursuant to the limited liability company agreement shall cause a termination of such limited liability company, as discussed in the limited liability agreement.

Basis of Presentation

The accompanying interim unaudited financial statements have been prepared by management in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the full year. The interim financials statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006 and the notes thereto.

The Company’s management and owners have approved a series of formation transactions in connection with a proposed initial public offering. In connection therewith, DuPont Fabros Technology, Inc. (the REIT) has been formed under the laws of the State of Maryland with the intent of qualifying as a real estate investment trust under the Internal Revenue Code as amended (the Code). The formation transactions have been structured such that the REIT will raise equity through an initial public offering of common shares and contribute the proceeds for interests in DuPont Fabros Technology, L.P., a Delaware Limited Partnership (the Operating Partnership). As a result, the REIT, through the Operating Partnership, will be engaged in the ownership, development, management, leasing, and acquisition of data center properties. In addition, the members of Quill will contribute their interests in the Company to the Operating Partnership and Quill will become a wholly-owned subsidiary of the Operating Partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income-Producing Property

The data center property is recorded at cost, including the external direct costs of the acquisition. The acquisition costs of the income-producing property are allocated among land, buildings, improvements, and any personal property acquired based on estimated relative fair values at the time of acquisition. All capital improvements for the income-producing property that extend its useful life are capitalized to individual building components, including interest and real estate taxes incurred during the period of development, and depreciated over their estimated useful lives. Interest is capitalized based upon applying the property’s weighted-average borrowing rate to the actual development costs expended during the construction period. Interest is capitalized until the property has reached substantial completion and is ready for its intended use in accordance with Statement of Financial Accounting Standards (SFAS) No. 34, Capitalization of Interest Cost. Interest costs capitalized totaled $0 and $1,070,000 during the three months ended June 30, 2007 and 2006, respectively, and $0 and $2,630,000 during the six months ended June 30, 2007 and 2006, respectively.

The Company allocates the purchase price of acquired properties to the related physical assets and in-place leases based on their relative fair values, in accordance with SFAS No. 141, Business Combinations. The fair values of acquired buildings are determined on an “as-if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as-if-vacant” fair value is allocated to land, building, improvements, and any personal property based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases consists of the following components as applicable—(1) the estimated cost to replace the leases, including foregone rents during the period of finding a new tenant, foregone recovery of tenant pass-through, tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as Tenant Origination Costs); (2) the estimated leasing commissions associated with obtaining a new tenant (referred to as Leasing Commissions); and (3) the above/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Tenant Origination Costs, if any, are included in buildings and improvements on the Company’s balance sheet and are amortized as depreciation expense on a straight-line basis over the remaining life of the underlying leases. Leasing Commissions, if any, are classified as deferred costs and are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Lease Intangible assets and liabilities, if any, are classified as prepaid expenses and other assets and intangible lease liabilities, respectively, and are amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, the unamortized portions of the Tenant Origination Cost, Leasing Commissions, and Lease Intangibles, associated with that lease are written off to depreciation expense, amortization expense, or rental revenue, respectively. All properties acquired by the Company were vacant or under construction at the time of the acquisition.

Depreciation is provided on a straight-line basis over 40 years for buildings. Building components are depreciated over the life of the respective improvement ranging from 20 to 40 years. Personal property is depreciated over three to seven years. Depreciation expense totaled $828,000 and $0 for the three months ended June 30, 2007 and 2006, respectively, and $1,656,000 and $0 for the six months ended June 30, 2007 and 2006, respectively. Repairs and maintenance costs are expensed as incurred.

The Company records impairment losses on long-lived assets used in operations or in development when events or changes in circumstances indicate that the assets might be impaired, and the estimated undiscounted cash flows to be generated by those assets are less than the carrying amounts. If circumstances indicating impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value. No impairment losses were recorded for the three and six months ended June 30, 2007 and 2006, in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts, and repurchase agreements purchased with a maturity date of three months or less, at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (FDIC) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company mitigates this risk by depositing a majority of its funds with major financial institutions. The Company has not experienced any losses and believes that the risk is not significant.

Deferred Costs

Financing costs, which represent fees and other costs incurred in obtaining debt, are amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included in interest expense. Amortization of the deferred financing costs included in interest expense for the three months ended June 30, 2007 and 2006 totaled $237,000 and $60,000 respectively. Amortization of the deferred financing costs included in interest expense for the six months ended June 30, 2007 and 2006 totaled $475,000 and $85,000, respectively. Balances, net of accumulated amortization, at June 30, 2007 and December 31, 2006 are as follows:

	June 30, 2007	December 31, 2006
Financing costs	$2,901,000	$2,901,000
Accumulated amortization	(1,450,000)	(975,000)

Financing costs, net	$1,451,000	$1,926,000

Leasing costs, which are external fees and costs incurred in the successful negotiations of leases, are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense. Amortization expense for the three months ended June 30, 2007 and 2006 totaled $262,000 and $0, respectively. Amortization expense for the six months ended June 30, 2007 and 2006 totaled $524,000 and $0, respectively. Balances, net of accumulated amortization, at June 30, 2007 and December 31, 2006 are as follows:

	June 30, 2007	December 31, 2006
Leasing costs	$11,166,000	$11,166,000
Accumulated amortization	(1,048,000)	(524,000)

Leasing costs, net	$10,118,000	$10,642,000

Inventory

The Company maintains fuel inventory for its generators, which is recorded at the lower of cost (on a first-in, first-out basis) or market. At June 30, 2007 and December 31, 2006, the fuel inventory was $171,000 and $105,000, respectively, and is included in prepaid expenses and other assets in the accompanying balance sheets.

Debt Obligations

The Company enters into various debt agreements whose terms require certain additional costs and fees to be paid upon retirement of the debt. These additional costs and fees are accrued using the effective interest method and are recorded in interest expense with the related liability included in accounts payable and accrued liabilities on the accompanying balance sheets.

Advance Rents

Advance rents, typically prepayment of the following month’s rent, consist of payments received from tenants prior to the time they are earned and are recognized by the Company as revenue in subsequent periods when earned.

Rental Income

The Company, as a lessor, has retained substantially all the risks and benefits of ownership and accounts for its lease as an operating lease. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the term of the leases, which commences when control of the space and the critical power have been given to the tenant. The amount of the straight line rent receivable on the accompanying balance sheets included in rents and other receivables was $6,776,000 and $4,185,000 as of June 30, 2007 and December 31, 2006, respectively.

The Company records a provision for losses on accounts receivable equal to the estimated uncollectible accounts. The estimate is based on management’s historical experience and a review of the current status of the Company’s receivables. The Company will also establish, as necessary, an appropriate allowance for doubtful accounts for receivables arising from the straight-lining of rents. This receivable arises from revenue recognized in excess of amounts currently due under the lease. As of June 30, 2007 and December 31, 2006, no allowance was considered necessary.

Tenant leases generally contain provisions under which the tenants reimburse the Company for a portion of the property’s operating expenses and real estate taxes incurred by the Company. The reimbursements are included in rental income in the statements of operations in the period the applicable expenditures are incurred.

Income Taxes

The Company is a partnership for income tax purposes, therefore it is not subject to U.S. federal income tax on its income. Results of operations of the Company are to be included proportionately in the federal income tax returns of the individual members; therefore, no provision for federal income taxes is included in the accompanying financial statements.

Comprehensive Income

The Company recorded no comprehensive income other than net income for the three and six months ended June 30, 2007 and 2006.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company’s adoption of FIN 48 on January 1, 2007 did not have an effect on its financial position and results of operations.

2. Property Acquisition and Development

On September 11, 2000, a member contributed land, at its cost basis of $2,369,000, to Eden Ventures LLC (Eden), of which $1,071,000 related to land contributed to Quill. Eden constructed three data center buildings known as ACC1 (44470 Chilum Place, Ashburn, Virginia), ACC2 (44490 Chilum Place, Ashburn, Virginia), and ACC3 (44520 Hastings Drive, Ashburn, Virginia).

During December 2005, the property was condominiumized into three separate units and ACC2 and ACC3 were distributed, at their cost basis, to the members of Eden who in turn contributed the properties to Rhino Interests LLC (Rhino) and Quill, respectively. The Company believes that the transfer of the ownership interest in the properties into the newly formed entities was a transaction without substance and simply represented a change in legal organization. Accordingly, the financial statements of the Company report the results of its operations as though the transfer of the net assets had occurred at the beginning of the periods presented. Quill completed the infrastructure build-out of ACC3 on July 1, 2006 with 79,600 of rentable square feet at a capitalized cost subsequent to the contribution of land of $93,400,000, which is included in buildings and improvements on the accompanying balance sheets.

3. Leases

As of June 30, 2007, one tenant accounted for 100% of the total data center rental income under a single lease. The lease is defined among computer rooms with expiration dates ranging from June 30, 2016 through June 30, 2018. The Company does not hold a security deposit from its tenant. The tenant operates within the technology industry and, as such, its viability is subject to market fluctuations in that industry.

4. Mortgage Note Payable

On December 19, 2005, Quill entered into a secured promissory note with Fremont Investment & Loan in the amount of $124,650,000 relating to the financing of ACC3. The note was amended on July 7, 2006 to increase the maximum principal from $124,650,000 to $126,650,000, of which $125,756,000 and $112,490,000 was outstanding at June 30, 2007 and December 31, 2006, respectively. The note bears interest at a variable interest rate (which adjusts every six months) equal to the sum of the one-month LIBOR plus 3.5% (8.82% and 8.825% at June 30, 2007 and December 31, 2006, respectively), provided that in no event will the variable interest rate be less than 5.75% per annum. Beginning February 1, 2006, monthly payments of interest only and net cash flow are due under the terms of the note. Upon satisfaction of stabilization conditions, the note will be payable in monthly payments of the greater of (1) net cash flow, (2) $1,300,000 or (3) a payment sufficient to amortize the note at the interest rate then in effect over the 240-month amortization period. The note matures on January 1, 2009, and can be extended for an additional 24 months subject to certain conditions. An exit fee equal to $1,267,000 (1.0% of the note amount) is due when the loan is paid in full. The note is collateralized by the assignment of rents and leases of the property and assets with an aggregate net book value of approximately $91,169,000 at June 30, 2007.

The managing members have provided certain customary performance guarantees on the debt related to the real estate.

5. Related Party Transactions

DFD Technical Services LLC (DFTS), an entity in which two of the members of the Company own an interest, is responsible for the management of the properties. Management fees incurred with DFTS are based on 5% percentage of gross receipts collected for the property and for the three months ended June 30, 2007 and 2006 totaled $291,000 and $0, respectively. Property management fees for the six months ended June 30, 2007 and 2006 totaled $539,000 and $0, respectively. At June 30, 2007 and December 31, 2006, $128,000 and $497,000, respectively, of such fees were payable.

DuPont Fabros Development LLC (DFD), an entity in which two of the members of the Company own an interest, earns an asset management fee. Asset management fees, which are included in management fees in the statements of operations, incurred with DFD are based on 1.5% of the annual gross receipts of the properties, and for the three months ended June 30, 2007 and 2006 totaled $102,000 and $0, respectively. Asset management fees for the six months ended June 30, 2007 and 2006 totaled $157,000 and $0, respectively. At June 30, 2007 and December 31, 2006, $179,000 and $119,000, respectively, of such fees were payable.

Bookkeeping fees incurred with DFD for the three months ended June 30, 2007 and 2006 totaled $9,000 and $0, respectively, and for the six months ended June 30, 2007 and 2006 totaled $19,000 and $0, respectively, and are included in general and administrative expenses in the accompanying statements of operations.

In addition, DFD was reimbursed for salaries and overhead expenses related to operation management totaling $112,000 and $0 for the three months ended June 30, 2007 and 2006 and $227,000 and $0 for the six months ended June 30, 2007 and 2006, respectively. These fees are included in property operating costs in the accompanying statements of operations.

DFD is paid leasing commissions, which are capitalized and amortized over the term of the lease, upon the successful negotiation of tenant leases. Leasing commissions are determined based on approximately 5% of the total rental revenue of the executed lease. During the three and six months ended June 30, 2007 and 2006, no leasing commissions were incurred. At June 30, 2007 and December 31, 2006, $904,000 and $2,260,000, respectively, of leasing commissions were payable.

DFD is paid development and construction management fees, which are capitalized, for their services in the development of properties and build-out of the infrastructure. During the three months ended June 30, 2007 and 2006, $0 and $1,011,000, respectively, was incurred. During the six months ended June 30, 2007 and 2006, $0 and $2,022,000, respectively was incurred. At June 30, 2007 and December 31, 2006, $0 and $337,000, respectively, of such fees were payable.

In addition, due to related parties includes amounts due to DFD and affiliated entities of $501,000 and $1,322,000 at June 30, 2007 and December 31, 2006, respectively, for advances, salaries and overhead, and operating cost reimbursements.

Related party payables are due on demand without interest.

At December 31, 2005, $13,211,000 was due from DFD to Quill, which related to proceeds from a loan refinancing. The amount was repaid in January 2006 without interest.

6. Statements of Cash Flows—Supplemental Disclosures

During the six months ended June 30, 2007 and 2006, $0 and $377,000, respectively, of amortization of loan fees were capitalized to real estate.

During the six months ended June 30, 2007 and 2006, accounts payable and accrued expenses in the amount of $0 and $4,410,000, respectively, were capitalized to real estate.

7. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings, lawsuits, examinations by various tax authorities, and claims that have arisen in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on the financial condition or results of operations.

8. Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates, and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the amounts are not necessarily indicative of the amounts the Company would realize in a current market exchange.

The following methods and assumptions were used in estimating the fair value amounts and disclosures for financial instruments as of June 30, 2007:

•

Cash and cash equivalents: The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value because of the short maturity of these instruments (i.e., less than 90 days).

•

Rents and other receivables, accounts payable and accrued liabilities, due to/from related parties, and advance rents: The carrying amount of these assets and liabilities reported in the balance sheet approximates fair value because of the short-term nature of these amounts.

•

Mortgage note payable: Borrowings are floating rate instruments and management believes that for similar financial instruments with comparable credit risks, the stated interest rates as of June 30, 2007 (floating rates at spreads over a market rate index) approximate market rates. Accordingly, the carrying value is believed to approximate fair value.

9. Subsequent Events

On August 7, 2007, the Company’s members, along with the members of affiliated data center single asset entities that had been operated under common management, contributed all of their interests in the entities to Safari Ventures LLC (Safari), a newly formed entity. For accounting purposes, the Company is deemed to be the accounting acquirer whereby the Company’s net assets will be recorded at carryover basis and the affiliated entities’ net assets will be recorded at their fair value. Concurrent with the contributions of such interests, Safari repaid the Company’s mortgage note payable and certain of the mortgage notes payable of the affiliated entities and entered into a $200 million secured term loan and a $275 million senior secured revolving credit facility (together, the KeyBank Debt), of which a total of $408.2 million was outstanding as of August 7, 2007. The secured revolving credit facility contains an accordian feature that would enable the Company and the affiliated data center single asset entities to increase such facility by up to $200 million depending on certain factors including the value of, and debt service on, the properties included in the borrowing base. Both loans bear interest at the rate of LIBOR plus 2.25% payable monthly on an interest-only basis The secured term loan matures on August 7, 2011 with no option to extend and the secured revolving credit facility matures on August 7, 2010 with an option to extend the maturity date 12 months.

On August 15, 2007 we entered into a $200.0 million interest rate swap with KeyBank National Association to manage the interest rate risk associated with a portion of the KeyBank Debt to be effective August 17, 2007 through the maturity of this loan. This swap agreement effectively fixed the interest rate on $200.0 million of the KeyBank Debt at 4.997% plus the credit spread of 2.25%. Safari designated this agreement as a hedge for accounting purposes.

Report of Independent Registered Public Accounting Firm

Members

Eden Ventures LLC, Rhino Interests LLC, Grizzly Ventures LLC, Lemur Ventures LLC, and Porpoise Ventures LLC

We have audited the accompanying combined balance sheets as of December 31, 2006 and 2005, of the entities listed in Note 1, and the related combined statements of operations, members’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2006 and 2005, of the entities listed in Note 1, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

McLean, VA

May 18, 2007

DuPont Fabros Acquired Properties

Combined Balance Sheets

	December 31,
	2006	2005
(Dollars in thousands)
ASSETS
Income producing property:
Land	$7,441	$7,441
Buildings and improvements	183,338	180,947

	190,779	188,388
Less: Accumulated depreciation	(11,502)	(5,069)

Net income producing property	179,277	183,319
Construction in progress	114,989	—

Net real estate and development assets	294,266	183,319

Cash and cash equivalents	16,121	6,307
Restricted cash	398	1,053
Rents and other receivables, net	9,952	5,898
Deferred costs, net	28,751	14,524
Prepaid expenses and other assets	1,111	938
Assets held for sale	14,066	13,908
Due from related parties	—	3,238

Total assets	$364,665	$229,185

LIABILITIES AND MEMBERS’ DEFICIT
Liabilities:
Mortgages and notes payable	$304,611	$196,849
Accounts payable and accrued liabilities	35,500	2,531
Liabilities related to assets held for sale	23,706	24,761
Advance rents	4,179	182
Due to related parties	636	5,583
Tenant security deposits	247	247

Total liabilities	368,879	230,153

Members’ deficit	(4,214)	(968)

Total liabilities and members’ deficit	$364,665	$229,185

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statements of Operations

	Years ended December 31,
	2006	2005	2004
(Dollars in thousands)
Revenue:
Base rent	$33,473	$14,940	$5,605
Recoveries from tenants	21,171	10,563	5,243
Other revenue	133	175	45

Total operating revenues	54,777	25,678	10,893

Expenses:
Real estate taxes	1,046	689	500
Insurance	365	206	139
Property operating costs	17,261	9,222	4,727
Management fees	2,808	1,328	818
Depreciation and amortization	8,081	3,799	875
General and administrative	685	678	467

Total operating expenses	30,246	15,922	7,526

Operating income	24,531	9,756	3,367

Other income and expense:
Interest income	218	35	5
Interest expense	(25,524)	(8,951)	(7,818)

Income (loss) from continuing operations	(775)	840	(4,446)

Income (loss) from discontinued operations	1,563	1,489	(2,263)

Net income (loss)	$788	$2,329	$(6,709)

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statements of Changes in Members’ Equity (Deficit)

Years Ended December 31, 2006, 2005 and 2004

(Dollars in thousands)
Members’ equity at December 31, 2003	$3,604

Contributions from members—cash	88
Distributions to members	(9,301)
Net loss	(6,709)

Members’ deficit at December 31, 2004	(12,318)

Contributions from members—cash	12,000
Distributions to members	(2,979)
Net income	2,329

Members’ deficit at December 31, 2005	(968)

Contributions from members—cash	38,547
Contributions from members—property	5,636
Distributions to members	(48,217)
Net income	788

Members’ deficit at December 31, 2006	$ (4,214)

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statements of Cash Flows

	Years Ended December 31,
	2006	2005	2004
(Dollars in thousands)
Operating activities
Net income (loss)	$788	$2,329	$(6,709)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	8,615	4,333	1,649
Amortization of loan costs	2,081	1,051	650
Loss on interest rate cap	196	89	813
Changes in operating assets and liabilities
Rents and other receivables	(4,635)	(4,578)	8,817
Deferred costs	(8,806)	(9,073)	(3,515)
Restricted cash	655	(186)	(868)
Prepaid expenses and other assets	(225)	(281)	(206)
Accounts payable and accrued expenses	3,526	1,261	(1,189)
Advance rents	3,997	(150)	2
Tenant security deposits	—	(83)	330
Related party	(3,485)	3,224	1,693

Net cash provided by (used in) operating activities	2,707	(2,064)	1,467

Investing activities
Acquisition of real estate	(84,505)	(153,659)	(1,745)
Repayment from (advances to) affiliates	3,238	(2,174)	13

Net cash used in investing activities	(81,267)	(155,833)	(1,732)

Financing activities
Proceeds from issuance of debt	157,437	182,681	48,050
Principal repayments of debt	(49,675)	(28,239)	(32,800)
Purchase of interest rate cap	—	—	(1,098)
Payments of financing costs	(9,364)	(4,211)	(1,249)
Advances from (repayments to) related parties	(354)	—	—
Contributions from members	38,547	12,000	88
Distributions to members	(48,217)	(2,979)	(9,301)

Net cash provided by financing activities	88,374	159,252	3,690

Net increase in cash and cash equivalents	9,814	1,355	3,425

Cash and cash equivalents, beginning	6,307	4,952	1,527

Cash and cash equivalents, ending	$16,121	$6,307	$4,952

Supplemental disclosure of cash flow information
Cash paid during the year for interest (excluding interest capitalized)	$25,888	$9,751	$9,480

See accompanying notes.

DuPont Fabros Acquired Properties

Notes to Combined Financial Statements

December 31, 2006

1. Description of Business and Significant Accounting Policies

DuPont Fabros Acquired Properties (the Company) owns five data center properties located in Northern Virginia that are leased to tenants under operating leases. The Company is not a legal entity, but rather a combination of limited liability companies (LLCs), and their wholly owned subsidiaries, that each has common managing members. The limited liability agreements do not confer any rights to any creditor to require any member to make a capital contribution, thus the members’ liability is limited to their capital accounts. Each limited liability company will cease to exist upon the occurrence of certain events, including the vote by 85% of the members to dissolve the respective company, the entry of a decree of judicial dissolution in accordance with the state of Delaware Limited Liability Company Act, or any other event which pursuant to the limited liability company agreements shall cause a termination of such limited liability company, as discussed in the respective agreements.

The accompanying combined financial statements include the following limited liability companies:

Entity/Property Name	Date Formed	State of Organization
Eden Ventures LLC/ACC1	June 29, 2000	Delaware
Rhino Interests LLC/ACC2	December 2, 2005	Delaware
Grizzly Interests LLC/ACC4	March 2, 2006	Delaware
Lemur Ventures LLC/VA3	March 26, 2003	Delaware
Porpoise Ventures LLC/VA4	June 27, 2005	Delaware

Principles of Combination

The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States. The combined entities are under common management in that they have common managing members. The operations of the data center properties are included in the financial statements from the date of acquisition by the Company. All significant intercompany transactions and balances have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income-Producing Property

The data center properties are recorded at cost, including the external direct costs of the acquisitions. The acquisition costs of the income-producing properties are allocated among land, buildings, improvements, and any personal property acquired based on estimated relative fair values at the time of acquisition. All capital improvements for the income-producing properties that extend their useful life are capitalized to individual building components, including interest and real estate taxes incurred during the period of development, and depreciated over their estimated useful lives. Interest is capitalized based upon applying the property’s weighted-average borrowing rate to the actual development costs expended during the construction period. Interest is capitalized until the property has reached substantial completion and is ready for its intended use in accordance with Statement of Financial Accounting Standards (SFAS) No. 34, Capitalization of Interest Cost. During the years ended December 31, 2006, 2005, and 2004, interest costs capitalized totaled $1,113,000, $1,435,000, and $0, respectively.

The Company allocates the purchase price of acquired properties to the related physical assets and in-place leases based on their relative fair values, in accordance with SFAS No. 141, Business Combinations. The fair values of acquired buildings are determined on an “as-if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as-if-vacant” fair value is allocated to land, building, improvements, and any personal property based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases consists of the following components as applicable—(1) the estimated cost to replace the leases, including foregone rents during the period of finding a new tenant, foregone recovery of tenant pass-through, tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as Tenant Origination Costs); (2) the estimated leasing commissions associated with obtaining a new tenant (referred to as Leasing Commissions); and (3) the above/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Tenant Origination Costs, if any, are included in buildings and improvements on the Company’s balance sheet and are amortized as depreciation expense on a straight-line basis over the remaining life of the underlying leases. Leasing Commissions, if any, are classified as deferred costs and are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Lease Intangible assets and liabilities, if any, are classified as prepaid expenses and other assets and intangible lease liabilities, respectively, and amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, the unamortized portions of the Tenant Origination Cost, Leasing Commissions, and Lease Intangibles, associated with that lease are written off to depreciation expense, amortization expense, or rental revenue, respectively. All properties acquired by the Company were vacant or under construction at the time of the acquisition.

Depreciation on buildings is generally provided on a straight-line basis over 40 years for buildings. Building components are depreciated over the life of the respective improvement ranging from 20 to 40 years. Personal property is depreciated over three to seven years. Depreciation expense, including amounts classified as discontinued operations, for the years ended December 31, 2006, 2005, and 2004 totaled $6,797,000, $3,623,000, and $1,513,000, respectively. Repairs and maintenance costs are expensed as incurred.

The Company records impairment losses on long-lived assets used in operations or in development when events or changes in circumstances indicate that the assets might be impaired, and the estimated undiscounted cash flows to be generated by those assets are less than the carrying amounts. If circumstances indicating impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value. Management assesses the recoverability of the carrying value of its assets on a property-by-property basis. No impairment losses were recorded for the years ended December 31, 2006, 2005, and 2004 in the accompanying combined financial statements.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company classifies a data center property as held-for-sale when it meets the necessary criteria, which include when the Company commits to and actively embarks on a plan to sell the asset, the sale is expected to be completed within one year under terms usual and customary for such sales, and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Data center properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The operations of properties held-for-sale are classified as discontinued operations for all periods presented. As of December 31, 2006, the property owned by Eden Ventures LLC has been classified as held-for-sale and its operations for all periods presented have been included in discontinued operations, including interest expense, which is based on the amount of allocable debt, as stated in the loan agreements.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts, and repurchase agreements purchased with a maturity date of three months or less, at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (FDIC) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company mitigates this risk by depositing a majority of its funds with major financial institutions. The Company has not experienced any losses and believes that the risk is not significant.

Restricted Cash

Restricted cash includes escrow deposits held by the lender as required by loan agreements, which are held in bank checking or investment accounts with original maturities of three months or less.

Deferred Costs

Financing costs, which represent fees and other costs incurred in obtaining debt, are amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included in interest expense. Amortization of the deferred financing costs included in interest expense for the years ended December 31, 2006, 2005, and 2004 totaled $2,081,000, $1,051,000, and $650,000, respectively, including amounts classified as discontinued operations. At December 31, 2006 and 2005, accumulated amortization totaled $2,303,000 and $1,235,000, respectively.

Leasing costs, which are external fees and costs incurred in the successful negotiations of leases, are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense. Amortization expense for the years ended December 31, 2006, 2005, and 2004 totaled $1,818,000, $887,000, and $329,000, respectively, including amounts classified as discontinued operations. At December 31, 2006 and 2005, accumulated amortization totaled $3,088,000 and $1,270,000, respectively.

Inventory

The Company maintains fuel inventory for its generators, which is recorded at the lower of cost (on a first-in, first-out basis) or market. At December 31, 2006 and 2005, the fuel inventory was $635,000 and $457,000, respectively, and is included in prepaid expenses and other assets.

Debt Obligations

The Company enters into various debt agreements whose terms require certain additional costs and fees to be paid upon retirement of the debt. These additional costs and fees are accrued using the effective interest method and are recorded in interest expense with the related liability included in accounts payable and accrued liabilities on the balance sheet.

Interest Rate Derivative Instruments

The Company accounts for derivative activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which requires all derivative instruments to be carried at fair value as either assets or liabilities on the balance sheets. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. The Company has not designated any of its derivative activities as hedging instruments, and therefore the Company recognizes the gain or loss associate with the change in fair value in current earnings, as interest expense, during the period of the change. Net payments under these derivatives are similarly recorded, but as realized.

Advance Rents

Advance rents, typically prepayment of the following month’s rent, consist of payments received from tenants prior to the time they are earned and are recognized by the Company as revenue in subsequent periods when earned.

Rental Income

The Company, as a lessor, has retained substantially all the risks and benefits of ownership and accounts for its leases as operating leases. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the term of the leases. The amount of the straight line rent receivable on the balance sheet included in rents and other receivables was $9,662,000 and $5,501,000 as of December 31, 2006 and December 31, 2005, respectively. Rental income is recognized on a straight- line basis over the term of the lease, which commences when control of the space and the critical power have been given to the tenant.

The Company records a provision for losses on accounts receivable equal to the estimated uncollectible accounts. The estimate is based on management’s historical experience and a review of the current status of the Company’s receivables. The Company will also establish, as necessary, an appropriate allowance for doubtful accounts for receivables arising from the straight-lining of rents. This receivable arises from revenue recognized in excess of amounts currently due under the lease. As of December 31, 2006 and 2005, no allowance was considered necessary.

Tenant leases generally contain provisions under which the tenants reimburse the Company for a portion of the property’s operating expenses and real estate taxes incurred by the Company. The reimbursements are included in rental income in the combined statements of operations in the period the applicable expenditures are incurred.

Real Estate Sales

In accordance with SFAS No. 66, Accounting for Sales of Real Estate, the Company recognizes sales at closing when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and there is no significant continuing involvement.

Income Taxes

The Company is a partnership for income tax purposes, therefore it is not subject to U.S. federal income tax on its income. Results of operations of the Company are to be included proportionately in the federal income tax returns of the individual members; therefore, no provision for federal income taxes is included in the accompanying combined financial statements.

Comprehensive Income

The Company recorded no comprehensive income other than net income for the years ended December 31, 2006, 2005, and 2004.

Segments

The Company separately evaluates the performance of each data center property. However, because each of the properties has similar economic characteristics and services, the properties have been aggregated into a single segment.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact, if any, on its financial position and results of operations.

2. Property Acquisition and Development

On September 11, 2000, a member contributed land, at its cost basis of $2,369,000, to Eden Ventures LLC (Eden). Eden constructed three data center buildings known as ACC1 (44470 Chilum Place, Ashburn, Virginia), ACC2 (44490 Chilum Place, Ashburn, Virginia), and ACC3 (44520 Hastings Drive, Ashburn, Virginia). The buildings were placed in service on April 30, 2001, July 23, 2001, and November 7, 2001, respectively. The build-out of the infrastructure of ACC1 was completed by June 30, 2001. The build-out of the infrastructure of ACC2 was completed in two phases on August 1, 2005 and October 1, 2005. During December 2005, the property was condominiumized into three separate units and ACC2 and ACC3 were distributed, at their cost basis, to the members of Eden who in turn contributed the properties to Rhino Interests LLC (Rhino) and Quill Ventures LLC (Quill), respectively.

On March 27, 2003, Lemur Ventures LLC (Lemur) acquired a 144,182 leasable square foot data center known as VA3 (1780 Business Center Drive, Reston, Virginia) for a total cost of $23,673,000, including acquisition costs.

On June 28, 2005, Porpoise Ventures LLC (Porpoise) acquired a 90,000 leasable square foot data center known as VA4 (8217 Linton Hall Road, Gainesville, Virginia) for a total cost of $90,386,000, including acquisition costs.

On April 30, 2006, the members of Grizzly Interests LLC (Grizzly) contributed land at their cost basis of $3,191,000. Simultaneously, 68.5% of the member interests were redeemed by Grizzly for $4,645,000. The Company recorded an increase to the land basis of $2,445,000, which represented the redemption amount that was in excess of the redeemed members’ cost basis. Grizzly has begun construction of the 171,200 leasable square foot data center known as ACC4 (44480 Hastings Drive, Ashburn, Virginia), which has an estimated total cost of $274,000,000, excluding land of $5,636,000. As of December 31, 2006, $109,331,000 has been incurred. Substantial completion is expected to occur in late 2007. The following is a summary of properties owned at December 31, 2006:

Acquisition Date	Property	Location	Rentable Square Feet (Unaudited)	Land	Buildings and Improvements	Construction in Progress	Total Cost
September 11, 2000	ACC2	Ashburn, VA	53,397	$652,000	$72,010,000	$—	$72,662,000
March 27, 2003	VA3	Reston, VA	144,182	3,279,000	22,443,000	—	25,722,000
June 28, 2005	VA4	Gainesville, VA	90,000	3,510,000	88,885,000	—	92,395,000

Subtotal			287,579	7,441,000	183,338,000	—	190,779,000

April 30, 2006	ACC4	Ashburn, VA	171,200	—	—	114,989,000	114,989,000

Subtotal			458,779	7,441,000	183,338,000	114,989,000	305,768,000
September 11, 2000	ACC1(1)	Ashburn, VA	95,440	708,000	11,160,000	—	11,868,000

Total			554,219	$8,149,000	$194,498,000	$114,989,000	$317,636,000

(1)	ACC1 was sold in February 2007 and is classified as held for sale (see Note 9).

3. Leases

As of December 31, 2006, two tenants accounted for approximately 89% of the total combined data center rental income. Each tenant accounted for $23,167,000 and $22,600,000 of operating revenues, $5,589,000 and $3,332,000 of rents and other receivables, all of which is straight-line rent receivable, and $1,938,000 and $1,914,000 of advance rents as of December 31, 2006, respectively. The Company does not hold security deposits from these tenants. All tenants operate within the technology industry and, as such, their viability is subject to market fluctuations in that industry.

Future minimum lease payments to be received under noncancelable operating leases are as follows for the years ending December 31:

2007	$38,863,000
2008	46,947,000
2009	53,346,000
2010	52,527,000
2011	50,070,000
Thereafter	262,106,000

$503,859,000

Contractual rental payments, which excludes straight-line rents, for each of the years ended December 31, 2006, 2005, and 2004 was $29,385,000, $11,172,000, and $4,531,000, respectively.

4. Mortgages and Notes Payable

At December 31, 2006 and 2005, the Company’s mortgage and note debt were as follows:

	December 31
	2006	2005
ACC1/ACC2, variable interest rate of LIBOR plus 3.5%, matures July 2010	$97,055,000	$90,038,000
ACC4 (senior loan), variable interest rate of LIBOR plus 3.5%, matures December 2009	5,279,000	—
ACC4 (senior mezz), interest rate of LIBOR plus 10%, matures December 2009	14,507,000	—
ACC4 (junior mezz), interest rate of 15%, matures December 2009	40,018,000	—
VA3, variable interest rate of LIBOR plus 3% at December 31, 2006, matures September 2010	64,596,000	42,746,000
VA4, variable interest rate of LIBOR plus 3.5%, matures June 2008	106,656,000	87,565,000

	328,111,000	220,349,000
Less amount included in liabilities related to assets held for sale	(23,500,000)	(23,500,000)

	$304,611,000	$196,849,000

Eden (ACC 1 and 2)

On September 11, 2000, Eden entered into an agreement with Fremont Investment & Loan. Through various amendments, the maximum loan amount was $27,646,000 with a maturity date of July 1, 2005. Interest on the loan was equal to London Interbank Offering Rate (LIBOR) plus 3.5% provided that in no event will the variable interest rate be less than 8% per annum. The loan was repaid on June 9, 2005.

On June 9, 2005, Eden entered into a new loan agreement with a maximum principal amount of $101,500,000 with Fremont Investment & Loan. Interest accrues on the unpaid principal balance at a variable interest rate (which adjusts every six months) equal to the sum of the six-month LIBOR plus 3.50% to 3.75% depending on the status of the data center (9.10% and 8.45% at December 31, 2006 and 2005, respectively), provided that in no event will the variable interest rate be less than 5.75% per annum. The variable margin rate will be reduced to the six-month LIBOR plus 3.5% upon satisfaction of stabilization conditions. Beginning August 1, 2005, monthly payments of interest only and net cash flow are due. Upon satisfaction of stabilization conditions, the note will be payable in monthly payments of the greater of (1) net cash flow or (2) $700,000.

On December 19, 2005, Eden amended the loan under which Fremont Investment & Loan agreed, among other things, to, at a future date, release ACC1 from the lien of the security instrument and other loan documents upon payment of $23,500,000 of outstanding principal balance on the loan and an exit fee of $352,000 (see Note 10).

The note matures on July 1, 2010. An exit fee equal to $780,000, as adjusted due to the release of ACC1, is due when the loan is paid in full. The balance outstanding at December 31, 2006 and 2005 was $97,055,000 and $90,038,000, respectively. The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $78,751,000 at December 31, 2006.

Grizzly (ACC 4)

On November 30, 2006, Grizzly entered into a $302,000,000 senior loan with Fremont Investment & Loan (Senior Loan) related to the financing of ACC4. The loan bore interest at a rate equal to 8.82%. On January 1, 2007 and thereafter, the loan bears interest at the one-month LIBOR (which adjusts monthly) plus 3.50% (8.82% at December 31, 2006) provided that in no event will the variable interest rate be less than 8.32%. Beginning January 1, 2007, the loan requires monthly payments of interest plus all net cash flow. During the amortization period (which is defined as 240 months commencing on the stabilization date, as defined) payments will be the greater of (a) net cash flow or (b) principal and interest, which fully amortizes the unpaid principal balance over the remaining term of the loan at the interest rate then in effect. An exit fee equal to $3,775,000 (1.25% of the note amount) plus the difference between $14,500,000 and the amount of interest actually paid to the lender is due when the loan is paid in full. As of December 31, 2006, $25,000 of interest has been incurred. The loan matures on December 1, 2009 and can be extended for an additional 24 months subject to certain conditions. The balance outstanding at December 31, 2006 was $5,279,000. The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $114,989,000 at December 31, 2006.

On November 30, 2006, Grizzly entered into a $47,294,000 senior mezzanine loan with a Lehman Brothers mezzanine fund. The loan bears interest at the one-month LIBOR (which adjusts monthly) plus 10% (15.375% at December 31, 2006), compounded monthly, provided that at any date the LIBOR rate decreases below 5%, LIBOR is deemed to be 5%. An exit fee equal to $591,000 (1.25% of the note amount) plus the difference between the amount that would have been due over the term of the loan and the amount of interest actually paid to the lender is due when the loan is paid in full. The loan matures the earlier of (1) December 1, 2009 (Initial Maturity Date), (2) the maturity date of the Senior Loan, and (3) the date of acceleration or prepayment in full of the Senior Loan. The Initial Maturity Date may be extended for an additional two years. The balance outstanding at December 31, 2006 was $14,507,000. The note is secured by 100% of the membership interests.

On November 30, 2006, Grizzly entered into a $40,018,000 junior mezzanine loan with Lehman Brothers Holdings Inc. The loan bears interest at 15%, compounded monthly. Grizzly shall pay an additional fee equal to the following amounts, less the total amount of interest paid: (1) if the loan is prepaid in full on or before April 2008, $37,018,000, (2) if the loan is prepaid in full on or before November 2009, $40,018,000 or (3) if the loan is paid after November 2009, then an amount sufficient to provide lender with an internal rate of return of 25%. The loan matures the earlier of (1) December 1, 2009 (Initial Maturity Date), (2) the maturity date of the Senior Loan, and (3) the date of acceleration or prepayment in full of the Senior Loan. The Initial Maturity Date may be extended for an additional two years. The balance outstanding at December 31, 2006 was $40,018,000. The note is secured by 100% of the membership interests.

Lemur (VA 3)

On March 28, 2003, Lemur entered into a $19,975,000 senior loan with Merrill Lynch Business Financial Services Inc. and a $7,500,000 mezzanine loan with Lehman Brothers Holdings, Inc relating the financing of VA3. Interest on the senior loan was equal to the one-month LIBOR plus 3.5%, provided that in no event would the interest rate be less than 5.75% per annum. The loans were repaid on May 14, 2004. In connection with the repayment of the loans, Lemur paid additional fees on the senior loan and mezzanine loan in the amount of $250,000 and $5,175,000, respectively, in 2004.

On May 14, 2004, Lemur entered into a $44,000,000 promissory note with SFT I, Inc. Proceeds from the loan were used to repay $18,728,000 of principal outstanding on the senior loan and $7,500,000 on the mezzanine loan. The loan had a maturity date of May 13, 2009 and bore interest at an annual rate equal to LIBOR plus 5.125% (9.25% at December 31, 2005). The balance outstanding at December 31, 2005 was $42,746,000. The loan was repaid on August 14, 2006. In connection with the repayment in 2006, Lemur paid additional fees on the loan in the amount of $1,242,000.

Also in May 2004 in conjunction with the promissory note entered into, Lemur entered into an interest rate cap agreement with a total notional amount of $44,000,000 at a purchase price of $1,085,000 to cap the interest at 5.5%. During 2005 and 2004, Lemur recorded additional interest expense for the decrease in fair value of the interest rate cap of $89,000 and $800,000, respectively. In 2006, concurrent with the repayment of the promissory note, Lemur settled its interest rate derivative for proceeds received of $169,000 and recorded a loss of $27,000, which increased interest expense. As of December 31, 2006, the Company had no interest rate derivative instruments. At December 31, 2005, the fair value of the interest rate cap agreement included in prepaid expenses and other assets was $196,000.

On August 14, 2006, Lemur entered into a $65,000,000 promissory note with Fremont Investment & Loan. Proceeds from the loan were used to repay $41,392,000 of principal outstanding. The loan has a maturity date of September 1, 2010, which can be extended an additional 12 months subject to certain conditions, and bears interest at an annual rate equal to LIBOR (which adjusts monthly) plus 3% (8.4% at December 31, 2006), provided that in no event will the variable interest rate be less than 7.94% per annum. The balance outstanding at December 31, 2006 was $64,596,000. Monthly payments equal to the greater of (1) net operating income or (2) a payment sufficient to amortize the note at the interest rate then in effect over the 240-month amortization period are due. An exit fee equal to $325,000 (0.5% of the note amount) is due when the loan is paid in full. The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $22,791,000 at December 31, 2006.

Porpoise (VA 4)

On June 28, 2005, Porpoise entered into a $110,530,000 promissory note with Merrill Lynch Business Financial Services, Inc. relating to the financing of VA4, of which $106,656,000 and $87,565,000 was outstanding at December 31, 2006 and 2005, respectively. The note bears interest at a variable interest rate (which adjusts daily) equal to the sum of the one-month LIBOR plus 3.5% (8.85% and 7.87% at December 31, 2006 and 2005, respectively), provided that in no event will the variable interest rate be less than 6.82% per annum. Beginning August 1, 2005, monthly payments of net cash flow are due under the terms of the note. An exit fee equal to $2,211,000 (2.0% of the note amount) is due when the loan is paid in full. The note matures on June 30, 2008, and can be extended for an additional 12 months subject to certain conditions and payment of an extension fee equal to $553,000 (0.5% of the note amount). The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $87,985,000 at December 31, 2006.

The mortgage notes include general compliance covenants, which are nonfinancial, with which the Company must comply, all of which were met as of December 31, 2006. Certain of the Company’s loan agreements contain provisions that could require certain of the limited liability companies to fund additional equity if the lender, at its sole and absolute discretion, determines that such funding is required to keep the loan in-balance. To date, no such fundings have been required and the Company does not believe that it is probable that the lenders will require such fundings.

Future required principal payoffs based on the stated maturity dates are as follows:

2007	$23,500,000
2008	106,656,000
2009	59,804,000
2010	138,151,000

Total	$328,111,000

Payments of principal are required prior to the stated maturity dates for certain of the loans based on obtaining certain thresholds and amortizing principal at the then prevailing interest rates or based upon net cash flow.

The managing members have provided certain customary performance guarantees on certain debt related to the real estate.

5. Related Party Transactions

DFD Technical Services LLC (DFTS), an entity in which two of the members of the Company own an interest, is responsible for the management of the properties. Management fees incurred with DFTS are based on a percentage of gross receipts collected for the properties, typically 5%, and for years ended December 31, 2006, 2005, and 2004 totaled $2,281,000, $995,000, and $364,000, respectively. At December 31, 2006 and 2005, $28,000 and $209,000, respectively, of such fees were payable.

DuPont Fabros Development LLC (DFD), an entity in which two of the members of the Company own an interest, earns an asset management fee from certain of the properties. Asset management fees, which are included in management fees in the combined statements of operations, incurred with DFD are based on 1.5% of the annual gross receipts of the properties, and for the years ended December 31, 2006, 2005, and 2004 totaled $558,000, $363,000, and $154,000, respectively, including amounts classified as discontinued operations. At December 31, 2006 and 2005, $51,000 and $199,000, respectively, of such fees were payable.

Bookkeeping fees incurred with DFD for the years ended December 31, 2006, 2005, and 2004 totaled $110,000, $63,000, and $21,000, respectively, and are included in general and administrative expenses.

In addition, DFD was reimbursed for salaries and overhead related to operation management totaling $1,534,000, $1,133,000, and $641,000 for the years ended December 31, 2006, 2005, and 2004, respectively, which are included in property operating costs in the combined statements of operations.

DFD is paid leasing commissions, which are capitalized and amortized over the term of the lease, upon the successful negotiation of tenant leases. Leasing commissions are determined based on approximately 5% of the total rental revenue of the executed lease. During the years ended December 31, 2006, 2005, and 2004, $8,779,000, $8,936,000, and $1,215,000, respectively, was incurred. At December 31, 2006 and 2005, $0 and $2,928,000, respectively, of leasing commissions were payable.

DFD is paid development and construction management fees, which are capitalized, for their services in the development of properties and build-out of the infrastructure. During the years ended December 31, 2006, 2005, and 2004, $739,000, $2,217,000, and $47,000, respectively, was incurred. At December 31, 2006 and 2005, $0 and $1,109,000, respectively, of such fees were payable.

In accordance with the limited liability company agreement for Lemur Ventures LLC, DFD was paid a capital transaction fee of $650,000 and $110,000 during the years ended December 31, 2006 and 2004, respectively, for their services in negotiating the refinancing of the outstanding mortgage. The fees were capitalized as additional loan costs and amortized over the life of the loan. In addition, DFTS was paid an incentive management fee of $300,000 during the year ended December 31, 2004. The fee was included in management fees in the combined statements of operations.

In addition, due to related parties includes amounts due to DFD and affiliated entities of $557,000 and $1,138,000 at December 31, 2006 and 2005, respectively, for advances, salaries and overhead, and operating cost reimbursements.

Related party payables are due on demand without interest.

At December 31, 2005, $3,238,000 was due from related entities. These amounts were repaid in 2006 without interest.

6. Combined Statements of Cash Flows—Supplemental Disclosures

During 2006 and 2005, $206,000 and $19,000, respectively, of amortization of loan fees were capitalized to real estate.

During 2006, land was contributed to Grizzly Interests LLC at a value of $5,636,000.

During 2006, 2005, and 2004, accounts payable and accrued expenses in the amount of $28,683,000, $1,499,000 and $195,000, respectively, were capitalized to real estate.

7. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings, lawsuits, examinations by various tax authorities, and claims that have arisen in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on the financial condition or results of operations.

Grizzly Ventures LLC executed a construction contract on October 20, 2006 with an unrelated contractor. The balance of the contract, as adjusted for change orders, is $255,000,000. As of December 31, 2006, the amount incurred was $102,860,000.

8. Fair Value of Financial Instruments

SFAS 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates, and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the amounts are not necessarily indicative of the amounts the Company would realize in a current market exchange.

The following methods and assumptions were used in estimating the fair value amounts and disclosures for financial instruments as of December 31, 2006 and 2005:

•

Cash and cash equivalents and restricted cash: The carrying amount of cash and cash equivalents and restricted cash reported in the balance sheet approximates fair value because of the short maturity of these instruments (i.e., less than 90 days).

•

Rents and other receivables, accounts payable and accrued liabilities, due to/from related parties, and advance rents: The carrying amount of these assets and liabilities reported in the balance sheet approximates fair value because of the short-term nature of these amounts.

•

Mortgage notes payable: Borrowings are floating rate instruments and management believes that for similar financial instruments with comparable credit risks, the stated interest rates as of December 31, 2006 (floating rates at spreads over a market rate index) approximate market rates. Accordingly, the carrying value is believed to approximate fair value.

•

Interest rate cap: The fair value of the Company’s interest rate cap agreement is based on the Company’s estimates and market pricing information provided by certain dealers who actively trade these financial instruments.

9. Discontinued Operations

In December 2006, ACC1 was identified and classified as an asset held for sale. On February 27, 2007, the Property was sold for $42,485,000 and a gain of approximately $28,372,000 was recorded.

The following summarizes the operating results, assets held for sale, and liabilities related to assets held for sale for the property classified as discontinued operations (ACC1):

	Year ended December 31
	2006	2005	2004
Revenues	$4,592,000	$4,605,000	$750,000
Operating income (loss)	3,591,000	3,572,000	(558,000)
Interest expense	(2,028,000)	(2,083,000)	(1,705,000)

Income (loss) from discontinued operations	$1,563,000	$1,489,000	$(2,263,000)

	As of December 31
	2006	2005
Land, buildings, and improvements	$11,868,000	$11,868,000
Accumulated depreciation	(1,597,000)	(1,233,000)
Other assets	3,795,000	3,273,000

Assets held for sale	$14,066,000	$13,908,000

Mortgage note payable	$23,500,000	$23,500,000
Other liabilities	206,000	1,261,000

Liabilities related to assets held for sale	$23,706,000	$24,761,000

10. Subsequent Events

In February 2007, Eden acquired a property known as The Village of Elk Grove Village (located at 2200 Busse, Cook County, Illinois) for $31,500,000. The Company plans to develop the property into a data center and expects to incur development costs of approximately $365,000,000, excluding capitalized interest.

In March 2007, the Company was cited by the Virginia Department of Environmental Quality (“VDEQ”) compliance office about its emissions from the ACC2 diesel generators exceeding short-term emission limits. The Company commenced a study to develop a remediation plan and currently estimates future capital expenditures of approximately $650,000 to reduce emissions to be in conformance with state limits, which was accrued during the three months ended March 31, 2007. In addition, VDEQ preliminarily indicated that the Company could be subject to penalties up to $200,000, but that the penalties may be reduced if deemed that the Company promptly remediated the violation. Management’s current best estimate of the penalties that will be levied is approximately $100,000, which was accrued during the three months ended March 31, 2007.

DUPONT FABROS ACQUIRED PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2006

(in thousands)

Name	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Carry Amount At December 31, 2006			Accumulated Depreciation at December 31, 2006	Year Built/ Renovated	Year Acquired
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total
Operating Properties
Lemur Properties	$64,596	$3,279	$20,394	$—	$2,049	$3,279	$22,443	$25,722	$2,934	2003-2004	2003
Porpoise Ventures	106,657	3,510	86,846	—	2,039	3,510	88,885	92,395	4,386	2005	2005
Rhino Interests	73,555	642	—	10	72,010	652	72,010	72,662	4,182	2005	2005
Eden Ventures	23,500	682	—	26	11,160	708	11,160	11,868	1,597

Subtotal	268,308	8,113	107,240	36	87,258	8,149	194,498	202,647	13,099

Development Property
Grizzly Ventures	59,803	3,213	—	2,445	109,331	5,658	109,331	114,989	—	2006	2006

Subtotal	59,803	3,213	—	2,445	109,331	5,658	109,331	114,989	—

Grand Total	$328,111	$11,326	$107,240	$2,481	$196,589	$13,807	$303,829	$317,636	$13,099

Amounts include real estate assets of Eden Ventures held for sale.

The aggregate cost of total real estate for federal income tax purposes was $274,517 (unaudited) at December 31, 2006.

DUPONT FABROS ACQUIRED PROPERTIES

SCHEDULE III

COMBINED REAL ESTATE AND ACCUMULATED DEPRECIATION

The following is a reconciliation of real estate assets and accumulated depreciation for the years ended December 31, 2006, 2005, and 2004:

	2006	2005	2004
	(in thousands)
Real estate assets
Balance, beginning of period	$200,256	$44,964	$43,654
Additions —property acquisitions	3,190	90,386	—
—improvements	114,190	64,906	1,310

Balance, end of period	$317,636	$200,256	$44,964

Accumulated depreciation
Balance, beginning of period	$6,302	$2,679	$1,166
Additions—depreciation	6,797	3,623	1,513

Balance, end of period	$13,099	$6,302	$2,679

DuPont Fabros Acquired Properties

Combined Balance Sheets

	June 30, 2007	December 31, 2006
(Dollars in thousands)	(unaudited)	(audited)
Assets
Income-producing property:
Land	$7,441	$7,441
Buildings and improvements	184,120	183,338

	191,561	190,779
Less: Accumulated depreciation	(14,754)	(11,502)

Net income-producing property	176,807	179,277
Construction in progress and land held for development	307,437	114,989

Net real estate and development assets	484,244	294,266

Cash and cash equivalents	17,333	16,121
Restricted cash	496	398
Rents and other receivables, net	11,246	9,952
Deferred costs, net	33,819	28,751
Prepaid expenses and other assets	823	1,111
Due from related parties	1,200	—
Assets held for sale	—	14,066

Total assets	$549,161	$364,665

Liabilities and members’ equity (deficit)
Liabilities:
Mortgages and notes payable	$458,084	$304,611
Accounts payable and accrued liabilities	39,412	35,500
Liabilities related to assets held for sale	—	23,706
Advance rents	2,893	4,179
Due to related parties	13,561	636
Tenant security deposits	262	247

Total liabilities	514,212	368,879
Members’ equity (deficit)	34,949	(4,214)

Total liabilities and members’ equity (deficit)	$549,161	$364,665

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statements of Operations—Unaudited

	Three months ended June 30,
	2007	2006
(Dollars in thousands)
Revenue:
Base rent	$8,370	$8,367
Recoveries from tenants	6,576	5,119
Other revenue	62	33

Total operating revenues	15,008	13,519

Expenses:
Real estate taxes	427	262
Insurance	92	90
Property operating costs	5,316	4,136
Management fees	784	696
Depreciation and amortization	2,052	2,014
General and administrative	255	164

Total operating expenses	8,926	7,362

Operating income	6,082	6,157

Other income and expense:
Interest income	140	37
Interest expense	(5,863)	(5,534)

Income from continuing operations	359	660
Income from discontinued operations	—	408

Net income	$359	$1,068

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statements of Operations—Unaudited

	Six months ended June 30,
	2007	2006
(Dollars in thousands)
Revenue:
Base rent	$16,740	$16,735
Recoveries from tenants	12,677	9,560
Other revenue	118	63

Total operating revenues	29,535	26,358

Expenses:
Real estate taxes	797	523
Insurance	218	172
Property operating costs	10,373	7,659
Management fees	1,499	1,357
Depreciation and amortization	4,104	4,011
General and administrative	355	393

Total operating expenses	17,346	14,115

Operating income	12,189	12,243

Other income and expense:
Interest income	297	49
Interest expense	(11,971)	(10,570)

Income from continuing operations	515	1,722
Income from discontinued operations	28,504	747

Net income	$29,019	$2,469

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statement of Changes in Members’ (Deficit) Equity—Unaudited

Six Months Ended June 30, 2007

(Dollars in thousands)
Members’ deficit at December 31, 2006	$(4,214)
Cash contributions from members	15,652
Cash distributions to members	(5,508)
Net income	29,019

Members’ equity at June 30, 2007	$34,949

See accompanying notes.

DuPont Fabros Acquired Properties

Combined Statements of Cash Flows—Unaudited

	Six months ended June 30,
	2007	2006
(Dollars in thousands)
Operating activities
Net income	$29,019	$2,469
Net adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,147	4,278
Amortization of loan costs	775	657
Gain on sale of real estate	(28,372)	—
Changes in operating assets and liabilities:
Rents and other receivables	(1,142)	(2,975)
Deferred costs	(7,360)	(3,632)
Restricted cash	87	(341)
Prepaid expenses and other assets	(98)	(189)
Accounts payable and accrued expenses	7,725	1,547
Advance rents	(1,271)	2,376
Tenant security deposits	15	—
Due from/to related parties	571	(3,087)

Net cash provided by operating activities	4,096	1,103

Investing activities
Proceeds from the sale of real estate	43,078	—
Acquisition of real estate	(187,902)	(3,196)
Repayment from (advances to) related parties	(1,200)	1,117

Net cash used in investing activities	(146,024)	(2,079)

Financing activities
Proceeds from the issuance of debt	156,178	30,348
Principal repayments of debt	(26,205)	(3,303)
Payments of financing costs	(823)	(19)
Advance from related parties	3,846	1,410
Contributions from members	15,652	8,599
Distributions to members	(5,508)	(26,817)

Net cash provided by financing activities	143,140	10,218

Net increase in cash and cash equivalents	1,212	9,242
Cash and cash equivalents, beginning	16,121	6,307

Cash and cash equivalents, ending	$17,333	$15,549

Supplemental disclosure of cash flow information:
Cash paid during the period for interest
(excluding interest capitalized)	$11,605	$10,091

See accompanying notes.

DuPont Fabros Acquired Properties

Notes to Combined Financial Statements

June 30, 2007

(Unaudited)

1. Description of Business and Significant Accounting Policies

DuPont Fabros Acquired Properties (the Company) owns four data center properties located in Northern Virginia that are leased to tenants under operating leases. Additionally, the Company owns one data center property located in suburban Chicago that is in development and two parcels of land held for development in Piscataway, New Jersey and Northern Virginia. The Company is not a legal entity, but rather a combination of limited liability companies (LLCs), and their wholly owned subsidiaries, that each has common managing members. The limited liability agreements do not confer any rights to any creditor to require any member to make a capital contribution, thus the members’ liability is limited to their capital accounts. Each limited liability company will cease to exist upon the occurrence of certain events, including the vote by 85% of the members to dissolve the respective company, the entry of a decree of judicial dissolution in accordance with the state of Delaware Limited Liability Company Act, or any other event which pursuant to the limited liability company agreements shall cause a termination of such limited liability company, as discussed in the respective agreements.

The accompanying combined financial statements include the following limited liability companies:

Entity/Property Name	Date Formed	State of Organization
Eden Ventures LLC/ACC1	June 29, 2000	Delaware
Rhino Interests LLC/ACC2	December 2, 2005	Delaware
Grizzly Interests LLC/ACC4	March 2, 2006	Delaware
Lemur Ventures LLC/VA3	March 26, 2003	Delaware
Porpoise Ventures LLC/VA4	June 27, 2005	Delaware
Tarantula Ventures LLC/CH1	February 7, 2007	Delaware
Whale Ventures LLC/NJ1	February 5, 2007	Delaware
Yak Ventures LLC/ACC7	May 3, 2007	Delaware

Principles of Combination

The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States. The combined entities are under common management in that they have common managing members. The operations of the data center properties are included in the financial statements from the date of acquisition by the Company. All significant intercompany transactions and balances have been eliminated in combination.

Basis of Presentation

The accompanying combined interim unaudited financial statements have been prepared by management in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP) may have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the presentation not misleading. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year. The interim financials statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006 and the notes thereto.

The Company’s management and owners have approved a series of formation transactions in connection with a proposed initial public offering. In connection therewith, DuPont Fabros Technology, Inc. (the REIT) has been formed under the laws of the State of Maryland with the intent of qualifying as real estate investment trust under the Internal Revenue Code as amended (the Code). The formation transactions have been structured such that the REIT will raise equity through an initial public offering of common shares and contribute the proceeds for interests in DuPont Fabros Technology, L.P., a Delaware Limited Partnership (the Operating Partnership). As a result, the REIT, through the Operating Partnership, will be engaged in the ownership, development, management, leasing, and acquisition of data center properties. In addition, the members of the Company will contribute their interests in the Company to the Operating Partnership and the Company will become a wholly-owned subsidiary of the Operating Partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income-Producing Property

The data center properties are recorded at cost, including the external direct costs of the acquisitions. The acquisition costs of the income-producing properties are allocated among land, buildings, improvements, and any personal property acquired based on estimated relative fair values at the time of acquisition. All capital improvements for the income-producing properties that extend their useful life are capitalized to individual building components, including interest and real estate taxes incurred during the period of development, and depreciated over their estimated useful lives. Interest is capitalized based upon applying the property’s weighted-average borrowing rate to the actual development costs expended during the construction period. Interest is capitalized until the property has reached substantial completion and is ready for its intended use in accordance with Statement of Financial Accounting Standards (SFAS) No. 34, Capitalization of Interest Cost. Interest costs capitalized totaled $7,772,000 and $0 during the three months ended June 30, 2007 and 2006, respectively, and $12,817,000 and $0 during the six months ended June 30, 2007 and 2006, respectively.

The Company allocates the purchase price of acquired properties to the related physical assets and in-place leases based on their relative fair values, in accordance with SFAS No. 141, Business Combinations. The fair values of acquired buildings are determined on an “as-if-vacant” basis considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as-if-vacant” fair value is allocated to land, building, improvements, and any personal property based on property tax assessments and other relevant information obtained in connection with the acquisition of the property.

The fair value of in-place leases consists of the following components as applicable—(1) the estimated cost to replace the leases, including foregone rents during the period of finding a new tenant, foregone recovery of tenant pass-through, tenant improvements, and other direct costs associated with obtaining a new tenant (referred to as Tenant Origination Costs); (2) the estimated leasing commissions associated with obtaining a new tenant (referred to as Leasing Commissions); and (3) the above/below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Tenant Origination Costs, if any, are included in buildings and improvements on the Company’s balance sheet and are amortized as depreciation expense on a straight-line basis over the remaining life of the underlying leases. Leasing Commissions, if any, are classified as deferred costs and are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Lease Intangible assets and liabilities, if any, are classified as prepaid expenses and other assets and intangible lease liabilities, respectively, and are amortized on a straight-line basis as decreases and increases, respectively, to rental revenue over the remaining term of the underlying leases. Should a tenant terminate its lease, the unamortized portions of the Tenant Origination Cost, Leasing Commissions, and Lease Intangibles, associated with that lease are written off to depreciation expense, amortization expense, or rental revenue, respectively. All properties acquired by the Company were vacant or under construction at the time of the acquisition.

Depreciation is provided on a straight-line basis over 40 years for buildings. Building components are depreciated over the life of the respective improvement ranging from 20 to 40 years. Personal property is depreciated over three to seven years. Depreciation expense, including amounts classified as discontinued operations, for the three months ended June 30, 2007 and 2006 totaled $1,626,000 and $1,699,000, respectively. Depreciation expense including amounts classified as discontinued operations, for the six months ended June 30, 2007 and 2006 totaled $3,253,000 and $3,396,000, respectively. Repairs and maintenance costs are expensed as incurred.

The Company records impairment losses on long-lived assets used in operations or in development when events or changes in circumstances indicate that the assets might be impaired, and the estimated undiscounted cash flows to be generated by those assets are less than the carrying amounts. If circumstances indicating impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value. Management assesses the recoverability of the carrying value of its assets on a property-by-property basis. No impairment losses were recorded for the three and six months ended June 30, 2007 and 2006, in the accompanying combined financial statements.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company classifies a data center property as held-for-sale when it meets the necessary criteria, which include when the Company commits to and actively embarks on a plan to sell the asset, the sale is expected to be completed within one year under terms usual and customary for such sales, and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Data center properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The operations of properties held-for-sale are classified as discontinued operations for all periods presented. As of December 31, 2006, the property owned by Eden Ventures LLC was classified as held-for-sale and its operations for all periods presented have been included in discontinued operations, including interest expense, which is based on the amount of allocable debt, as stated in the loan agreements.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts, and repurchase agreements purchased with a maturity date of three months or less, at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (FDIC) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company mitigates this risk by depositing a majority of its funds with major financial institutions. The Company has not experienced any losses and believes that the risk is not significant.

Restricted Cash

Restricted cash includes escrow deposits held by the lender as required by loan agreements, which are held in bank checking or investment accounts with original maturities of three months or less.

Deferred Costs

Financing costs, which represent fees and other costs incurred in obtaining debt, are amortized on a straight-line basis, which approximates the effective-interest method, over the term of the loan and are included in interest expense. Amortization of the deferred financing costs included in interest expense for the three months ended June 30, 2007 and 2006 totaled $358,000 and $327,000, respectively, including amounts classified as discontinued operations. Amortization of the deferred financing costs included in interest expense for the six months ended June 30, 2007 and 2006 totaled $775,000 and $657,000, respectively, including amounts included in discontinued operations. At June 30, 2007 and December 31, 2006, accumulated amortization totaled $4,532,000 and $2,303,000, respectively.

Leasing costs, which are external fees and costs incurred in the successful negotiations of leases, are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense. Amortization expense for the three months ended June 30, 2007 and 2006, totaled $426,000 and $449,000, respectively, including amounts classified as discontinued operations. Amortization expense for the six months ended June 30, 2007 and 2006 totaled $3,031,000 and $882,000, respectively, including amounts classified as discontinued operations. At June 30, 2007 and December 31, 2006, accumulated amortization totaled $3,572,000 and $3,088,000, respectively.

Inventory

The Company maintains fuel inventory for its generators, which is recorded at the lower of cost (on a first-in, first-out basis) or market. At June 30, 2007 and December 31, 2006, the fuel inventory was $579,000 and $635,000, respectively, and is included in prepaid expenses and other assets in the accompanying combined balance sheets.

Debt Obligations

The Company enters into various debt agreements whose terms require certain additional costs and fees to be paid upon retirement of the debt. These additional costs and fees are accrued using the effective interest method and are recorded in interest expense with the related liability included in accounts payable and accrued liabilities on the accompanying combined balance sheets.

Interest Rate Derivative Instruments

The Company accounts for derivative activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which requires all derivative instruments to be carried at fair value as either assets or liabilities on the balance sheets. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. The Company had not previously designated any of its derivative activities as hedging instruments, and therefore the Company recognized the gain or loss associated with the change in fair value in current earnings, as interest expense, during the period of the change. Net payments under these derivatives were similarly recorded.

Advance Rents

Advance rents, typically prepayment of the following month’s rent, consist of payments received from tenants prior to the time they are earned and are recognized by the Company as revenue in subsequent periods when earned.

Rental Income

The Company, as a lessor, has retained substantially all the risks and benefits of ownership and accounts for its leases as operating leases. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the term of the leases, which commences when control of the space and the critical power have been given to the tenant. The amount of the straight line rent receivable on the accompanying combined balance sheets included in rents and other receivables was $10,929,000 and $9,662,000 as of June 30, 2007 and December 31, 2006, respectively.

The Company records a provision for losses on accounts receivable equal to the estimated uncollectible accounts. The estimate is based on management’s historical experience and a review of the current status of the Company’s receivables. The Company will also establish, as necessary, an appropriate allowance for doubtful accounts for receivables arising from the straight-lining of rents. This receivable arises from revenue recognized in excess of amounts currently due under the lease. As of June 30, 2007 and December 31, 2006, no allowance was considered necessary.

Tenant leases generally contain provisions under which the tenants reimburse the Company for a portion of the property’s operating expenses and real estate taxes incurred by the Company. The reimbursements are included in rental income in the combined statements of operations in the period the applicable expenditures are incurred.

Real Estate Sales

In accordance with SFAS No. 66, Accounting for Sales of Real Estate, the Company recognizes sales at closing when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer, and there is no significant continuing involvement.

Income Taxes

The Company is a partnership for income tax purposes, therefore it is not subject to U.S. federal income tax on its income. Results of operations of the Company are to be included proportionately in the federal income tax returns of the individual members; therefore, no provision for federal income taxes is included in the accompanying combined financial statements.

Comprehensive Income

The Company recorded no comprehensive income other than net income for the three and six months ended June 30, 2007 and 2006.

Segments

The Company separately evaluates the performance of each data center property. However, because each of the properties has similar economic characteristics and services, the properties have been aggregated into a single segment.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company’s adoption of FIN 48 on January 1, 2007 did not have an effect on its combined financial position and combined results of operations.

2. Property Acquisition and Development

On September 11, 2000, a member contributed land, at its cost basis of $2,369,000, to Eden Ventures LLC (Eden). Eden constructed three data center buildings known as ACC1 (44470 Chilum Place, Ashburn, Virginia), ACC2 (44490 Chilum Place, Ashburn, Virginia), and ACC3 (44520 Hastings Drive, Ashburn, Virginia). The buildings were placed in service on April 30, 2001, July 23, 2001, and November 7, 2001, respectively. The build-out of the infrastructure of ACC1 was completed by June 30, 2001. The build-out of the infrastructure of ACC2 was completed in two phases on August 1, 2005 and October 1, 2005. During December 2005, the property was condominiumized into three separate units and ACC2 and ACC3 were distributed, at their cost basis, to the members of Eden who in turn contributed the properties to Rhino Interests LLC (Rhino) and Quill Ventures LLC (Quill), respectively.

On March 27, 2003, Lemur Ventures LLC (Lemur) acquired a 144,182 leasable square foot data center known as VA3 (1780 Business Center Drive, Reston, Virginia) for a total cost of $23,673,000, including acquisition costs.

On June 28, 2005, Porpoise Ventures LLC (Porpoise) acquired a 90,000 leasable square foot data center known as VA4 (8217 Linton Hall Road, Gainesville, Virginia) for a total cost of $90,386,000, including acquisition costs.

On April 30, 2006, the members of Grizzly Interests LLC (Grizzly) contributed land at their cost basis of $3,191,000. Simultaneously, 68.5% of the member interests were redeemed by Grizzly for $4,645,000. The Company recorded an increase to the land basis of $2,445,000, which represented the redemption amount that was in excess of the redeemed members’ cost basis. Grizzly has begun construction of the 171,200 leasable square foot data center known as ACC4 (44480 Hastings Drive, Ashburn, Virginia), which has an estimated total cost of $256,000,000, excluding land of $5,636,000 and capitalized interest. As of June 30, 2007, $237,149,000 has been incurred. As of July 1, 2007 Phase 1 of ACC4 was placed into service. The remaining phase is expected to be completed in late 2007.

On February 28, 2007, Tarantula Ventures LLC (Tarantula) acquired land and an existing building known as CH1 (2200 Busse Road, Cook County, Illinois) for a total of $32,839,000, including acquisition costs. The Company plans to develop the property into a data center and expects to incur development costs of approximately $365,000,000, excluding capitalized interest. As of June 30, 2007, $59,318,000 has been incurred. Completion of phase 1 is expected in 2008.

On May 24, 2007, Yak Ventures LLC (Yak) acquired land in Ashburn, Virginia for a total of $4,179,000, including acquisition costs. The Company plans to develop the land into a data center known as ACC7.

On June 28, 2007, Whale Ventures LLC (Whale) acquired land in Piscataway, New Jersey for $6,791,000, including acquisition costs. The Company plans to develop the land into a data center known as NJ1.

The following is a summary of properties owned at June 30, 2007:

Acquisition Date	Property	Location	Rentable Square Feet (Unaudited)	Land	Buildings and Improvements	Construction in Progress and Land Held for Development	Total Cost
September 11, 2000	ACC2	Ashburn, VA	53,397	$652,000	$72,738,000	$—	$73,390,000
March 27, 2003	VA3	Reston, VA	144,901	3,279,000	22,447,000	—	25,726,000
June 28, 2005	VA4	Gainesville, VA	90,000	3,510,000	88,935,000	—	92,445,000

Subtotal			288,298	7,441,000	184,120,000	—	191,561,000

April 30, 2006	ACC4	Ashburn, VA	171,300	—	—	237,149,000	237,149,000
February 28, 2007	CH1	Elk Grove, IL	211,140	—	—	59,318,000	59,318,000
May 24, 2007	ACC7	Ashburn, VA	—	—	—	4,179,000	4,179,000
June 28, 2007	NJ1	Piscataway, NJ	—	—	—	6,791,000	6,791,000

Subtotal			382,440	—	—	307,437,000	307,437,000

Total			670,738	$7,441,000	$184,120,000	$307,437,000	$498,998,000

3. Leases

For the six months ended June 30, 2007, two tenants accounted for approximately 88% of the total combined data center rental income. Each tenant accounted for $3,832,000 and $3,553,000 of operating revenues for the three months ended June 30, 2007 and $7,664,000 and $7,106,000 for the six months ended June 30, 2007. Each tenant accounted for $6,170,000 and $4,016,000 of rents and other receivables, all of which are straight-line rent receivables, and $2,083,000 and $0 of advance rents as of June 30, 2007, respectively. The Company does not hold security deposits from these tenants. All tenants operate within the technology industry and, as such, their viability is subject to market fluctuations in that industry.

4. Mortgages and Notes Payable

At June 30, 2007 and December 31, 2006, the Company’s mortgage and note debt were as follows:

	June 30, 2007	December 31, 2006
ACC1/ACC2, variable interest rate of LIBOR plus 3.5%, matures July 2010	$71,926,000	$97,055,000
ACC4 (senior loan), variable interest rate of LIBOR plus 3.5%, matures December 2009	99,407,000	5,279,000
ACC4 (senior mezz), interest rate of LIBOR plus 10%, matures December 2009	50,004,000	14,507,000
ACC4 (junior mezz), interest rate of 15%, matures December 2009	43,083,000	40,018,000
VA3, variable interest rate of LIBOR plus 3%, matures September 2010	63,520,000	64,596,000
VA4, variable interest rate of LIBOR plus 3.5%, matures June 2008	105,398,000	106,656,000
CH1, variable interest rate of LIBOR plus 3.5% matures March 2008	24,746,000	—

	458,084,000	328,111,000
Less amount included in liabilities related to assets held for sale	—	(23,500,000)

	$458,084,000	$304,611,000

Eden (ACC 1 and 2)

On September 11, 2000, Eden entered into an agreement with Fremont Investment & Loan. Through various amendments, the maximum loan amount was $27,646,000 with a maturity date of July 1, 2005. Interest on the loan was equal to London Interbank Offering Rate (LIBOR) plus 3.5% provided that in no event will the variable interest rate be less than 8% per annum. The loan was repaid on June 9, 2005.

On June 9, 2005, Eden entered into a new loan agreement with a maximum principal amount of $101,500,000 with Fremont Investment & Loan. Interest accrues on the unpaid principal balance at a variable interest rate (which adjusts every six months) equal to the sum of the six-month LIBOR plus 3.50% (8.88% at June 30, 2007), provided that in no event will the variable interest rate be less than 5.75% per annum. The variable margin rate will be reduced to the six-month LIBOR plus 3.5% upon satisfaction of stabilization conditions. Beginning August 1, 2005, monthly payments of interest only and net cash flow are due. Upon satisfaction of stabilization conditions, the note will be payable in monthly payments of the greater of (1) net cash flow or (2) $700,000.

On December 19, 2005, Eden amended the loan under which Fremont Investment & Loan agreed, among other things, to, at a future date, release ACC1 from the lien of the security instrument and other loan documents upon payment of $23,500,000 of outstanding principal balance on the loan and an exit fee of $352,000 (see Note 10).

The note matures on July 1, 2010. An exit fee equal to $780,000, as adjusted due to the release of ACC1, is due when the loan is paid in full. The balance outstanding at June 30, 2007 and December 31, 2006 was $71,926,000 and $97,055,000, respectively. The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $67,858,000 at June 30, 2007.

Grizzly (ACC 4)

On November 30, 2006, Grizzly entered into a $302,000,000 senior loan with Fremont Investment & Loan (Senior Loan) related to the financing of ACC4. The loan bore interest at a rate equal to 8.82%. On January 1, 2007 and thereafter, the loan bears interest at the one-month LIBOR (which adjusts monthly) plus 3.50% (8.82% at June 30, 2007) provided that in no event will the variable interest rate be less than 8.32%. Beginning January 1, 2007, the loan requires monthly payments of interest plus all net cash flow. During the amortization period (which is defined as 240 months commencing on the stabilization date, as defined) payments will be the greater of (a) net cash flow or (b) principal and interest, which fully amortizes the unpaid principal balance over the remaining term of the loan at the interest rate then in effect. An exit fee equal to $3,775,000 (1.25% of the note amount) plus the difference between $14,500,000 and the amount of interest actually paid to the lender is due when the loan is paid in full. As of June 30, 2007, $2,030,000 of interest has been incurred. The loan matures on December 1, 2009 and can be extended for an additional 24 months subject to certain conditions. The balance outstanding at June 30, 2007 and December 31, 2006 was $99,407,000 and $5,279,000, respectively. The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $236,820,000 at June 30, 2007.

On November 30, 2006, Grizzly entered into a $47,294,000 senior mezzanine loan with a Lehman Brothers mezzanine fund. The loan bears interest at the one-month LIBOR (which adjusts monthly) plus 10% (15.375% at June 30, 2007), compounded monthly, provided that at any date the LIBOR rate decreases below 5%, LIBOR is deemed to be 5%. An exit fee equal to $591,000 (1.25% of the note amount) plus the difference between the amount of interest that would have been due over the term of the loan and the amount of interest actually paid to the lender is due when the loan is paid in full. The loan matures the earlier of (1) December 1, 2009 (Initial Maturity Date), (2) the maturity date of the Senior Loan, and (3) the date of acceleration or prepayment in full of the Senior Loan. The Initial Maturity Date may be extended for an additional two years. The balance outstanding at June 30, 2007 and December 31, 2006 was $50,004,000 and $14,507,000, respectively. The note is secured by 100% of the membership interests.

On November 30, 2006, Grizzly entered into a $40,018,000 junior mezzanine loan with Lehman Brothers Holdings Inc. The loan bears interest at 15%, compounded monthly. Grizzly shall pay an additional fee equal to the following amounts, less the total amount of interest paid: (1) if the loan is prepaid in full on or before April 2008, $37,018,000, (2) if the loan is prepaid in full on or before November 2009, $40,018,000 or (3) if the loan is paid after November 2009, then an amount sufficient to provide lender with an internal rate of return of

25%. The loan matures the earlier of (1) December 1, 2009 (Initial Maturity Date), (2) the maturity date of the Senior Loan, and (3) the date of acceleration or prepayment in full of the Senior Loan. The Initial Maturity Date may be extended for an additional two years. The balance outstanding at June 30, 2007 and December 31, 2006, was $43,083,000 and $40,018,000, respectively. The note is secured by 100% of the membership interests.

Lemur (VA 3)

On March 28, 2003, Lemur entered into a $19,975,000 senior loan with Merrill Lynch Business Financial Services Inc. and a $7,500,000 mezzanine loan with Lehman Brothers Holdings, Inc relating to the financing of VA3. Interest on the senior loan was equal to the one-month LIBOR plus 3.5%, provided that in no event would the interest rate be less than 5.75% per annum. The loans were repaid on May 14, 2004. In connection with the repayment of the loans, Lemur paid additional fees on the senior loan and mezzanine loan in the amount of $250,000 and $5,175,000, respectively, in 2004.

On May 14, 2004, Lemur entered into a $44,000,000 promissory note with SFT I, Inc. Proceeds from the loan were used to repay $18,728,000 of principal outstanding on the senior loan and $7,500,000 on the mezzanine loan. The loan had a maturity date of May 13, 2009 and bore interest at an annual rate equal to LIBOR plus 5.125%. The balance outstanding at December 31, 2005 was $42,746,000. The loan was repaid on August 14, 2006. In connection with the repayment in 2006, Lemur paid additional fees on the loan in the amount of $1,242,000.

Also in May 2004 in conjunction with the promissory note entered into, Lemur entered into an interest rate cap agreement with a total notional amount of $44,000,000 at a purchase price of $1,085,000 to cap the interest at 5.5%. During 2005 and 2004, Lemur recorded additional interest expense for the decrease in fair value of the interest rate cap of $89,000 and $800,000, respectively. In 2006, concurrent with the repayment of the promissory note, Lemur settled its interest rate derivative for proceeds received of $169,000 and recorded a loss of $27,000, which increased interest expense. As of June 30, 2007, the Company had no interest rate derivative instruments.

On August 14, 2006, Lemur entered into a $65,000,000 promissory note with Fremont Investment & Loan. Proceeds from the loan were used to repay $41,392,000 of principal outstanding. The loan has a maturity date of September 1, 2010, which can be extended an additional 12 months subject to certain conditions, and bears interest at an annual rate equal to LIBOR (which adjusts monthly) plus 3% (8.36% at June 30, 2007), provided that in no event will the variable interest rate be less than 7.94% per annum. The balance outstanding at June 30, 2007 and December 31, 2006 was $63,520,000 and $64,596,000, respectively. Monthly payments equal to the greater of (1) net operating income or (2) a payment sufficient to amortize the note at the interest rate then in effect over the 240-month amortization period are due. An exit fee equal to $325,000 (0.5% of the note amount) is due when the loan is paid in full. The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $22,387,000 at June 30, 2007.

Porpoise (VA 4)

On June 28, 2005, Porpoise entered into a $110,530,000 promissory note with Merrill Lynch Business Financial Services, Inc. relating to the financing of VA4, of which $105,398,000 and $106,656,000 was outstanding at June 30, 2007 and December 31, 2006, respectively. The note bears interest at a variable interest rate (which adjusts daily) equal to the sum of the one-month LIBOR plus 3.5% (8.82% at June 30, 2007), provided that in no event will the variable interest rate be less than 6.82% per annum. Beginning August 1, 2005, monthly payments of net cash flow are due under the terms of the note. An exit fee equal to $2,211,000 (2.0% of the note amount) is due when the loan is paid in full. The note matures on June 30, 2008, and can be extended for an additional 12 months subject to certain conditions and payment of an extension fee equal to $553,000 (0.5% of the note amount). The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $86,562,000 at June 30, 2007.

Tarantula (CH1)

On February 28, 2007, Tarantula entered into a $30,144,376 promissory note with Lehman Brothers Holdings Inc. relating to the financing of CH1 of which $24,746,000 was outstanding at June 30, 2007. The note bears interest at a variable interest rate (which adjusts daily) equal to the sum of the one-month LIBOR plus 3.5% (8.82% at June 30, 2007), provided that in no event will the variable interest rate be less than 8.5% per annum. Beginning March 1, 2007, monthly payments of interest only are due under the terms of the note. An exit fee equal to $301,444 (1.0% of the note amount) is due when the loan is paid in full. The note matures on March 1, 2008, and can be extended for an additional 12 months subject to certain conditions and payment of an extension fee equal to $151,000 (0.5% of the note amount). The note is collateralized by the assignment of rents and leases of certain properties and assets with an aggregate net book value of approximately $59,318,000 at June 30, 2007.

The mortgage notes include general compliance covenants, which are nonfinancial, with which the Company must comply, all of which were met as of June 30, 2007. Certain of the Company’s loan agreements contain provisions that could require certain of the limited liability companies to fund additional equity if the lender, at its sole and absolute discretion, determines that such funding is required to keep the loan in-balance. To date, no such fundings have been required and the Company does not believe that it is probable that the lenders will require such fundings.

The managing members have provided certain customary performance guarantees on certain debt related to the real estate.

5. Related Party Transactions

DFD Technical Services LLC (DFTS), an entity in which two of the members of the Company own an interest, is responsible for the management of the properties. Management fees incurred with DFTS are based on a percentage of gross receipts collected for the properties, typically 5%, and for the three months ended June 30, 2007 and 2006 totaled $653,000 and $576,000, respectively, including amounts included as discontinued operations. For the six months ended June 30, 2007 and 2006 management fees incurred totaled $1,246,000 and $1,110,000, respectively, including amounts included as discontinued operations. At June 30, 2007 and December 31, 2006, $361,000 and $28,000, respectively, of such fees were payable.

DuPont Fabros Development LLC (DFD), an entity in which two of the members of the Company own an interest, earns an asset management fee from certain of the properties. Asset management fees, which are included in management fees in the combined statements of operations, incurred with DFD are based on 1.5% of the annual gross receipts of the properties, and for the three months ended June 30, 2007 and 2006 totaled $131,000 and $127,000, respectively, including amounts classified as discontinued operations. Asset management fees for the six months ended June 30, 2007 and 2006 totaled $258,000 and $262,000, respectively, including amounts classified as discontinued operations. At June 30, 2007 and December 31, 2006, $289,000 and $51,000, respectively, of such fees were payable.

Bookkeeping fees incurred with DFD for the three months ended June 30, 2007 and 2006 totaled $27,000 and $27,000, respectively, and for the six months ended June 30, 2007 and 2006 totaled $59,000 and $54,000, respectively, and are included in general and administrative expenses in the accompanying combined statements of operations.

In addition, DFD was reimbursed for salaries and overhead expenses related to operation management totaling $334,000 and $356,000 for the three months ended June 30, 2007 and 2006, respectively, and $683,000 and $689,000 for the six months ended June 30, 2007 and 2006, respectively, which are included in property operating costs in the accompanying combined statements of operations.

DFD is paid leasing commissions, which are capitalized and amortized over the term of the lease, upon the successful negotiation of tenant leases. Leasing commissions are determined based on approximately 5% of the total rental revenue of the executed lease. During the three months ended June 30, 2007 and 2006, $7,032,000 and $1,167,000, respectively, was incurred. During the six months ended June 30, 2007 and 2006, $7,032,000 and $3,500,000, respectively was incurred. At June 30, 2007 and December 31, 2006, $7,032,000 and $0 of leasing commissions were payable.

DFD is paid development and construction management fees, which are capitalized, for their services in the development of properties and build-out of the infrastructure. During the three months ended June 30, 2007 and 2006, $2,216,000 and $0, respectively, was incurred. During the six months ended June 30, 2007 and 2006 $5,171,000 and $0, respectively, was incurred. At June 30, 2007 and December 31, 2006, $1,478,000 and $0, respectively, of such fees were payable.

In addition, due to related parties includes amounts due to DFD and affiliated entities of $4,401,000 and $557,000 at June 30, 2007 and December 31, 2006, respectively, for advances, salaries and overhead, and operating cost reimbursements.

Related party payables are due on demand without interest.

6. Combined Statements of Cash Flows—Supplemental Disclosures

During the six months ended June 30, 2007 and 2006, $1,488,000 and $0, respectively, of amortization of loan fees were capitalized to real estate.

During 2006, land was contributed to Grizzly Interests LLC at a value of $5,636,000.

During the six months ended June 30, 2007 and 2006, accounts payable and accrued expenses in the amount of $31,395,000 and $6,227,000, respectively, were capitalized to real estate.

7. Commitments and Contingencies

In March 2007, the Company was cited by the Virginia Department of Environmental Quality (VDEQ) compliance office about its emissions from the ACC2 diesel generators exceeding short-term emission limits. The Company commenced a study to develop a remediation plan and currently estimates future capital expenditures of approximately $650,000 to reduce emissions to be in conformance with state limits, which was accrued during the three months ended March 31, 2007. In addition, VDEQ had preliminarily indicated that the Company could be subject to penalties up to $200,000, but that the penalties may be reduced if deemed that the Company promptly remediated the violation. We accrued $100,000 as our best estimate of the penalty in the three months ended March 31, 2007. In September 2007, VDEQ issued a consent order fining the Company $169,000 of which the remaining $69,000 was accrued during the three months ended June 30, 2007.

The Company is involved from time to time in other various legal proceedings, lawsuits, examinations by various tax authorities, and claims that have arisen in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on the financial condition or results of operations.

Grizzly Ventures LLC executed a construction contract on October 20, 2006 with an unrelated contractor. The balance of the contract, as adjusted for change orders, is $236,900,000. As of June 30, 2007, the amount incurred was $205,051,000.

8. Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates, and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the amounts are not necessarily indicative of the amounts the Company would realize in a current market exchange.

The following methods and assumptions were used in estimating the fair value amounts and disclosures for financial instruments as of June 30, 2007 and December 31, 2006:

•

Cash and cash equivalents and restricted cash: The carrying amount of cash and cash equivalents and restricted cash reported in the balance sheet approximates fair value because of the short maturity of these instruments (i.e., less than 90 days).

•

Rents and other receivables, accounts payable and accrued liabilities, due to/from related parties, and advance rents: The carrying amount of these assets and liabilities reported in the balance sheet approximates fair value because of the short-term nature of these amounts.

•

Mortgage notes payable: Borrowings are floating rate instruments and management believes that for similar financial instruments with comparable credit risks, the stated interest rates as of June 30, 2007 (floating rates at spreads over a market rate index) approximate market rates. Accordingly, the carrying value is believed to approximate fair value.

9. Discontinued Operations

In December 2006, ACC1 was identified and classified as an asset held for sale. On February 27, 2007, the Property was sold for $42,485,000 and a gain of $28,372,000 was recorded.

The following summarizes the operating results, assets held for sale, and liabilities related to assets held for sale for the property classified as discontinued operations (ACC1):

	Three Months ended June 30,
	2007	2006
Revenues	$—	$1,136,000

Operating income	—	895,000
Interest expense	—	(487,000)
Gain from sale	—	—

Income from discontinued operations	$—	$408,000

	Six Months ended June 30,
	2007	2006
Revenues	$742,000	$2,284,000

Operating income	629,000	1,716,000
Interest expense	(497,000)	(969,000)
Gain from sale	28,372,000	—

Income from discontinued operations	$28,504,000	$747,000

	June 30, 2007	December 31, 2006
Land, buildings, and improvements	—	$11,868,000
Accumulated depreciation	—	(1,597,000)
Other assets	—	3,795,000

Assets held for sale	$—	$14,066,000

Mortgage note payable	—	$23,500,000
Other liabilities	—	206,000

Liabilities related to assets held for sale	$—	$23,706,000

10. Subsequent Events

On August 7, 2007, the Company’s members, along with the members of Quill Ventures, LLC (Quill), an affiliated data center single entity that had been operated under common management, contributed all of their interests in the entities to Safari Ventures LLC (Safari), a newly formed entity. For accounting purposes, Quill is deemed to be the accounting acquirer whereby Quill’s net assets will be recorded at carryover basis and the Company’s net assets will be recorded at their fair value. Concurrent with the contributions of such interests, Safari repaid certain of the Company’s mortgage note payable and Quill’s mortgage notes payable and entered into a $200 million secured term loan and a $275 million senior secured revolving credit facility (together the KeyBank Debt), of which a total of $408.2 million was outstanding as of August 7, 2007. The secured revolving credit facility contains an accordion feature that would enable the Company and Quill to increase such facility by up to $200 million depending on certain features, including the value of, and debt service on, the properties included in the borrowing base. Both loans bear interest at the rate of LIBOR plus 2.25% payable monthly on an interest-only basis The secured term loan matures on August 7, 2011 with no option to extend and the secured revolving credit facility matures on August 7, 2010 with an option to extend the maturity date 12 months.

On August 15, 2007 we entered into a $200.0 million interest rate swap with KeyBank National Association to manage the interest rate risk associated with a portion of the KeyBank Debt to be effective August 17, 2007 through the maturity of this loan. This swap agreement effectively fixes the interest rate on $200.0 million of the KeyBank Debt at 4.997% plus the credit spread of 2.25%. The Company designated this agreement as a hedge for accounting purposes.

             Shares

Common Stock

PROSPECTUS

                        , 2007

LEHMAN BROTHERS

UBS INVESTMENT BANK

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee	$21,490
NASD filing fee	70,650
NYSE listing fee	*
Printing and engraving fees	*
Legal fees and expenses	*
Financial advisory fees	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Director and officer liability insurance policy premium	*
Miscellaneous expenses	*

Total	*

*	To be completed by amendment.

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

In July 2007, Messrs. du Pont and Fateh were each issued 500 shares of our common stock for total consideration of $0.001 per share to provide our initial capitalization. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Upon completion of this offering, our OP will acquire certain property and non-property interests from entities controlled by our contributors in exchange for              OP units, $             in cash, and the assumption of $             in debt. Our contributors, and the entities controlled by them, irrevocably committed to the contribution and merger agreements included in our formation transactions prior to the filing of this Registration Statement. Those of our contributors who elected to receive OP units in connection with these formation transactions are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of these units will be effected in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Upon the completion of this offering and pursuant to the terms of their employment agreements, we will issue to Messrs. du Pont and Fateh $0.5 million of shares of common stock and $2.5 million of long-term incentive plan units, with the number of such shares and units to be based on the initial public offering price of our common stock at the completion of this offering and the formation transactions. In addition, upon completion of this offering and pursuant to the terms of his employment agreement, we will issue to Mr. Osgood $1.5 million in restricted shares of common stock, with the number of such shares to be based on the initial public offering price of our common stock at the completion of this offering and the formation transactions. See “Management—Employment Agreements.” Messrs. du Pont, Fateh and Osgood are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of the foregoing shares and units will be effected in reliance upon an exemption from registration under Section 4(2) of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland real estate investment trust to include in its charter a provision limiting the liability of its directors and officers to the trust and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty established in a judgment or other final adjudication to be material to the cause of action. Our charter contains a provision that limits the liability of our directors and officers to the maximum extent permitted by Maryland law.

Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its directors, officers, employees and agents to the same extent as permitted by the MGCL, for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities unless it is established that (a) the act or omission if the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right if the corporation or if the director or officer was adjudged to be liable to the corporation nor may a director be indemnified in circumstances in which the director is found liable for an improper personal benefit. In accordance with the MGCL and our bylaws, our bylaws require us, as a condition to advancement of expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

Our charter provides that we shall indemnify, to the maximum extent permitted by Maryland law in effect from time to time, any individual who is a present or former director or officer (including any individual who, at our request, serves or has served as an, officer, partner, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise) from and against any claim or liability to which such person may become subject by reason of service in such capacity. We have the power, with the approval of our board of directors, to provide indemnification and advancement of expenses to a present or former director or officer who served any of our contributing entities in any of the capacities described above and to any employee or agent of our company or any of our contributing entities. Maryland law requires us to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

Item 35. Treatment of Proceeds from Shares Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements.

See Index to Financial Statements

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Articles of Incorporation of DuPont Fabros Technology, Inc.*

3.2	Form of Amended and Restated Bylaws of DuPont Fabros Technology, Inc.*

4.1	Form of Common Share Certificate*

5.1	Opinion of Cooley Godward Kronish LLP regarding the validity of the securities*

8.1	Opinion of Hunton & Williams LLP regarding tax matters*

10.1	Form of Amended and Restated Partnership Agreement of DuPont Fabros Technology, L.P.*

10.2	Agreement and Plan of Merger, Safari Ventures LLC dated as of August 9, 2007 by and among Safari Ventures LLC, DuPont Fabros Technology, Inc., DuPont Fabros Technology L.P. and Safari Interests LLC

10.3	Agreement and Plan of Merger, Meerkat Interests LLC dated as of August 9, 2007 by and among Meerkat Interests LLC, DuPont Fabros Technology, Inc. and DuPont Technology L.P.

10.4	Agreement and Plan of Merger, Lemur Ventures LLC dated as of August 9, 2007 by and among Lemur Ventures LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.5	Agreement and Plan of Merger, Rhino Interests LLC dated as of August 9, 2007 by and among Rhino Interests LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.6	Agreement and Plan of Merger, Quill Ventures LLC dated as of August 9, 2007 by and among Quill Ventures LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.7	Agreement and Plan of Merger, Grizzly Interests LLC dated as of August 9, 2007 by and among Grizzly Interests LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.8	Contribution Agreement, DuPont Fabros Development LLC dated as of August 9, 2007 by and between DuPont Fabros Development LLC and DuPont Fabros Technology, L.P.

10.9	Contribution Agreement, DFD Technical Services LLC dated as of August 9, 2007 by and between DFD Technical Services LLC and DuPont Fabros Technology, L.P.

10.10	Contribution Agreement, Xeres Management LLC dated as of August 9, 2007 by and among Panda Interests LLC, Mercer Interests LLC and DuPont Fabros Technology, L.P.

10.11	Contribution Agreement, Whale Holdings LLC dated as of August 9, 2007 by and among Panda Interests LLC, Mercer Interests LLC and DuPont Fabros Technology, L.P.

10.12	Contribution Agreement, Yak Management LLC dated as of August 9, 2007 by and among Panda Interests LLC, Mercer Interests LLC and DuPont Fabros Technology, L.P.

10.13	Form of Employment Agreement by and between DuPont Fabros Technology, Inc., DuPont Fabros Technology, L.P. and Lammot J. du Pont*

10.14	Form of Employment Agreement by and between DuPont Fabros Technology, Inc., DuPont Fabros Technology, L.P. and Hossein Fateh*

10.15	Employment Agreement by and between DuPont Fabros Technology, Inc., DuPont Fabros Technology, L.P. and Steven G. Osgood*

10.16	Form of Indemnification Agreement*

10.17	Form of 2007 Equity Compensation Plan*

10.18	Credit Agreement dated as of August 7, 2007 by and among Safari Ventures LLC, as borrower, et al and KeyBank National Association, as agent

Exhibit
10.19	Form of Assignment and Assumption of Credit Agreement*

10.20	Form of Assignment and Assumption of Lease

21.1	List of Subsidiaries of DuPont Fabros Technology, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)*

23.3	Consent of Hunton & Williams LLP (included in Exhibit 8.1)*

24.1	Power of Attorney (included on the signature page to the Registration Statement)(1)

*	To be filed with subsequent amendment.
(1)	Previously filed with the Form S-11 filed by the Registrant on August 9, 2007.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on September 18, 2007.

DUPONT FABROS TECHNOLOGY, INC.

By:	/S/ HOSSEIN FATEH
Hossein Fateh President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: September 18, 2007	By:	*
Hossein Fateh President, Chief Executive Officer and Director (Principal Executive Officer)

Date: September 18, 2007	By:	*
Lammot J. du Pont Executive Chairman of the Board of Directors

Date: September 18, 2007	By:	*
Steven G. Osgood Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*By:	/S/ HOSSEIN FATEH
Hossein Fateh Attorney-in-Fact

Exhibit List

Exhibit

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Articles of Incorporation of DuPont Fabros Technology, Inc.*

3.2	Form of Amended and Restated Bylaws of DuPont Fabros Technology, Inc.*

4.1	Form of Common Share Certificate*

5.1	Opinion of Cooley Godward Kronish LLP regarding the validity of the securities*

8.1	Opinion of Hunton & Williams LLP regarding tax matters*

10.1	Form of Amended and Restated Partnership Agreement of DuPont Fabros Technology, L.P.*

10.2	Agreement and Plan of Merger, Safari Ventures LLC dated as of August 9, 2007 by and among Safari Ventures LLC, DuPont Fabros Technology, Inc., DuPont Fabros Technology L.P. and Safari Interests LLC

10.3	Agreement and Plan of Merger, Meerkat Interests LLC dated as of August 9, 2007 by and among Meerkat Interests LLC, DuPont Fabros Technology, Inc. and DuPont Technology L.P.

10.4	Agreement and Plan of Merger, Lemur Ventures LLC dated as of August 9, 2007 by and among Lemur Ventures LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.5	Agreement and Plan of Merger, Rhino Interests LLC dated as of August 9, 2007 by and among Rhino Interests LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.6	Agreement and Plan of Merger, Quill Ventures LLC dated as of August 9, 2007 by and among Quill Ventures LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.7	Agreement and Plan of Merger, Grizzly Interests LLC dated as of August 9, 2007 by and among Grizzly Interests LLC, DuPont Fabros Technology, Inc. and DuPont Fabros Technology L.P.

10.8	Contribution Agreement, DuPont Fabros Development LLC dated as of August 9, 2007 by and between DuPont Fabros Development LLC and DuPont Fabros Technology, L.P.

10.9	Contribution Agreement, DFD Technical Services LLC dated as of August 9, 2007 by and between DFD Technical Services LLC and DuPont Fabros Technology, L.P.

10.10	Contribution Agreement, Xeres Management LLC dated as of August 9, 2007 by and among Panda Interests LLC, Mercer Interests LLC and DuPont Fabros Technology, L.P.

10.11	Contribution Agreement, Whale Holdings LLC dated as of August 9, 2007 by and among Panda Interests LLC, Mercer Interests LLC and DuPont Fabros Technology, L.P.

10.12	Contribution Agreement, Yak Management LLC dated as of August 9, 2007 by and among Panda Interests LLC, Mercer Interests LLC and DuPont Fabros Technology, L.P.

10.13	Form of Employment Agreement by and between DuPont Fabros Technology, Inc., DuPont Fabros Technology, L.P. and Lammot J. du Pont*

10.14	Form of Employment Agreement by and between DuPont Fabros Technology, Inc., DuPont Fabros Technology, L.P. and Hossein Fateh*

10.15	Employment Agreement by and between DuPont Fabros Technology, Inc., DuPont Fabros Technology, L.P. and Steven G. Osgood*

10.16	Form of Indemnification Agreement*

10.17	Form of 2007 Equity Compensation Plan*

10.18	Credit Agreement dated as of August 7, 2007 by and among Safari Ventures LLC, as borrower, et al and KeyBank National Association, as agent

Exhibit

10.19	Form of Assignment and Assumption of Credit Agreement*

10.20	Form of Assignment and Assumption of Lease

21.1	List of Subsidiaries of DuPont Fabros Technology, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)*

23.3	Consent of Hunton & Williams LLP (included in Exhibit 8.1)*

24.1	Power of Attorney (included on the signature page to the Registration Statement)(1)

*	To be filed with subsequent amendment.
(1)	Previously filed with the Form S-11 filed by the Registrant on August 9, 2007.